BEA 東亞銀行

Our Ref: SHR/07/64

September 3, 2007

RECEIVED
2007 SEP 17 A 9:15
CORPORATE FINANCE

BY REGISTERED AIRMAIL

Securities and Exchange Commission,
Division of Corporate Finance,
Judiciary Plaza,
450 Fifth Street,
Washington, DC 20549,
U.S.A.

07026572

SUPPL

Ladies and Gentlemen,

Re: The Bank of East Asia, Limited
Rule 12g3-2(b) Exemption File No. 82-3443

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of The Bank of East Asia, Limited (the "Company"), enclosed for your attention are the documents described in the Annex hereto.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b).

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Securities & Exchange Commission (the "SEC") or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 3608 5068 in Hong Kong if you have any questions.

Thank you for your attention to this matter.

PROCESSED
SEP 21 2007
THOMSON FINANCIAL

Yours faithfully,
For and on behalf of
THE BANK OF EAST ASIA, LIMITED

Molly Ho Kam-lan
Company Secretary

dlw 9/18

MH/TT/im/696
Encls.

File No. 82-3443

Annex to Letter to the SEC
dated September 3, 2007
The Bank of East Asia, Limited

The documents below are being furnished to the SEC to supplement information provided since May 3, 2007 with respect to the Company's request for exemption under Rule 12g3-2(b).

Description of Document

1.	Document	: Circular to shareholders in respect of Discloseable Transaction Investment in AFFIN Holdings Berhad
	Date	: May 15, 2007
	Source of Requirement	: The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("HKSE Listing Rules")
2.	Document	: Form AR1 Annual Return
	Date	: May 18, 2007
	Source of Requirement	: Hong Kong Companies Ordinance
3.	Document	: Form AC1 Statement of Particulars of Subsidiaries
	Date	: May 18, 2007
	Source of Requirement	: Hong Kong Companies Ordinance
4.	Document	: Form AC2 Statement of Particulars of Shareholdings in Non-Subsidiary Companies
	Date	: May 18, 2007
	Source of Requirement	: Hong Kong Companies Ordinance
5.	Document	: Form SC1 Return of Allotments
	Date	: May 31, 2007
	Source of Requirement	: Hong Kong Companies Ordinance
6.	Document	: Form SC1 Return of Allotments
	Date	: June 29, 2007
	Source of Requirement	: Hong Kong Companies Ordinance
7.	Document	: Notice of Date of Board Meeting
	Date	: July 3, 2007
	Source of Requirement	: HKSE Listing Rules
8.	Document	: Announcement in respect of SEC Investigation – Dr. The Hon. Sir David LI Kwok-po
	Date	: July 19, 2007
	Source of Requirement	: HKSE Listing Rules
9.	Document	: Form SC1 Return of Allotments
	Date	: July 30, 2007
	Source of Requirement	: Hong Kong Companies Ordinance
10.	Document	: Announcement of 2007 Interim Results
	Date	: August 2, 2007
	Source of Requirement	: HKSE Listing Rules

File No. 82-3443

Annex to Letter to the SEC
dated September 3, 2007
The Bank of East Asia, Limited

Description of Document

11. Document : Interim Report 2007
    Date : August 2, 2007
    Source of Requirement : HKSE Listing Rules

12. Document : Form R2 Notification of Location of Registers
    Date : August 6, 2007
    Source of Requirement : Hong Kong Companies Ordinance

13. Document : Scrip Circular and Form of Election in respect of 2007 interim scrip dividend
    Date : August 22, 2007
    Source of Requirement : HKSE Listing Rules

14. Document : Form SC1 Return of Allotments
    Date : August 31, 2007
    Source of Requirement : Hong Kong Companies Ordinance

15. Document : Announcement in respect of 2007 Interim Scrip Dividend Scheme – Calculation of Market Value
    Date : August 31, 2007
    Source of Requirement : HKSE Listing Rules

公司註冊處
Companies Registry

Annual Return

(公司條例第107(1)條)
(Companies Ordinance s. 107(1))

表格 Form **AR1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 **Company Number**: 255

1 公司名稱 Company Name

東亞銀行有限公司
The Bank of East Asia, Limited

(註 Note 8) **2 商業名稱 Business Name**

--

3 公司類別 Type of Company

請在有關空格內加 ✓ 號 Please tick the relevant box

☐ 有股本的私人公司 Private Company having a share capital

☑ 其他 Others

4 本申報表日期 Date of this Return

本申報表列載公司截至右列日期為止的資料
The information in this Return is made up to

日 DD	月 MM	年 YYYY
12	04	2007

(如屬有股本的私人公司，本申報表應列載截至公司成立為法團的周年日期的資料。如屬其他公司，所列載的資料則應截至公司周年大會日期或以代替周年大會的書面決議的日期為止。
For a private company having a share capital, the information in this Return should be made up to the anniversary of the date of incorporation. For other companies, the information should be made up to the date of the annual general meeting (AGM) or the date of written resolution passed in lieu of AGM.)

(註 Note 9) **5 註冊辦事處地址 Address of Registered Office**

No.10 Des Voeux Road Central, Hong Kong

(註 Note 10) **6 電郵地址 E-mail Address**

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building, 10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address:

檔號 Reference: (LNL) / T0180024 / 24/05/2007

請勿填寫本欄 For Official Use

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

7 按揭及押記 Mortgages and Charges

截至本申報表日期，所有須根據《公司條例》第 80 及第 82 條規定向公司註冊處處長登記的按揭及押記的未償還總額

Total Amount outstanding as of the Date of this Return on all mortgages and charges which are required to be registered with the Registrar of Companies pursuant to sections 80 and 82 of the Companies Ordinance

US$ 211,775,009

(註 Note 11) 8 無股本公司的成員數目 Number of Member(s) of a Company Not Having a Share Capital

(有股本的公司毋須填報此項 Company having a share capital need not complete this section)

截至本申報表日期的成員數目
Number of member(s) as at the Date of this Return

(註 Note 12) 9 股本 Share Capital

(無股本的公司毋須填報第 9 及第 10 項 Company not having a share capital need not complete sections 9 & 10)

	截至本申報表日期 As at the Date of this Return				
	法定股本 Authorized Share Capital	已發行股本 Issued Share Capital			
股份類別 Class of Shares	總面值 **Total** Nominal Value †	已發行股份數目 Number of Shares Issued (a)	每股已發行股份的面值 Nominal Value of Each Share Issued † (b)	已發行股份的總面值 **Total** Nominal Value of Shares Issued † (a) x (b)	已發行股份的已繳股款總值 (不包括溢價) **Total** Paid up Value of Shares Issued † (excluding premium)
Ordinary	HK$6,500,000,000.00	1,553,067,050	HK$2.50	HK$3,882,667,625.00	HK$3,882,667,625.00
總值 Total	HK$6,500,000,000.00	1,553,067,050		HK$3,882,667,625.00	HK$3,882,667,625.00

† 請註明貨幣單位(例如：港元、美元)
Please specify the currency (e.g. HKD, USD)

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

(註 Note 13) **10 有股本公司的成員詳情 Details of Member(s) of a Company Having a Share Capital**
(如未能盡錄於下列表格內，請用續頁 A 填報 Use Continuation Sheet A if there is insufficient space)

<u>截至本申報表日期的成員詳情 Details of Member(s) as at the Date of this Return</u>

股份類別 Class of Shares	Ordinary

如公司的股份自上一份周年申報表日期以來(如屬首份周年申報表，則自公司成立爲法團以來)有任何轉讓，有關詳情亦請一併填報；股份受讓人的姓名／名稱請在「備註」一欄註明。
If there have been any transfers of the company's shares since the date of the last Annual Return (or since incorporation if this is the first Annual Return), please also provide details of the transfers; the name of the transferee should be stated in the 'Remarks' column.

姓名／名稱 Name	地址 Address	股份 Shares			備註 Remarks
		現時持有量 Current Holding	轉讓 Transferred		
			數目 Number	日期 Date	
	See the attached CD-Rom				
	總數 Total	1,553,067,050			

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

11 秘書 Secretary

A. 個人秘書 Individual Secretary

(如超過一名個人秘書，請用續頁 B 填報 Use Continuation Sheet B if more than 1 individual secretary)

中文姓名 Name in Chinese	何金蘭
英文姓名 Name in English	姓氏 Surname: Ho; 名字 Other Names: Kam Lan
前用姓名 Previous Names	--
別名 Alias	--
(註 Note 14) 香港住址 Hong Kong Residential Address	Flat A, 15th Floor, Block 1, Sherwood Court, 18 Kwai Sing Lane, Happy Valley, Hong Kong
(註 Note 15) 電郵地址 E-mail Address	--

(註 Note 16) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number	D289463(8)
b 海外護照 Overseas Passport	簽發國家 Issuing Country: --; 號碼 Number: --

B. 法人團體秘書 Corporate Secretary

(如超過一名法人團體秘書，請用續頁 B 填報 Use Continuation Sheet B if more than 1 corporate secretary)

(註 Note 17) 中文名稱 Name in Chinese	
(註 Note 17) 英文名稱 Name in English	
(註 Note 18) 香港地址 Hong Kong Address	
(註 Note 15) 電郵地址 E-mail Address	
公司編號 Company Number *(只適用於在香港註冊的法人團體) (Only applicable to body corporate registered in Hong Kong)*	

12 董事 Director

A. 個人董事 Individual Director

(如超過兩名個人董事，請用續頁 C 填報 Use Continuation Sheet C if more than 2 individual directors)

(註 Note 19) 1 身份 Capacity

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to: --

中文姓名 Name in Chinese	李國寶

英文姓名 Name in English	姓氏 Surname	名字 Other Names
	Li	Kwok Po, David

前用姓名 Previous Names	--
別名 Alias	--

(註 Note 20) 住址 Residential Address

Address	國家 Country
Penthouse A, Tower 2, Dynasty Court, 23 Old Peak Road, Hong Kong	--

(註 Note 21) 電郵地址 E-mail Address: --

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A982004(6)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
--	--

12 董事 Director (續上頁 cont'd)

(註 Note 19) 2 身份 Capacity

- [x] 董事 Director
- [ ] 候補董事 Alternate Director

代替 Alternate to: --

中文姓名 Name in Chinese	李福和

	姓氏 Surname	名字 Other Names
英文姓名 Name in English	Li	Fook Wo

前用姓名 Previous Names	--
別名 Alias	--

(註 Note 20) 住址 Residential Address

Address	國家 Country
A501, Villa Verde, 18 Guildford Road, The Peak, Hong Kong	--

(註 Note 21) 電郵地址 E-mail Address: --

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A109478(8)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
--	--

12 董事 Director (續上頁 cont'd)

B. 法人團體董事 Corporate Director

(如超過兩名法人團體董事，請用續頁 D 填報 Use Continuation Sheet D if more than 2 corporate directors)

(註 Note 19) 1 身份 Capacity ☐ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

中文名稱 Name in Chinese

英文名稱 Name in English

(註 Note 23) 地址 Address

國家 Country

(註 Note 21) 電郵地址 E-mail Address

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

(註 Note 19) 2 身份 Capacity ☐ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

中文名稱 Name in Chinese

英文名稱 Name in English

(註 Note 23) 地址 Address

國家 Country

(註 Note 21) 電郵地址 E-mail Address

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

12 董事 Director (續上頁 cont'd)

C. 備任董事 Reserve Director

(只適用於只有一名成員而該成員同時亦是唯一董事的私人公司 Only applicable to a private company with only one member who is also the sole director of the company)

中文姓名 Name in Chinese	

英文姓名 Name in English		
	姓氏 Surname	名字 Other Names

前用姓名 Previous Names	
別名 Alias	

(註 Note 20)	住址 Residential Address		國家 Country

(註 Note 21)	電郵地址 E-mail Address	

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

13 登記冊 Registers

公司備存下列登記冊的地址(如並非備存於第 5 項的註冊辦事處內)
Address where the following registers of the company are kept (if not kept at the Registered Office in Section 5)

登記冊 Register		地址 Address
a	成員登記冊 Register of Members	Level 25, Three Pacific Place, 1 Queen's Road East, Hong Kong
b	債權證持有人登記冊 *(如有的話)* Register of Debenture Holders *(if any)*	20/F., Chater House, 8 Connaught Road, Central, Hong Kong

(註 Note 24)

14 隨表提交的帳目所涵蓋的會計結算始末日期 Period Covered by Accounts Submitted with this Form

(私人公司毋須填報此項 A private company need not complete this section)

日 DD	月 MM	年 YYYY	至 To	日 DD	月 MM	年 YYYY
01	01	2006		31	12	2006

15 證明書 Certificate

(此項證明只適用於私人公司。如不適用,請刪去此項。)
(This Certificate should only be completed in respect of a private company. If not applicable, please delete.)

~~本人證明公司自上一份周年申報表日期以來(如屬首份周年申報表,則自成立為法團以來),並無發出任何文件,邀請公眾人士認購公司任何股份或債權證;同時如成員數目於本申報表日期超過五十,則所超出的成員,全是根據《公司條例》第 29(1)(b)條不須計算入該五十名額內的人士。~~

~~I certify that the company has not, since the date of the last Annual Return (or since incorporation if this is the first Annual Return), issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 as at the Date of this Return, the excess are persons who under section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.~~

本申報表包括 ______ 張續頁 A、______ 張續頁 B、______ 張續頁 C 及 ______ 張續頁 D。

This Return includes -- Continuation Sheet(s) A, -- Continuation Sheet(s) B, 15 Continuation Sheet(s) C and -- Continuation Sheet(s) D.

簽署 Signed : [signature]

姓名 Name : Ho Kam Lan

~~董事 Director~~ / 秘書 Secretary *

日期 Date : 18th May, 2007
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

本申報表日期 Date of Return

日 DD	月 MM	年 YYYY
12	04	2007

公司編號 Company Number

255

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to: --

中文姓名 Name in Chinese: 黃頌顯

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Wong	Chung Hin

前用姓名 Previous Names: --

別名 Alias: --

(註 Note 20) 住址 Residential Address

D72 Carolina Gardens, 34 Coombe Road,
Hong Kong

國家 Country: --

(註 Note 21) 電郵地址 E-mail Address: --

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A918026(8)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
--	--

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

本申報表日期 Date of Return

12	04	2007
日 DD	月 MM	年 YYYY

公司編號 Company Number

255

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: --

中文姓名 Name in Chinese: 李兆基

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Lee	Shau Kee

前用姓名 Previous Names: --

別名 Alias: --

(註 Note 20) 住址 Residential Address: 36, MacDonnell Road, 22/F., Hong Kong

國家 Country: --

(註 Note 21) 電郵地址 E-mail Address: --

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A620864(1)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
--	--

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

本申報表日期 Date of Return

日 DD	月 MM	年 YYYY
12	04	2007

公司編號 Company Number: 255

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

- [✓] 董事 Director
- [ ] 候補董事 Alternate Director
- 代替 Alternate to: --

中文姓名 Name in Chinese: 黄子欣

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Wong	Chi Yun, Allan

前用姓名 Previous Names: --

別名 Alias: --

(註 Note 20) 住址 Residential Address: 12 Bowen Road, 29/F. & 30/F., Hong Villa, Hong Kong

國家 Country: --

(註 Note 21) 電郵地址 E-mail Address: --

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A957296(4)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
--	--

本申報表日期 Date of Return		
12	04	2007
日 DD	月 MM	年 YYYY

公司編號 Company Number: 255

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity: [✓] 董事 Director [ ] 候補董事 Alternate Director — 代替 Alternate to: --

中文姓名 Name in Chinese: 李國星

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Li	Kwok Sing

前用姓名 Previous Names: --

別名 Alias: --

(註 Note 20) 住址 Residential Address: B25, Estoril Court, 55 Garden Road, Hong Kong — 國家 Country: --

(註 Note 21) 電郵地址 E-mail Address: --

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: D042347(6)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
--	--

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

本申報表日期 Date of Return		
12	04	2007
日 DD	月 MM	年 YYYY

公司編號 Company Number
255

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: --

中文姓名 Name in Chinese: 彭玉榮

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Pang	Yuk Wing, Joseph

前用姓名 Previous Names: --

別名 Alias: --

(註 Note 20) 住址 Residential Address

	國家 Country
Flat B, 23/F., Block 9, Braemar Hill Mansion, 31 Braemar Hill Road, North Point, Hong Kong	--

(註 Note 21) 電郵地址 E-mail Address: --

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A862765(A)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
--	--

本申報表日期 Date of Return

12	04	2007
日 DD	月 MM	年 YYYY

公司編號 Company Number

255

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director　☐ 候補董事 Alternate Director

代替 Alternate to: --

中文姓名 Name in Chinese: 蒙民偉

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Mong	Man Wai, William

前用姓名 Previous Names: --

別名 Alias: --

(註 Note 20) 住址 Residential Address

No.6 Essex Crescent, Kowloon Tong, Kowloon, Hong Kong

國家 Country: --

(註 Note 21) 電郵地址 E-mail Address: --

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: B172255(2)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
--	--

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

本申報表日期 Date of Return

12	04	2007
日 DD	月 MM	年 YYYY

公司編號 Company Number

255

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to: --

中文姓名 Name in Chinese: 陳棋昌

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Chan	Kay Cheung

前用姓名 Previous Names: --

別名 Alias: --

(註 Note 20) 住址 Residential Address

22A Broadway, 8th Floor, Mei Foo Sun Chuen, Kowloon

國家 Country: --

(註 Note 21) 電郵地址 E-mail Address: --

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: B905121(5)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
--	--

本申報表日期 Date of Return

日 DD	月 MM	年 YYYY
12	04	2007

公司編號 Company Number: 255

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director　☐ 候補董事 Alternate Director　代替 Alternate to: --

中文姓名 Name in Chinese: 羅友禮

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Lo	Yau Lai, Winston

前用姓名 Previous Names: --

別名 Alias: --

(註 Note 20) 住址 Residential Address: 5/F., Faber Villa, 17 Tai Tam Road, Stanley, Hong Kong

國家 Country: --

(註 Note 21) 電郵地址 E-mail Address: --

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A909089(7)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
--	--

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

本申報表日期 Date of Return		
12	04	2007
日 DD	月 MM	年 YYYY

公司編號 Company Number: 255

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity: ☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: --

中文姓名 Name in Chinese: 邱繼炳

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Khoo	Kay Peng

前用姓名 Previous Names: --

別名 Alias: --

(註 Note 20) 住址 Residential Address: 189 Jalan Ampang, 50450 Kuala Lumpur, Malaysia

國家 Country: Malaysia

(註 Note 21) 電郵地址 E-mail Address: --

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: P685205(3)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
--	--

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

本申報表日期 Date of Return		
12	04	2007
日 DD	月 MM	年 YYYY

公司編號 Company Number: 255

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to: --

中文姓名 Name in Chinese	郭炳江
英文姓名 Name in English	姓氏 Surname: Kwok; 名字 Other Names: Ping Kwong, Thomas
前用姓名 Previous Names	--
別名 Alias	--
(註 Note 20) 住址 Residential Address	8A, South Bay Road, Repulse Bay, Hong Kong; 國家 Country: --
(註 Note 21) 電郵地址 E-mail Address	--

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A991900(A)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
--	--

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

本申報表日期 Date of Return		
12	04	2007
日 DD	月 MM	年 YYYY

公司編號 Company Number
255

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity: ☑ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to: --

中文姓名 Name in Chinese	李澤楷

	姓氏 Surname	名字 Other Names
英文姓名 Name in English	Li	Tzar Kai, Richard

前用姓名 Previous Names	--
別名 Alias	--

		國家 Country
(註 Note 20) 住址 Residential Address	House 1, 28 Gough Hill Road, Hong Kong	--

(註 Note 21) 電郵地址 E-mail Address	--

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number	D544977(5)	
b 海外護照 Overseas Passport	--	--
	簽發國家 Issuing Country	號碼 Number

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

本申報表日期 Date of Return

12	04	2007
日 DD	月 MM	年 YYYY

公司編號 Company Number: 255

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to: --

中文姓名 Name in Chinese: 陳文裘

英文姓名 Name in English

Tan	Man Kou
姓氏 Surname	名字 Other Names

前用姓名 Previous Names: --

別名 Alias: --

(註 Note 20) 住址 Residential Address: Flat 10C, Sea Cliff Mansion, 19 Repulse Bay Road, Hong Kong

國家 Country: --

(註 Note 21) 電郵地址 E-mail Address: mktan@netvigator.com

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A799093(9)

b 海外護照 Overseas Passport

--	--
簽發國家 Issuing Country	號碼 Number

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

本申報表日期 Date of Return

12	04	2007
日 DD	月 MM	年 YYYY

公司編號 Company Number

255

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: --

中文姓名 Name in Chinese: 駱錦明

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Lo	Chin Ming, Kenneth

前用姓名 Previous Names: --

別名 Alias: --

(註 Note 20) 住址 Residential Address:

11, Alley 88, Lane 25, Tung-Shan Rd., Shih-Lin District, Taipei, Taiwan

國家 Country: --

(註 Note 21) 電郵地址 E-mail Address: --

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: --

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
Republic of China	212090427

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

本申報表日期 Date of Return

12	04	2007
日 DD	月 MM	年 YYYY

公司編號 Company Number: 255

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: --

中文姓名 Name in Chinese: 李福全

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Li	Fook Chuen, Eric

前用姓名 Previous Names: --

別名 Alias: --

(註 Note 20) 住址 Residential Address

16A Harbourview, 11 Magazine Gap Road, Hong Kong

國家 Country: --

(註 Note 21) 電郵地址 E-mail Address: --

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E162384(6)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
--	--

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

本申報表日期 Date of Return

12	04	2007
日 DD	月 MM	年 YYYY

公司編號 Company Number

255

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director　☐ 候補董事 Alternate Director　代替 Alternate to: --

中文姓名 Name in Chinese: 李國仕

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Li	Kwok Sze, Stephen Charles

前用姓名 Previous Names: --

別名 Alias: --

(註 Note 20) 住址 Residential Address: 35D, Estoril Court, 55 Garden Road, Hong Kong

國家 Country: --

(註 Note 21) 電郵地址 E-mail Address: --

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: XD625334(8)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
--	--

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

公司註冊處
Companies Registry

Statement of Particulars of Subsidiaries

(公司條例第 128(5)(b) 及 (5A)(b)條)
(Companies Ordinance s. 128(5)(b) & (5A)(b))

表格 Form AC1

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

255

1 公司名稱 Company Name

東亞銀行有限公司
The Bank of East Asia, Limited

2 本陳述書的附表一載列本公司於下述財政年度終結日期的所有附屬公司的詳情
The particulars of all the Subsidiaries of the Company as at the closing date of the financial year as stated below are contained in Schedule 1 of this Statement

財政年度的終結日期
Closing Date of the Financial Year

31	12	2006
日 DD	月 MM	年 YYYY

本陳述書包括 ________ 頁附表。

This Statement includes 15 page(s) of Schedule.

簽署 Signed :

姓名 Name : Ho Kam Lan

~~董事 Director~~ / 秘書 Secretary *

日期 Date : 18th May, 2007

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

(註 Note 4) 提交人的資料 Presentor's Reference

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building,
10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

指明編號 1/2005 (修訂) (2005 年 12 月)
Specification No. 1/2005 (Revision) (Dec. 2005)

公司編號 Company Number

255

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面値比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Asia Strategic Capital Limited	British Virgin Islands	Ordinary		100%
Asia Strategic Investment Management Limited	Hong Kong	Ordinary		100%
Bank of East Asia (Trustees) Limited	Hong Kong	Ordinary	100%	
BC (BVI) Holdings Limited	British Virgin Islands	Ordinary	100%	
BEA Life Limited	Hong Kong	Ordinary	100%	
BEA Pacific Asia Limited	Hong Kong	Ordinary		100%
BEA Pacific Holding Company Limited	Bermuda	Ordinary	100%	
BEA Pacific Limited	Hong Kong	Ordinary		100%
BEA Pacific Nominee Limited	Hong Kong	Ordinary		100%
BEA Pacific (Vanuatu) Limited	Vanuatu	Ordinary	100%	
BEAC Limited	Hong Kong	Ordinary	100%	
BEAF Limited	Hong Kong	Ordinary	100%	
Blue Care (BVI) Holdings Limited	British Virgin Islands	Ordinary		100%
Blue Cross (Asia-Pacific) Insurance Limited	Hong Kong	Ordinary	100%	

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面値比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Credit Gain Finance Company Limited	Hong Kong	Ordinary	100%	
EA China Finance Limited	British Virgin Islands	Ordinary		100%
EA Nominees Limited	Hong Kong	Ordinary		100%
EA Securities Limited	Hong Kong	Ordinary		100%
East Asia Asset Management Company Limited	Hong Kong	Ordinary	100%	
East Asia Electronic Data Processing (Guangzhou) Limited	People's Republic of China	N/A		100%
East Asia Facility Management Limited	Hong Kong	Ordinary		100%
East Asia Financial Holding (BVI) Limited	British Virgin Islands	Ordinary	100%	
East Asia Financial Services (BVI) Ltd.	British Virgin Islands	Ordinary	100%	
East Asia Futures Limited	Hong Kong	Ordinary	100%	
East Asia Holding Company, Inc.	USA	Ordinary	100%	

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

公司編號 Company Number

255

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
East Asia Indonesian Holdings Limited	Seychelles	Ordinary		100%
East Asia International Trustees Holdings (BVI) Limited	British Virgin Islands	Ordinary	100%	
East Asia Investment Holdings Limited	Hong Kong	Ordinary	100%	
East Asia Investments Holdings (BVI) Ltd.	British Virgin Islands	Ordinary	100%	
East Asia Properties Holding Company Limited	Hong Kong	Ordinary	100%	
East Asia Properties Investment Company Limited	Hong Kong	Ordinary		100%
East Asia Properties (US), Inc.	USA	Ordinary		100%
East Asia Property Agency (China) Company Limited	Hong Kong	Ordinary	100%	
East Asia Property Agency Company Limited	Hong Kong	Ordinary	100%	
East Asia Property Agency (Shanghai) Limited *(to be dissolved on 21st March, 2007)*	People's Republic of China	N/A		100%
East Asia Property Development (Shanghai) Limited	Hong Kong	Ordinary		100%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

Form AC1

公司編號 Company Number

255

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
East Asia Property Holdings (Jersey) Limited	British Virgin Islands	Ordinary	100%	
East Asia Property Management (China) Limited	Hong Kong	Ordinary		100%
East Asia Property Management (Guangzhou) Limited	People's Republic of China	N/A		100%
East Asia Secretaries Limited	Hong Kong	Ordinary	100%	
East Asia Securities Company Limited	Hong Kong	Ordinary	100%	
East Asia Services (Holdings) Limited	Hong Kong	Ordinary	100%	
East Asia Strategic Holdings Limited	British Virgin Islands	Ordinary	100%	
Far East Bank Nominees Limited	Hong Kong	Ordinary		100%
FEB (1989) Limited	Hong Kong	Ordinary & Non-Voting Deferred		100%
Global Success Ltd.	British Virgin Islands	Ordinary		100%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company Not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nomine (註 Note)
Golden Empire International Inc.	British Virgin Islands	Ordinary		100%
Golden Properties Finance Ltd.	British Virgin Islands	Ordinary		100%
Golden Queen International Ltd.	British Virgin Islands	Ordinary		100%
Golden Wings International Ltd.	British Virgin Islands	Ordinary		100%
Goldmond Company Limited	British Virgin Islands	Ordinary		100%
Goldmond Finance Company Limited	British Virgin Islands	Ordinary		100%
Leader One Limited	British Virgin Islands	Ordinary	100%	
Red Phoenix Limited	Hong Kong	Ordinary	100%	
Shanghai Dong Yan Property Management Limited *(to be dissolved on 14th March, 2007)*	People's Republic of China	N/A		100%
Shenzhen East Asia Property Management Limited *(to be dissolved on 5th April, 2007)*	People's Republic of China	N/A		100%
The Bank of East Asia (BVI) Limited	British Virgin Islands	Ordinary	100%	
The Bank of East Asia (Canada)	Canada	Common	100%	

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

表格 Form **AC1**

(附表一 Schedule 1)

公司編號 Company Number

255

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company Not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
The Bank of East Asia (Nominees) Limited	Hong Kong	Ordinary	100%	
The Bank of East Asia (Nominees) Private Limited	Singapore	Ordinary	100%	
The Bank of East Asia Nominees (UK) Limited	UK	Ordinary	100%	
The Bank of East Asia (U.S.A.) N.A.	USA	Ordinary		100%
Toursafe Limited *(to be dissolved on 27th April, 2007)*	Hong Kong	Ordinary		100%
Travelguard Limited *(to be dissolved on 27th April, 2007)*	Hong Kong	Ordinary		100%
Travelsafe Limited	Hong Kong	Ordinary		100%
Tung Shing Holdings (BVI) Limited	British Virgin Islands	Ordinary	100%	
UCB Limited	Hong Kong	Ordinary	100%	
United Chinese (Nominees) Limited	Hong Kong	Ordinary	100%	
Walker St. Land Corp.	USA	Common	100%	

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

公司編號 Company Number

255

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company Not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary its nominee) (註 Note)
Blue Care JV (BVI) Holdings Limited	British Virgin Islands	Ordinary		80%
Blue Care Medical Services Limited	Hong Kong	Ordinary		80%
U Care Hong Kong Medical Limited	Hong Kong	Ordinary		80%
Abacus (Nominees) Limited	Hong Kong	Ordinary		76%
Abacus Share Registrars Limited	Hong Kong	Ordinary		76%
Acheson Limited	Hong Kong	Ordinary		76%
Alhart Limited	Hong Kong	Ordinary		76%
Barbinder & Co. Pte. Ltd.	Singapore	Ordinary		76%
Becmac Limited	Hong Kong	Ordinary		76%
Beecroft Limited	Hong Kong	Ordinary		76%
Branford Investments Limited	British Virgin Islands	Ordinary		76%
Camceb Limited	Hong Kong	Ordinary		76%
Cane Garden Bay Limited	British Virgin Islands	Ordinary		76%
Cheam Holdings Limited	British Virgin Islands	Ordinary		76%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。
The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立為法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company Not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Cheam Nominees Limited	British Virgin Islands	Ordinary		76%
Clacton Company Limited	Hong Kong	Ordinary		76%
Clancy Limited	Hong Kong	Ordinary		76%
Delanez Limited	Hong Kong	Ordinary		76%
Denroy Nominees Limited	Hong Kong	Ordinary		76%
Dersale Limited	Hong Kong	Ordinary		76%
Digex Limited	Hong Kong	Ordinary		76%
Directra Overseas Services Inc.	British Virgin Islands	Ordinary		76%
Directra Services Limited	Hong Kong	Ordinary		76%
East Asia Corporate Services (BVI) Limited	British Virgin Islands	Ordinary		76%
East Asia Corporate Services (Nominees) Ltd.	British Virgin Islands	Ordinary		76%
East Asia Holdings (BVI) Limited	British Virgin Islands	Ordinary		76%
East Asia Liquidators Ltd.	British Virgin Islands	Ordinary		76%
East Asia Marketing Limited	British Virgin Islands	Ordinary		76%
East Asia Secretarial Services Ltd.	British Virgin Islands	Ordinary		76%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

公司編號 Company Number

255

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company Not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary its nominee) (註 Note)
East Asia Secretaries (BVI) Limited	British Virgin Islands	Ordinary		76%
Elemen Limited	Hong Kong	Ordinary		76%
Equity Trustee Limited	British Virgin Islands	Ordinary		76%
Essex Nominees Limited	British Virgin Islands	Ordinary		76%
Evatthouse Corporate Services Pte. Ltd.	Singapore	Ordinary		76%
Firmley Company Limited	Hong Kong	Ordinary		76%
Flowery World Corporation	British Virgin Islands	Ordinary		76%
Fortra Services Limited	Hong Kong	Ordinary		76%
Friendly Registrars Limited	Hong Kong	Ordinary		76%
Gainsville Limited	British Virgin Islands	Ordinary		76%
Gladwood Limited	British Virgin Islands	Ordinary		76%
Grimma Company Limited	Hong Kong	Ordinary		76%
Innopark Limited	Hong Kong	Ordinary		76%
International Holdings Corporation	Nauru	Ordinary		76%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

Form AC1

公司編號 Company Number

255

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company Not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Kaliwood Corporation	British Virgin Islands	Ordinary		76%
Linkwall Investments Limited	Hong Kong	Ordinary		76%
Maccabee (Nominees) Limited	Hong Kong	Ordinary		76%
Mache Holdings Limited	Hong Kong	Ordinary		76%
Mache Nominees Limited	Hong Kong	Ordinary		76%
Mactors Limited	Hong Kong	Ordinary		76%
Maintex Limited	British Virgin Islands	Ordinary		76%
Malplaquet Limited	Hong Kong	Ordinary		76%
Menroy Registrars Limited	Hong Kong	Ordinary		76%
Nola Company Limited	Hong Kong	Ordinary		76%
Norpac Holdings Limited	British Virgin Islands	Ordinary		76%
Outsource Centre Pte. Ltd.	Singapore	Ordinary		76%
Overseas Nominees Limited	Hong Kong	Ordinary		76%
Pen Ling Limited	Hong Kong	Ordinary		76%
Premier Dragon Development Limited	Hong Kong	Ordinary		76%
Progressive Registration Limited	Hong Kong	Ordinary		76%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

公司編號 Company Number

255

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company Not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary its nominee) (註 Note)
Radstock Holdings Ltd.	Liberia	Bearer		76%
Ramillies Limited	Hong Kong	Ordinary		76%
Rontors Limited	Hong Kong	Ordinary		76%
Rosland Corporate Management Limited	Hong Kong	Ordinary		76%
Secretaries Limited	Hong Kong	Ordinary		76%
Secretaries.com Limited	Hong Kong	Ordinary		76%
Shanghai Tricor Tengis Consultancy Limited	People's Republic of China	N/A		76%
Shareg Nominees Limited	Hong Kong	Ordinary		76%
Standard Registrars Limited	Hong Kong	Ordinary & Non-Voting Deferred		76%
Strath Corporate Services Holdings Limited	British Virgin Islands	Ordinary		76%
Strath Corporate Services Limited	Hong Kong	Ordinary		76%
Strath Fiduciaries Limited	Hong Kong	Ordinary		76%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company Not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Strath Nominees Limited	Hong Kong	Ordinary		76%
Sunshine Dynamic Company Limited	Hong Kong	Ordinary		76%
Swan Nominees Limited	Hong Kong	Ordinary		76%
Tabernacle Assets Limited	Hong Kong	Ordinary		76%
Teeroy (C.I.) Limited	Jersey	Ordinary		76%
Teeroy Limited	Hong Kong	Ordinary		76%
Tengis International Limited	British Virgin Islands	Ordinary		76%
Tengis Limited	Hong Kong	Ordinary		76%
Tengis Services Limited	British Virgin Islands	Ordinary		76%
Tricor Asia Limited	British Virgin Islands	Ordinary		76%
Tricor China Limited	British Virgin Islands	Ordinary		76%
Tricor Consultancy (Beijing) Limited	People's Republic of China	N/A		76%
Tricor Corporate Secretary Limited	Hong Kong	Ordinary		76%
Tricor EACS (Hong Kong) Limited	Hong Kong	Ordinary		76%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

公司編號 Company Number

255

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company Not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company Subsidiary (or its nominee) (註 Note)
Tricor Executive Resources Limited	Hong Kong	Ordinary		76%
Tricor Global Limited	Cayman Islands	Ordinary		76%
Tricor Holdings Limited	British Virgin Islands	Ordinary		76%
Tricor Holdings Pte. Ltd.	Singapore	Ordinary		76%
Tricor International Trustee Limited	British Virgin Islands	Ordinary		76%
Tricor Investor Services Limited	Hong Kong	Ordinary		76%
Tricor Nominees Limited (formerly: Fortra Overseas Services Inc.)	British Virgin Islands	Ordinary		76%
Tricor Services (BVI) Limited	British Virgin Islands	Ordinary		76%
Tricor Services Limited	Hong Kong	Ordinary		76%
Tricor Services (Macau) Limited	Macau	N/A		76%
Tricor Signatory Limited	British Virgin Islands	Ordinary		76%
Tricor Singapore Pte. Ltd.	Singapore	Ordinary		76%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

公司編號 Company Number

255

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company Not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Trident Corporate Management Limited	Hong Kong	Ordinary		76%
Trident Nominees Limited	Hong Kong	Ordinary		76%
Tristan Company Limited	British Virgin Islands	Ordinary		76%
Turquandia Limited	Hong Kong	Ordinary		76%
Vanceburg Limited	British Virgin Islands	Ordinary		76%
Virtual Success Limited	Hong Kong	Ordinary		76%
Vitaway (Mauritius) Limited	Mauritius	Ordinary		76%
W.T. (Secretaries) Limited	Hong Kong	Ordinary		76%
Wai Chiu Company Limited	Hong Kong	Ordinary		76%
Wai Hop Company Limited	Hong Kong	Ordinary		76%
West Gateway Limited	Hong Kong	Ordinary		76%
Westboro Limited	British Virgin Islands	Ordinary		76%
Wilfred Co., Ltd.	The Republic of the Marshall Islands	Ordinary		76%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

表格 Form **AC1**

(附表一 Schedule 1)

公司編號 Company Number

255

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company Not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Abacus Business Consultants Sdn. Bhd.	Malaysia	Ordinary		60%
Barbinder & Co., Sdn. Bhd.	Malaysia	Ordinary		60%
Tenaga Koperat Sdn. Bhd.	Malaysia	Ordinary		60%
Total Corporate Compliance Sdn. Bhd.	Malaysia	Ordinary		60%
Total Express & Document Storage Sdn. Bhd.	Malaysia	Ordinary		60%
Total Outsourcing Solutions Sdn. Bhd.	Malaysia	Ordinary		60%
Tricor Services (Malaysia) Sdn. Bhd.	Malaysia	Ordinary		60%
Tricor Executive Recruitment Ltd.	Thailand	Ordinary		57%
Tricor Outsourcing (Thailand) Ltd.	Thailand	Ordinary		57%
Manilink Company Limited	British Virgin Islands	Ordinary	51%	

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

公司註冊處
Companies Registry

Statement of Particulars of Shareholdings in Non-Subsidiary Companies

(公司條例第129(5)(b)及(5A)(b)條)
(Companies Ordinance s. 129(5)(b) & (5A)(b))

表格 Form **AC2**

RECEIVED 2007 SEP 17 A 9:15

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

255

1 公司名稱 Company Name

東亞銀行有限公司
The Bank of East Asia, Limited

2 本陳述書的附表一載列本公司於下述財政年度終結日期持有股份的非附屬公司詳情
The particulars of the Company's shareholdings in companies not being its subsidiaries as at the closing date of the financial year as stated below are contained in Schedule 1 of this Statement

財政年度的終結日期
Closing Date of the Financial Year

31	12	2006
日 DD	月 MM	年 YYYY

本陳述書包括 ________ 頁附表。

This Statement includes 1 **page(s) of Schedule.**

簽署 Signed : [signature]

姓名 Name : Ho Kam Lan

~~董事 Director~~／秘書 Secretary *

日期 Date : 18th May, 2007
日 DD / 月 MM / 年 YYYY

請刪去不適用者 *Delete whichever does not apply*

(註 Note 4) **提交人的資料 Presentor's Reference**

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building,
10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

指明編號 1/2004 (2004年2月)
Specification No. 1/2004 (Feb. 2004)

公司持有股份的非附屬公司詳情
Particulars of shareholdings in companies not being subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company	
		股份類別 Class of Share	所持股份的百分率 Percentage of Shares Held (註 Note)
East Asia GE Commercial Finance Limited	Hong Kong	Ordinary	50%
ICEA Finance Holdings Limited	British Virgin Islands	Ordinary	25%
Platinum Holdings Company Limited	Cayman Islands	Ordinary	30%
Trans-Ocean Insurance Company, Limited	Hong Kong	Ordinary	49%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。
The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50%, in which case it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

公司註冊處
Companies Registry

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 255

1 公司名稱 Company Name

The Bank of East Asia, Limited 東亞銀行有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	02	05	2007
至 To	31	05	2007

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	1,887,500.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	13,792,650.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	3,918,796,202.50

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building,
10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address: bea_sec@hkbea.com

檔號 Reference: (IM)

請勿填寫本欄 For Official Use

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	-210,000-	HK$2.50	HK$14.90	Nil	HK$12.40	HK$2,604,000.00
Ordinary	-155,000-	HK$2.50	HK$23.23	Nil	HK$20.73	HK$3,213,150.00
Ordinary	-390,000-	HK$2.50	HK$22.95	Nil	HK$20.45	HK$7,975,500.00

(註 Note 9) **B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10) 分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

N/A

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
See the attached list		-755,000-	
	各類別股份分配的總數 Total Shares Allotted by Class	-755,000-	

簽署 Signed：

姓名 Name ： Molly HO Kam-lan

~~董事 Director~~／秘書 Secretary *

日期 Date： 31 / 05 / 2007

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
pecification No. 2/2004 (Revision) (Feb. 2004)

公司註冊處
Companies Registry

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

255

1 公司名稱 Company Name

The Bank of East Asia, Limited 東亞銀行有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

由 From			至 To		
01	06	2007	28	06	2007
日 DD	月 MM	年 YYYY	日 DD	月 MM	年 YYYY

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 **Total** Nominal Amount Paid and Payable	HK$	2,175,000.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] **Total** Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	16,602,200.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	3,920,971,202.50

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building,
10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address: bea_sec@hkbea.com

檔號 Reference: (IM)

請勿填寫本欄 For Official Use

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	-150,000-	HK$2.50	HK$14.90	Nil	HK$12.40	HK$1,860,000.00
Ordinary	-65,000-	HK$2.50	HK$23.23	Nil	HK$20.73	HK$1,347,450.00
Ordinary	-655,000-	HK$2.50	HK$22.95	Nil	HK$20.45	HK$13,394,750.00

(註 Note 9) **B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10) 分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

N/A

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class 類別 Class	類別 Class
		Ordinary	
See the attached list		-870,000-	
	各類別股份分配的總數 Total Shares Allotted by Class	-870,000-	

簽署 Signed :

姓名 Name : Molly HO Kam-lan

~~董事 Director~~／秘書 Secretary *

日期 Date : 29 / 06 / 2007

日 DD / 月 MM / 年 YYYY

**請刪去不適用者* Delete whichever does not apply*

BEA 東亞銀行

RECEIVED

2007 SEP 17 A 9:15

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)
(Stock Code: 23)

DATE OF BOARD MEETING

This is to announce that a meeting of the Board of Directors of The Bank of East Asia, Limited (the "Bank") will be held at 11:00 a.m. on Thursday, 2nd August, 2007 at the registered office of the Bank, for the purpose of, among other matters, announcing the interim results and declaring an interim dividend for the six months ended 30th June, 2007.

For and on behalf of
The Bank of East Asia, Limited
Molly HO Kam-lan
Company Secretary

Hong Kong, 3rd July, 2007.

As at the date of this announcement, the Executive Directors of the Bank are: Dr. The Hon. Sir David LI Kwok-po (Chairman and Chief Executive) and Mr. Joseph PANG Yuk-wing (Deputy Chief Executive); Non-executive Directors of the Bank are: Dr. LI Fook-wo, Mr. Aubrey LI Kwok-sing, Dr. William MONG Man-wai, Tan Sri Dr. KHOO Kay-peng, Mr. Richard LI Tzar-kai, Mr. Eric LI Fook-chuen and Mr. Stephen Charles LI Kwok-sze; and Independent Non-executive Directors are: Mr. WONG Chung-hin, Dr. LEE Shau-kee, Dr. Allan WONG Chi-yun, Mr. Winston LO Yau-lai, Mr. Thomas KWOK Ping-kwong, Mr. TAN Man-kou and Mr. Kenneth LO Chin-ming.

公司註冊處
Companies Registry

Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

RECEIVED 2007 SEP 17 A 9:17

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 255

1 公司名稱 Company Name

The Bank of East Asia, Limited 東亞銀行有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

由 From

日 DD	月 MM	年 YYYY
03	07	2007

至 To

日 DD	月 MM	年 YYYY
27	07	2007

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 **Total** Nominal Amount Paid and Payable	HK$	550,000.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] **Total** Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	4,520,000.00

4 公司自成立為法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價) Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	3,921,521,202.50

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building,
10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address: bea_sec@hkbea.com

檔號 Reference: (IM)

請勿填寫本欄 For Official Use

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	-75,000-	HK$2.50	HK$23.23	Nil	HK$20.73	HK$1,554,750.00
Ordinary	-145,000-	HK$2.50	HK$22.95	Nil	HK$20.45	HK$2,965,250.00

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10)

分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

N/A

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class 類別 Class	類別 Class
		Ordinary	
See the attached list		-220,000-	
	各類別股份分配的總數 Total Shares Allotted by Class	-220,000-	

簽署 Signed :

姓名 Name : Molly HO Kam-lan

~~董事 Director~~／秘書 Secretary *

日期 Date : 30 / 07 / 2007

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
pecification No. 2/2004 (Revision) (Feb. 2004)

CR

公司註冊處
Companies Registry

登記冊備存地點通知書
Notification of Location of Registers

(公司條例第 74A(3)、88(3)、89(3)、95(3)、119A(2) 及 158A(2)條)
(Companies Ordinance ss. 74A(3), 88(3), 89(3), 95(3), 119A(2) & 158A(2))

表格 Form **R2**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 255

1 公司名稱 Company Name

東亞銀行有限公司
The Bank of East Asia, Limited

(註 Note 5) **2 登記冊或其他文件的備存地點 Location of Registers or Other documents**

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

登記冊／其他文件 Registers／Other documents	備存地點 Location	生效日期 Effective Date (日 DD / 月 MM / 年 YYYY)
☐ 成員登記冊 Register of Members		
☐ 董事及秘書登記冊 Register of Directors & Secretaries		
(註 Note 6) ☑ 債權證持有人登記冊 Register of Debenture Holders	24/F., Three Pacific Place, 1 Queen's Road East, Hong Kong	31/07/2007
☐ 押記登記冊 Register of Charges		
☐ 會議紀錄簿 Minute Books		
☐ 設定押記的文書副本 Copies of Instruments Creating Charges		

簽署 Signed : [signature]

姓名 Name : Ho Kam Lan

~~董事 Director~~ ／ 秘書 Secretary*

日期 Date : 6 AUG 2007
日 DD / 月 MM / 年 YYYY

* 請刪去不適用者 Delete whichever does not apply

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: East Asia Secretaries Limited
地址 Address: 20/F., The Bank of East Asia Building, 10 Des Voeux Road Central, Hong Kong
電話 Tel: 3608 5066 傳真 Fax: 3608 6173
電郵地址 E-mail Address:
檔號 Reference: (AP) / T0180025 / 13/08/2007

請勿填寫本欄 For Official Use

Acknowledgement
Companies Registry
H.K.

06/08/2007 10:37:52
Submission No/Seq No: 234079354/1
CR No: 0000255
Sh. Form. R2

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this letter.

This Letter is important and requires your immediate attention.

If you are in any doubt about the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser immediately.

BEA 東亞銀行

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)
(Stock Code: 23)

Executive Directors:
Dr. The Hon. Sir David LI Kwok-po *(Chairman and Chief Executive)*
Mr. Joseph PANG Yuk-wing *(Deputy Chief Executive)*

Registered Office:
10 Des Voeux Road Central
Hong Kong.

Non-executive Directors:
Dr. LI Fook-wo
Mr. Aubrey LI Kwok-sing
Dr. William MONG Man-wai
Tan Sri Dr. KHOO Kay-peng
Mr. Richard LI Tzar-kai
Mr. Eric LI Fook-chuen
Mr. Stephen Charles LI Kwok-sze

Independent Non-executive Directors:
Mr. WONG Chung-hin
Dr. LEE Shau-kee
Dr. Allan WONG Chi-yun
Mr. Winston LO Yau-lai
Mr. Thomas KWOK Ping-kwong
Mr. TAN Man-kou
Mr. Kenneth LO Chin-ming

Dear Shareholder,

22nd August, 2007

2007 INTERIM SCRIP DIVIDEND SCHEME

1. Particulars of the Scrip Dividend Scheme

On 2nd August, 2007 the Board of Directors of The Bank of East Asia, Limited (the "Bank") declared an interim dividend of HK$0.48 per share for the six months ended 30th June, 2007 in cash and that any shareholder entitled to receive such dividend would be given the option to elect to receive new, fully paid shares in lieu of cash ("Scrip Dividend Scheme"). The dividend will be paid on or about Thursday, 13th September, 2007 to shareholders whose names were on the Register of Members at the close of business on Wednesday, 22nd August, 2007. The last date on which transfers were accepted for registration for participation in the Scrip Dividend Scheme was 17th August, 2007.

Shareholders thus have the choice of receiving:

(a) cash of HK$0.48 in respect of each share; or
(b) an allotment of shares of HK$2.50 each credited as fully paid ("New Shares") having a market value (as set out below) equal to the amount of dividend which shareholders could elect to receive in cash; or
(c) partly cash and partly New Shares.

For the purpose of calculating the number of New Shares to be allotted, the market value of the New Shares means the average closing price on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") of the existing shares of the Bank from Monday, 27th August, 2007 to Friday, 31st August, 2007. The exact number of New Shares to which a shareholder electing to receive New Shares in lieu of cash will be entitled may only be determined after the close of business on 31st August, 2007. The basis of allotment of the New Shares will be published on the website of Hong Kong Exchanges and Clearing Limited and the Bank's own website after the close of business on 31st August, 2007.

This Letter is important and requires your immediate attention.

If you are in any doubt about the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser immediately.

BEA 東亞銀行

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)
(Stock Code: 23)

Executive Directors:
Dr. The Hon. Sir David LI Kwok-po *(Chairman and Chief Executive)*
Mr. Joseph PANG Yuk-wing *(Deputy Chief Executive)*

Non-executive Directors:
Dr. LI Fook-wo
Mr. Aubrey LI Kwok-sing
Dr. William MONG Man-wai
Tan Sri Dr. KHOO Kay-peng
Mr. Richard LI Tzar-kai
Mr. Eric LI Fook-chuen
Mr. Stephen Charles LI Kwok-sze

Independent Non-executive Directors:
Mr. WONG Chung-hin
Dr. LEE Shau-kee
Dr. Allan WONG Chi-yun
Mr. Winston LO Yau-lai
Mr. Thomas KWOK Ping-kwong
Mr. TAN Man-kou
Mr. Kenneth LO Chin-ming

Registered Office:
10 Des Voeux Road Central
Hong Kong.

Dear Shareholder,

22nd August, 2007

2007 INTERIM SCRIP DIVIDEND SCHEME

1. Particulars of the Scrip Dividend Scheme

On 2nd August, 2007 the Board of Directors of The Bank of East Asia, Limited (the "Bank") declared an interim dividend of HK$0.48 per share for the six months ended 30th June, 2007 in cash and that any shareholder entitled to receive such dividend would be given the option to elect to receive new, fully paid shares in lieu of cash ("Scrip Dividend Scheme"). The dividend will be paid on or about Thursday, 13th September, 2007 to shareholders whose names were on the Register of Members at the close of business on Wednesday, 22nd August, 2007. The last date on which transfers were accepted for registration for participation in the Scrip Dividend Scheme was 17th August, 2007.

Shareholders thus have the choice of receiving:

(a) cash of HK$0.48 in respect of each share; or
(b) an allotment of shares of HK$2.50 each credited as fully paid ("New Shares") having a market value (as set out below) equal to the amount of dividend which shareholders could elect to receive in cash; or
(c) partly cash and partly New Shares.

For the purpose of calculating the number of New Shares to be allotted, the market value of the New Shares means the average closing price on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") of the existing shares of the Bank from Monday, 27th August, 2007 to Friday, 31st August, 2007. The exact number of New Shares to which a shareholder electing to receive New Shares in lieu of cash will be entitled may only be determined after the close of business on 31st August, 2007. The basis of allotment of the New Shares will be published on the website of Hong Kong Exchanges and Clearing Limited and the Bank's own website after the close of business on 31st August, 2007.

Fractional entitlements to the New Shares in respect of choices (b) and (c) above will be refunded in cash to the respective shareholders concerned. The New Shares will, on issue, not be entitled to the interim dividend in respect of the six months ended 30th June, 2007, but will rank pari passu in all other respects with the existing shares. The dividend warrants and the share certificates for the scrip dividend will be sent to shareholders by ordinary mail on or about Thursday, 13th September, 2007.

2. Conditions of Scrip Dividend Scheme
The Scrip Dividend Scheme is conditional upon the Listing Committee of the Stock Exchange granting the listing of and permission to deal in the New Shares.

3. Share Certificates and Stock Exchange Listing
Application has been made to the Listing Committee of the Stock Exchange for a listing of and permission to deal in the New Shares. The certificates for the New Shares will be sent by ordinary mail to shareholders at their own risk on or about Thursday, 13th September, 2007. Save that the US$550 million 5.625% Subordinated Notes due 2015 (Code: 2532) issued by the Bank in December 2005 are listed on the Stock Exchange; and the £300 million 6.125% Step-Up Perpetual Subordinated Notes issued by the Bank in March 2007 and the US$600 million Floating Rate Step-up Subordinated Notes due 2017 issued by the Bank in June 2007 are listed on the Singapore Exchange Securities Trading Limited, no part of the shares or other debt securities of the Bank is listed or dealt in on any stock exchange other than the Stock Exchange.

4. Central Clearing and Settlement System ("CCASS")
Shares issued by the Bank have been admitted as eligible securities for deposit and settlement in CCASS established and operated by Hong Kong Securities Clearing Company Limited. Dealings in the shares of the Bank may be settled through CCASS. Investors should seek the advice of their stockbroker or other professional adviser for details of these settlement arrangements and how such arrangements will affect their rights and interests.

5. Form of Election
A Form of Election is enclosed (*see Note*) with this letter for use by shareholders who wish to receive the interim dividend in New Shares or to make a permanent election to receive shares in lieu of any future dividends to be payable in cash with a scrip alternative. Please complete and return the enclosed Form of Election to reach Tricor Standard Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong, **by 4:00 p.m. on Thursday, 6th September, 2007**.

Note: The Form of Election has not been enclosed for the shareholders who have previously elected to receive their dividends in scrip or in cash permanently. If you wish to change the permanent election, please inform Tricor Standard Limited by notice in writing ***by 4:00 p.m. on Thursday, 6th September, 2007****.*

If you wish to receive your dividend in cash in respect of the current interim dividend, you need take no action. Shareholders who do not make an election to receive their dividend in scrip will receive the dividend in cash.

If you wish to receive New Shares in lieu of cash dividend, or partly cash and partly New Shares, in respect of the current interim dividend, you should complete Box D and fill in the number of registered shares for which you wish your dividend to be paid in shares.

If you wish to receive New Shares in lieu of cash dividend in respect of the current interim dividend and all future dividends permanently, you should enter a (✓) in Box E. A permanent election cannot be made in respect of part of your registered shares.

If you wish to receive all future dividends in cash permanently, you should sign the section on Permanent Receipt of Cash Dividend on the reverse side of the Form of Election.

6. Shareholders Resident Outside Hong Kong
All shareholders resident outside Hong Kong should consult their bankers or other professional advisers as to whether any governmental or other consents are required or other formalities need to be observed to enable them to participate in the Scrip Dividend Scheme. Such shareholders receiving a copy of this letter and/or a Form of Election outside Hong Kong may not treat the same as an invitation to participate in the Scrip Dividend Scheme unless such invitation could lawfully be made to him without having to comply with any registration or other legal requirements in the relevant territory.

The Bank has made enquiries regarding the feasibility of extending the Scrip Dividend Scheme to shareholders with registered addresses in the United States of America. Since registration or filing or other procedure will need to be carried out in relation to the Scrip Dividend Scheme to comply with the relevant securities legislation in this country, the Directors have formed the view that it is not expedient to make available the Scrip Dividend Scheme to these shareholders. Therefore, shareholders whose registered addresses are in the United States of America or any of its territories or possessions will not be permitted to participate in the Scrip Dividend Scheme. Such shareholders will receive the 2007 interim dividend wholly in cash and no Form of Election is being sent to such shareholders. Apart from shareholders in the United States of America, according to the Bank's Register of Members, there are some other shareholders whose registered addresses are outside Hong Kong. They are allowed to participate in the Scrip Dividend Scheme.

Yours faithfully,
Molly HO Kam-lan
Company Secretary

上述(乙)與(丙)項選擇下的新股的零碎股份將以現金退還予各有關股東。所發行的新股除不能享有截至2007年6月30日止6個月所宣佈派發的中期股息外，將與本行現有股份享有同等權益。股息支票及以股代息的股票將於約2007年9月13日星期四以平郵寄予股東。

二、 以股代息計劃之條件

是項以股代息計劃須待聯交所上市委員會批准所建議發行的新股上市及買賣方可作實。

三、 寄發股票及新股報價上市

本行已向聯交所上市委員會申請批准將新股上市買賣。新股股票將約於2007年9月13日星期四以平郵寄予股東，如有郵誤，由收件股東承擔責任。除本行在2005年12月發行於2015年到期總值5億5,000萬美元的5.625%後償票據（代號：2532）在聯交所上市，以及在2007年3月發行總值3億英鎊的6.125%無到期日步陞後償票據及在2007年6月發行於2017年到期總值6億美元的浮息步陞後償票據在星加坡交易所上市外，本行的股份或其他債務證券目前並無於聯交所以外的其他證券交易所上市或買賣。

四、 中央結算及交收系統（「中央結算系統」）

本行的股份已被納入香港中央結算有限公司設立及管理的中央結算系統為合資格證券。投資者可透過中央結算系統交收買賣本行股份。投資者應就此等交收安排詳情及此等安排對其權利及權益的影響程度向其證券經紀或其他專業顧問徵詢意見。

五、 選擇表格

本行現隨函附上一份選擇表格*（見附註）*，以便股東就中期股息選擇收取新股，或就將來在派發現金股息同時可選擇收取股份以代替現金股息的情況下，作出固定長期收取股份股息的選擇。請填妥所附選擇表格，於**2007年9月6日星期四下午4時前**交回並送達香港皇后大道東28號金鐘匯中心26樓卓佳標準有限公司。

*附註：凡於較早時已選擇長期收取新股或現金股息的股東均不獲寄發選擇表格。如需更改長期選擇，請於**2007年9月6日星期四下午4時前**以書面通知卓佳標準有限公司。*

閣下如欲就今次中期股息收取現金股息，則無須採取任何行動。股東若不作收新股代替現金的選擇，將收到現金股息。

閣下如欲就今次中期股息收取新股，或部分現金及部分新股，請在丁欄內填上選擇以股代息的已登記股數。

閣下如欲就今次中期股息及日後獲派發的股息選擇長期收取股份，請在戊欄內加上(✓)號。 閣下不得將名下部分股份選擇長期收取股份代替現金。

閣下如欲長期收取現金股息，請在表格背頁長期收取現金股息項下簽署。

六、 香港以外地區的股東

凡身居香港以外地區的股東均應向其銀行或其他專業顧問諮詢，以確定在參與以股代息計劃之前是否須獲當地政府或其他機構的同意或須完成辦理其他手續。凡身居香港以外地區而獲寄予本函件及／或選擇表格的股東，除非當地法律允許本行發出此項邀請而無須在有關地區辦理登記或其他法律手續，否則概不得將上述函件及／或表格作為參與以股代息計劃之邀請論。

本行已就向註冊地址位於美國的股東提供以股代息計劃之可行性進行查詢，鑑於以股代息計劃須根據此國家證券法例辦理註冊、登記或其他手續，董事會認為不適宜提供以股代息計劃予該等股東。因此，註冊地址為美國及其領土或屬土的股東均不可參與以股代息計劃。該等股東將全部以現金收取2007年度中期股息，並不獲寄發選擇表格。除在美國的股東外，根據本行的股東名冊，本行亦有些股東其註冊地址在香港以外地區，該等股東會獲准參與以股代息計劃。

此致

列位股東 台照

公司秘書
何金蘭 謹啟

2007年8月22日

此乃要件　請即處理

如　閣下對應採取的行動有任何疑問，應立即請教　閣下的股票經紀或其他註冊證券商、銀行經理、律師、會計師或其他專業顧問。

BEA東亞銀行

東亞銀行有限公司

(1918年在香港註冊成立之有限公司)
(股份代號：23)

執行董事：
李國寶爵士*(主席兼行政總裁)*
彭玉榮先生*(副行政總裁)*

註冊辦事處：
香港
德輔道中10號

非執行董事：
李福和博士
李國星先生
蒙民偉博士
丹斯里邱繼炳博士
李澤楷先生
李福全先生
李國仕先生

獨立非執行董事：
黃頌顯先生
李兆基博士
黃子欣博士
羅友禮先生
郭炳江先生
陳文裘先生
駱錦明先生

敬啟者：

2007年度中期以股代息計劃

一、　股息派發詳情

東亞銀行有限公司(「本行」)董事會於2007年8月2日宣佈派發截至2007年6月30日止6個月的中期股息每股港幣4角8仙，惟股東可選擇收取已繳足股款的新發行股份以代替現金股息(「以股代息計劃」)。是項股息將約於2007年9月13日星期四派發予2007年8月22日星期三辦公時間結束時已登記在股東名冊上的股東。參與是次以股代息計劃的最後接受辦理股份過戶登記日期為2007年8月17日。

股東因此可選擇收取下列任何一項：
(甲) 每股港幣4角8仙現金；或
(乙) 每股面值港幣2.50元的已繳足股份(「新股」)。新股的市值(見下文)相等於股東所能選擇收取的現金股息；或
(丙) 部分現金及部分新股。

在計算股東所應獲發給的新股數目時，新股的市值將按本行現有股份在香港聯合交易所有限公司(「聯交所」)於2007年8月27日星期一至8月31日星期五的平均收市價計算。因此，凡選擇收取新股以代替現金的股東所應獲發給的新股數目須待2007年8月31日聯交所收市後方能確定。發給新股的計算基準將於2007年8月31日聯交所收市後在香港交易及結算所有限公司及本行網站公佈。

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
此乃重要文件　請立即處理

BEA東亞銀行

The Bank of East Asia, Limited 東亞銀行有限公司 *(Stock Code: 23)*

2007 INTERIM SCRIP DIVIDEND SCHEME - FORM OF ELECTION
2007 年度中期以股代息計劃 - 選擇表格

IF YOU WISH TO RECEIVE SHARES IN LIEU OF THE CASH DIVIDEND EITHER IN WHOLE OR IN PART YOU MUST COMPLETE THIS FORM AND RETURN IT TO REACH THE SHARE REGISTRAR OF THE BANK, TRICOR STANDARD LIMITED, 26/F, TESBURY CENTRE, 28 QUEEN'S ROAD EAST, HONG KONG BEFORE THE DEADLINE AS SPECIFIED IN BOX A BELOW.
如擬就派發之現金股息選擇全部或部分收取股份，則必須於下列甲欄內所示之截止日期前將表格填妥交回並送達本行之股份登記處，卓佳標準有限公司，地址為香港皇后大道東28號金鐘匯中心26樓。
IF YOU WISH TO RECEIVE CASH DIVIDEND IN WHOLE FOR THE CURRENT DIVIDEND, YOU NEED NOT COMPLETE THIS FORM. HOWEVER, IF YOU WISH TO RECEIVE ONLY CASH IN RESPECT OF ALL FUTURE DIVIDENDS, PLEASE SIGN THE NOTICE ON THE REVERSE OF THIS FORM.
如欲以全部現金收取是期股息，無須填寫本表格。不過，如有意就日後獲派發之股息全部收取現金，請填寫及簽署本表格背後之通知。

BOX A 甲欄	DEADLINE TO RETURN THIS FORM (RECEIVED BY THE REGISTRAR) 交回此表格截止日期（以送達股份登記處為準）	4:00 P.M., THURSDAY, 6TH SEPTEMBER, 2007 2007年9月6日星期四下午4時

BOX B 乙欄	NAME(S) AND ADDRESS OF SHAREHOLDER(S) 股東姓名及地址
	SPECIMEN

BOX C 丙欄	NUMBER OF REGISTERED SHARES AS AT 22ND AUGUST, 2007 於2007年8月22日登記持有之股數

ELECTION FOR SHARES (ONLY FOR THE 2007 INTERIM DIVIDEND OF HK$0.48 PER SHARE)
選擇收取股份（只就每股港幣4角8仙之2007年度中期股息作出選擇）

IF YOU ELECT TO RECEIVE SHARES IN LIEU OF THE CASH DIVIDEND IN WHOLE OR IN PART OF YOUR REGISTERED SHARES, INSERT IN BOX D THE NUMBER OF YOUR REGISTERED SHARES IN RESPECT OF WHICH YOU ELECT TO RECEIVE SHARES.
如擬就名下登記持有股數之全部或部分選擇收取股份以代替現金股息，請在丁欄內填上該已登記之股數。

BOX D 丁欄	NUMBER OF REGISTERED SHARES FOR WHICH DIVIDEND TO BE PAID IN SHARES 選擇以股代息之已登記股數	

NOTE : IF YOU SIGN THIS FORM BUT DO NOT SPECIFY THE NUMBER OF SHARES IN RESPECT OF WHICH YOU WISH TO RECEIVE SHARES IN LIEU OF CASH OR IF YOU ELECT TO RECEIVE SHARES IN LIEU OF CASH IN RESPECT OF A GREATER NUMBER OF SHARES THAN YOUR REGISTERED HOLDING THEN IN EITHER CASE YOU WILL BE DEEMED TO HAVE EXERCISED YOUR ELECTION IN RESPECT OF ALL THE SHARES REGISTERED IN YOUR NAME.
附註 : 如 閣下簽妥此表格，但未註明意欲收取股份以代替現金股息之股數，或選擇收取股份以代替現金股息之股數，比登記在名下者為多，在此任何一種情況下，閣下將被視作已選擇名下全部股份收取股份代替現金股息。

PERMANENT ELECTION TO RECEIVE SHARES IN LIEU OF CASH DIVIDEND (FROM 2007 INTERIM DIVIDEND ONWARDS)
選擇長期收取股份代替現金股息（由2007年度中期息開始）

ENTER A TICK (✓) IN BOX E IF YOU WISH TO RECEIVE, IN RESPECT OF ALL REGISTERED SHARES, SHARES INSTEAD OF CASH IN RESPECT OF THE CURRENT AND FUTURE DIVIDENDS WHICH ARE DECLARED IN CASH WITH AN OPTION TO ELECT FOR SHARES. **A PERMANENT ELECTION CANNOT BE MADE IN RESPECT OF PART OF YOUR REGISTERED SHARES.**
閣下如擬就是期股息及日後獲派發之股息，在可選擇收取股份以代替現金股息時，就名下所有股份全部收取以股代息，即請在戊欄內加上（✓）號。
閣下不得將名下部分股份選擇長期收取股份代替現金。

COMPLETION OF BOX E BELOW WILL AUTOMATICALLY INVALIDATE ANY ENTRY IN BOX D.
一旦填寫戊欄後，丁欄所填一切即告失效。

BOX E 戊欄	PERMANENT ELECTION FOR SHARES 選擇長期收取股份	

To The Bank of East Asia, Limited 致東亞銀行有限公司：
I/WE, THE UNDERSIGNED AND ABOVE-NAMED SHAREHOLDER(S), GIVE NOTICE OF ELECTION TO RECEIVE SHARES IN LIEU OF CASH IN RESPECT OF THE DIVIDENDS PAYABLE ON THE SHARES REGISTERED IN MY/OUR NAME(S) IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN ABOVE.
本人／吾人為下面簽署及上列之股東，茲通知本人／吾人名下之股份所應獲派發之股息，將根據以上所作指示，收取股份以代替現金股息。

(1) (2) (3) (4)

SIGNATURE(S) OF SHAREHOLDER(S) 股東簽署

DATE 日期 ----------------------------------

TEL. NO. 電話號碼	

NOTE : (i) IN THE CASE OF JOINT HOLDERS, ALL MUST SIGN. (ii) IN THE CASE OF A CORPORATION, THIS FORM SHOULD BE SIGNED BY AN AUTHORISED PERSON.
附註 : （一）所有聯名持有人均須簽署。（二）股東如為有限公司，則表格須由正式授權人簽署。

NO ACKNOWLEDGEMENT OF RECEIPT OF THIS FORM WILL BE ISSUED.
本行不會就收到本表格一事發給收據。
CERTIFICATE(S) AND/OR DIVIDEND WARRANT FOR THE ENTITLEMENT WILL BE SENT BY ORDINARY MAIL TO THE SHAREHOLDER(S) AT HIS/THEIR RISK TO THE ADDRESS AS SHOWN ABOVE. CASH DIVIDEND WILL BE PAID IN ACCORDANCE WITH STANDING INSTRUCTIONS (IF ANY).
應得之股票及／或股息單將以平郵按上列地址寄予股東，如有郵誤，由收件股東自行負責。倘股東已於事前發出股息處理指示，則現金股息將會遵照辦理。

DATE ON WHICH THE CERTIFICATE(S) AND/OR DIVIDEND WARRANT WILL BE SENT 股票及／或股息單寄發日期	THURSDAY, 13TH SEPTEMBER, 2007 2007年9月13日星期四

Serial No. 051147

PERMANENT RECEIPT OF CASH DIVIDEND
長期收取現金股息

I/WE, THE UNDERSIGNED AND ABOVE-NAMED SHAREHOLDER(S), HEREBY GIVE NOTICE THAT I/WE WISH TO RECEIVE ALL FUTURE DIVIDENDS IN CASH IN RESPECT OF ALL MY/OUR REGISTERED SHARES. I/WE DO NOT INTEND TO ELECT TO RECEIVE SHARES IN LIEU OF CASH IN RESPECT OF ALL FUTURE DIVIDENDS WHICH ARE DECLARED IN CASH WITH AN OPTION TO ELECT FOR SHARES FOR ALL MY/OUR REGISTERED SHARES. I/WE REQUEST THE BANK NOT TO SEND ANY FORM OF ELECTION UNTIL MY/OUR FURTHER NOTICE IN WRITING AND ACCORDINGLY WAIVE ANY RIGHTS IN THAT RESPECT UNDER THE ARTICLES OF ASSOCIATION OF THE BANK.
本人／吾人為下面簽署及上列之股東，茲通知　貴銀行，本人／吾人欲就名下登記之股份日後所獲派發之股息，全部收取現金。本人／吾人無意就名下登記之股份選擇收取股份以代替現金股息。同時要求　貴銀行無須再寄予有關之選擇表格，直至本人／吾人之書面通知為止，亦即放棄根據公司組織章程細則股東應獲寄予選擇表格之權利。

NOTE : THIS REQUEST CAN BE REVOKED AT ANY TIME BY NOTICE IN WRITING TO THE SHARE REGISTRAR OF THE BANK, SUCH REVOCATION NOTICE IS ONLY APPLICABLE TO THOSE DIVIDENDS DECLARED OR PAID AFTER SUCH NOTICE IS RECEIVED BY THE REGISTRAR.
附註 ： 本指示可隨時由股東向本行股份登記處發出書面通知予以撤消，撤消通知僅適用於自股份登記處收到該通知以後所宣佈派發或支付之股息。

(1) (2) (3) (4)

SIGNATURE(S) OF SHAREHOLDER(S) 股東簽署

DATE 日期 ....

TEL. NO. 電話號碼	

NOTE : (i) IN THE CASE OF JOINT HOLDERS, ALL MUST SIGN.
(ii) IN THE CASE OF A CORPORATION, THIS FORM SHOULD BE SIGNED BY AN AUTHORISED PERSON.
附註 ： (一) 所有聯名持有人均須簽署。
(二) 股東如屬有限公司，則表格須由正式授權人簽署。

Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

公司註冊處
Companies Registry

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 255

1 公司名稱 Company Name

The Bank of East Asia, Limited 東亞銀行有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	01	08	2007
至 To	31	08	2007

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 **Total** Nominal Amount Paid and Payable	HK$	637,500.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] **Total** Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	5,006,850.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	3,922,158,702.50

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building,
10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address: bea_sec@hkbea.com

檔號 Reference: (IM)

請勿填寫本欄 For Official Use

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	-30,000-	HK$2.50	HK$14.90	Nil	HK$12.40	HK$372,000.00
Ordinary	-120,000-	HK$2.50	HK$23.23	Nil	HK$20.73	HK$2,487,600.00
Ordinary	-105,000-	HK$2.50	HK$22.95	Nil	HK$20.45	HK$2,147,250.00

(註 Note 9) **B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10) **分配上述(B)項股份的代價**
Consideration for which the Shares in (B) have been Allotted

N/A

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

6 獲分配股份者的詳情 **Details of Allottee(s)**

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
See the attached list		-255,000-	
	各類別股份分配的總數 Total Shares Allotted by Class	-255,000-	

簽署 Signed :

姓名 Name : Molly HO Kam-lan

~~董事 Director~~／秘書 Secretary *

日期 Date : 31 / 08 / 2007
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
pecification No. 2/2004 (Revision) (Feb. 2004)

announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

BEA 東亞銀行

The Bank of East Asia, Limited
(Incorporated in Hong Kong with limited liability in 1918)
(Stock Code: 23)

2007 INTERIM SCRIP DIVIDEND SCHEME – CALCULATION OF MARKET VALUE

The scrip entitlements under the 2007 Interim Scrip Dividend Scheme would be calculated by reference to the average of the closing prices on The Stock Exchange of Hong Kong Limited of the existing shares of the Bank from Monday, 27th August, 2007 to Friday, 31st August, 2007 (both days inclusive) which was HK$43.27.

In our circular to shareholders of The Bank of East Asia, Limited (the "Bank") dated 22nd August, 2007, it was announced that the Directors had declared an interim dividend for the six months ended 30th June, 2007 in cash at HK$0.48 per share; and that any shareholder entitled to receive such dividend would be given the option to elect to receive new, fully paid ordinary shares in lieu of cash. The scrip entitlements would be calculated by reference to the average of the closing prices on The Stock Exchange of Hong Kong Limited of the existing shares of the Bank from Monday, 27th August, 2007 to Friday, 31st August, 2007 (both days inclusive) which was HK$43.27. Accordingly, the number of new shares which shareholders will receive in respect of their existing shares for which forms containing an election to receive shares in lieu of cash will have been lodged with the share registrar of the Bank by 4:00 p.m. on Thursday, 6th September, 2007 will be calculated as follows:

$$\text{Number of new shares to be received} = \text{Number of shares elected for scrip} \times \frac{0.48}{43.27}$$

The number of new shares to be received will be rounded down to the nearest whole number of new shares. Fractional entitlements to new shares will be refunded in cash to the respective shareholders concerned. The new shares will, on issue, not be entitled to the interim dividend in respect of the six months ended 30th June, 2007, but will rank pari passu in all other respects with the existing shares of the Bank.

Certificates for the new shares and dividend warrants in respect of the interim dividend will be despatched to shareholders by ordinary mail at their own risk on Thursday, 13th September, 2007.

For and on behalf of
The Bank of East Asia, Limited
Molly HO Kam-lan
Company Secretary

Hong Kong, 31st August, 2007.

As at the date of this announcement, the Executive Directors of the Bank are: Dr. The Hon. Sir David LI Kwok-po (Chairman and Chief Executive) and Mr. Joseph PANG Yuk-wing (Deputy Chief Executive); Non-executive Directors of the Bank are: Dr. LI Fook-wo, Mr. Aubrey LI Kwok-sing, Dr. William MONG Man-wai, Tan Sri Dr. KHOO Kay-peng, Mr. Richard LI Tzar-kai, Mr. Eric LI Fook-chuen and Mr. Stephen Charles LI Kwok-sze; and Independent Non-executive Directors are: Mr. WONG Chung-hin, Dr. LEE Shau-kee, Dr. Allan WONG Chi-yun, Mr. Winston LO Yau-lai, Mr. Thomas KWOK Ping-kwong, Mr. TAN Man-kou and Mr. Kenneth LO Chin-ming.

BEA 東亞銀行

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)
(Stock Code: 23)

ANNOUNCEMENT OF 2007 INTERIM RESULTS

INTERIM RESULTS

The Directors of The Bank of East Asia, Limited ("BEA") are pleased to announce the unaudited results[a] of the Bank and its subsidiaries (the "Group") for the six months ended 30th June, 2007. The interim financial report is prepared on a basis consistent with the accounting policies and methods adopted in the 2006 audited accounts. The interim financial report is unaudited, but has been reviewed by KPMG, in accordance with Hong Kong Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), whose unmodified review report is included in the interim report to be sent to shareholders.

1. Consolidated Profit and Loss Account

	6 months ended 30/6/2007	6 months ended 30/6/2006 Restated	6 months ended 31/12/2006 Restated
	HK$'000	HK$'000	HK$'000
Interest income	8,210,401	6,471,704	7,576,840
Interest expense	(5,448,142)	(4,103,482)	(4,946,262)
Net interest income	2,762,259	2,368,222	2,630,578
Fee and commission income	1,168,372	902,888	995,995
Fee and commission expense	(211,242)	(127,335)	(160,810)
Net fee and commission	957,130	775,553	835,185
Net trading profits	395,708	71,583	519,063
Net result from financial instruments designated at fair value through profit or loss	161,034	175,378	(64,852)
Other operating income	201,634	153,772	99,830
Non-interest Income	1,715,506	1,176,286	1,389,226
Operating income	4,477,765	3,544,508	4,019,804
Operating expenses	(2,178,836)	(1,636,734)	(1,828,626)
Operating profit before impairment losses	2,298,929	1,907,774	2,191,178
Impairment losses on loans and advances	(136,780)	(154,668)	(89,180)
Write back of impairment losses on held-to-maturity investments	-	12,828	144
Write back of impairment losses on associates	-	3,779	20,781
Impairment losses on goodwill	-	(23,698)	-
Write back of impairment losses on bank premises	116,451	10,915	16,766
Impairment losses	(20,329)	(150,844)	(51,489)
Operating profit after impairment losses	2,278,600	1,756,930	2,139,689
Net (loss)/ profit on sale of held-to-maturity investments	-	(444)	427
Net profit on sale of available-for-sale financial assets	77,764	3,390	46,608
Net profit on sale of subsidiaries/associates	319	1,330	186
Net loss on sale of fixed assets	(1,526)	(3,964)	(4,309)
Valuation gains on investment properties	20,913	40,478	97,299
Share of profits less losses of associates	51,670	47,754	134,820
Profit for the period before taxation	2,427,740	1,845,474	2,414,720
Income tax			
Current tax[c]			
- Hong Kong	(259,084)	(175,971)	(310,884)
- Overseas	(149,340)	(99,603)	(129,688)
Deferred tax	(108,488)	21,552	(79,982)
Profit for the period after taxation	1,910,828	1,591,452	1,894,166
Attributable to:			
Equity holders of the Group	1,877,166	1,565,334	1,869,177
Minority interests	33,662	26,118	24,989
Profit after taxation	1,910,828	1,591,452	1,894,166
Profit for the Bank	1,285,299	1,317,809	1,700,808
Proposed dividends	752,826	661,067	1,596,646
Per share			
- Basic earnings[d]	HK$1.20	HK$1.03	HK$1.21
- Diluted earnings[d]	HK$1.20	HK$1.02	HK$1.20
- Dividends	HK$0.48	HK$0.43	HK$1.03

2. Consolidated Balance Sheet

	30/6/2007	30/6/2006	31/12/2006
	HK$'000	HK$'000	HK$'000
ASSETS			
Cash and balances with banks and other financial institutions	8,268,226	4,656,612	8,317,746
Placements with banks and other financial institutions	72,346,977	60,104,309	66,864,045
Trade bills	679,038	515,862	620,463
Trading assets	4,936,517	2,780,100	2,937,534
Financial assets designated at fair value through profit or loss	9,606,042	8,393,781	8,643,479
Advances to customers and other accounts	214,279,316	155,363,188	175,096,666
Available-for-sale financial assets	12,520,142	9,722,885	12,002,197
Held-to-maturity investments	10,619,474	12,733,752	10,249,359
Investments in associates	1,128,361	921,424	1,076,738
Fixed assets	6,154,794	5,515,085	5,749,605
- Investment properties	1,387,676	949,146	1,288,541
- Other property and equipment	4,767,118	4,565,939	4,461,064
Goodwill and intangible assets	2,649,658	2,583,500	2,605,316
Deferred tax assets	25,482	47,034	39,169
Total Assets	343,214,027	263,337,532	294,202,317
EQUITY AND LIABILITIES			
Deposits and balances of banks and other financial institutions	43,493,660	19,490,905	31,959,182
Deposits from customers	230,798,646	192,727,638	209,524,220
- Demand deposits and current accounts	17,560,765	12,328,246	15,130,231
- Savings deposit	45,162,119	38,526,992	43,644,321
- Time, call and notice deposits	168,075,762	141,872,400	150,749,668
Trading liabilities	1,707,331	1,567,047	942,595
Certificates of deposit issued	10,050,099	9,043,977	6,998,407
- At fair value through profit or loss	7,026,991	2,707,710	1,943,951
- At amortised cost	3,023,108	6,336,267	5,054,456
Current taxation	495,452	388,413	334,097
Deferred tax liabilities	677,620	466,015	598,118
Other accounts and provisions	14,088,565	6,111,510	8,046,654
Loan capital	13,548,240	8,026,326	8,154,315
- At fair value through profit or loss	8,864,443	4,149,058	4,288,824
- At amortised cost	4,683,797	3,877,268	3,865,491
Total Liabilities	314,859,613	237,821,831	266,557,588
Share capital	3,920,971	3,843,413	3,875,355
Reserves	24,180,675	21,372,893	23,387,599
Total equity attributable to equity holders of the Group	28,101,646	25,216,306	27,262,954
Minority interests	252,768	299,395	381,775
Total Equity	28,354,414	25,515,701	27,644,729
Total Equity and Liabilities	343,214,027	263,337,532	294,202,317

3. Consolidated Summary Statement of Changes in Equity

	6 months ended 30/6/2007	6 months ended 30/6/2006
	HK$'000	HK$'000
Total equity as at 1st January	27,644,729	24,404,528
Net (loss)/income recognised directly in equity		
(Recognition) / release of net deferred tax liabilities on		
- Revaluation reserve on bank premises	(3,363)	(1,148)
- Investment revaluation reserve on available-for-sale financial assets	17,843	(52,457)
Revaluation surplus on bank premises transferred to investment properties	18,365	10,102
Capital reserve on share-based transactions	12,009	11,703
Reversal upon disposal of available-for-sale financial assets	(30,239)	2,076
Changes in fair value of available-for-sale financial assets	(222,128)	184,153
Exchange and other adjustments	107,471	57,279
	(100,042)	211,708
Net profit for the period		
Attributable to:		
Equity holders of the Group	1,877,166	1,565,334
Minority interests	33,662	26,118
	1,910,828	1,591,452
Total recognised income and expenses for the period (of which HK$33,662,000 (six months ended 30th June 2006:HK$26,118,000) is attributable to minority interests)	1,810,786	1,803,160
Dividends paid during the period	(1,599,510)	(1,410,856)
Movements in shareholders' equity arising from capital transactions with equity holders of the Group:		
Shares issued under Staff Share Option Schemes	113,770	281,350
Shares issued in lieu of dividends	548,567	371,906
Capital fee	(99)	(132)
	662,238	653,124
Movements in minority interests		
Acquisition of subsidiaries	1	2,698
Decrease in shareholding	(14,634)	-
Share of revaluation surplus of available-for-sale financial assets	(149,196)	63,047
	(163,829)	65,745
Balance as at 30th June	28,354,414	25,515,701

4. Condensed Consolidated Cash Flow Statement

	6 months ended 30/6/2007 HK$'000	6 months ended 30/6/2006 HK$'000
Cash (used in) / generated from operations	(5,714,023)	13,785,812
Tax paid	(248,255)	(154,741)
Net cash (used in) / generated from operating activities	(5,962,278)	13,631,071
Net cash used in investing activities	(622,441)	(1,796,063)
Net cash generated from financing activities	7,069,345	999,295
Net increase in cash and cash equivalents	484,626	12,834,303
CASH AND CASH EQUIVALENTS AT 1ST JANUARY	76,708,949	52,283,962
CASH AND CASH EQUIVALENTS AT 30TH JUNE	77,193,575	65,118,265
Cash flows from operating activities included:		
Interest received	7,988,696	6,473,155
Interest paid	5,177,910	4,098,870
Dividend received	36,850	19,220

Notes:

(a) The financial information set out in this interim report does not constitute the Group's statutory accounts for the year ended 31st December, 2006 but, except as disclosed in (b) below, there is no material change as compared to those accounts, nor for the six months ended 30th June, 2007. The statutory accounts for the year ended 31st December, 2006 are available from the Bank's registered office. The auditors have expressed an unqualified opinion on those accounts in their report dated 8th February, 2007.

(b) Change in presentation – Hong Kong Accounting Standard 1 "Presentation of Financial Statements"

With effect from 2007 reporting, interest income and expense from trading financial assets and liabilities and financial instruments designated at fair value are reported under "Interest income" and "Interest expense" instead of "Net trading profits" and "Net result from financial instruments designated at fair value through profit or loss" respectively as in previous year. The change has been made principally to match the interest expense arising from non-trading liabilities that fund the trading book with the interest income from trading assets. This also facilitates the comparison of the Bank's net interest income and net interest margin with many peer banks in Hong Kong.

Comparative figures have been reclassified to conform with the current year's presentation as follows:

	Six months ended 30/6/2006		
	As previously reported	Increase /(decrease) in the profit for the period	As restated
	HK$'000	HK$'000	HK$'000
Interest income	5,900,286	571,418	6,471,704
Interest expense	(3,591,983)	(511,499)	(4,103,482)
Net interest income	2,308,303	59,919	2,368,222
Net trading profits	73,987	(2,404)	71,583
Net result from financial instruments designated at fair value through profit or loss	232,893	(57,515)	175,378

	Six months ended 31/12/2006		
	As previously reported	Increase /(decrease) in the profit for the period	As restated
	HK$'000	HK$'000	HK$'000
Interest income	6,965,307	611,533	7,576,840
Interest expense	(4,407,975)	(538,287)	(4,946,262)
Net interest income	2,557,332	73,246	2,630,578
Net trading profits	512,173	6,890	519,063
Net result from financial instruments designated at fair value through profit or loss	15,284	(80,136)	(64,852)

(c) The provision for Hong Kong profits tax is calculated at 17.5% of the estimated assessable profits for the six months ended 30th June, 2007. Taxation for overseas subsidiaries is charged at the appropriate current rates of taxation ruling in the relevant countries.

(d) (i) The calculation of basic earnings per share is based on earnings of HK$1,877,166,000 (six months ended 30th June, 2006: HK$1,565,334,000) and on the weighted average of 1,558,501,265 (six months ended 30th June, 2006: 1,523,266,272) ordinary shares outstanding during the six months ended 30th June, 2007.

(ii) The calculation of diluted earnings per share is based on earnings of HK$1,877,166,000 (six months ended 30th June, 2006: HK$1,565,334,000) and on 1,568,898,743 (six months ended 30th June, 2006: 1,531,440,619) ordinary shares, being the weighted average number of ordinary shares outstanding during the six months ended 30th June, 2007, adjusted for the effects of all dilutive potential shares.

5. Interest Income

	6 months ended 30/6/2007	6 months ended 30/6/2006 Restated	6 months ended 31/12/2006 Restated
	HK$'000	HK$'000	HK$'000
Listed securities classified as held-to-maturity and available-for-sale	74,278	57,949	62,211
Trading assets			
- listed	1,484	834	778
- unlisted	20,605	24,598	8,400
Interest rate swaps	268,146	293,135	363,836
Financial assets designated at fair value through profit or loss			
- listed	68,369	72,943	52,480
- unlisted	187,203	179,908	186,039
Loans, deposits with banks and financial institutions, trade bills, and other unlisted securities that are not at fair value through profit or loss	7,590,316	5,842,337	6,903,096
Total interest income	8,210,401	6,471,704	7,576,840

Included above is interest income accrued on impaired financial assets of HK$3,965,000 (six months ended 30th June, 2006: HK$6,270,000, and six months ended 31st December, 2006: HK$10,087,000).

6. Interest expense

	6 months ended 30/6/2007	6 months ended 30/6/2006 Restated	6 months ended 31/12/2006 Restated
	HK$'000	HK$'000	HK$'000
Customer deposits, deposits of banks and other financial institutions and certificates of deposit issued which are stated at amortised cost	4,700,872	3,588,357	4,283,149
Subordinated notes carried at amortised cost	126,047	2,819	123,862
Interest rate swaps	340,619	316,163	379,904
Financial instruments designated at fair value through profit or loss	279,349	195,336	158,383
Other borrowings	1,255	807	964
Total interest expense	5,448,142	4,103,482	4,946,262

7. Fee and Commission Income

Fee and commission income arises from the following services:

	6 months ended 30/6/2007	6 months ended 30/6/2006 Restated	6 months ended 31/12/2006 Restated
	HK$'000	HK$'000	HK$'000
Corporate services	360,871	292,760	305,077
Loans, overdrafts and guarantees	170,396	132,766	167,809
Credit cards	179,406	139,518	167,957
Other retail banking services	87,826	71,765	68,918
Trade finance	55,461	54,220	56,493
Securities and brokerage	177,398	99,534	106,060
Trust and other fiduciary activities	26,545	22,765	23,742
Others	110,469	89,560	99,939
Total fee and commission income	1,168,372	902,888	995,995

8. Net Trading Profits

	6 months ended 30/6/2007	6 months ended 30/6/2006 Restated	6 months ended 31/12/2006 Restated
	HK$'000	HK$'000	HK$'000
Profit on dealing in foreign currencies	84,500	77,702	68,520
Profit on trading securities	193,833	125,842	353,703
Profit / (loss) on other dealing activities	105,868	(138,382)	86,739
Dividend income from listed trading securities	11,507	6,421	10,101
Total net trading profits	395,708	71,583	519,063

9. Net Result From Financial Instruments Designated At Fair Value Through Profit or Loss

	6 months ended 30/6/2007	6 months ended 30/6/2006 Restated	6 months ended 31/12/2006 Restated
	HK$'000	HK$'000	HK$'000
Net gains / (losses)	161,034	175,275	(64,953)
Dividend income from listed securities	-	103	101
	161,034	175,378	(64,852)

10. Other Operating Income

	6 months ended 30/6/2007	6 months ended 30/6/2006	6 months ended 31/12/2006
	HK$'000	HK$'000	HK$'000
Dividend income from available-for-sale financial assets			
- listed	15,157	6,970	5,886
- unlisted	10,186	5,726	8,919
Rental from safe deposit boxes	43,819	42,983	43,310
Net revenue from insurance activities	55,091	61,634	(9,825)
Rental income on properties	33,644	26,049	27,504
Others	43,737	10,410	24,036
Total other operating income	201,634	153,772	99,830

11. Operating Expenses

	6 months ended 30/6/2007	6 months ended 30/6/2006	6 months ended 31/12/2006
	HK$'000	HK$'000	HK$'000
Contributions to defined contribution plan	78,730	60,556	66,904
Equity-settled share-based payment expenses	12,009	11,703	10,364
Salary and other staff costs	1,042,391	799,776	913,945
Total staff costs	1,133,130	872,035	991,213
Premises and equipment expenses excluding depreciation			
- Rental of premises	134,272	95,644	110,781
- Maintenance, repairs and others	145,807	139,105	136,384
Total premises and equipment expenses excluding depreciation	280,079	234,749	247,165
Depreciation on fixed assets	162,778	143,752	155,322
Amortisation of intangible assets	1,105	-	2,231
Other operating expenses			
- Communications, stationery and printing	107,394	90,442	93,474
- Legal and professional fees	71,136	62,491	59,634
- Advertising expenses	130,437	61,994	96,017
- Business promotions and business travel	38,100	30,070	29,095
- Card related expenses	31,823	24,676	23,273
- Stamp duty, overseas and PRC* business taxes, and value added taxes	86,727	40,974	59,168
- Insurance expenses	23,240	5,456	7,886
- Bank charges	2,278	1,560	2,073
- Administration expenses of secretarial business	10,940	8,379	5,988
- Membership fees	3,111	2,895	2,391
- Bank licence	2,645	2,532	2,442
- Donations	1,387	14,968	947
- Others	92,526	39,761	50,307
Total other operating expenses	601,744	386,198	432,695
Total operating expenses	2,178,836	1,636,734	1,828,626

* PRC denotes the People's Republic of China.

12. Net Profit on Sale of Available-For-Sale Financial Assets

	6 months ended 30/6/2007	6 months ended 30/6/2006	6 months ended 31/12/2006
	HK$'000	HK$'000	HK$'000
Net revaluation gain/ (loss) transferred from reserves	30,239	(2,076)	43,842
Profit arising in the period	47,525	5,466	2,766
	77,764	3,390	46,608

13. Trading Assets

	30/6/2007 HK$'000	30/6/2006 HK$'000	31/12/2006 HK$'000
Treasury bills (including Exchange Fund Bills)	996,703	793,407	497,915
Debt securities	195,930	161,326	161,153
Equity securities	2,562,530	765,582	1,350,059
Investment funds	265,499	256,394	265,990
Trading securities	4,020,662	1,976,709	2,275,117
Positive fair value of derivatives	915,855	803,391	662,417
	4,936,517	2,780,100	2,937,534
Issued by:			
Central governments and central banks	996,703	793,407	497,915
Public sector entities	189,391	162,233	161,153
Banks and other financial institutions	1,067,558	363,654	700,158
Corporate entities	1,752,938	643,809	901,673
Other entities	14,072	13,606	14,218
	4,020,662	1,976,709	2,275,117
Analysed by place of listing:			
Listed in Hong Kong	2,356,794	620,397	1,177,448
Listed outside Hong Kong	281,015	191,886	201,555
	2,637,809	812,283	1,379,003
Unlisted	1,382,853	1,164,426	896,114
	4,020,662	1,976,709	2,275,117

14. Financial Assets Designated At Fair Value Through Profit or Loss

	30/6/2007 HK$'000	30/6/2006 HK$'000	31/12/2006 HK$'000
Certificates of deposit held	48,705	94,795	95,685
Debt securities	9,556,431	8,286,599	8,546,958
Equity securities	906	12,387	836
	9,606,042	8,393,781	8,643,479
Issued by:			
Central governments and central banks	-	-	39,123
Public sector entities	131,109	168,526	134,845
Banks and other financial institutions	1,559,997	1,027,038	1,149,969
Corporate entities	7,914,936	7,190,375	7,319,542
Other entities	-	7,842	-
	9,606,042	8,393,781	8,643,479
Analysed by place of listing:			
Listed in Hong Kong	1,697,248	1,045,040	1,364,389
Listed outside Hong Kong	1,249,537	1,427,865	1,408,981
	2,946,785	2,472,905	2,773,370
Unlisted	6,659,257	5,920,876	5,870,109
	9,606,042	8,393,781	8,643,479

15. Advances to Customers and Other Accounts

(a) Advances to Customers and Other Accounts

	30/6/2007	30/6/2006	31/12/2006
	HK$'000	HK$'000	HK$'000
(i) Advances to customers	202,871,415	149,083,749	166,178,102
Less: Impairment allowances			
- Individual	(295,567)	(217,838)	(254,014)
- Collective	(467,550)	(431,926)	(443,874)
	202,108,298	148,433,985	165,480,214
(ii) Other Accounts			
Advances to banks and other financial institutions	2,108,676	2,682,616	2,454,109
Notes and bonds	330,767	359,209	344,076
Certificates of deposit held	39,090	38,834	38,890
Accrued interest	1,394,283	984,115	1,172,578
Other accounts	8,331,102	2,900,536	5,641,146
	12,203,918	6,965,310	9,650,799
Less: Impairment allowances			
- Individual	(24,186)	(26,660)	(26,118)
- Collective	(8,714)	(9,447)	(8,229)
	12,171,018	6,929,203	9,616,452
	214,279,316	155,363,188	175,096,666

(b) Advances to customers - by industry sectors

The analysis of gross advances to customers and the percentage of secured advances by industry sector are based on the categories and definitions used by the Hong Kong Monetary Authority.

	30/6/2007		30/6/2006		31/12/2006	
	Gross advances HK$'000	% of secured advances %	Gross advances HK$'000	% of secured advances %	Gross advances HK$'000	% of secured advances %
Loans for use in Hong Kong						
Industrial, commercial and financial						
- Property development	8,079,400	63.33%	5,796,535	44.80%	6,422,770	45.69%
- Property investment	22,627,126	96.61%	20,423,067	96.03%	20,464,978	96.48%
- Financial concerns	468,559	61.09%	2,190,722	84.81%	1,865,472	82.54%
- Stockbrokers	998,444	87.32%	294,588	97.67%	258,562	77.62%
- Wholesale and retail trade	1,360,071	52.64%	1,366,526	47.19%	1,322,504	47.75%
- Manufacturing	2,243,514	49.10%	1,813,602	44.62%	1,884,745	51.30%
- Transport and transport equipment	4,189,617	73.68%	3,875,311	77.05%	4,118,384	73.72%
- Recreational activities	289,826	92.81%	304,463	91.64%	316,426	88.17%
- Information technology	4,413	44.03%	4,236	0.00%	3,321	0.00%
- Others	20,433,568	86.53%	6,107,112	53.62%	6,711,510	64.02%
- Sub-total	60,694,538	84.01%	42,176,162	76.70%	43,368,672	77.54%
Individuals						
- Loans for the purchase of flats in the Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	1,070,025	100.00%	1,218,014	100.00%	1,117,688	100.00%
- Loans for the purchase of other residential properties	38,029,902	99.59%	36,409,009	99.45%	36,956,206	99.52%
- Credit card advances	2,275,779	0.00%	1,763,962	0.00%	2,409,027	0.00%
- Others	5,321,832	71.75%	3,946,951	67.34%	4,728,035	70.37%
- Sub-total	46,697,538	91.58%	43,337,936	92.50%	45,210,956	91.18%
Total loans for use in Hong Kong	107,392,076	87.30%	85,514,098	84.71%	88,579,628	84.50%
Trade finance	3,664,200	56.74%	3,639,770	59.36%	3,464,619	58.44%
Loans for use outside Hong Kong	91,815,139	69.72%	59,929,881	68.72%	74,133,855	66.08%
Total advances to customers	202,871,415	78.79%	149,083,749	77.66%	166,178,102	75.74%

Individually impaired loans and individual and collective impairment allowances in respect of industry sectors which constitute 10% or more of total advances to customers are as follows:

	30/6/2007	30/6/2006	31/12/2006
	HK$'000	HK$'000	HK$'000
(i) Property development			
a. Individual impaired loans	182,227	289,012	232,655
b. Individual impairment allowance	91,198	93,289	92,249
c. Collective impairment allowance	35,354	31,165	29,180
(ii) Property investment			
a. Individually impaired loans	35,617	45,843	55,307
b. Individual impairment allowance	139	357	170
c. Collective impairment allowance	93,038	99,658	94,971
(iii) Loans for purchase of residential properties			
a. Individually impaired loans	226,230	268,369	254,380
b. Individual impairment allowance	8,984	11,053	14,267
c. Collective impairment allowance	30,021	42,737	33,121

(c) Advances to customers – by geographical areas

The information concerning the breakdown of the gross amount of advances to customers by countries or geographical areas is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

	30/6/2007				
	Total advances to customers	Advances overdue for over three months	Impaired advances to customers	Individual impairment allowance	Collective impairment allowance
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Hong Kong	126,988,140	284,702	656,839	167,177	267,672
People's Republic of China	46,404,199	73,285	368,758	49,692	107,443
Other Asian Countries	10,116,879	66,231	154,879	78,563	65,186
Others	19,362,197	17,364	29,900	135	27,249
Total	202,871,415	441,582	1,210,376	295,567	467,550
% of total advances to customers			0.60%		
Market value of security held against impaired advances to customers			2,332,339		

	30/6/2006				
	Total advances to customers	Advances overdue for over three months	Impaired advances to customers	Individual impairment allowance	Collective impairment allowance
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Hong Kong	100,394,600	421,702	798,447	146,077	246,694
People's Republic of China	26,006,723	102,310	335,883	18,890	84,146
Other Asian Countries	7,646,199	109,023	166,276	52,871	61,079
Others	15,036,227	11,040	36,644	-	40,007
Total	149,083,749	644,075	1,337,250	217,838	431,926
% of total advances to customers			0.90%		
Market value of security held against impaired advances to customers			2,411,815		

	31/12/2006				
	Total advances to customers	Advances overdue for over three months	Impaired advances to customers	Individual impairment allowance	Collective impairment allowance
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Hong Kong	105,270,368	361,260	786,086	171,264	272,508
People's Republic of China	35,322,858	57,202	275,942	10,749	81,187
Other Asian Countries	9,090,413	103,149	198,818	70,278	59,639
Others	16,494,463	1,690	33,342	1,723	30,540
Total	166,178,102	523,301	1,294,188	254,014	443,874
% of total advances to customers			0.78%		
Market value of security held against impaired advances to customers			2,340,517		

Impaired loans and advances are individually assessed loans with objective evidence of impairment on an individual basis. The impaired loans and advances to customers by countries or geographical areas is derived according to the location of the counterparties after taking into account any transfer of risk.

There were no impaired advances to banks and other financial institutions as at 30th June, 2007, 30th June, 2006 and 31st December, 2006; nor were there any individual impairment allowances made for them on these three respective dates.

16. Available-For-Sale Financial Assets

	30/6/2007	30/6/2006	31/12/2006
	HK$'000	HK$'000	HK$'000
Treasury bills (including Exchange Fund Bills)	4,325,731	2,783,033	4,221,416
Certificates of deposit held	867,781	1,159,918	943,306
Debt securities	4,564,851	2,832,129	3,274,524
Equity securities	2,669,813	2,691,756	3,398,552
Investment funds	91,966	256,049	164,399
	12,520,142	9,722,885	12,002,197
Issued by:			
Central governments and central banks	4,436,863	3,722,100	4,344,171
Public sector entities	207,298	388,716	220,749
Banks and other financial institutions	4,898,557	3,768,049	5,058,286
Corporate entities	2,731,931	1,587,953	2,214,163
Other entities	245,493	256,067	164,828
	12,520,142	9,722,885	12,002,197
Analysed by place of listing:			
Listed in Hong Kong	1,794,120	1,330,268	2,771,512
Listed outside Hong Kong	2,886,830	1,641,859	1,949,661
	4,680,950	2,972,127	4,721,173
Unlisted	7,839,192	6,750,758	7,281,024
	12,520,142	9,722,885	12,002,197

17. Held-to-maturity Investments

	30/6/2007	30/6/2006	31/12/2006
	HK$'000	HK$'000	HK$'000
Treasury bills (including Exchange Fund Bills)	117,793	45,412	84,044
Certificates of deposit held	1,857,161	1,409,223	1,614,028
Debt securities	8,644,520	11,279,117	8,551,287
	10,619,474	12,733,752	10,249,359
Issued by:			
Central governments and central banks	5,466,470	7,687,075	5,417,161
Public sector entities	721,333	799,699	746,137
Banks and other financial institutions	3,203,014	3,193,700	2,881,767
Corporate entities	1,228,657	1,053,278	1,204,294
	10,619,474	12,733,752	10,249,359
Analysed by place of listing:			
Listed in Hong Kong	191,916	58,087	80,663
Listed outside Hong Kong	1,777,146	1,968,347	1,773,409
	1,969,062	2,026,434	1,854,072
Unlisted	8,650,412	10,707,318	8,395,287
	10,619,474	12,733,752	10,249,359
Market value:			
Listed securities	1,954,830	1,984,421	1,847,348
Unlisted securities	8,519,130	10,441,192	8,269,760
	10,473,960	12,425,613	10,117,108

18. Fixed Assets

	Investment Properties	Bank Premises	Furniture, Fixtures and Equipment	Sub-total	Total
		30/6/2007			
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Cost or valuation					
At 1st January, 2007	1,288,541	4,230,569	2,255,097	6,485,666	7,774,207
Additions	152	222,067	188,749	410,816	410,968
Additions through acquisition	-	-	1,053	1,053	1,053
Revaluation surplus	20,913	-	-	-	20,913
Revaluation of bank premises transferred to investment properties	-	8,283	-	8,283	8,283
Transfer from bank premises to investment properties	75,500	(75,500)	-	(75,500)	-
Disposals	-	(1,676)	(18,289)	(19,965)	(19,965)
Exchange adjustments	2,570	1,196	9,130	10,326	12,896
At 30th June, 2007	1,387,676	4,384,939	2,435,740	6,820,679	8,208,355
Accumulated depreciation and amortisation					
At 1st January, 2007	-	683,568	1,341,034	2,024,602	2,024,602
Additions through acquisition	-	-	635	635	635
Charge for the period	-	41,449	121,329	162,778	162,778
Revaluation of bank premises transferred to investment properties	-	(10,082)	-	(10,082)	(10,082)
Impairment loss	-	(116,451)	-	(116,451)	(116,451)
Written back on disposals	-	(785)	(14,131)	(14,916)	(14,916)
Exchange adjustments	-	333	6,662	6,995	6,995
At 30th June, 2007	-	598,032	1,455,529	2,053,561	2,053,561
Net book value at 30th June, 2007	1,387,676	3,786,907	980,211	4,767,118	6,154,794
The gross amounts of the above assets are stated:					
At cost	-	3,543,850	2,435,740	5,979,590	5,979,590
At Directors' valuation - 1989	-	841,089	-	841,089	841,089
At professional valuation - 2007	1,387,676	-	-	-	1,387,676
	1,387,676	4,384,939	2,435,740	6,820,679	8,208,355

	30/6/2006				
	Investment Properties	Bank Premises	Furniture, Fixtures and Equipment	Sub-total	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Cost or valuation					
At 1st January, 2006	950,586	4,304,481	1,999,250	6,303,731	7,254,317
Additions	-	74,051	216,417	290,468	290,468
Additions through acquisition	-	-	6,065	6,065	6,065
Revaluation surplus	40,478	-	-	-	40,478
Revaluation of bank premises transferred to investment properties	-	5,671	-	5,671	5,671
Transfer from investment properties to bank premises	(6,235)	6,235	-	6,235	-
Disposals	(39,400)	(7,097)	(89,972)	(97,069)	(136,469)
Exchange adjustments	3,717	1,600	7,556	9,156	12,873
At 30th June, 2006	949,146	4,384,941	2,139,316	6,524,257	7,473,403
Accumulated depreciation and amortisation					
At 1st January, 2006	-	671,201	1,227,217	1,898,418	1,898,418
Additions through acquisition	-	-	3,694	3,694	3,694
Charge for the period	-	38,290	105,462	143,752	143,752
Revaluation of bank premises transferred to investment properties	-	(4,431)	-	(4,431)	(4,431)
Impairment loss	-	(10,915)	-	(10,915)	(10,915)
Written back on disposals	-	(1,171)	(77,554)	(78,725)	(78,725)
Exchange adjustments	-	618	5,907	6,525	6,525
At 30th June, 2006	-	693,592	1,264,726	1,958,318	1,958,318
Net book value at 30th June, 2006	949,146	3,691,349	874,590	4,565,939	5,515,085
The gross amounts of the above assets are stated:					
At cost	-	3,534,445	2,139,316	5,673,761	5,673,761
At Directors' valuation - 1989	-	850,496	-	850,496	850,496
At professional valuation - 2006	949,146	-	-	-	949,146
	949,146	4,384,941	2,139,316	6,524,257	7,473,403

19. Other Liabilities

	30/6/2007	30/6/2006	31/12/2006
	HK$'000	HK$'000	HK$'000
(a) Trading liabilities			
Exchange fund bills sold	697,964	697,009	199,800
Exchange fund notes sold	32,340	33,075	33,459
Short positions in securities	-	-	8,060
	730,304	730,084	241,319
Negative fair value of derivatives	977,027	836,963	701,276
	1,707,331	1,567,047	942,595
(b) Other accounts and provisions			
Accrued interest payable	1,125,093	726,786	854,862
Other accounts	12,963,472	5,384,724	7,191,792
	14,088,565	6,111,510	8,046,654

20. Loan Capital

	30/6/2007	30/6/2006	31/12/2006
	HK$'000	HK$'000	HK$'000
USD550 million 5.625% subordinated notes, measured at fair value through profit or loss	4,290,694	4,149,058	4,288,824
USD500 million floating rate subordinated notes, measured at amortised cost	-	3,877,268	3,865,491
GBP300 million 6.125% step-up perpetual subordinated notes, measured at fair value through profit or loss	4,573,749	-	-
USD600 million floating rate step-up subordinated notes, measured at amortised cost	4,683,797	-	-
	13,548,240	8,026,326	8,154,315

Loan capital of face value of HK$4,299,900,000 (US$550,000,000) and carrying amount of HK$4,290,694,000 represents 5.625% subordinated notes qualifying as tier 2 capital which were issued on 13th December, 2005 by the Bank. The notes are listed on The Stock Exchange of Hong Kong Limited and will mature on 13th December, 2015.

On 20th March, 2007, the Bank issued 6.125% step-up perpetual subordinated notes qualifying as tier 2 capital with face value of HK$4,710,150,000 (GBP300,000,000). The carrying amount of the notes as at 30th June, 2007 was HK$4,573,749,000. The notes are listed on the Singapore Exchange Securities Trading Limited.

On 21st June, 2007, the Bank issued floating rate step-up subordinated notes qualifying as tier 2 capital with face value of HK$4,690,800,000 (US$600,000,000). The carrying amount of the notes as at 30th June, 2007 was HK$4,683,797,000. The notes are listed on the Singapore Exchange Securities Trading Limited and will mature on 21st June, 2017.

On 27th June, 2007, the Bank redeemed the floating rate subordinated notes with face value of HK$3,909,000,000 (US$500,000,000) which was issued on 27th June, 2006 by the Bank.

21. Segment Reporting

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Personal financial services includes branch operations, personal Internet banking, consumer finance, property loans, credit card business and private banking to personal customers.

Corporate banking business includes corporate lending and loan syndication, asset based lending, commercial lending, enterprise lending, securities lending, trust services, mandatory provident fund business and corporate Internet banking.

Investment banking business includes treasury operations, securities broking and dealing, and provision of internet security trading services.

Corporate services include company secretarial services, share registration and business services, and offshore corporate and trust services.

Other businesses include bancassurance, insurance business and property-related business.

Unallocated items mainly comprise the central management unit, bank premises, and any items which cannot be reasonably allocated to specific business segments.

	6 months ended 30/6/2007							
	Personal Financial Services	Corporate Banking	Investment Banking	Corporate Services	Others	Unallocated	Inter-segment elimination	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Net interest income	1,051,924	1,175,511	523,373	455	11,391	(395)	-	2,762,259
Other operating income from external customers	460,967	247,679	540,187	367,149	81,162	18,362	-	1,715,506
Inter-segment income	-	-	-	-	-	78,102	(78,102)	-
Operating income	1,512,891	1,423,190	1,063,560	367,604	92,553	96,069	(78,102)	4,477,765
Operating expenses	(907,750)	(564,614)	(281,574)	(211,030)	(92,606)	(121,262)	-	(2,178,836)
Inter-segment expenses	(62,551)	(8,153)	(3,715)	-	(646)	(3,037)	78,102	-
Operating profit before impairment losses	542,590	850,423	778,271	156,574	(699)	(28,230)	-	2,298,929
Impairment losses on loans and advances	(24,592)	(111,816)	327	(2,684)	1,985	-	-	(136,780)
Write back of impairment losses on bank premises	-	-	-	-	-	116,451	-	116,451
Operating profit after impairment losses	517,998	738,607	778,598	153,890	1,286	88,221	-	2,278,600
Profit on sale of fixed assets, available-for-sale financial assets, held-to-maturity investments and subsidiaries / associates	-	164	77,763	-	156	(1,526)	-	76,557
Valuation gains on investment properties	-	-	-	-	20,913	-	-	20,913
Share of profits less losses of associates	1,508	8,674	24,961	-	16,600	(73)	-	51,670
Profit before taxation	519,506	747,445	881,322	153,890	38,955	86,622	-	2,427,740
Income tax	(120,084)	(171,265)	(198,490)	(21,925)	(5,148)	-	-	(516,912)
Profit for the period after taxation	399,422	576,180	682,832	131,965	33,807	86,622	-	1,910,828
Attributable to :								
Equity holders of the Group	399,422	576,180	682,834	97,590	34,518	86,622	-	1,877,166
Minority interests	-	-	(2)	34,375	(711)	-	-	33,662
Profit for the period after taxation	399,422	576,180	682,832	131,965	33,807	86,622	-	1,910,828
Depreciation for the period	(60,788)	(33,228)	(12,907)	(6,709)	(4,031)	(45,115)	-	(162,778)

	6 months ended 30/6/2006 (Restated)							
	Personal Financial Services	Corporate Banking	Investment Banking	Corporate Services	Others	Unallocated	Inter-segment elimination	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Net interest income	1,037,761	880,333	446,514	121	4,061	(568)	-	2,368,222
Other operating income from external customers	319,749	156,656	318,884	292,861	80,227	7,909	-	1,176,286
Inter-segment income	-	-	-	-	-	71,752	(71,752)	-
Operating income	1,357,510	1,036,989	765,398	292,982	84,288	79,093	(71,752)	3,544,508
Operating expenses	(734,253)	(385,641)	(164,872)	(171,147)	(74,449)	(106,372)	-	(1,636,734)
Inter-segment expenses	(58,429)	(7,583)	(2,893)	-	(391)	(2,456)	71,752	-
Operating profit before impairment losses	564,828	643,765	597,633	121,835	9,448	(29,735)	-	1,907,774
Impairment losses on loans and advances	10,004	(164,923)	1,238	(232)	(755)	-	-	(154,668)
Write back of impairment losses on bank premises	-	-	-	-	-	10,915	-	10,915
Write back of Impairment losses on available-for-sale financial assets, held-to-maturity investments and associates	-	3,779	12,828	-	-	-	-	16,607
Impairment losses on goodwill	-	-	-	-	(23,698)	-	-	(23,698)
Operating profit after impairment losses	574,832	482,621	611,699	121,603	(15,005)	(18,820)	-	1,756,930
Profit on sale of fixed assets, available-for-sale financial assets, held-to-maturity investments and subsidiaries / associates	-	-	2,945	-	1,308	(3,941)	-	312
Valuation gains on investment properties	-	-	-	-	40,478	-	-	40,478
Share of profits less losses of associates	1,068	10,221	3,311	-	34,098	(944)	-	47,754
Profit before taxation	575,900	492,842	617,955	121,603	60,879	(23,705)	-	1,845,474
Income tax	(80,803)	(67,856)	(86,415)	(15,174)	(3,774)	-	-	(254,022)
Profit for the period after taxation	495,097	424,986	531,540	106,429	57,105	(23,705)	-	1,591,452
Attributable to :								
Equity holders of the Group	495,097	424,986	531,537	79,590	57,829	(23,705)	-	1,565,334
Minority interests	-	-	3	26,839	(724)	-	-	26,118
Profit for the period after taxation	495,097	424,986	531,540	106,429	57,105	(23,705)	-	1,591,452
Depreciation for the period	(54,737)	(26,920)	(10,697)	(6,327)	(3,517)	(41,554)	-	(143,752)

The Group revised its internal transfer pricing process during 2006. The comparative figures of segment reporting have been restated to reflect the new methodology.

22. Analysis of Assets and Liabilities by Remaining Maturity

	30/6/2007						
	Repayable on demand	3 months or less	1 year or less but over 3 months	5 years or less but over 1 year	Over 5 years	Undated or overdue	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Assets							
Cash and balances with banks and other financial institutions	7,518,240	40,789	-	-	-	709,197	8,268,226
Placements with banks and other financial institutions	2,600	68,917,278	3,270,739	156,360	-	-	72,346,977
Trade bills	29,340	484,489	92,231	-	-	72,978	679,038
Trading assets	-	1,019,887	134,723	-	38,023	3,743,884	4,936,517
Financial assets designated at fair value through profit or loss	-	5,889,424	900,036	2,815,676	-	906	9,606,042
Advances to customers and other accounts	5,634,401	42,976,080	22,955,737	71,140,882	60,382,492	11,189,724	214,279,316
Available-for-sale financial assets	-	7,751,034	563,831	772,653	677,257	2,755,367	12,520,142
Held-to-maturity investments	-	1,155,246	1,266,265	7,085,756	1,112,207	-	10,619,474
Undated assets	-	-	-	-	-	9,958,295	9,958,295
Total assets	13,184,581	128,234,227	29,183,562	81,971,327	62,209,979	28,430,351	343,214,027
Liabilities							
Deposits and balances of banks and other financial institutions	936,701	21,711,923	18,628,294	2,033,066	9,968	173,708	43,493,660
Deposits from customers	63,347,076	147,936,057	12,828,927	6,165,485	513,430	7,671	230,798,646
- Demand deposits and current accounts	17,560,765	-	-	-	-	-	17,560,765
- Savings deposit	45,162,119	-	-	-	-	-	45,162,119
- Time, call and notice deposits	624,192	147,936,057	12,828,927	6,165,485	513,430	7,671	168,075,762
Trading liabilities	-	697,964	-	32,247	93	977,027	1,707,331
Certificates of deposit issued	-	219,696	7,989,123	1,310,743	530,537	-	10,050,099
Current taxation	-	-	495,452	-	-	-	495,452
Loan capital	-	-	-	-	13,548,240	-	13,548,240
Undated liabilities	-	-	-	-	-	14,766,185	14,766,185
Total liabilities	64,283,777	170,565,640	39,941,796	9,541,541	14,602,268	15,924,591	314,859,613
Net liability gap	(51,099,196)	(42,331,413)	(10,758,234)	72,429,786	47,607,711		

	31/12/2006						
	Repayable on demand	3 months or less	1 year or less but over 3 months	5 years or less but over 1 year	Over 5 years	Undated or overdue	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Assets							
Cash and balances with banks and other financial institutions	8,317,746	-	-	-	-	-	8,317,746
Placements with banks and other financial institutions	-	64,315,952	1,717,526	830,567	-	-	66,864,045
Trade bills	31,258	439,366	104,631	-	-	45,208	620,463
Trading assets	387	516,124	134,770	13,043	31,485	2,241,725	2,937,534
Financial assets designated at fair value through profit or loss	-	197,519	375,619	7,928,462	141,043	836	8,643,479
Advances to customers and other accounts	4,099,733	30,736,093	23,224,513	54,944,952	52,686,001	9,405,374	175,096,666
Available-for-sale financial assets	-	4,371,077	1,370,320	2,096,336	608,292	3,556,172	12,002,197
Held-to-maturity investments	-	848,234	842,936	7,268,993	1,260,134	29,062	10,249,359
Undated assets	-	-	-	-	-	9,470,828	9,470,828
Total assets	12,449,124	101,424,365	27,770,315	73,082,353	54,726,955	24,749,205	294,202,317
Liabilities							
Deposits and balances of banks and other financial institutions	4,512,307	11,312,398	14,202,290	821,476	1,039,047	71,664	31,959,182
Deposits from customers	59,423,997	134,799,884	10,812,037	4,463,928	-	24,374	209,524,220
- Demand deposits and current accounts	15,130,231	-	-	-	-	-	15,130,231
- Savings deposit	43,644,321	-	-	-	-	-	43,644,321
- Time, call and notice deposits	649,445	134,799,884	10,812,037	4,463,928	-	24,374	150,749,668
Trading liabilities	386	216,675	9,033	63,430	3,004	650,067	942,595
Certificates of deposit issued	-	3,033,404	964,439	3,000,564	-	-	6,998,407
Current taxation	-	-	334,097	-	-	-	334,097
Loan capital	-	-	-	3,865,491	4,288,824	-	8,154,315
Undated liabilities	-	-	-	-	-	8,644,772	8,644,772
Total liabilities	63,936,690	149,362,361	26,321,896	12,214,889	5,330,875	9,390,877	266,557,588
Net liability gap	(51,487,566)	(47,937,996)	1,448,419	60,867,464	49,396,080		

23. Deferred Tax Assets and Liabilities Recognised

The components of deferred tax (assets) / liabilities recognised in the consolidated balance sheet and the movements during the period are as follows:

Deferred tax arising from :	Depreciation allowances in excess of related depreciation	Leasing partnership transactions	Revaluation of properties	Impairment losses on financial assets	Revaluation of available-for-sale securities	Tax losses	Others	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 1st January, 2007	277,331	-	210,910	(17,813)	109,777	(23,503)	2,247	558,949
Charged / (credited) to consolidated profit and loss account	14,175	-	-	20,994	-	10,887	62,432	108,488
Charged / (credited) to reserves	-	-	3,363	-	(17,843)	-	-	(14,480)
Additions through acquisition of subsidiary	50	-	-	-	-	-	-	50
Exchange and other adjustments	(232)	-	-	(212)	-	(438)	13	(869)
At 30th June, 2007	291,324	-	214,273	2,969	91,934	(13,054)	64,692	652,138
At 1st January, 2006	296,226	211,553	154,399	(49,124)	-	(25,512)	1,474	589,016
Write off against investment	-	(206,875)	-	-	-	-	-	(206,875)
Other movements	-	-	-	-	-	7,726	63	7,789
Charged / (credited) to consolidated profit and loss account	(14,887)	(4,678)	-	(6,215)	-	2,508	1,720	(21,552)
Charged to reserves	-	-	1,148	-	52,457	-	-	53,605
Additions through acquisition of subsidiary	44	-	-	-	-	-	(1,540)	(1,496)
Exchange and other adjustments	(93)	-	-	(183)	-	(1,223)	(7)	(1,506)
At 30th June, 2006	281,290	-	155,547	(55,522)	52,457	(16,501)	1,710	418,981

24. Reserves

	30/6/2007	30/6/2006	31/12/2006
	HK$'000	HK$'000	HK$'000
Share premium	1,087,502	896,985	1,012,138
General reserve	13,805,550	13,016,472	13,256,982
Revaluation reserve on bank premises	850,831	786,534	835,829
Investment revaluation reserve	627,014	491,827	861,188
Exchange revaluation reserve	267,678	113,253	184,293
Other reserves	164,953	163,255	137,678
Retained profits*	7,377,147	5,904,567	7,099,491
Total	24,180,675	21,372,893	23,387,599
Proposed dividends, not provided for	752,826	661,067	1,596,646

*A regulatory reserve is maintained to satisfy the provisions of the Hong Kong Banking Ordinance for prudential supervision purposes by earmarking amounts in respect of losses which the Bank will or may incur on loans and advances in addition to impairment losses recognised. Movements in the reserve are earmarked directly through retained earnings and in consultation with the Hong Kong Monetary Authority. As at 30th June, 2007, HK$944,000,000 (30th June, 2006: HK$506,000,000) was included in the retained profits in this respect which was distributable to equity holders of the Group subject to consultation with the Hong Kong Monetary Authority.

25. Consolidated Cash Flow Statement

(a) Purchase of subsidiaries

	30/6/2007 HK$'000	30/6/2006 HK$'000
Cash and balances with banks and other financial institutions	164	131,375
Advances and other accounts less provisions	3,716	583,552
Deferred tax assets	-	1,540
Fixed assets	418	2,370
Goodwill	-	25
Deposits and bank balances	-	(777)
Deposits of customers	-	(495,443)
Provision for taxation	(134)	-
Deferred tax liabilities	(50)	(44)
Other accounts and provisions	(1,892)	(125,523)
Minority interests	(1)	(2,698)
	2,221	94,377
Goodwill arising on consolidation	34,675	98,694
Total purchase price	36,896	193,071
Less: Cash and cash equivalents acquired	(164)	(131,375)
Cash flow on acquisition net of cash acquired	36,732	61,696

(b) Cash and cash equivalents

	30/6/2007 HK$'000	30/6/2006 HK$'000
(i) Components of cash and cash equivalents in the consolidated cash flow statement		
Cash and balances with banks and other financial institutions	8,268,226	4,656,612
Placements with banks and other financial institutions with original maturity within three months	64,452,575	56,877,831
Treasury bills with original maturity within three months	4,015,659	3,260,380
Certificates of deposit held with original maturity within three months	457,115	323,442
	77,193,575	65,118,265

(ii) Reconciliation with the consolidated balance sheet

	30/6/2007 HK$'000	30/6/2006 HK$'000
Cash and balances with banks and other financial institutions	8,268,226	4,656,612
Placements with banks and other financial institutions	72,346,977	60,104,309
Treasury bills and certificates of deposit held		
- trading assets	996,703	793,407
- designated at fair value through profit or loss	48,705	94,795
- advances and other accounts	39,090	38,834
- available-for sale	5,193,512	3,942,951
- held-to-maturity	1,974,954	1,454,635
	8,252,964	6,324,622
Amount shown in the consolidated balance sheet	88,868,167	71,085,543
Less : Amounts with an original maturity of beyond three months	(11,674,592)	(5,967,278)
Cash and cash equivalents in the consolidated cash flow statement	77,193,575	65,118,265

26. Off-balance Sheet Exposures

The following is a summary of each significant class of off-balance sheet exposures:

	30/6/2007	30/6/2006	31/12/2006
	HK$'000	HK$'000	HK$'000
Contractual amounts of contingent liabilities and commitments			
- Direct credit substitutes	6,364,648	4,441,509	5,214,804
- Transaction-related contingencies	1,295,780	953,248	740,121
- Trade-related contingencies	1,546,611	1,927,615	1,835,733
- Other commitments with an original maturity of:			
Which are unconditionally cancellable by the Bank or automatically cancellable due to deterioration in the creditworthiness of the borrowers	40,938,866	23,939,375	36,724,889
Not more than 1 year	4,331,086	10,428,833	3,022,549
More than 1 year	15,574,200	10,713,533	14,686,624
Total	70,051,191	52,404,113	62,224,720
- Aggregate credit risk weighted amount	13,737,834	9,438,732	12,018,280
Notional amounts of derivatives			
- Exchange rate contracts	22,884,998	17,044,916	18,266,638
- Interest rate contracts	29,736,732	30,477,470	21,255,579
- Equity contracts	9,941,071	383,319	2,576,242
- Others	200,000	-	-
Total	62,762,801	47,905,705	42,098,459
- Aggregate credit risk weighted amount	919,825	427,248	337,962
- Aggregate replacement costs	915,855	803,391	662,417

The replacement costs and credit risk weighted amounts of the off-balance sheet exposures do not take into account the effects of bilateral netting arrangements.

27. Material Related Party Transactions

The Group maintains certain retirement benefit schemes for its staff. In the six month ended 30th June, 2007, the total amount of contributions the Group made to the schemes was HK$44,668,000 (six months ended 30th June, 2006: HK$37,051,000).

The Group enters into a number of transactions with the Group's related parties, including its associates, and key management personnel and their close family members and companies controlled or significantly influenced by them. The transactions include accepting deposits from and extending credit facilities to them. Except that there is interest free shareholder's advance extended to one (30th June, 2006: one) associate amounting to HK$6,500,000 at 30th June, 2007 (30th June, 2006: HK$6,500,000), all interest rates in connection with the deposits taken and credit facilities extended are under terms and conditions normally applicable to customers of comparable standing.

The interest received from and interest paid to the Group's related parties for the six months ended 30th June, 2007, outstanding balances of amounts due from and due to at 30th June, 2007 and maximum outstanding balance of amounts due from and due to them for the six months ended 30th June, 2007 are aggregated as follows:

	Key management personnel		Subsidiaries		Associates	
	30/6/2007	30/6/2006	30/6/2007	30/6/2006	30/6/2007	30/6/2006
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Interest income	129,993	66,918	348,110	15,837	5,556	4,491
Interest expense	61,846	50,035	80,595	115,748	33	1
Amounts due from	7,989,093	2,809,527	21,192,515	1,869,711	235,011	149,682
Amounts due to	4,814,369	3,016,941	1,471,296	3,989,310	13,700	969
Maximum amounts due from	10,982,382	3,864,734	23,699,257	2,122,624	424,449	302,603
Maximum amounts due to	7,630,656	5,990,874	1,894,320	9,848,368	47,243	8,596

28. Basis of Consolidation

Unless otherwise stated, all financial information contained in such financial accounts are prepared according to the consolidation basis for accounting purposes.

In preparing the capital adequacy ratio and liquidity ratio of the Group, they are prepared according to the basis of consolidation for regulatory purposes. The main difference between the consolidation basis for accounting and regulatory purposes is that the former includes the Bank and all its subsidiaries whereas the latter includes the Bank and only some of the Group's subsidiaries which mainly conduct banking business or other businesses incidental to banking business.

29. Non-adjusting post balance sheet events

On 3rd July, 2007, the Bank entered into an agreement to sell the Group's 49% interests in a wholly-owned subsidiary, East Asia Asset Management Company Limited ("EAAM"), to an independent third party. It is anticipated that this transaction will give rise to a profit of approximately HK$407 million in the second half of 2007. The total assets and profit before tax of EAAM constitute approximately 0.03% and 0.31% of the consolidated total assets and the consolidated profit before tax respectively of the Group as at and for the six months ended 30th June, 2007.

30. Statement of Compliance

The Interim Report together with the Supplementary Financial Information on pages 25 to 30 has fully complied with the Banking (Disclosure) Rules issued by the Hong Kong Monetary Authority, the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and HKAS 34 "Interim Financial Reporting" issued by the HKICPA in October, 2004.

SUPPLEMENTARY FINANCIAL INFORMATION

A. Capital Adequacy Ratio and Capital Base

(a) Capital adequacy ratio

	30/6/2007	30/6/2006	31/12/2006
	%	%	%
Capital adequacy ratio	13.1	16.5	14.2
Core capital adequacy ratio	7.7	11.4	10.5

The capital adequacy ratio is computed on the consolidated basis which comprises the positions of the Bank and its subsidiaries as required by the Hong Kong Monetary Authority for its regulatory purposes, and is in accordance with the Banking (Capital) Rules.

(b) Group capital base after deductions

	30/6/2007	30/6/2006	31/12/2006
	HK$'000	HK$'000	HK$'000
Core capital			
Paid up ordinary share capital	3,920,971	3,843,413	3,875,355
Share premium	1,087,502	896,985	1,012,138
Reserves	17,235,480	16,679,411	16,898,603
Profit and loss account	700,355	692,203	917,254
Minority interests	-	299,395	232,579
Deduct: Goodwill	(1,616,239)	(2,583,500)	(2,592,330)
Other intangible assets	(11,947)	-	-
	21,316,122	19,827,907	20,343,599
Less: Core capital items deductions	(2,570,159)	(560,974)	(1,738,473)
Total core capital	18,745,963	19,266,933	18,605,126
Eligible supplementary capital			
Reserves attributable to fair value gains on revaluation of holdings of land and buildings	627,688	845,370	948,382
Revaluation reserves for fair value gains on revaluation of holdings of available-for-sale equities and debt securities	80,664	-	206,381
Unrealised fair value gains arising from holdings of equities and debt securities designated at fair value through profit or loss	1,960	122,277	84,101
Regulatory reserve for general banking risks	944,000	506,000	606,000
Collectively assessed impairment allowances	467,550	440,942	451,883
Perpetual subordinated debt	4,693,349	-	-
Term subordinated debt	8,973,345	8,026,326	8,154,315
	15,788,556	9,940,915	10,451,062
Less: Supplementary capital items deductions	(2,570,159)	(560,974)	(1,738,474)
Total supplementary capital	13,218,397	9,379,941	8,712,588
Total capital base	31,964,360	28,646,874	27,317,714

Deductions from total capital base include investments in subsidiaries of which their risk weighted assets have not been consolidated into the total risk weighted assets of the Group, which mainly conduct non-banking related businesses.

B. Liquidity Ratio

	6 months ended 30/6/2007	6 months ended 30/6/2006	The year ended 31/12/2006
	%	%	%
Average liquidity ratio for the period	43.2	43.4	44.0

The average liquidity ratio for the period is the simple average of each calendar month's average liquidity ratio, which is computed on the consolidated basis as required by the Hong Kong Monetary Authority for its regulatory purposes, and is in accordance with the Fourth Schedule to the Hong Kong Banking Ordinance.

C. Cross-border Claims

The information on cross-border claims discloses exposures to foreign counterparties on which the ultimate risk lies, and is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country. Only regions constituting 10% or more of the aggregate cross-border claims are disclosed.

	30/6/2007			
	Banks and other financial institutions	Public sector entities	Others	Total
	HK$'000	HK$'000	HK$'000	HK$'000
People's Republic of China	20,546,891	2,964,531	26,125,049	49,636,471
Asian countries, excluding People's Republic of China	12,075,328	1,598,255	11,260,242	24,933,825
North America	10,055,412	5,332,695	8,670,337	24,058,444
Western Europe	40,684,231	-	2,708,229	43,392,460

	30/6/2006			
	Banks and other financial institutions	Public sector entities	Others	Total
	HK$'000	HK$'000	HK$'000	HK$'000
People's Republic of China	16,940,523	1,598,676	16,396,434	34,935,633
Asian countries, excluding People's Republic of China	10,232,626	1,140,937	8,901,050	20,274,613
North America	6,168,351	7,601,858	6,433,631	20,203,840
Western Europe	36,616,996	-	2,325,362	38,942,358

	31/12/2006			
	Banks and other financial institutions	Public sector entities	Others	Total
	HK$'000	HK$'000	HK$'000	HK$'000
People's Republic of China	18,545,033	2,791,328	19,987,278	41,323,639
Asian countries, excluding People's Republic of China	12,428,469	1,493,595	10,251,920	24,173,984
North America	8,276,028	5,306,564	7,144,615	20,727,207
Western Europe	41,157,247	-	2,789,971	43,947,218

D. Non-bank Mainland exposures

The total direct non-bank Mainland exposures and the individual impairment allowances were as follows:-

	30/6/2007			
Type of counterparties	On-balance sheet exposure	Off-balance sheet exposure	Total	Individual impairment allowance
	HK$'000	HK$'000	HK$'000	HK$'000
Mainland entities	54,326,640	11,685,788	66,012,428	145,598
Companies and individuals outside Mainland where the credit is granted for use in Mainland	12,147,021	3,593,344	15,740,365	3,988
Other counterparties the exposures to whom are considered to be non-bank Mainland exposures	294,810	298	295,108	7
Total	66,768,471	15,279,430	82,047,901	149,593

	31/12/2006			
Type of counterparties	On-balance sheet exposure	Off-balance sheet exposure	Total	Individual impairment allowance
	HK$'000	HK$'000	HK$'000	HK$'000
Mainland entities	41,812,989	10,447,307	52,260,296	108,869
Companies and individuals outside Mainland where the credit is granted for use in Mainland	11,440,768	2,352,619	13,793,387	3,430
Other counterparties the exposures to whom are considered to be non-bank Mainland exposures	90,047	320	90,367	-
Total	53,343,804	12,800,246	66,144,050	112,299

E. Overdue, Rescheduled and Repossessed Assets

(a) Overdue and rescheduled advances

	30/6/2007		30/6/2006		31/12/2006	
	HK$'000	% of total advances to customers	HK$'000	% of total advances to customers	HK$'000	% of total advances to customers
Advances to customers overdue for						
- 6 months or less but over 3 months	147,616	0.1	226,044	0.1	158,741	0.1
- 1 year or less but over 6 months	95,778	0.0	120,955	0.1	142,127	0.1
- Over 1 year	198,188	0.1	297,076	0.2	222,433	0.1
	441,582	0.2	644,075	0.4	523,301	0.3
Rescheduled advances to customers	305,530	0.2	314,347	0.2	291,246	0.2
Total overdue and rescheduled advances	747,112	0.4	958,422	0.6	814,547	0.5
Secured overdue advances	285,630	0.1	461,840	0.3	358,674	0.2
Unsecured overdue advances	155,952	0.1	182,235	0.1	164,627	0.1
Market value of security held against secured overdue advances	491,055		790,863		633,804	
Individual impairment allowance made on loans overdue for more than 3 months	102,149		94,344		105,878	

Loans and advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid at the period-end. Loans repayable by regular instalments are treated as overdue when an instalment payment is overdue and remains unpaid at period-end. Loans repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the demand notice, and/or when the loans have remained continuously outside the approved limit advised to the borrower for more than the overdue period in question.

An asset considered as an eligible collateral should generally satisfy the following:
(a) The market value of the asset is readily determinable or can be reasonably established and verified;
(b) The asset is marketable and there exists a readily available secondary market for disposing of the asset;
(c) The Bank's right to repossess the asset is legally enforceable and without impediment; and
(d) The Bank is able to secure control over the asset if necessary.

The two main types of "Eligible Collateral" are as follows:
(i) "Eligible Financial Collateral" mainly comprises cash deposits and shares.
(ii) "Eligible Physical Collateral" mainly comprises land and buildings, vehicles and equipment.

When the Bank's clients face financial difficulties and fail to settle their loans, depending on different situations, the Bank usually takes the following actions to recover the debt:
(a) Debt Rescheduling / Restructuring
(b) Enforcement of security
(c) Legal Action
(d) Recovery via Debt Collector

There were no advances to banks and other financial institutions which were overdue for over 3 months as at 30th June, 2007, 30th June, 2006 and 31st December, 2006; nor were there any rescheduled advances to banks and other financial institutions on these three dates.

(b) Other overdue and rescheduled assets

	30/06/2007	
	Accrued interest	Other assets*
	HK$'000	HK$'000
Other assets overdue for		
- 6 months or less but over 3 months	604	3,948
- 1 year or less but over 6 months	754	422
- Over 1 year	1,435	13,110
	2,793	17,480
Rescheduled assets	-	-
Total other overdue and rescheduled assets	2,793	17,480

	30/06/2006	
	Accrued interest	Other assets*
	HK$'000	HK$'000
Other assets overdue for		
- 6 months or less but over 3 months	1,506	1,889
- 1 year or less but over 6 months	1,109	15
- Over 1 year	1,635	18,630
	4,250	20,534
Rescheduled assets	-	-
Total other overdue and rescheduled assets	4,250	20,534

	31/12/2006	
	Accrued interest	Other assets*
	HK$'000	HK$'000
Other assets overdue for		
- 6 months or less but over 3 months	841	-
- 1 year or less but over 6 months	1,863	2,065
- Over 1 year	2,228	17,507
	4,932	19,572
Rescheduled assets	-	-
Total other overdue and rescheduled assets	4,932	19,572

* Other assets refer to trade bills and receivables.

(c) Repossessed assets

	30/6/2007 HK$'000	30/6/2006 HK$'000	31/12/2006 HK$'000
Repossessed land and buildings	37,970	90,650	97,096
Repossessed vehicles and equipment	5,160	2,636	290
Total repossessed assets	43,130	93,286	97,386

The amount represents the estimated market value of the repossessed assets as at 30th June, 2007, 30th June, 2006 and 31st December, 2006.

F. Currency Concentrations

The net positions or net structural positions in foreign currencies are disclosed when each currency constitutes 10% or more of the respective total net position or total net structural position in all foreign currencies.

	30/6/2007 HK$ Million			
	USD	CNY	Others	Total
Spot assets	88,361	39,559	38,862	166,782
Spot liabilities	(81,774)	(37,286)	(43,394)	(162,454)
Forward purchases	22,838	576	13,521	36,935
Forward sales	(27,862)	(631)	(8,100)	(36,593)
Net options position	(45)	-	26	(19)
Net long position	1,518	2,218	915	4,651

	30/6/2006 HK$ Million			
	USD	CNY	Others	Total
Spot assets	70,046	18,325	36,090	124,461
Spot liabilities	(67,099)	(16,861)	(36,103)	(120,063)
Forward purchases	28,673	-	7,508	36,181
Forward sales	(30,220)	-	(6,979)	(37,199)
Net options position	27	-	(40)	(13)
Net long position	1,427	1,464	476	3,367

	31/12/2006 HK$ Million			
	USD	CNY	Others	Total
Spot assets	76,800	28,643	36,587	142,030
Spot liabilities	(72,677)	(27,002)	(36,367)	(136,046)
Forward purchases	20,345	19	5,762	26,126
Forward sales	(23,720)	(24)	(5,431)	(29,175)
Net options position	(9)	-	33	24
Net long position	739	1,636	584	2,959

The net options position is calculated using the delta equivalent approach.

	30/6/2007 HK$ Million			
	USD	CNY	Others	Total
Net structural position	1,788	2,002	702	4,492

	30/6/2006 HK$ Million			
	USD	CNY	Others	Total
Net structural position	1,606	1,312	661	3,579

	31/12/2006 HK$ Million			
	USD	CNY	Others	Total
Net structural position	1,779	1,345	659	3,783

INTERIM DIVIDEND

The Directors are pleased to declare an interim dividend of HK$0.48 (2006: HK$0.43) per share for the six months ended 30th June, 2007. The interim dividend will be paid in cash with an option to receive new, fully paid shares in lieu of cash, to shareholders whose names appear on the Register of Members at the close of business on Wednesday, 22nd August, 2007. Details of the scrip dividend and the election form will be sent to shareholders on or about Wednesday, 22nd August, 2007. The scrip dividend scheme is conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of and permission to deal in the new shares to be issued under the scrip dividend scheme. The dividend warrants and the share certificates for the scrip dividend will be sent to shareholders by ordinary mail on or about Thursday, 13th September, 2007.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from Monday, 20th August, 2007 to Wednesday, 22nd August, 2007. In order to qualify for the above interim dividend, all transfer documents should be lodged for registration with Tricor Standard Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong, by 4:00 p.m. on Friday, 17th August, 2007.

FINANCIAL REVIEW

Financial Performance

In the first six months of 2007, the Group achieved a profit after tax of HK$1,911 million, an increase of HK$319 million, or 20.1%, over the corresponding period in 2006. Basic earnings per share were HK$1.20. Return on average equity was 13.8%, while return on average assets was 1.2%.

Total operating income rose by HK$933 million, or 26.3%, to HK$4,478 million. The growth in total operating income was supported by a rise in net interest income, which grew by HK$394 million, or 16.6%, to HK$2,762 million. It was further supported by higher net fees and commission income, and trading profits.

Total operating expenses increased by 33.1% over the corresponding period in 2006 to HK$2,179 million, due to continuing expansion of the Group's activities. The cost to income ratio rose from 46.2% in the first half of 2006 to 48.7% in the corresponding period in 2007.

Operating profit before impairment losses for the first six months was HK$2,299 million, an increase of HK$391 million, or 20.5%, compared to the corresponding period in 2006.

Charge of impairment losses on loans and advances decreased by HK$18 million, or 11.6%, to HK$136 million, reflecting an improvement in asset quality.

The operating profit after impairment losses increased by 29.7% to HK$2,279 million. In the first six months of 2007, BEA shared after-tax profits from associates of HK$52 million.

Profit after taxation was HK$1,911 million, an increase of 20.1%, over the HK$1,591 million recorded in the corresponding period in 2006. Profit attributable to equity holders of the Group was HK$1,877 million, an increase of 19.9%.

Financial Position

Total consolidated assets of the Group grew by HK$49,012 million, or 16.7%, during the first half of 2007 to HK$343,214 million. Gross advances to customers grew by 22.1% to HK$202,871 million.

Total deposits rose by 11.2% to HK$240,849 million, while total deposits from customers rose by 10.2% to HK$230,799 million. Demand deposits and current account balances increased by a combined HK$2,431 million, or 16.1%, to HK$17,561 million when compared with the balance at year-end 2006. Savings deposits increased to HK$45,162 million, a rise of 3.5%, while time deposits increased to HK$168,076 million, a rise of 11.5%, when compared with the previous year-end.

In June 2007, the Group redeemed a subordinated loan of US$500 million. The Group issued a new perpetual subordinated loan of GBP300 million in March 2007 and a new subordinated loan of US$600 million in June 2007. As at 30th June 2007, loan capital stood at HK$13,548 million, an increase of 66.1% when compared with the balance at year-end 2006. Total equity increased by 2.6%, from HK$27,645 million at the end of 2006 to HK$28,354 million at the end of June 2007.

During the first half of 2007, BEA issued HKD fixed rate certificates of deposit with a face value of HK$5,100 million and USD zero coupon certificates of deposit with a face value of US$100 million. The Bank redeemed a quantity of certificates of deposit amounting to HK$2,649 million equivalent upon maturity, and repurchased its own certificates of deposit amounting to HK$25 million equivalent. The Bank also issued and redeemed a number of short term TWD fixed rate certificates of deposit.

After taking into account all debt instruments issued, the loan-to-deposit ratio was 84.2% at the end of June 2007, being 7.5% higher than the 76.7% reported at the end of 2006.

At the end of June 2007, the face value of the outstanding debt portfolio was HK$10,412 million, with the carrying amount equal to HK$10,050 million.

Maturity Profile of Debts Issued
As at 30th June, 2007
(All expressed in millions of dollars)

	Currency	Total Face Value	Year of Maturity 2007	2008	2009	2011	2013	2015
Floating Rate Certificates of Deposit								
Issued in 2005	HKD	1,500		1,500				
Issued in 2006	HKD	500			500			
Fixed Rate Certificates of Deposit								
Issued in 2005	HKD	500		500				
Issued in 2006	HKD	500			500			
Issued in 2007	HKD	5,100		5,100				
Issued in 2007	TWD	3,520	3,520					
Zero Coupon Certificates of Deposit								
Issued in 2006	USD	50				50		
Issued in 2007	USD	100					50	50
Step Up Certificates of Deposit								
Issued in 2003	USD	38		38				
Total Debts issued in HKD equivalent		10,412	840	7,399	1,000	391	391	391

Risk Management

The Group has a risk management system in place to identify, measure, monitor and control the various types of risk that the Group faces and, where appropriate, to allocate capital against those risks. The risk management policies of the Group, which cover credit risk, market risk, interest rate risk, liquidity risk, operational risk, legal risk, reputation risk and strategic risk, are reviewed regularly by the Management and related recognised committees, and recommendations are made by the Risk Management Committee for the approval of the Board of Directors. The internal auditors also perform regular audits on business units to check compliance with policies and procedures.

(a) Credit Risk Management

Credit risk arises from the possibility that a customer or counterparty in a transaction may default. Such risk may arise from counterparty risks from loans and advances, issuer risks from the securities business and counterparty risks from trading activities.

The Board of Directors has delegated authority to the Credit Committee to oversee management of the Group's credit risk, independent of the business units. The Credit Committee reports to the Board of Directors via the Risk Management Committee, which deals with all risk management related issues of the Group.

The Credit Committee is responsible for all credit risk related issues of the Group. The Group identifies and manages credit risk through defining target markets, formulating credit policies, subjecting new loans to a credit approval process and monitoring asset quality.

In evaluating the credit risk associated with an individual customer or counterparty, financial strength and repayment ability are always the prime considerations. Credit risk may be mitigated by obtaining collateral from the customer or counterparty.

The Group has established policies and procedures to identify, measure, monitor and control credit risk. In this connection, guidelines for management of credit risk have been laid down in the Group's Credit Manual. These guidelines govern delegated lending authorities, credit extension criteria, the credit monitoring process, a 20-grade loan classification system, the credit recovery procedure and provisioning policy. They are reviewed and enhanced on an on-going basis to reflect changes in the market, statutory requirements and/or best practice risk management processes.

(b) Market risk management

Market risk arises from all market risk sensitive financial instruments, including debt securities, foreign exchange contracts, equity and derivative instruments, as well as from balance sheet or structural positions. The objective of market risk management is to reduce the Group's exposure to the volatility inherent in financial instruments.

The Board of Directors reviews and approves policies for the management of market risks. The Board has delegated the responsibility for ongoing general market risk management to the Asset and Liability Management Committee. The Asset and Liability Management Committee reports to the Board of Directors via the Risk Management Committee.

The Asset and Liability Management Committee deals with all market risk and liquidity risk related issues of the Group. It is also responsible for deciding the future business strategy with respect to interest rate trends.

The use of derivatives for proprietary trading and their sale to customers as risk management products is an integral part of the Group's business activities. These instruments are also used to manage the Group's own exposures to market risk, as part of its asset and liability management process. The principal derivatives instruments used by the Group are interest, foreign exchange rate and equity related contracts, in the form of both over-the-counter derivatives and exchange traded derivatives. Most of the Group's derivatives positions have been entered into to meet customer demand and to manage the risk of these and other trading positions.

The Group has various position and sensitivity limit structures in place. Additionally, the Group applies sensitivity analysis and scenario analysis, both on individual portfolios and on the Group's consolidated positions, to assess the potential impact of extreme movements in market prices on the Group's earnings.

(i) Currency risk

The Group's foreign currency positions arise from foreign exchange dealing, commercial banking operations and structural foreign currency exposures. All foreign currency positions are managed within limits approved by the Board.

Structural foreign currency positions, which arise mainly from foreign currency investments in the Group's branches, subsidiaries and associated companies, are excluded from value-at-risk ("VaR") measurements, as related gains or losses are taken to reserves. Such foreign currency positions are managed with the principal objective of ensuring that the Group's reserves are protected from exchange rate fluctuations. The Group seeks to match closely its foreign currency denominated assets with corresponding liabilities in the same currencies.

(ii) Interest rate risk

The Group's interest rate positions arise from treasury and commercial banking activities. Interest rate risk arises in both trading portfolios and non-trading portfolios. Interest rate risk primarily results from the timing differences in the repricing of interest-bearing assets, liabilities and commitments. It also relates to positions from non-interest bearing liabilities including shareholders' funds and current accounts, as well as from certain fixed rate loans and liabilities. Interest rate risk is managed daily by the Treasury Department within the limits approved by the Board of Directors. The instruments used to manage interest rate risk include interest rate swaps and other derivatives.

The Group quantifies the market risk of the underlying trading portfolio by means of VaR. VaR is a statistical estimate that measures the potential losses in market value of a portfolio as a result of unfavourable movements in market rates and prices, if positions are held unchanged over a certain horizon time period. The Group's VaR is calculated using historical movements in market rates and prices, a 99% confidence level and a one-day holding period, and takes into account correlations between different markets and rates.

Value-at-risk statistics

The Group has measured VaR for all trading portfolios throughout the year.

HK$'000	Year 2007 1st-half				Year 2006 1st-half			
	As at 30 June	Maximum	Minimum	Mean	As at 30 June	Maximum	Minimum	Mean
VaR for total trading activities	38,614	50,214	21,639	35,776	25,255	25,255	11,663	16,341
VaR for foreign exchange trading positions	1,212	2,299	590	1,172	1,315	2,167	528	992
VaR for interest rate trading positions	363	885	83	255	1,311	3,366	1,024	1,439
VaR for equity trading positions	37,577	49,288	21,481	34,917	23,565	23,565	10,527	14,853

Foreign exchange and Interest rate risks related revenue statistics

The average daily revenue earned foreign exchange dealing and interest rate activities in the first half of 2007 was HK$0.93 million (HK$0.70 million in the first half of 2006). The standard deviation of the daily revenues was HK$1.14 million (HK$1.11 million in the first half of 2006). The frequency distribution of daily revenue is shown below.



DAILY DISTRIBUTION OF FOREIGN EXCHANGE AND INTEREST RATE RISKS RELATED REVENUES
- 1st-half Year 2007 vs 1st-half Year 2006
Number of days
Revenue (HK$Million)
25
20
15
10
5
0
-0.75 Less
-0.75 to -0.5
-0.5 to -0.25
-0.25 to 0
0 to 0.25
0.25 to 0.5
0.5 to 0.75
0.75 to 1
1 to 1.25
1.25 to 1.5
1.5 to 1.75
1.75 to 2
2 to 2.25
2.25 to 2.5
2.5 or more
1st-half Year 2007
1st-half Year 2006

(c) Liquidity risk management

The purpose of liquidity management is to ensure sufficient cash flows to meet all financial commitments and to capitalize on opportunities for business expansion. This includes the Group's ability to meet deposit withdrawals either on demand or at contractual maturity, to repay borrowings as they mature, to comply with the statutory liquidity ratio, and to make new loans and investments as opportunities arise.

Liquidity is managed on a daily basis by the Treasury Department under the direction of the Asset and Liability Management Committee. The Treasury Department is responsible for monitoring funding and liquidity trends in local and international markets, and ensuring that the Group has adequate liquidity for all operations.

The Group manages liquidity risk by holding sufficient liquid assets (e.g. cash and short term funds and securities) of appropriate quality to ensure that short-term funding requirements are covered within prudent limits. Adequate standby facilities are maintained to provide strategic liquidity to meet unexpected and material cash outflows in the ordinary course of business. The Group regularly stress tests its liquidity position.

(d) Strategic risk management

The objective of strategic risk management is to monitor the risk to earnings or capital arising from bad business decisions or from improper implementation of good business decisions.

The Board of Directors reviews and approves policy for the management of strategic risk. The Board has delegated the responsibility for ongoing strategic risk management to the Asset and Liability Management Committee. As stated previously, the Asset and Liability Management Committee reports to the Board of Directors via the Risk Management Committee.

(e) Operational risk, legal risk and reputation risk management

Operational risk is the risk arising from the potential loss due to inadequate or failed internal processes, people and systems or from external events.

Legal risk is the risk arising from the potential that unenforceable contracts, lawsuits or adverse judgements may disrupt or otherwise negatively affect the operations or financial condition of the Bank Group.

Reputation risk is the risk arising from the potential that negative publicity regarding the Bank Group's business practices, whether true or not, will cause a decline in the customer base or lead to costly litigation or revenue reductions.

The objective of managing the aforesaid risks is to identify, assess and monitor these risks and, in particular, to comply with the relevant regulatory requirements.

The Board of Directors reviews and approves policies for these risks, and it has delegated the responsibility for ongoing risk management to the Operational and Other Risks Management Committee. The Operational and Other Risks Management Committee reports to the Board of Directors via the Risk Management Committee.

OPERATIONS REVIEW

RECENT AWARDS

BEA's award-winning services continue to garner international recognition. In May 2007, BEA received the "Hong Kong MPF Master Trust Achievement Award" from *AsianInvestor* magazine and Global Refund's "Platinum Award" for its Value Added Tax (VAT) refund service. In June, BEA was named "Best Foreign Retail Bank in China" by *The Asian Banker*.

IMPROVEMENTS TO OPERATIONS

Relocation of Back-Office Operations to the Mainland

The Bank's back-office operating centre in Guangzhou, incorporated under the name East Asia Electronic Data Processing (Guangzhou) Limited, has been gradually taking on additional responsibility. Plans are being developed to further expand the Centre in the forthcoming year.

Information Technology

New Accounting System

The Bank successfully introduced a new computer system for general ledger operations in the first half of 2007.

PERSONAL BANKING

Branch Distribution

As part of an on-going effort to strengthen the branch network, BEA continues to implement the Branch Rationalisation Programme. In the first half of 2007, Tiu Keng Leng Branch was opened to serve customers in the district. At the end of June 2007, BEA operated a total of 88 branches in Hong Kong.

Two new SupremeGold centres, one at Sheung Shui and a second at Revenue Tower, were opened during the first half of the year. To provide greater convenience to customers, the BEA Harbour View Centre, Mongkok and Causeway Bay SupremeGold centres were expanded to provide a more spacious and pleasant environment. At the end of June 2007, the total number of SupremeGold centres stood at 37.

BEA keeps in step with the changing regulatory environment to offer a growing range of Renminbi services to meet the needs of individual and corporate customers. In June 2007, Renminbi bonds were made available for subscription in Hong Kong for the first time, and BEA served as a placing bank for the bonds.

A marketing programme for Kid Master Services was conducted from February to March 2007 to acquire new Kid Master members and to promote the Bank's Education Savings Insurance and 3-Year Accumulator Savings Insurance III plans.

Following the success of the Payroll Account Promotion conducted in 2006, the Promotion has been re-launched this year and will run from March to December 2007. In addition, an acquisition programme for SupremeGold was launched in June. It will run to September 2007.

The business hours at most BEA branches and SupremeGold centres have been extended to 5:30 p.m. Monday to Friday, to cater for customer demand. The arrangement enables the Bank to serve customers more effectively while maximising cost efficiency.

Cyberbanking services were further enhanced during the period, with the addition of facilities that allow subscription and redemption of unit trusts, and buying and selling of passbook gold. At the end of June, the Bank had more than 360,000 registered Cyberbanking users. The average daily usage volume exceeded 255,000 transactions, representing growth of 40% compared to the same period last year.

Corporate Cyberbanking further expanded its customer base in the first half of 2007. At the end of June 2007, over 19,700 corporate customers had registered for BEA Corporate Cyberbanking, representing a 10% increase compared to the same period last year.

Property Loans

Although the number of property transactions rose during the first half of the year, the average property loan tended to be lower. As a result, only a slight increase in loan demand was noted, and competition in the market remained fierce.

To achieve the target loan growth, BEA launched a series of residential mortgage promotion campaigns during the period.

From April, the Bank relaxed mortgage terms and repayment period for older properties, allowing buyers of well-maintained older residential properties to enjoy more flexibility in their mortgage planning.

The Bank also actively coordinated with business partners, including property developers, solicitors and mortgage brokers, to provide preferential mortgage plans for homebuyers.

Consumer Loans

Consumer Finance Department

Capitalising on the upturn in the economy in 2007, BEA introduced the "Right for You" instalment and revolving loan programme during the first half of the year. This customisable and highly-innovative promotion received an encouraging response from the market, and resulted in double digit growth in the overall portfolio compared with the corresponding period last year.

Credit Gain Finance

Credit Gain Finance Company Limited ("Credit Gain Finance") was established in November 2006 as a wholly-owned subsidiary of BEA registered under the Money Lenders Ordinance to compete in the local sub-prime personal loan market. CGF has expanded aggressively during the past six months. The company currently operates seven branches, located in Wanchai, Causeway Bay, Tsimshatsui, Mongkok, Kwun Tong, Shatin and Tuen Mun, and plans to open more branches through the end of the year.

Credit Cards

The Bank's card business continues to focus on product innovation, service excellence and investment for the future. Acquisition of new customers remains a key strategic goal. During the past six months, the Bank targeted a younger audience, with the potential to develop a long-term relationship with the Bank.

On the back of continuing improvement in consumer sentiment, card spending grew steadily during the period. The Bank took advantage of the favourable market climate to launch new spending campaigns and joint promotions with well-known merchants.

A number of new products were launched during the period. The "BEA Visa Traveller's Card"; aimed at outbound travellers, is the first prepaid foreign currency card to be introduced to the Hong Kong market. The Bank also launched the "JCB Platinum Card", targeting younger customers.

The Card unit's strong performance resulted in BEA being recognised by MasterCard as the "2006 Highest Growth Rate in Merchant Purchase Volume – MasterCard Card". In addition, BEA was second runner-up in the category "2006 Highest Growth Rate in Number of Open Cards – MasterCard Card". BEA was also named first runner-up for "2006 Highest Number of Merchant Terminals – China Unionpay" in March 2007.

Going forward, the Bank will maintain its strategy of enlarging the card base and encouraging card usage.

CORPORATE BANKING

Corporate Lending

The local corporate loan market exhibited stable growth in the first half of 2007, and was dominated by the financing activities of Mainland enterprises and property-related lending. Mainland enterprises showed strong interest in offshore US dollar financing to take advantage of the steady appreciation in the Renminbi, while property lending was fuelled by the growing interest at land auctions. Given the abundant liquidity in the loan market and the resulting intense competition, interest margin for both syndicated and bilateral deals remains at historically low levels. Nevertheless, BEA continued to maintain an active presence in the syndicated loan market in the first half of 2007, both as coordinating arranger and as a participant.

Strong demand for loans has emerged in the small to medium-sized business segment. Companies continue to report good growth in business turnover, although the rate of profit growth has lagged behind. This is mainly due to high overhead costs, such as rents, labour, and raw materials. Rising oil prices have also affected a number of industries. Equipment loans continued to grow as a result of manufacturers' willingness to invest in machinery in order to offset growing labour shortages and rising wage demands. One area of particular interest to customers has been the expanding Mainland consumer market. To cater to customer needs, cross border financing and other related financial services were jointly provided by Hong Kong and China branches.

BEA will continue to meet the ever-changing needs of the corporate market and maintain a dynamic asset mix including property lending, trade finance, leveraged buyout finance, pre-IPO finance, equipment finance and infrastructure project finance.

Securities Lending

The local stock market was very active in the first half of 2007, and the Bank was able to capitalise on strong investor sentiment to achieve an increase of over 500% in IPO stagging loan business, when compared with same period last year. Furthermore, BEA provided IPO Receiving Bank services for ten IPO projects during the period, up from four in the same period last year.

Bank of East Asia (Trustees) Limited

Mandatory Provident Fund

BEA's MPF operations continued to deliver strong results during the first half of 2007, with most BEA MPF constituent funds outperforming the market average . MPF membership grew by more than 8% during the period, while assets grew by 28%. This excellent result was achieved despite the highly competitive operating environment and the growing maturity of the MPF market.

Trust Services

Although Estate Duty was abolished in Hong Kong in 2006, the Bank was able to develop new sources of income and recorded a 65% rise in revenue from its private trust business during the first six months of this year, as compared with the same period last year.

WEALTH MANAGEMENT

Structured Products

Riding on the buoyant equity market in the first half of 2007, BEA registered a three-fold increase in the number of equity linked structured products it issued locally, as compared to the same period last year. A number of the new issues matured early, delivering high returns for customers and for the Bank.

On the Mainland, the growth in demand for on-shore and QDII (Qualified Domestic Institutional Investor) products has been exceptional. Forty products were launched during the first six months of this year, six times as many as the same period last year and a new record for the Bank. These issues, all structured as principal protected products, provided a sound alternative for Mainland investors wishing to balance their portfolio against the volatile A-share market.

Mutual Fund Business / Asset Management

The Bank launched two BEA branded mutual funds in first half of 2007, the BEA Global Themes Fund and the BEA Hong Kong Growth Fund. The latter fund was launched to provide an attractive channel for participation in the Hong Kong equity market and to capitalise on the influx of liquidity generated by the recent regulatory changes on the Mainland. Market response to both funds was highly encouraging, with the two funds attracting a combined total of more than HKD550 million by end of June 2007. Overall, the Bank's investment fund business performed exceptionally well, with growth of more than 50% in terms of gross sales.

To assist customers in keeping abreast of the latest market and product information on investment funds, the Bank launched an on-line product database, named Cyberfund Centre, in 2005. In May this year, Cyberfund Centre was upgraded with improved analytical tools and a more intuitive interface.

The asset management subsidiary of the Bank, East Asia Asset Management Co. Ltd. ("EAAM"), continued to deliver solid growth in client assets during the first half of 2007. Total assets under management grew by 14.7% for the first half of 2007, supported by strong growth in assets held in discretionary accounts and in the MPF business.

On 19th April, 2007, the Bank entered into a joint venture agreement with Germany's Union Asset Management Holding AG to form a joint venture asset management company in Hong Kong using EAAM as the platform. This entity will be renamed BEA Union Investment Management Limited and will become the sole Asian asset management vehicle for both groups. With this new firm in place, BEA is well positioned to expand its presence in the fund management business in the region, including the Mainland.

Bancassurance

The Bank recorded a 20% rise in its life insurance business in the first half of 2007, as represented by the new business index. This rise was supported by a range of new insurance plans, including Flexible Retirement Income Insurance, Lifetime Medical Savings Insurance and Lifetime Protection Insurance. These were introduced to better serve the market for retirement, medical and life insurance coverage.

Through seasonal promotional offers and cross-selling programmes, the Bank's general insurance business experienced healthy growth.

The Bancassurance Department took the initiative to improve premium income by diversifying product distribution channels. Premium income from the e-channel doubled in the first half of this year, while the telemarketing unit contributed over 4% of the overall life business.

Blue Cross (Asia-Pacific) Insurance Limited

Blue Cross registered a 26% gain in its general insurance income during the first six months of 2007. Its core business lines, medical insurance and travel insurance, recorded an increase of 37% and 14% in premium income, respectively. A recognised leader in travel insurance, Blue Cross has been named "The Most Popular Travel Insurance Company" for three consecutive years (2005 – 2007).

Blue Cross took further steps during the first half of 2007 to expand its Internet business, undertaking web advertising and direct marketing campaigns. Targeting peak travel seasons, special incentives were offered to clients who applied for travel insurance online. As a result, web premium income increased by more than 150% compared to the same period last year.

Blue Cross also developed a number of co-branded insurance plans with its strategic partners to explore new market opportunities. These products included family medical insurance, decoration insurance and pet insurance.

Private Banking

The Bank re-launched BEA Private Banking in late 2005, providing a full range of services for managing personal wealth. The business has now been in operation for 20 months, and has achieved a critical mass in terms of clients and business size. During the start-up period, the Bank focused on recruiting the best talent, and the effort has been rewarded with the establishment of a strong reputation and excellent clientele.

The first half of 2007 continued to provide many investment opportunities for BEA Private Banking clients. A range of strategies was offered, including some with principal guarantees suitable for conservative clients and others with high potential returns through participation in equity products. In general, the buoyant equity markets rewarded clients handsomely, in line with individual clients' preferred risk exposure.

INVESTMENT BANKING AND SERVICES

East Asia Securities Company Limited – Securities Cybertrading

For the first six month of 2007, East Asia Securities continued to benefit from better local market sentiment and improved investor confidence.

East Asia Securities is committed to using technology to improve and expand its brokerage service network. When compared with the corresponding period last year, the Company registered a rise of 19% in the number of Cybertrading accounts. As of 30th June, 2007, more than 66% of the Company's securities clients had subscribed to Cybertrading.

East Asia Securities has stepped up efforts to encourage customers to make increased use of electronic trading. Currently, the volume of transactions executed via Cybertrading, expressed as a percentage of total turnover, accounts for some 51% of the number of trades and 24% of the gross transaction value.

In view of the dramatic increase in market turnover and the trading volume conducted through Cybertrading, East Asia Securities has plans to further upgrade the hardware of its online trading system in the third quarter of 2007.

East Asia Futures Limited – Futures Cybertrading

For the first six months of 2007, East Asia Futures, the wholly-owned futures and option broking arm of the Bank, continued to benefit from the improved local market sentiment and steady growth in demand for derivative products.

The Company experienced strong response to the introduction of Futures Cybertrading. As compared with the corresponding period last year, the Company registered a rise of 39% in the number of Futures Cybertrading accounts. As of 30th June, 2007, more than 67% of the Company's clients have subscribed to the Futures Cybertrading service.

East Asia Futures has instituted various incentive schemes to encourage clients to execute trades via its electronic trading platform. Currently, the volume of transactions executed via the Futures Cybertrading system, expressed as a percentage of total turnover, represents some 54% of total trades and 47% of transaction value.

In addition, East Asia Futures will implement a system upgrade before the third quarter of 2007 in order to boost the speed of order placement and execution via the Futures Cybertrading system.

CHINA OPERATIONS

BEA reached a milestone in its China business during the first half of the year, successfully transferring its operations on the Mainland to a locally-incorporated bank – The Bank of East Asia (China) Limited ("BEA-China"). The establishment of BEA-China, which commenced business on 2nd April, 2007, will speed up the Bank's expansion on the Mainland. Furthermore, BEA-China will be able to provide a wider range of banking services including, but not limited to, deposits, wealth management, derivative products, agency services for both life and general insurance products, consumer loans, end-user mortgage loans, foreign exchange, Renminbi forward services, project finance and commercial loans, construction loans, property investment loans, trade finance facilities, account receivable finance and working capital finance.

The Bank has taken advantage of the opportunities provided by the establishment of BEA-China to significantly expand its presence on the Mainland. In February 2007, a new branch was added in Shenyang, Liaoning Province. In addition, ten sub-branches were opened over the past seven months. Wuhan Branch, upgraded from the existing Wuhan Representative Office, is scheduled to commence business in August this year. BEA-China has also recently obtained preliminary approval from the China Banking Regulatory Commission ("CBRC") to prepare for the establishment of Nanjing Branch. It is expected that Nanjing Branch will open by the end of this year.

At present, BEA operates 44 outlets, one of the most extensive networks of any foreign bank operating on the Mainland. Headquartered in Shanghai, BEA-China's network comprises 13 branches and 24 sub-branches. The parent company, BEA, operates a branch in Shanghai for foreign exchange wholesale business, and five representative offices. BEA also has branches in Macau, Taipei and Kaohsiung.

OVERSEAS OPERATIONS

Two new branches were added to BEA-USA's branch network during the period, both in the New York region, one in Brooklyn and the second in Flushing. Including these two new branches, BEA-USA currently has a total of 10 outlets – three in New York, four in Los Angeles and three in San Francisco. Plans are under way to open seven additional branches in New York and in California in the next 18 months.

To complement the expansion of BEA's overseas network, greater emphasis is being placed on automating the systems and processes in the overseas operations. In April 2007, BEA-USA implemented a new system for its trade finance and treasury operations, which enables BEA-USA to process a larger volume of transactions more efficiently.

In the United Kingdom, BEA replaced its core banking system in its two branches in London and Birmingham, introducing advanced features that cater for today's demanding banking environment.

Construction work for the new BEA Singapore Branch Building at 60 Robinson Road has commenced, and the new building will be ready for occupancy by the fourth quarter of 2008.

CORPORATE SERVICES

The BEA Group, through Group member Tricor Holdings Limited ("Tricor"), is a leading provider of business, corporate and investor services in the region. These services include accounting, company formation, corporate compliance and company secretarial, executive search and selection, initial public offerings ("IPO") and share registration, payroll outsourcing and fund and trust administration.

Tricor recorded substantial growth in gross revenue for the first half of the year, and is the key contributor to the BEA Group's fee and commission income earnings. Tricor's investor services practice, which services over 50% of the companies listed in Hong Kong, has benefited from the increasing number of companies from both Hong Kong and Mainland China launching IPOs in Hong Kong. With the vibrant economy in the region, Hong Kong and some of the overseas offices have continued to experience strong demand for their accounting and payroll services, as well as their company secretarial and corporate compliance work.

In early 2007, Tricor Malaysia acquired two reputable corporate services practices, one located in Kuala Lumpur and the other in Johor Bahru. In April, Tricor acquired the corporate services practice of Ernst & Young in Barbados, further strengthening Tricor's capability to provide offshore corporate services.

Tricor now operates in 12 cities and employs some 1,080 professional and support staff in the region, compared with a staff complement of 1,000 six months ago.

HUMAN RESOURCES

The Bank of East Asia Group employees at the end of June 2007:

Hong Kong	4,941
Other Greater China	2,850
Overseas	862
Total	8,653

The Bank has further enhanced its in-house training programmes, offering a more comprehensive, systematic and responsive learning platform with a view to better strengthening the professionalism and productivity of staff members. In addition, the Bank supported the Staff Sports Recreation Club to organise various staff activities, promoting physical fitness and social gatherings.

FUTURE PROSPECTS

BEA continued to pursue a growth strategy during the first half of 2007. The Bank was able to capture business opportunities deriving from the improvement in the domestic lending environment, and the solid growth in loan demand on the Mainland. Looking forward, it is expected that loan growth and new business opportunities will remain buoyant in the second half of this year, due to the positive economic outlook for both Hong Kong and China.

BEA's wealth management business, especially private banking, structured products and bancassurance, will continue to be the focal nexus of the Bank. BEA will continue to maximise its cross-selling initiatives by leveraging the leading corporate services and share registration services of Tricor and the insurance businesses of Blue Cross. Apart from organic growth, BEA will also continue to look for return on equity accretive expansion opportunities through potential acquisitions and strategic alliances in Hong Kong, the rest of China and overseas.

BEA has attained significant growth in overseas territories, particularly in the United States and Southeast Asia. BEA will continue to expand its business scope on the Mainland to meet growing market opportunities. To maintain its leading position in the market, the Bank will maintain a proactive approach to introduce new products and aggressively strengthen its branch network coverage.

On the operation side, BEA will continue to focus on improving and enhancing operating efficiency, including streamlining operating systems, branch rationalisation, and relocating suitable operating functions to the Mainland. In addition, BEA will strive to further raise its service quality, continually striving to exceed customer expectations. The Bank will maintain its commitment to a high level of investment in information technology, risk management and corporate governance to enhance its services and products.

DEALING IN LISTED SECURITIES OF THE BANK

There was no purchase, sale or redemption by the Bank, or any of its subsidiaries, of listed securities of the Bank during the six months ended 30th June, 2007.

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

Being the largest independent local bank in Hong Kong, the Bank is committed to maintaining the highest corporate governance standards. The Board considers such commitment essential in balancing the interests of shareholders, customers and employees; and in upholding accountability and transparency.

BEA has complied with all the Code Provisions set out in Appendix 14, Code on Corporate Governance Practices of the Listing Rules, throughout the accounting period for the six months ended 30th June, 2007, except for Code Provision A.2.1 as explained below.

Code Provision A.2.1 stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

Dr. The Hon. Sir David LI Kwok-po is the Chairman and Chief Executive of the Bank. The Board considers that this structure will not impair the balance of power and authority between the Board and the Management of the Bank. The balance of power and authority is ensured by the operations of the Board, which comprises experienced and highly qualified individuals. The Board meets regularly every two months to discuss issues affecting operations of the Bank. There is a strong independent element in the composition of the Board. Of the 16 Board members, seven are Independent Non-executive Directors. The Board believes that the current structure is conducive to strong and consistent leadership, enabling the Bank to make and implement decisions promptly and efficiently. The Board believes that Sir David's appointment to the posts of Chairman and Chief Executive is beneficial to the business prospects and management of the Bank.

COMPLIANCE WITH MODEL CODE

The Bank has established its own code of securities transactions by the Directors and Chief Executive, i.e. *Policy on Insider Trading to be observed by Directors and Chief Executive* ("Bank's Policy") on terms no less exacting than the required standard set out in Appendix 10 – Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") of the Listing Rules.

The Bank has also established a *Policy on Insider Trading – Group Personnel* to be observed by the employees of the Bank or directors or employees of the Bank's subsidiaries, in respect of their dealings in the securities of the Bank.

Having made specific enquiry of all Directors of the Bank during the six months ended 30th June, 2007, Directors of the Bank have complied with the required standard set out in the Model Code and the Bank's Policy.

By order of the Board
David LI Kwok-po
Chairman & Chief Executive

Hong Kong, 2nd August, 2007.

As at the date of this announcement, the Executive Directors of the Bank are: Dr. The Hon. Sir David LI Kwok-po (Chairman and Chief Executive) and Mr. Joseph PANG Yuk-wing (Deputy Chief Executive); Non-executive Directors of the Bank are: Dr. LI Fook-wo; Mr. Aubrey LI Kwok-sing, Dr. William MONG Man-wai, Tan Sri Dr. KHOO Kay-peng, Mr. Richard LI Tzar-kai, Mr. Eric LI Fook-chuen and Mr. Stephen Charles LI Kwok-sze; and Independent Non-executive Directors are: Mr. WONG Chung-hin, Dr. LEE Shau-kee, Dr. Allan WONG Chi-yun, Mr. Winston LO Yau-lai, Mr. Thomas KWOK Ping-kwong, Mr. TAN Man-kou and Mr. Kenneth LO Chin-ming.

BEA 東亞銀行

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability)
(Stock Code: 23)

SEC Investigation - Dr. The Hon. Sir David LI Kwok-po

The Chairman and Chief Executive of the Bank, Dr. Li, has received a notice from the SEC indicating that the SEC may bring a civil enforcement action against Dr. Li for alleged breaches of the Exchange Act. Dr. Li has denied such allegations and the Board of the Bank, after careful consideration, has concluded that Dr. Li is fully able to continue with his duties as Chairman and Chief Executive of the Bank. Further announcements will be made in due course should there be any further developments.

The Board of Directors (the "**Board**") of The Bank of East Asia, Limited (the "**Bank**") has been informed by its Chairman, Dr. The Hon. Sir David LI Kwok-po ("**Dr. Li**"), that on 18th July, 2007 (on 17th July, 2007, New York time), he received a notice from the US Securities and Exchange Commission (the "**SEC**") in connection with an investigation into trading in the shares of Dow Jones & Company, Inc. ("**Dow Jones**"). The Notice indicates that staff of the SEC is considering recommending that the SEC may bring a civil enforcement action against Dr. Li for alleged breaches of sections 10(b) and 14(e) of the Exchange Act, and Rules 10b-5 and 14e-3 promulgated under the Exchange Act. No such action has yet been commenced by the Commission. Dr. Li has indicated to the Board that he strenuously denies the apparent allegations being made by the staff of the SEC. Further, if the SEC does commence proceedings against Dr. Li, he will defend himself vigorously and strongly believes that he will prevail in court in this matter. In the meantime, he intends to continue to carry out all his business and public duties while defending his good name and reputation. The Board notes that Dr. Li categorically denies any apparent allegations being made by the staff of the SEC. The Board notes that, since the case may involve possible litigation, Dr. Li is unable to offer any other comment.

The Board has considered the matter carefully and has concluded that Dr. Li is fully able to continue with his duties as Chairman and Chief Executive of the Bank, and the Board strongly supports him doing so. The Board will continue to monitor the matter and will make such, if any, further announcements as are appropriate in order to ensure that shareholders and the investing public are kept appraised of material developments, if any.

By order of the Board
Molly HO Kam-lan
Company Secretary

Hong Kong, 19th July, 2007.

As at the date of this announcement, the Executive Directors of the Bank are: Dr. The Hon. Sir David LI Kwok-po (Chairman and Chief Executive) and Mr. Joseph PANG Yuk-wing (Deputy Chief Executive); Non-executive Directors of the Bank are: Dr. LI Fook-wo; Mr. Aubrey LI Kwok-sing, Dr. William MONG Man-wai, Tan Sri Dr. KHOO Kay-peng, Mr. Richard LI Tzar-kai, Mr. Eric LI Fook-chuen and Mr. Stephen Charles LI Kwok-sze; and Independent Non-executive Directors are: Mr. WONG Chung-hin, Dr. LEE Shau-kee, Dr. Allan WONG Chi-yun, Mr. Winston LO Yau-lai, Mr. Thomas KWOK Ping-kwong, Mr. TAN Man-kou and Mr. Kenneth LO Chin-ming.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a licensed securities dealer or registered institution in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in The Bank of East Asia, Limited, you should at once hand this circular to the purchaser or transferee or to the bank, a licensed securities dealer or registered institution in securities or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

BEA 東亞銀行

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)

(Stock Code: 23)

DISCLOSEABLE TRANSACTION
INVESTMENT IN AFH

A letter from the Board is set out on pages 4 to 7 of this circular.

15th May, 2007

CONTENTS

DEFINITIONS

In this Circular, the following expressions have the meanings set out below unless the context otherwise requires:

"Affiliates"	with respect to a corporation, means any corporation that is controlled by, controls or is under common control with that corporation and includes (i) a related corporation of the first-mentioned corporation; and (ii) any corporation where the first-mentioned corporation and its related corporations together, directly or indirectly, have an interest of 20% or more of its voting share capital
"AFH"	AFFIN Holdings Berhad, a company incorporated in Malaysia and the ordinary shares of which are listed on the main board of Bursa Malaysia Securities Berhad, the stock exchange of Malaysia
"AFH Shares"	ordinary shares of par value of RM1.00 each in the share capital of AFH
"Agreement"	the legally binding agreement dated 24th April, 2007 entered into between the Bank and AFH in respect of the Bank's investment in AFH
"Bank"	The Bank of East Asia, Limited, a company incorporated in Hong Kong and the ordinary shares of which are listed on the main board of the Stock Exchange
"Board"	the board of Directors or a duly authorised committee thereof
"Chairman"	chairman of the Bank
"Chief Executive(s)"	chief executive(s) of the Bank
"Circular"	this circular in relation to the Transaction
"Completion"	the completion of the issue, allotment and subscription of the New AFH Shares and the sale and purchase of the Existing AFH Shares to be agreed by the relevant parties in the Share Subscription Agreement and the Share Sale and Purchase Agreement respectively
"connected person"	has the meaning ascribed to it under the Listing Rules
"control"	with respect to a corporation, the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of such corporation
"Definitive Agreements"	the Share Subscription Agreement and the Share Sale and Purchase Agreement
"Director(s)"	director(s) of the Bank

"Enlarged Share Capital"	the enlarged share capital of AFH, after taking into account the issue and allotment of the new AFH Shares (including the New AFH Shares to be issued and allotted pursuant to the Share Subscription Agreement) and assuming all outstanding stock options and warrants issued by AFH are exercised and all other outstanding convertible securities which are convertible into new AFH Shares, if any, are converted
"Existing AFH Shares"	the relevant existing AFH Shares currently held by the Vendors to be purchased by the Bank (or one or more of its Affiliates) pursuant to the Share Sale and Purchase Agreement
"Group"	the Bank and its subsidiaries
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	9th May, 2007, being the latest practicable date prior to the printing of this Circular for ascertaining certain information herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange for the time being in force
"Malaysian FRS"	the Financial Reporting Standards issued by the Malaysian Accounting Standards Board
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers in the Listing Rules
"New AFH Shares"	the new AFH Shares to be allotted and issued by AFH to the Bank (or one or more of its Affiliates) pursuant to the Share Subscription Agreement
"NTA per AFH Share"	the amount equal to the consolidated net asset value based on AFH's audited consolidated financial statements for the year ended 31st December, 2006 minus goodwill over the total number of AFH Shares issued and paid-up as at 31st December, 2006
"RM"	Malaysian Ringgit, the lawful currency of Malaysia
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share Sale and Purchase Agreement"	the definitive share sale and purchase agreement to be entered into between the Bank (or one or more of its Affiliates) and the Vendors in respect of the sale and purchase of the Existing AFH Shares

"Share Subscription Agreement"	the definitive share subscription agreement to be entered into between the Bank (or one or more of its Affiliates) and AFH in respect of the issue, allotment and subscription of the New AFH Shares
"Shareholders"	holders of the Shares as recorded on the register of shareholders of the Bank in Hong Kong
"Share Option(s)"	share option(s) granted under the Staff Share Option Scheme 2002, entitling the holders thereof to subscribe for Shares
"Share(s)"	fully paid ordinary shares of HK$2.50 each of the Bank (or such other nominal amount prevailing from time to time)
"Staff Share Option Scheme 2002"	the staff share option scheme 2002 for the employees of the Group adopted by the Bank at its annual general meeting on 26th March, 2002
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"subsidiary"	has the meaning ascribed to it in section 2(4) of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"Transaction"	the transactions contemplated under the Agreement
"Vendors"	the relevant shareholders holding the Existing AFH Shares
"%"	per cent.

For illustration purpose only, translation of RM to HK$ is based on the rate of RM1 to HK$2.28. No representation is made that such amount was or could be exchanged at such rate.

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)

Executive Directors:
Dr. The Hon. Sir David LI Kwok-po *(Chairman and Chief Executive)*
Mr. Joseph PANG Yuk-wing *(Deputy Chief Executive)*

Registered Office:
10 Des Voeux Road Central
Hong Kong

Non-executive Directors:
Dr. LI Fook-wo
Mr. Aubrey LI Kwok-sing
Dr. William MONG Man-wai
Tan Sri Dr. KHOO Kay-peng
Mr. Richard LI Tzar-kai
Mr. Eric LI Fook-chuen
Mr. Stephen Charles LI Kwok-sze

Independent Non-executive Directors:
Mr. WONG Chung-hin
Dr. LEE Shau-kee
Dr. Allan WONG Chi-yun
Mr. Winston LO Yau-lai
Mr. Thomas KWOK Ping-kwong
Mr. TAN Man-kou
Mr. Kenneth LO Chin-ming

15th May, 2007

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION
INVESTMENT IN AFH

1. INTRODUCTION

Reference is made to the announcement of the Bank dated 24th April, 2007 in connection with the Transaction.

On 24th April, 2007, the Bank entered into the Agreement with AFH in respect of its investment in AFH. Pursuant to the Agreement, the Bank (or one or more of its Affiliates) will subscribe for the New AFH Shares to be issued by AFH and purchase the Existing AFH Shares from the Vendors. Upon Completion, the Bank (or one or more of its Affiliates) will be interested in approximately 25% of the Enlarged Share Capital of AFH.

The Transaction constitutes a discloseable transaction for the Bank under Chapter 14 of the Listing Rules. The purpose of this Circular is to provide the Shareholders with further information of the Transaction.

2. THE AGREEMENT

Date: 24th April, 2007

Parties: (1) the Bank
(2) AFH

To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, AFH and its ultimate beneficial owners, including the Vendors, are third parties independent of the Bank and the Bank's connected persons and are not connected persons of the Bank.

Subscription and purchase of AFH Shares

Pursuant to the Agreement, the Bank (or one or more of its Affiliates) will subscribe for the New AFH Shares to be issued by AFH and purchase the Existing AFH Shares from the Vendors. The Bank (or one or more of its Affiliates) will negotiate with the relevant shareholders of AFH for the sale of the Existing AFH Shares to the Bank, hence the identity of the Vendors is yet to be determined.

Upon Completion, the Bank (or one or more of its Affiliates) will be interested in approximately 25% of the Enlarged Share Capital of AFH.

Issue and purchase price

The subscription price per New AFH Share and the purchase price per Existing AFH Share payable by the Bank (or one or more of its Affiliates) shall each be an amount equal to the higher of (a) 1.3 times of the NTA per AFH Share; or (b) the par value of each AFH Share.

The pricing formula on the subscription price per New AFH Share and the purchase price per Existing AFH Share was arrived at arm's length among the Bank and AFH with reference to the NTA per AFH Share and the par value of each AFH Share. As the exact percentage of AFH Shares to be subscribed and acquired by the Bank has not been determined, the actual amount of consideration payable by the Bank under the Transaction has not been finalised. The estimated amount of consideration payable by the Bank under the Transaction is approximately HK$1,863,000,000.

The terms for payment of the subscription price for the New AFH Shares and the purchase price for the Existing AFH Shares will be agreed by the relevant parties in the Share Subscription Agreement and the Share Sale and Purchase Agreement respectively. The consideration payable under the Transaction will be financed by the Bank's internal resources. Accordingly, the Transaction is not expected to have any material impact on the assets and liabilities of the Bank.

Definitive Agreements

The Bank (or one or more of its Affiliates) will enter into (a) a definitive Share Subscription Agreement with AFH with respect to the subscription of the New AFH Shares and (b) a definitive Share Sale and Purchase Agreement with the Vendors with respect to the purchase of the Existing AFH Shares. AFH shall use its best endeavour to procure the Vendors to enter into the Share Sale and Purchase Agreement with the Bank (or one or more of its Affiliates).

Conditions

The Definitive Agreements will be conditional upon, among other things, the receipt of written approvals with respect to the Transaction from:

(a) the board of directors of AFH and the Board;

(b) the shareholders of AFH;

(c) Bank Negara Malaysia, the central bank of Malaysia;

(d) Securities Commission of Malaysia; and

(e) any other applicable regulatory authority in Malaysia, Hong Kong or elsewhere.

An announcement will be made by the Bank as soon as the Definitive Agreements have been entered into.

3. INFORMATION ON THE BANK

The Bank is a licensed bank incorporated and domiciled in Hong Kong. The principal activities of the Bank and its subsidiaries are the provision of banking and related financial services, and business, corporate and investor services.

4. INFORMATION ON AFH

AFH is a company incorporated in Malaysia and is regulated by the Bank Negara Malaysia, the central bank of Malaysia. It was listed on the main board of Bursa Malaysia Securities Berhad, the stock exchange of Malaysia, on 4th November, 1991. The principal activity of AFH is investment holding. The principal activities of its subsidiaries are commercial banking, hire purchase business, Islamic banking, investment banking, stock-broking, money broking, fund and unit trusts management. The principal activity of its jointly controlled entity and associate is underwriting of life insurance business and general insurance business respectively.

Based on the audited consolidated financial statements of AFH for the year ended 31st December, 2006 prepared under the Malaysian FRS, the net profits of AFH before and after taxation and zakat (an Islamic concept of tithing and alms on the Islamic banking business) but before minority interests were approximately RM314,411,000 (equivalent to approximately HK$716,857,000) and RM226,918,000 (equivalent to approximately HK$517,373,000) respectively. Based on the audited consolidated financial statements of AFH for the year ended 31st December, 2005 prepared under the Malaysian FRS, the net profits of AFH before and after taxation and zakat but before minority interests for the year ended 31st December, 2005 were approximately RM326,538,000 (equivalent to approximately HK$744,507,000) and RM251,538,000 (equivalent to approximately HK$573,507,000) respectively. The audited consolidated net asset value of AFH was approximately RM3,476,843,000 (equivalent to approximately HK$7,927,202,000) as at 31st December, 2006.

5. REASONS FOR AND BENEFITS OF THE TRANSACTION

The Transaction is in line with the business strategy of the Bank to grow its business organically through mergers and acquisitions as and when the Board sees appropriate. The Board believes that the investment in AFH will further strengthen the Bank's international markets and enhance the Bank's earnings in the future.

In connection with the Transaction, the Bank intends to enter into other collaborative agreements with AFH to enable their co-operation in the development and operation of AFH's banking business.

The Directors believe that, the Transaction is entered into on normal commercial terms and the terms of the Transaction are fair and reasonable and in the interest of the shareholders of the Bank as a whole.

6. GENERAL

The Transaction constitutes a discloseable transaction of the Bank under Chapter 14 of the Listing Rules.

To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, AFH and its ultimate beneficial owners, including the Vendors, are third parties independent of the Bank and the Bank's connected persons and are not connected persons of the Bank.

7. ADDITIONAL INFORMATION

Your attention is also drawn to the general information set out in the appendix to this Circular.

Yours faithfully,
For and on behalf of
The Bank of East Asia, Limited
Molly HO Kam-lan
Company Secretary

1. RESPONSIBILITY STATEMENT

This Circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Bank. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. INTERESTS OF DIRECTORS AND CHIEF EXECUTIVES

As at the Latest Practicable Date, the interests and short positions of the Directors and Chief Executives of the Bank in the shares, underlying shares and debentures of the Bank or any of its associated corporations (within the meaning of Part XV of the SFO) which were required (a) to be notified to the Bank and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); (b) to be entered into the register kept by the Bank pursuant to section 352 of the SFO; or (c) to be notified to the Bank and the Stock Exchange pursuant to the Model Code were as follows:

2.1 Interests in the Shares

Nature of interests/capacity in which such interests were held

Name of Director	Beneficial owner	Interests of spouse/ children	Interests of controlled corporation	Founder/ Beneficiary of discretionary trusts	Total [11]	Percentage of issued Shares
			Number of Shares *(Notes)*			
David LI Kwok-po	30,339,985	1,277,242	-	-	31,617,227 [1]	2.02
LI Fook-wo	1,235,804	-	-	30,655,378	31,891,182 [2]	2.04
WONG Chung-hin	46,810	344,131	-	-	390,941 [3]	0.02
LEE Shau-kee	647,985	-	1,000,000	-	1,647,985 [4]	0.11
Allan WONG Chi-yun	-	124	-	10,729,192	10,729,316 [5]	0.68
Aubrey LI Kwok-sing	23,391	16,107	-	30,655,378	30,694,876 [6]	1.96
Joseph PANG Yuk-wing	1,000,000	-	-	-	1,000,000	0.06
William MONG Man-wai	908,467	-	5,242,661	-	6,151,128 [7]	0.39
Winston LO Yau-lai	-	-	-	-	-	-
KHOO Kay-peng	-	-	1,023,494	-	1,023,494 [8]	0.07
Thomas KWOK Ping-kwong	-	-	-	-	-	-
Richard LI Tzar-kai	-	-	-	-	-	-
TAN Man-kou	-	-	-	-	-	-
Kenneth LO Chin-ming	-	-	-	-	-	-
Eric LI Fook-chuen	1,040,201	-	14,039,595	18,769,731	33,849,527 [9]	2.16
Stephen Charles LI Kwok-sze	11,432,260	456,545	-	1,875,800	13,764,605 [10]	0.88

Notes:

As at the Latest Practicable Date:

(1) David LI Kwok-po was the beneficial owner of 30,339,985 Shares and he was deemed to be interested in 1,277,242 Shares through the interests of his spouse, Penny POON Kam-chui.

(2) LI Fook-wo was the beneficial owner of 1,235,804 Shares. The remaining 30,655,378 Shares were held by The Fook Wo Trust, of which LI Fook-wo was the founder, but he had no influence on how the trustee exercises his discretion. The disclosure of these 30,655,378 Shares was made on a voluntary basis. Aubrey LI Kwok-sing was also interested in this same block of 30,655,378 Shares as one of the discretionary beneficiaries of the trust (please refer to note 6 below).

(3) WONG Chung-hin was the beneficial owner of 46,810 Shares and he was deemed to be interested in 344,131 Shares through the interests of his spouse, LAM Mei-lin.

(4) LEE Shau-kee was the beneficial owner of 647,985 Shares.

LEE Shau-kee was deemed to be interested in 1,000,000 Shares held through Superfun Enterprises Limited ("Superfun"). Superfun was wholly owned by The Hong Kong and China Gas Company Limited which was 38.47% held by Henderson Investment Limited which in turn was 67.94% held by Kingslee S.A., a wholly-owned subsidiary of Henderson Land Development Company Limited ("Henderson Land").

Henderson Land was 57.80% held by Henderson Development Limited ("Henderson Development"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of Henderson Development. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by LEE Shau-kee.

(5) Allan WONG Chi-yun was deemed to be interested in 124 Shares through the interests of his spouse, Margaret KWOK Chi-wai. He was also deemed to be interested in 10,729,192 Shares held by a discretionary trust, The Wong Chung Man 1984 Trust, of which Allan WONG Chi-yun was a founder.

(6) Aubrey LI Kwok-sing was the beneficial owner of 23,391 Shares and he was deemed to be interested in 16,107 Shares through the interests of his spouse, Elizabeth WOO. The remaining 30,655,378 Shares were held by The Fook Wo Trust, a discretionary trust in which Aubrey LI Kwok-sing was one of the discretionary beneficiaries. LI Fook-wo had also made disclosure in respect of the same block of 30,655,378 Shares as founder of the discretionary trust (please refer to note 2 above).

(7) William MONG Man-wai was the beneficial owner of 908,467 Shares. Of the remaining 5,242,661 Shares, (i) 4,502,798 Shares were held through Shun Hing Electronic Trading Co. Ltd., (ii) 668,323 Shares were held through Shun Hing Technology Co. Ltd., and (iii) 71,540 Shares were held through Shun Hing Advertising Co. Ltd. Such corporations are accustomed to act in accordance with the directions or instructions of William MONG Man-wai who is the chairman of these corporations.

(8) KHOO Kay-peng was deemed to be interested in 1,023,494 Shares which were held through Bonham Industries Limited, a company in which he held 99.9% of the issued capital.

(9) Eric LI Fook-chuen was the beneficial owner of 1,040,201 Shares, and 18,769,731 Shares were held by New Jerico Limited in the capacity of trustee of The Jerico Unit Trust. Eric LI Fook-chuen is the sole director of New Jerico Limited. All the units in The Jerico Unit Trust are held by The New Elico Trust, of which Eric LI Fook-chuen is the founder and a discretionary beneficiary. Eric LI Fook-chuen was also deemed to be interested in 14,039,595 Shares held by The Kowloon Dairy Limited of which he is the chairman and chief executive officer.

(10) Stephen Charles LI Kwok-sze was the beneficial owner of 11,432,260 Shares, and he was deemed to be interested in 456,545 Shares through the interests of his children under the age of 18. Of the remaining 1,875,800 Shares, (i) 1,720,800 Shares were held by a discretionary trust of which Stephen Charles LI Kwok-sze, his spouse and his children under the age of 18 were beneficiaries and (ii) 155,000 Shares were held by a discretionary trust of which his children under the age of 18 were beneficiaries.

(11) There was no duplication in arriving at the total interest.

(12) All the above interests represented long positions in the Shares and excluded those in the underlying Shares through Share Options or equity derivatives. Interests of the respective Directors set out in this subsection 2.1 need to be aggregated with (i) their interests in the underlying Shares through Share Options or equity derivatives of the Bank set out in subsection 2.2 below and (ii) their interests in the debentures of the Bank set out in subsection 2.3 below in order to give the total interests of the respective Directors in the Bank pursuant to the SFO or as otherwise notified to the Bank and the Stock Exchange pursuant to the Model Code.

2.2 *Interests in the underlying Shares of the Bank through Share Options or equity derivatives*

As at the Latest Practicable Date, details of the outstanding Share Options granted to the Directors under the Staff Share Option Scheme 2002 were as follows:

Name of Director	Date granted	Exercise price per Share	Exercisable period	Number of Shares over which Share Options are exercisable	Percentage of issued Shares
David LI Kwok-po	02/5/2003	HK$14.90	02/5/2004-02/5/2008	1,000,000	0.064%
	22/4/2004	HK$23.23	22/4/2005-22/4/2009	1,000,000	0.064%
	03/5/2005	HK$22.95	03/5/2006-03/5/2010	1,000,000	0.064%
	03/5/2006	HK$33.05	03/5/2007-03/5/2011	1,000,000	0.064%
				4,000,000	0.26%
Joseph PANG Yuk-wing	02/5/2003	HK$14.90	02/5/2004-02/5/2008	500,000	0.032%
	22/4/2004	HK$23.23	22/4/2005-22/4/2009	500,000	0.032%
	03/5/2005	HK$22.95	03/5/2006-03/5/2010	500,000	0.032%
	03/5/2006	HK$33.05	03/5/2007-03/5/2011	500,000	0.032%
				2,000,000	0.13%
Grand Total				**6,000,000**	**0.39%**

Notes:

As at the Latest Practicable Date:

(1) The Directors had personal interests in the relevant underlying Shares held through Share Options granted under the Staff Share Option Scheme 2002.

(2) All the above interests in Share Options represented long positions in the underlying Shares in respect of physically settled derivatives of the Bank. Interests of the respective Directors set out in this subsection 2.2 need to be aggregated with their interests in the Shares set out in subsection 2.1 above in order to give the total interests of the respective Directors in the Bank pursuant to the SFO or as otherwise notified to the Bank and the Stock Exchange pursuant to the Model Code.

The outstanding Share Options under the Staff Share Option Scheme 2002 vest over a period of one year (the "Vesting Period") following their respective original dates of grant and generally become exercisable as to 100% of the amount granted over a period of four years from the end of the Vesting Period, subject to further terms and conditions set out in the relevant offer letters and provisions of the Staff Share Option Scheme 2002. The scheme period of the Staff Share Option Scheme 2002 ended on 25th March, 2007.

2.3 Interests in debentures of the Bank

Name of Director	Capacity and nature	Amount of debentures
Richard LI Tzar-kai	Founder of discretionary trust(1)	US$4,000,000
	Founder of discretionary trust(1)	HK$50,000,000

Notes:

As at the Latest Practicable Date:

(1) These interests were held through a discretionary investment company, PCI Investment Management Limited, being a controlled corporation of two discretionary trusts, The Ocean Trust and The Starlite Trust, of which Richard LI Tzar-kai was the founder.

Save as disclosed in this Circular, as at the Latest Practicable Date, none of the Directors or Chief Executives of the Bank had any interests or short positions in any shares, underlying shares or debentures of the Bank or any of its associated corporations (as defined in Part XV of the SFO) which would be required: (a) to be notified to the Bank and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they would be taken or deemed to have under such provisions of the SFO); (b) to be entered in the register kept by the Bank pursuant to section 352 of the SFO; or (c) to be notified to the Bank and the Stock Exchange pursuant to the Model Code.

3. INTERESTS OF SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as is known to any Director or Chief Executive of the Bank, the following persons, not being a Director or Chief Executive of the Bank, had interests or short positions in the Shares and underlying Shares which would fall to be disclosed to the Bank under the provisions of Divisions 2 and 3 of Part XV of the SFO or, who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group or had any options in respect of such capital:

3.1 Interests in the Shares

Nature of interests/capacity in which such interests were held

Name of shareholder	Nature of interests	Number of Shares	Percentage of issued Shares
Silchester International Investors Limited	Investment manager	92,445,800[(1)]	5.9%

Note:

As at the Latest Practicable Date:

(1) All these interests represented long positions in the Shares and excluded those in the underlying Shares through Share Options or equity derivatives.

3.2 Interests in other members of the Group

Name of subsidiary	Name of shareholder	Number of shares held	Holding percentage
East Asia Secretaries (BVI) Limited	Essential Skill Management Limited	73,170,000 ordinary shares	24.4%
Blue Care JV (BVI) Holdings Limited	Bioworld Investments Limited	400,000 ordinary shares	20.0%

Save as disclosed in this Circular and so far as the Directors or Chief Executive of the Bank were aware, as at the Latest Practicable Date, there were no other persons (other than the Directors or Chief Executive of the Bank), who had interests or short positions in the Shares or underlying Shares which would fall to be disclosed to the Bank under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group or had any option in respect of such capital.

4. SERVICE CONTRACTS

Dr. The Hon. Sir David LI Kwok-po, Chairman and Chief Executive of the Bank, is employed as the Chief Executive of the Bank. His service contract is on a five-year term commencing on 1st April, 2004.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors had entered, or proposed to enter, into a service contract with any member of the Group, excluding contracts expiring or determinable by the Group within one year without payment of compensation (other than statutory compensation).

5. LITIGATION

As at the Latest Practicable Date, no member of the Group was engaged in any litigation or arbitration of material importance and no litigation or claim of material importance was known to the Directors to be pending or threatened by or against any member of the Group.

6. DIRECTOR'S INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors and their respective associates were interested in any business apart from the Bank's business that competes or is likely to compete, either directly or indirectly, with the Bank's business.

7. MISCELLANEOUS

(a) The qualified accountant of the Bank is Mr. Daniel Wan Yim-keung. Mr. Wan is a fellow of both The Hong Kong Institute of Certified Public Accountants ("FCPA") and The Chartered Association of Certified Accountants ("FCCA").

(b) The secretary of the Bank is Ms. Molly Ho Kam-lan. Ms. Ho is a fellow of both The Hong Kong Institute of Chartered Secretaries and The Institute of Chartered Secretaries and Administrators.

(c) The registered office of the Bank is situated at 10 Des Voeux Road Central, Hong Kong.

(d) The share registrar of the Bank is Standard Registrars Limited located at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong.

(e) The English text of this Circular shall prevail over the Chinese text.

4. 服務合約

本行主席兼行政總裁李國寶爵士受聘為本行的行政總裁，服務合約為期5年，由2004年4月1日起生效。

除上文所披露者外，於最後實際可行日期，各董事概無與本集團任何成員公司訂立或建議訂立任何服務合約，惟於一年內屆滿或本集團可於一年內免付賠償（法定賠償除外）而予以終止之合約除外。

5. 訴訟

於最後實際可行日期，本集團成員公司概無涉及任何重大訴訟或仲裁。據董事所知，本集團任何成員公司亦無待決或面臨或遭提出任何重大訴訟或申索。

6. 董事於競爭業務的權益

於最後實際可行日期，除本行業務外，各董事及彼等各自之聯繫人概無擁有其他直接或間接與本行的業務構成競爭或可能構成競爭之任何業務的權益。

7. 其他事項

(a) 本行的合資格會計師為尹熖強先生。尹先生為香港會計師公會資深會員（「FCPA」）及英國特許公認會計師公會資深會員（「FCCA」）。

(b) 本行的秘書為何金蘭小姐。何小姐為香港特許秘書公會及特許秘書及行政人員公會之資深會員。

(c) 本行的註冊辦事處位於香港德輔道中10號。

(d) 本行的股份登記處為標準証券登記有限公司，地址為香港皇后大道東28號金鐘匯中心26樓。

(e) 本通函中、英文本之間如有歧義，概以英文本為準。

3. 主要股東的權益

於最後實際可行日期，據本行任何董事或行政總裁所知，以下非本行董事或行政總裁之人士於股份及相關股份中，擁有根據《證券及期貨條例》第XV部第2及3分部須向本行披露的權益或淡倉，或直接或間接擁有附帶權利可在所有情況下於本集團任何成員公司股東大會表決的任何類別股本面值百分之十或以上權益或擁有該等股本的任何認股權。

3.1 對股份具有之權益

權益性質／及據此持有該等權益的身份

股東名稱	**權益性質**	**股份數目**	**佔已發行股份百分比**
Silchester International Investors Limited	投資經理	92,445,800 (1)	5.9%

附註：

於最後實際可行日期：

(1) 全部該等權益指於股份的好倉，惟不包括通過認股權或股本衍生工具對相關股份具有的權益。

3.2 對本集團其他成員公司具有之權益

附屬公司名稱	**股東名稱**	**持有股份數目**	**持股百分比**
East Asia Secretaries (BVI) Limited	Essential Skill Management Limited	73,170,000 股普通股	24.4%
Blue Care JV (BVI) Holdings Limited	Bioworld Investments Limited	400,000 股普通股	20.0%

除本通函所披露者外，據本行董事或行政總裁所知，於最後實際可行日期，概無任何非本行董事或行政總裁之人士於股份或相關股份中，擁有根據《證券及期貨條例》第XV部第2及3分部須向本行披露的權益或淡倉，或直接或間接擁有附帶權利可在所有情況下於本集團任何成員公司股東大會表決的任何類別股本面值10%或以上權益或擁有該等股本的任何認股權。

在有關要約函件所載其他條款及條件以及僱員認股計劃2002條文的規限下，根據僱員認股計劃2002授出而尚未行使的認股權，於彼等各自原本的授出日期起計一年內歸屬(「歸屬期」)，並且一般而言，所授出認股權的100%可於歸屬期結束後四年期間可予以行使。僱員認股計劃2002的計劃期已於2007年3月25日結束。

2.3 對本行債權證具有之權益

董事姓名	身份及性質	債權證數額
李澤楷	酌情信託的成立人[1]	4,000,000美元
	酌情信託的成立人[1]	港幣50,000,000元

附註：

於最後實際可行日期：

(1) 此等權益乃透過一家酌情投資公司－盈保投資管理有限公司(「盈保投資」)持有。盈保投資乃兩個酌情信託－The Ocean Trust 及The Starlite Trust的受控公司，而李澤楷為該兩個酌情信託的成立人。

除本通函所披露者外，於最後實際可行日期，概無本行董事或行政總裁於本行或其任何相聯法團(定義見《證券及期貨條例》第XV部)的股份、相關股份或債權證中擁有(a)根據《證券及期貨條例》第XV部第7及8分部須知會本行及聯交所的權益或淡倉(包括根據《證券及期貨條例》該等條文彼等被視作或當作擁有的權益及淡倉)；(b)根據《證券及期貨條例》第352條須記入由本行存置的登記冊的權益或淡倉；或(c)根據標準守則須知會本行及聯交所的權益或淡倉。

(11) 於計算權益總額時並無重複計算。

(12) 上述全部權益指於股份的好倉，不包括透過認股權或股本衍生工具的相關股份。此分節2.1所載各董事的權益須與(i)下文分節2.2所載彼等透過本行的認股權或股本衍生工具對相關股份具有的權益及(ii)下文分節2.3所載彼等對本行債權證具有的權益合併計算，以得出本行各董事根據《證券及期貨條例》或根據標準守則知會本行及聯交所的權益總額。

2.2 透過認股權或股本衍生工具對本行相關股份具有的權益

於最後實際可行日期，根據僱員認股計劃2002授予董事的認股權中尚未行使者詳情如下：

董事姓名	授予日期	每股行使價	可行使期	可行使認股權所涉股份數目	佔已發行股份百分比
李國寶	02/5/2003	港幣14.90元	02/5/2004－02/5/2008	1,000,000	0.064%
	22/4/2004	港幣23.23元	22/4/2005－22/4/2009	1,000,000	0.064%
	03/5/2005	港幣22.95元	03/5/2006－03/5/2010	1,000,000	0.064%
	03/5/2006	港幣33.05元	03/5/2007－03/5/2011	1,000,000	0.064%
				4,000,000	0.26%
彭玉榮	02/5/2003	港幣14.90元	02/5/2004－02/5/2008	500,000	0.032%
	22/4/2004	港幣23.23元	22/4/2005－22/4/2009	500,000	0.032%
	03/5/2005	港幣22.95元	03/5/2006－03/5/2010	500,000	0.032%
	03/5/2006	港幣33.05元	03/5/2007－03/5/2011	500,000	0.032%
				2,000,000	0.13%
總計				**6,000,000**	**0.39%**

附註：

於最後實際可行日期：

(1) 各董事對通過僱員認股計劃2002所授予的認股權持有的有關相關股份擁有個人權益。

(2) 上述對認股權具有之全部權益指於本行以實物結算衍生工具的相關股份的好倉。此分節2.2所載各董事的權益須與上文分節2.1所載彼等對股份具有的權益合併計算，以得出本行各董事根據《證券及期貨條例》或根據標準守則知會本行及聯交所的權益總額。

附註：

於最後實際可行日期：

(1) 李國寶為30,339,985股的實益擁有人。由於其配偶潘金翠擁有1,277,242股之權益，他亦被視為擁有該等股份。

(2) 李福和為1,235,804股的實益擁有人。The Fook Wo Trust持有餘下之30,655,378股，李福和為該信託的成立人，惟他不可以影響受託人如何行使其酌情權。披露該等30,655,378股出於自願性質。李國星作為該信託其中一位酌情受益人，亦擁有該30,655,378股的權益（請參閱下列附註6）。

(3) 黃頌顯為46,810股的實益擁有人。由於其配偶林美蓮擁有344,131股之權益，他亦被視為擁有該等股份。

(4) 李兆基為647,985股的實益擁有人。

李兆基被視為擁有由Superfun Enterprises Limited（「Superfun」）持有之1,000,000股。香港中華煤氣有限公司（「中華煤氣」）全資擁有Superfun。由Kingslee S.A.持有67.94%股權的恒基兆業發展有限公司持有中華煤氣38.47%股權，而Kingslee S.A.是恒基兆業地產有限公司（「恒基地產」）的全資附屬公司。

恒基兆業有限公司（「恒基兆業」）持有恒基地產57.80%股權。Hopkins (Cayman) Limited（「Hopkins」），作為一個單位信託（「該單位信託」）的受託人，擁有恒基兆業的全部已發行普通股股份。Rimmer (Cayman) Limited（「Rimmer」）及Riddick (Cayman) Limited（「Riddick」）分別為不同全權信託的受託人，持有該單位信託的單位。李兆基擁有Hopkins、Rimmer及Riddick的全部已發行股份。

(5) 由於其配偶郭志蕙擁有124股之權益，黃子欣被視為擁有該等股份。由於黃子欣為一個酌情信託The Wong Chung Man 1984 Trust的成立人，他亦被視為擁有該酌情信託所持有的10,729,192股。

(6) 李國星為23,391股的實益擁有人。由於其配偶吳伊莉擁有16,107股之權益，他亦被視為擁有該等股份。The Fook Wo Trust持有餘下之30,655,378股，李國星為該酌情信託的其中一位酌情受益人。李福和作為該酌情信託的成立人，亦已就該等30,655,378股作出披露（請參閱上列附註2）。

(7) 蒙民偉為908,467股的實益擁有人。餘下的5,242,661股當中：(i)信興電器貿易有限公司持有4,502,798股；(ii)信興科技有限公司持有668,323股；及(iii)信興廣告有限公司持有71,540股。蒙民偉為該等法團的主席。該等法團慣於按照蒙民偉的指令或指示行事。

(8) 由於邱繼炳擁有Bonham Industries Limited 99.9%已發行股份，他被視為擁有該公司持有之1,023,494股。

(9) 李福全為1,040,201股的實益擁有人。New Jerico Limited以The Jerico Unit Trust的受託人身份持有18,769,731股，李福全是New Jerico Limited的唯一董事。The Jerico Unit Trust的全部單位均由The New Elico Trust持有，而李福全為The New Elico Trust的成立人及一位酌情受益人。他亦被視為擁有由九龍維記牛奶有限公司持有的14,039,595股股份，李福全為該公司的主席兼行政總裁。

(10) 李國仕為11,432,260股的實益擁有人。他亦被視為擁有由其18歲以下子女持有的456,545股。餘下的1,875,800股當中：(i)一個酌情信託持有1,720,800股，而李國仕、其配偶及其18歲以下子女為該酌情信託的受益人；及(ii)另一個酌情信託持有155,000股，而李國仕的18歲以下子女為該酌情信託的受益人。

1. 責任聲明

本通函所載的資料乃遵照《上市規則》而編撰，旨在提供有關本行的資料。董事就本通函所載有關資料的準確性共同及分別地承擔全部責任，且在作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏其他事實，致使本通函所載任何聲明有所誤導。

2. 董事及行政總裁的權益

於最後實際可行日期，本行各董事及行政總裁於本行或其任何相聯法團（定義見《證券及期貨條例》第XV部）的股份、相關股份及債權證中擁有(a)根據《證券及期貨條例》第XV部第7及8分部須知會本行及聯交所的權益及淡倉（包括根據《證券及期貨條例》該等條文彼等被視作或當作擁有的權益及淡倉）；(b)根據《證券及期貨條例》第352條須記入由本行存置的登記冊的權益及淡倉；或(c)根據標準守則須知會本行及聯交所的權益及淡倉如下：

2.1 於股份的權益

權益性質／及據此持有該等權益的身份

董事姓名	實益擁有人	配偶／子女的權益	受控法團的權益	酌情信託成立人／受益人	總數[11]	佔已發行股份的百分比
	股份數目（*附註*）					
李國寶	30,339,985	1,277,242	–	–	31,617,227[1]	2.02
李福和	1,235,804	–	–	30,655,378	31,891,182[2]	2.04
黃頌顯	46,810	344,131	–	–	390,941[3]	0.02
李兆基	647,985	–	1,000,000	–	1,647,985[4]	0.11
黃子欣	–	124	–	10,729,192	10,729,316[5]	0.68
李國星	23,391	16,107	–	30,655,378	30,694,876[6]	1.96
彭玉榮	1,000,000	–	–	–	1,000,000	0.06
蒙民偉	908,467	–	5,242,661	–	6,151,128[7]	0.39
羅友禮	–	–	–	–	–	–
邱繼炳	–	–	1,023,494	–	1,023,494[8]	0.07
郭炳江	–	–	–	–	–	–
李澤楷	–	–	–	–	–	–
陳文裘	–	–	–	–	–	–
駱錦明	–	–	–	–	–	–
李福全	1,040,201	–	14,039,595	18,769,731	33,849,527[9]	2.16
李國仕	11,432,260	456,545	–	1,875,800	13,764,605[10]	0.88

5. 進行交易的理由及裨益

此項交易符合本行的業務策略，亦即在董事會認為合適的時機，透過合併及收購有計劃地促進業務增長。董事會相信，投資AFH將進一步壯大本行的國際市場，並提升本行日後的盈利。

就此項交易而言，本行擬與AFH訂立其他合作協議，令雙方可合作發展並經營AFH的銀行業務。

董事認為，此項交易乃按正常商業條款訂立，而交易的條款誠屬公平合理，符合本行整體股東的利益。

6. 一般資料

根據《上市規則》第14章，此項交易構成本行一項須予披露交易。

據董事作出一切合理查詢後所深知、獲悉及確信，AFH及其最終實益擁有人（包括賣方）為獨立於本行及本行關連人士的第三方，亦不是本行的關連人士。

7. 其他資料

謹請閣下同時垂注本通函附錄載列的一般資料。

此　致

列位股東　台照

東亞銀行有限公司
公司秘書
何金蘭　謹啟

2007年5月15日

條件

最終協議將取決於多項條件，當中包括須就交易徵得以下各方的書面批准，方可作實：

(a) AFH的董事會及本行董事會；

(b) AFH的股東；

(c) 馬來西亞中央銀行Bank Negara Malaysia；

(d) 馬來西亞證券委員會；及

(e) 馬來西亞、香港或其他地方的任何其他適用監管機關。

本行將在訂立最終協議後盡快作出公告。

3. 本行的資料

本行是在香港註冊成立和營業的持牌銀行。本行及其附屬公司的主要業務為提供銀行及有關金融服務，以及商務、企業及投資者服務。

4. AFH的資料

AFH是一家於馬來西亞註冊成立的公司，並受馬來西亞中央銀行監管。AFH於1991年11月4日在Bursa Malaysia Securities Berhad（馬來西亞證券交易所）主板上市。AFH的主要業務是投資控股，其附屬公司的主要業務則是商業銀行、租購業務、伊斯蘭銀行、投資銀行、證券市場經紀、貨幣市場經紀、基金及單位信託管理。AFH共同控制實體及聯營公司的主要業務分別是承保人壽保險業務及一般保險業務。

根據AFH按馬來西亞財務報告準則編製的截至2006年12月31日止年度經審核綜合財務報表，AFH的除稅及天課（伊斯蘭教概念，指伊斯蘭銀行業務的什一稅及救濟金）之前及除稅及天課之後但除少數股東權益之前的純利分別約為馬幣314,411,000元（折合約港幣716,857,000元）及馬幣226,918,000元（折合約港幣517,373,000元）。根據AFH按馬來西亞財務報告準則編製的截至2005年12月31日止年度經審核綜合財務報表，AFH於截至2005年12月31日止年度的除稅及天課之前及除稅及天課之後但除少數股東權益之前的純利分別約為馬幣326,538,000元（折合約港幣744,507,000元）及馬幣251,538,000元（折合約港幣573,507,000元）。AFH於2006年12月31日的經審核綜合資產淨值約為馬幣3,476,843,000元（折合約港幣7,927,202,000元）。

2. 協議

日期： 2007年4月24日

訂約方： (1) 本行
(2) AFH

據董事作出一切合理查詢後所深知、獲悉及確信，AFH及其最終實益擁有人（包括賣方）為獨立於本行及本行關連人士的第三方，亦不是本行的關連人士。

認購及收購AFH股份

根據協議，本行（或本行一家或多家聯屬公司）將認購AFH將發行的新AFH股份及向賣方收購現有AFH股份。本行（或本行一家或多家聯屬公司）將與AFH有關股東磋商出售現有AFH股份予本行，因此，賣方的身份尚未確定。

待交易完成後，本行（或本行一家或多家聯屬公司）將擁有AFH經擴大股本約25%的權益。

發行及收購價

本行（或本行一家或多家聯屬公司）須支付的每股新AFH股份的認購價及每股現有AFH股份的收購價均應相等於以下數額中較高者：(a)每股AFH股份有形資產淨值的1.3倍；或(b)每股AFH股份的面值。

每股新AFH股份的認購價及每股現有AFH股份的收購價的定價公式乃本行及AFH經參考每股AFH股份有形資產淨值及每股AFH股份的面值，按公平基準釐定。由於本行將予認購及收購的AFH股份的實際百分比尚未決定，本行在交易中須支付的實際代價金額尚未定案。本行在交易中須支付代價金額估計約為港幣1,863,000,000元。

新AFH股份的認購價及現有AFH股份的收購價的付款條款將分別由股份認購協議及股份買賣協議的有關訂約方協定。本行在交易中須支付的代價將以內部資源撥付。因此，預期交易不會對本行的資產和負債產生任何重大影響。

最終協議

本行（或本行一家或多家聯屬公司）(a)將與AFH就認購新AFH股份訂立最終的股份認購協議；及(b)將與賣方就收購現有AFH股份訂立最終的股份買賣協議。AFH將盡最大努力促使賣方與本行（或本行一家或多家聯屬公司）訂立股份買賣協議。

東亞銀行有限公司

(1918年在香港註冊成立之有限公司)

執行董事:
李國寶爵士*(主席兼行政總裁)*
彭玉榮先生*(副行政總裁)*

註冊辦事處:
香港
德輔道中10號

非執行董事:
李福和博士
李國星先生
蒙民偉博士
丹斯里邱繼炳博士
李澤楷先生
李福全先生
李國仕先生

獨立非執行董事:
黃頌顯先生
李兆基博士
黃子欣博士
羅友禮先生
郭炳江先生
陳文裘先生
駱錦明先生

敬啟者:

須予披露交易
投資AFH

1. 緒言

茲提述本行於2007年4月24日刊登與交易有關之公佈。

於2007年4月24日,本行就其投資AFH與AFH訂立協議。根據協議,本行(或本行一家或多家聯屬公司)將認購AFH將發行的新AFH股份及向賣方收購現有AFH股份。待交易完成後,本行(或本行一家或多家聯屬公司)將擁有AFH經擴大股本約25%的權益。

根據《上市規則》第14章,此項交易構成本行一項須予披露交易。本通函旨在為股東提供有關交易的進一步詳情。

「股份認購協議」	指	本行(或本行一家或多家聯屬公司)與AFH就發行、配發及認購新AFH股份將予訂立的最終股份認購協議
「股東」	指	於香港名列本行股東名冊的股份持有人
「認股權」	指	根據僱員認股計劃2002授出的認股權,持有人憑此可認購股份
「股份」	指	本行每股面值港幣2.50元(或其他不時適用的面值)的已繳足普通股
「僱員認股計劃2002」	指	本行於2002年3月26日舉行的股東周年常會上採納,為本集團的僱員而設的僱員認股計劃2002
「聯交所」	指	香港聯合交易所有限公司
「附屬公司」	指	具有香港法例第32章《公司條例》第2(4)條賦予的涵義
「交易」	指	協議項下擬進行的各項交易
「賣方」	指	持有現有AFH股份的有關股東
「%」	指	百分比

馬幣兑港幣乃以馬幣1元兑港幣2.28元的匯率進行折算,惟匯率僅供參考,並不表示該金額已經或可以按該匯率折算。

「經擴大股本」	指	AFH的經擴大股本，經計入新AFH股份（包括根據股份認購協議將予發行及配發的新AFH股份）的發行及配發，並假設AFH發行的所有未行使購股權及認股權證已行使，以及所有其他可兑換為新AFH股份的未行使可換股證券（如有）已兑換
「現有AFH股份」	指	目前由賣方持有，而將由本行（或本行一家或多家聯屬公司）根據股份買賣協議收購的有關現有AFH股份
「本集團」	指	本行及其附屬公司
「港幣」	指	香港法定貨幣香港元
「香港」	指	中華人民共和國香港特別行政區
「最後實際可行日期」	指	2007年5月9日，即本通函付印前，確定其中若干資料的最後實際可行日期
「《上市規則》」	指	當其時生效的《聯交所證券上市規則》
「馬來西亞財務報告準則」	指	馬來西亞會計標準委員會頒佈的財務報告準則
「標準守則」	指	《上市規則》的上市發行人董事進行證券交易的標準守則
「新AFH股份」	指	AFH根據股份認購協議將向本行（或本行一家或多家聯屬公司）配發及發行的新AFH股份
「每股AFH股份有形資產淨值」	指	相等於根據AFH截至2006年12月31日止年度的經審核綜合財務報表計算的綜合資產淨值減商譽除以2006年12月31日已發行及繳足AFH股份總數的數額
「馬幣」	指	馬來西亞法定貨幣馬來西亞林吉特
「《證券及期貨條例》」	指	香港法例第571章《證券及期貨條例》
「股份買賣協議」	指	本行（或本行一家或多家聯屬公司）與賣方就買賣現有AFH股份將予訂立的最終股份買賣協議

本通函內,除按文意另有所指外,下列詞語的涵義如下:

「聯屬公司」	指	就一間公司而言,指受該公司控制的任何公司、控制該公司的任何公司或與該公司共同受一方控制的任何公司,並包括(i)首述公司的關連公司;及(ii)首述公司連同其關連公司直接或間接持有20%或以上有投票權股本權益的任何公司
「AFH」	指	AFFIN Holdings Berhad,是一家於馬來西亞註冊成立的公司,其普通股於Bursa Malaysia Securities Berhad(馬來西亞證券交易所)主板上市
「AFH股份」	指	AFH股本中每股面值馬幣1.00元的普通股
「協議」	指	本行與AFH於2007年4月24日訂立,關於本行投資AFH的具法律約束力的協議
「本行」	指	東亞銀行有限公司,是一家於香港註冊成立的公司,其普通股於聯交所主板上市
「董事會」	指	本行的董事會或其正式授權的委員會
「主席」	指	本行的主席
「行政總裁」	指	本行的行政總裁
「本通函」	指	有關交易的本通函
「交易完成」	指	有關訂約方將分別於股份認購協議及股份買賣協議中協定的發行、配發及認購新AFH股份及買賣現有AFH股份的交易完成
「關連人士」	指	具有《上市規則》賦予的涵義
「控制」	指	就一間公司而言,指直接或間接擁有權力,可主導或促成主導該公司的管理或政策
「最終協議」	指	股份認購協議及股份買賣協議
「董事」	指	本行的董事

目　錄

頁次

此乃要件　請即處理

閣下如對本通函任何方面或對　閣下應採取的行動**有任何疑問**，應諮詢持牌證券商或註冊證券機構、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已出售或轉讓名下所有東亞銀行有限公司的股份，應立即將本通函送交買主或承讓人，或經手買賣或轉讓的銀行、持牌證券商或註冊證券機構或其他代理人，以便轉交買主或承讓人。

BEA東亞銀行

東亞銀行有限公司

(1918年在香港註冊成立之有限公司)

(股份代號：23)

須予披露交易
投資AFH

董事會函件載於本通函第4頁至第7頁。

2007年5月15日

The Bank of East Asia, Limited

Interim Report 2007

(Stock Code: 23)



(Incorporated in Hong Kong with limited liability in 1918)
(Stock Code: 23)

Interim Report 2007

INTERIM RESULTS

The Directors of The Bank of East Asia, Limited ("BEA") are pleased to announce the unaudited results[a] of the Bank and its subsidiaries (the "Group") for the six months ended 30th June, 2007. The interim financial report is prepared on a basis consistent with the accounting policies and methods adopted in the 2006 audited accounts. The interim financial report is unaudited, but has been reviewed by KPMG, in accordance with Hong Kong Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). KPMG's independent review report to the Board of Directors is included on page 35.

1. Consolidated Profit and Loss Account

	6 months ended 30/6/2007	6 months ended 30/6/2006 Restated	6 months ended 31/12/2006 Restated
	HK$'000	HK$'000	HK$'000
Interest income	8,210,401	6,471,704	7,576,840
Interest expense	(5,448,142)	(4,103,482)	(4,946,262)
Net interest income	2,762,259	2,368,222	2,630,578
Fee and commission income	1,168,372	902,888	995,995
Fee and commission expense	(211,242)	(127,335)	(160,810)
Net fee and commission	957,130	775,553	835,185
Net trading profits	395,708	71,583	519,063
Net result from financial instruments designated at fair value through profit or loss	161,034	175,378	(64,852)
Other operating income	201,634	153,772	99,830
Non-interest Income	1,715,506	1,176,286	1,389,226
Operating income	4,477,765	3,544,508	4,019,804
Operating expenses	(2,178,836)	(1,636,734)	(1,828,626)
Operating profit before impairment losses	2,298,929	1,907,774	2,191,178
Impairment losses on loans and advances	(136,780)	(154,668)	(89,180)
Write back of impairment losses on held-to-maturity investments	—	12,828	144
Write back of impairment losses on associates	—	3,779	20,781
Impairment losses on goodwill	—	(23,698)	—
Write back of impairment losses on bank premises	116,451	10,915	16,766
Impairment losses	(20,329)	(150,844)	(51,489)
Operating profit after impairment losses	2,278,600	1,756,930	2,139,689
Net (loss)/profit on sale of held-to-maturity investments	—	(444)	427
Net profit on sale of available-for-sale financial assets	77,764	3,390	46,608
Net profit on sale of subsidiaries/associates	319	1,330	186
Net loss on sale of fixed assets	(1,526)	(3,964)	(4,309)
Valuation gains on investment properties	20,913	40,478	97,299
Share of profits less losses of associates	51,670	47,754	134,820
Profit for the period before taxation	2,427,740	1,845,474	2,414,720
Income tax			
Current tax[c]			
— Hong Kong	(259,084)	(175,971)	(310,884)
— Overseas	(149,340)	(99,603)	(129,688)
Deferred tax	(108,488)	21,552	(79,982)
Profit for the period after taxation	1,910,828	1,591,452	1,894,166
Attributable to:			
Equity holders of the Group	1,877,166	1,565,334	1,869,177
Minority interests	33,662	26,118	24,989
Profit after taxation	1,910,828	1,591,452	1,894,166
Profit for the Bank	1,285,299	1,317,809	1,700,808
Proposed dividends	752,826	661,067	1,596,646

	6 months ended 30/6/2007	6 months ended 30/6/2006 Restated	6 months ended 31/12/2006 Restated
	HK$	HK$	HK$
Per share			
— Basic earnings[d]	1.20	1.03	1.21
— Diluted earnings[d]	1.20	1.02	1.20
— Dividends	0.48	0.43	1.03

2. Consolidated Balance Sheet

	30/6/2007	30/6/2006	31/12/2006
	HK$'000	HK$'000	HK$'000
ASSETS			
Cash and balances with banks and other financial institutions	8,268,226	4,656,612	8,317,746
Placements with banks and other financial institutions	72,346,977	60,104,309	66,864,045
Trade bills	679,038	515,862	620,463
Trading assets	4,936,517	2,780,100	2,937,534
Financial assets designated at fair value through profit or loss	9,606,042	8,393,781	8,643,479
Advances to customers and other accounts	214,279,316	155,363,188	175,096,666
Available-for-sale financial assets	12,520,142	9,722,885	12,002,197
Held-to-maturity investments	10,619,474	12,733,752	10,249,359
Investments in associates	1,128,361	921,424	1,076,738
Fixed assets	6,154,794	5,515,085	5,749,605
— Investment properties	1,387,676	949,146	1,288,541
— Other property and equipment	4,767,118	4,565,939	4,461,064
Goodwill and intangible assets	2,649,658	2,583,500	2,605,316
Deferred tax assets	25,482	47,034	39,169
Total Assets	343,214,027	263,337,532	294,202,317
EQUITY AND LIABILITIES			
Deposits and balances of banks and other financial institutions	43,493,660	19,490,905	31,959,182
Deposits from customers	230,798,646	192,727,638	209,524,220
— Demand deposits and current accounts	17,560,765	12,328,246	15,130,231
— Savings deposit	45,162,119	38,526,992	43,644,321
— Time, call and notice deposits	168,075,762	141,872,400	150,749,668
Trading liabilities	1,707,331	1,567,047	942,595
Certificates of deposit issued	10,050,099	9,043,977	6,998,407
— At fair value through profit or loss	7,026,991	2,707,710	1,943,951
— At amortised cost	3,023,108	6,336,267	5,054,456
Current taxation	495,452	388,413	334,097
Deferred tax liabilities	677,620	466,015	598,118
Other accounts and provisions	14,088,565	6,111,510	8,046,654
Loan capital	13,548,240	8,026,326	8,154,315
— At fair value through profit or loss	8,864,443	4,149,058	4,288,824
— At amortised cost	4,683,797	3,877,268	3,865,491
Total Liabilities	314,859,613	237,821,831	266,557,588
Share capital	3,920,971	3,843,413	3,875,355
Reserves	24,180,675	21,372,893	23,387,599
Total equity attributable to equity holders of the Group	28,101,646	25,216,306	27,262,954
Minority interests	252,768	299,395	381,775
Total Equity	28,354,414	25,515,701	27,644,729
Total Equity and Liabilities	343,214,027	263,337,532	294,202,317

3. Consolidated Summary Statement of Changes in Equity

	6 months ended 30/6/2007	6 months ended 30/6/2006
	HK$'000	HK$'000
Total equity as at 1st January	27,644,729	24,404,528
Net (loss)/income recognised directly in equity		
(Recognition)/release of net deferred tax liabilities on		
— Revaluation reserve on bank premises	(3,363)	(1,148)
— Investment revaluation reserve on available-for-sale financial assets	17,843	(52,457)
Revaluation surplus on bank premises transferred to investment properties	18,365	10,102
Capital reserve on share-based transactions	12,009	11,703
Reversal upon disposal of available-for-sale financial assets	(30,239)	2,076
Changes in fair value of available-for-sale financial assets	(222,128)	184,153
Exchange and other adjustments	107,471	57,279
	(100,042)	211,708
Net profit for the period		
Attributable to:		
Equity holders of the Group	1,877,166	1,565,334
Minority interests	33,662	26,118
	1,910,828	1,591,452
Total recognised income and expenses for the period (of which HK$33,662,000 (six months ended 30th June 2006: HK$26,118,000) is attributable to minority interests)	1,810,786	1,803,160
Dividends paid during the period	(1,599,510)	(1,410,856)
Movements in shareholders' equity arising from capital transactions with equity holders of the Group:		
Shares issued under Staff Share Option Schemes	113,770	281,350
Shares issued in lieu of dividends	548,567	371,906
Capital fee	(99)	(132)
	662,238	653,124
Movements in minority interests		
Acquisition of subsidiaries	1	2,698
Decrease in shareholding	(14,634)	—
Share of revaluation surplus of available-for-sale financial assets	(149,196)	63,047
	(163,829)	65,745
Balance as at 30th June	28,354,414	25,515,701

4. Condensed Consolidated Cash Flow Statement

	6 months ended 30/6/2007	6 months ended 30/6/2006
	HK$'000	HK$'000
Cash (used in)/generated from operations	(5,714,023)	13,785,812
Tax paid	(248,255)	(154,741)
Net cash (used in)/generated from operating activities	(5,962,278)	13,631,071
Net cash used in investing activities	(622,441)	(1,796,063)
Net cash generated from financing activities	7,069,345	999,295
Net increase in cash and cash equivalents	484,626	12,834,303
CASH AND CASH EQUIVALENTS AT 1ST JANUARY	76,708,949	52,283,962
CASH AND CASH EQUIVALENTS AT 30TH JUNE	77,193,575	65,118,265
Cash flows from operating activities included:		
Interest received	7,988,696	6,473,155
Interest paid	5,177,910	4,098,870
Dividend received	36,850	19,220

Notes:

(a) The financial information set out in this interim report does not constitute the Group's statutory accounts for the year ended 31st December, 2006 but, except as disclosed in (b) below, there is no material change as compared to those accounts, nor for the six months ended 30th June, 2007. The statutory accounts for the year ended 31st December, 2006 are available from the Bank's registered office. The auditors have expressed an unqualified opinion on those accounts in their report dated 8th February, 2007.

(b) Change in presentation — Hong Kong Accounting Standard 1 "Presentation of Financial Statements"

With effect from 2007 reporting, interest income and expense from trading financial assets and liabilities and financial instruments designated at fair value are reported under "Interest income" and "Interest expense" instead of "Net trading profits" and "Net result from financial instruments designated at fair value through profit or loss" respectively as in previous year. The change has been made principally to match the interest expense arising from non-trading liabilities that fund the trading book with the interest income from trading assets. This also facilitates the comparison of the Bank's net interest income and net interest margin with many peer banks in Hong Kong.

Comparative figures have been reclassified to conform with the current year's presentation as follows:

	Six months ended 30/6/2006		
	As previously reported	Increase/(decrease) in the profit for the period	As restated
	HK$'000	HK$'000	HK$'000
Interest income	5,900,286	571,418	6,471,704
Interest expense	(3,591,983)	(511,499)	(4,103,482)
Net interest income	2,308,303	59,919	2,368,222
Net trading profits	73,987	(2,404)	71,583
Net result from financial instruments designated at fair value through profit or loss	232,893	(57,515)	175,378

	Six months ended 31/12/2006		
	As previously reported	Increase/(decrease) in the profit for the period	As restated
	HK$'000	HK$'000	HK$'000
Interest income	6,965,307	611,533	7,576,840
Interest expense	(4,407,975)	(538,287)	(4,946,262)
Net interest income	2,557,332	73,246	2,630,578
Net trading profits	512,173	6,890	519,063
Net result from financial instruments designated at fair value through profit or loss	15,284	(80,136)	(64,852)

(c) The provision for Hong Kong profits tax is calculated at 17.5% of the estimated assessable profits for the six months ended 30th June, 2007. Taxation for overseas subsidiaries is charged at the appropriate current rates of taxation ruling in the relevant countries.

(d) (i) The calculation of basic earnings per share is based on earnings of HK$1,877,166,000 (six months ended 30th June, 2006: HK$1,565,334,000) and on the weighted average of 1,558,501,265 (six months ended 30th June, 2006: 1,523,266,272) ordinary shares outstanding during the six months ended 30th June, 2007.

(ii) The calculation of diluted earnings per share is based on earnings of HK$1,877,166,000 (six months ended 30th June, 2006: HK$1,565,334,000) and on 1,568,898,743 (six months ended 30th June, 2006: 1,531,440,619) ordinary shares, being the weighted average number of ordinary shares outstanding during the six months ended 30th June, 2007, adjusted for the effects of all dilutive potential shares.

5. Interest Income

	6 months ended 30/6/2007	6 months ended 30/6/2006 Restated	6 months ended 31/12/2006 Restated
	HK$'000	HK$'000	HK$'000
Listed securities classified as held-to-maturity and available-for-sale	74,278	57,949	62,211
Trading assets			
— listed	1,484	834	778
— unlisted	20,605	24,598	8,400
Interest rate swaps	268,146	293,135	363,836
Financial assets designated at fair value through profit or loss			
— listed	68,369	72,943	52,480
— unlisted	187,203	179,908	186,039
Loans, deposits with banks and financial institutions, trade bills, and other unlisted securities that are not at fair value through profit or loss	7,590,316	5,842,337	6,903,096
Total interest income	8,210,401	6,471,704	7,576,840

Included above is interest income accrued on impaired financial assets of HK$3,965,000 (six months ended 30th June, 2006: HK$6,270,000, and six months ended 31st December, 2006: HK$10,087,000).

6. Interest Expense

	6 months ended 30/6/2007	6 months ended 30/6/2006 Restated	6 months ended 31/12/2006 Restated
	HK$'000	HK$'000	HK$'000
Customer deposits, deposits of banks and other financial institutions and certificates of deposit issued which are stated at amortised cost	4,700,872	3,588,357	4,283,149
Subordinated notes carried at amortised cost	126,047	2,819	123,862
Interest rate swaps	340,619	316,163	379,904
Financial instruments designated at fair value through profit or loss	279,349	195,336	158,383
Other borrowings	1,255	807	964
Total interest expense	5,448,142	4,103,482	4,946,262

7. Fee and Commission Income

Fee and commission income arises from the following services:

	6 months ended 30/6/2007	6 months ended 30/6/2006 Restated	6 months ended 31/12/2006 Restated
	HK$'000	HK$'000	HK$'000
Corporate services	360,871	292,760	305,077
Loans, overdrafts and guarantees	170,396	132,766	167,809
Credit cards	179,406	139,518	167,957
Other retail banking services	87,826	71,765	68,918
Trade finance	55,461	54,220	56,493
Securities and brokerage	177,398	99,534	106,060
Trust and other fiduciary activities	26,545	22,765	23,742
Others	110,469	89,560	99,939
Total fee and commission income	1,168,372	902,888	995,995

8. Net Trading Profits

	6 months ended 30/6/2007	6 months ended 30/6/2006 Restated	6 months ended 31/12/2006 Restated
	HK$'000	HK$'000	HK$'000
Profit on dealing in foreign currencies	84,500	77,702	68,520
Profit on trading securities	193,833	125,842	353,703
Profit/(loss) on other dealing activities	105,868	(138,382)	86,739
Dividend income from listed trading securities	11,507	6,421	10,101
Total net trading profits	395,708	71,583	519,063

9. Net Result from Financial Instruments Designated at Fair Value through Profit or Loss

	6 months ended 30/6/2007	6 months ended 30/6/2006 Restated	6 months ended 31/12/2006 Restated
	HK$'000	HK$'000	HK$'000
Net gains/(losses)	161,034	175,275	(64,953)
Dividend income from listed securities	—	103	101
	161,034	175,378	(64,852)

10. Other Operating Income

	6 months ended 30/6/2007	6 months ended 30/6/2006	6 months ended 31/12/2006
	HK$'000	HK$'000	HK$'000
Dividend income from available-for-sale financial assets			
— listed	15,157	6,970	5,886
— unlisted	10,186	5,726	8,919
Rental from safe deposit boxes	43,819	42,983	43,310
Net revenue from insurance activities	55,091	61,634	(9,825)
Rental income on properties	33,644	26,049	27,504
Others	43,737	10,410	24,036
Total other operating income	201,634	153,772	99,830

11. Operating Expenses

	6 months ended 30/6/2007	6 months ended 30/6/2006	6 months ended 31/12/2006
	HK$'000	HK$'000	HK$'000
Contributions to defined contribution plan	78,730	60,556	66,904
Equity-settled share-based payment expenses	12,009	11,703	10,364
Salary and other staff costs	1,042,391	799,776	913,945
Total staff costs	1,133,130	872,035	991,213
Premises and equipment expenses excluding depreciation			
— Rental of premises	134,272	95,644	110,781
— Maintenance, repairs and others	145,807	139,105	136,384
Total premises and equipment expenses excluding depreciation	280,079	234,749	247,165
Depreciation on fixed assets	162,778	143,752	155,322
Amortisation of intangible assets	1,105	—	2,231
Other operating expenses			
— Communications, stationery and printing	107,394	90,442	93,474
— Legal and professional fees	71,136	62,491	59,634
— Advertising expenses	130,437	61,994	96,017
— Business promotions and business travel	38,100	30,070	29,095
— Card related expenses	31,823	24,676	23,273
— Stamp duty, overseas and PRC* business taxes, and value added taxes	86,727	40,974	59,168
— Insurance expenses	23,240	5,456	7,886
— Bank charges	2,278	1,560	2,073
— Administration expenses of secretarial business	10,940	8,379	5,988
— Membership fees	3,111	2,895	2,391
— Bank licence	2,645	2,532	2,442
— Donations	1,387	14,968	947
— Others	92,526	39,761	50,307
Total other operating expenses	601,744	386,198	432,695
Total operating expenses	2,178,836	1,636,734	1,828,626

* *PRC denotes the People's Republic of China.*

12. Net Profit on Sale of Available-For-Sale Financial Assets

	6 months ended 30/6/2007	6 months ended 30/6/2006	6 months ended 31/12/2006
	HK$'000	HK$'000	HK$'000
Net revaluation gain/(loss) transferred from reserves	30,239	(2,076)	43,842
Profit arising in the period	47,525	5,466	2,766
	77,764	3,390	46,608

13. Trading Assets

	30/6/2007	30/6/2006	31/12/2006
	HK$'000	HK$'000	HK$'000
Treasury bills (including Exchange Fund Bills)	996,703	793,407	497,915
Debt securities	195,930	161,326	161,153
Equity securities	2,562,530	765,582	1,350,059
Investment funds	265,499	256,394	265,990
Trading securities	4,020,662	1,976,709	2,275,117
Positive fair value of derivatives	915,855	803,391	662,417
	4,936,517	2,780,100	2,937,534
Issued by:			
Central governments and central banks	996,703	793,407	497,915
Public sector entities	189,391	162,233	161,153
Banks and other financial institutions	1,067,558	363,654	700,158
Corporate entities	1,752,938	643,809	901,673
Other entities	14,072	13,606	14,218
	4,020,662	1,976,709	2,275,117
Analysed by place of listing:			
Listed in Hong Kong	2,356,794	620,397	1,177,448
Listed outside Hong Kong	281,015	191,886	201,555
	2,637,809	812,283	1,379,003
Unlisted	1,382,853	1,164,426	896,114
	4,020,662	1,976,709	2,275,117

14. Financial Assets Designated at Fair Value through Profit or Loss

	30/6/2007	30/6/2006	31/12/2006
	HK$'000	HK$'000	HK$'000
Certificates of deposit held	48,705	94,795	95,685
Debt securities	9,556,431	8,286,599	8,546,958
Equity securities	906	12,387	836
	9,606,042	8,393,781	8,643,479
Issued by:			
Central governments and central banks	—	—	39,123
Public sector entities	131,109	168,526	134,845
Banks and other financial institutions	1,559,997	1,027,038	1,149,969
Corporate entities	7,914,936	7,190,375	7,319,542
Other entities	—	7,842	—
	9,606,042	8,393,781	8,643,479
Analysed by place of listing:			
Listed in Hong Kong	1,697,248	1,045,040	1,364,389
Listed outside Hong Kong	1,249,537	1,427,865	1,408,981
	2,946,785	2,472,905	2,773,370
Unlisted	6,659,257	5,920,876	5,870,109
	9,606,042	8,393,781	8,643,479

15. Advances to Customers and Other Accounts

(a) Advances to Customers and Other Accounts

		30/6/2007	30/6/2006	31/12/2006
		HK$'000	HK$'000	HK$'000
(i)	Advances to customers	202,871,415	149,083,749	166,178,102
	Less: Impairment allowances			
	— Individual	(295,567)	(217,838)	(254,014)
	— Collective	(467,550)	(431,926)	(443,874)
		202,108,298	148,433,985	165,480,214
(ii)	Other Accounts			
	Advances to banks and other financial institutions	2,108,676	2,682,616	2,454,109
	Notes and bonds	330,767	359,209	344,076
	Certificates of deposit held	39,090	38,834	38,890
	Accrued interest	1,394,283	984,115	1,172,578
	Other accounts	8,331,102	2,900,536	5,641,146
		12,203,918	6,965,310	9,650,799
	Less: Impairment allowances			
	— Individual	(24,186)	(26,660)	(26,118)
	— Collective	(8,714)	(9,447)	(8,229)
		12,171,018	6,929,203	9,616,452
		214,279,316	155,363,188	175,096,666

(b) *Advances to customers — by industry sectors*

The analysis of gross advances to customers and the percentage of secured advances by industry sector are based on the categories and definitions used by the Hong Kong Monetary Authority.

	30/6/2007		30/6/2006		31/12/2006	
	Gross advances	% of secured advances	Gross advances	% of secured advances	Gross advances	% of secured advances
	HK$'000	%	HK$'000	%	HK$'000	%
Loans for use in Hong Kong						
Industrial, commercial and financial						
— Property development	8,079,400	63.33	5,796,535	44.80	6,422,770	45.69
— Property investment	22,627,126	96.61	20,423,067	96.03	20,464,978	96.48
— Financial concerns	468,559	61.09	2,190,722	84.81	1,865,472	82.54
— Stockbrokers	998,444	87.32	294,588	97.67	258,562	77.62
— Wholesale and retail trade	1,360,071	52.64	1,366,526	47.19	1,322,504	47.75
— Manufacturing	2,243,514	49.10	1,813,602	44.62	1,884,745	51.30
— Transport and transport equipment	4,189,617	73.68	3,875,311	77.05	4,118,384	73.72
— Recreational activities	289,826	92.81	304,463	91.64	316,426	88.17
— Information technology	4,413	44.03	4,236	0.00	3,321	0.00
— Others	20,433,568	86.53	6,107,112	53.62	6,711,510	64.02
— Sub-total	60,694,538	84.01	42,176,162	76.70	43,368,672	77.54
Individuals						
— Loans for the purchase of flats in the Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	1,070,025	100.00	1,218,014	100.00	1,117,688	100.00
— Loans for the purchase of other residential properties	38,029,902	99.59	36,409,009	99.45	36,956,206	99.52
— Credit card advances	2,275,779	0.00	1,763,962	0.00	2,409,027	0.00
— Others	5,321,832	71.75	3,946,951	67.34	4,728,035	70.37
— Sub-total	46,697,538	91.58	43,337,936	92.50	45,210,956	91.18
Total loans for use in Hong Kong	107,392,076	87.30	85,514,098	84.71	88,579,628	84.50
Trade finance	3,664,200	56.74	3,639,770	59.36	3,464,619	58.44
Loans for use outside Hong Kong	91,815,139	69.72	59,929,881	68.72	74,133,855	66.08
Total advances to customers	202,871,415	78.79	149,083,749	77.66	166,178,102	75.74

Individually impaired loans and individual and collective impairment allowances in respect of industry sectors which constitute 10% or more of total advances to customers are as follows:

		30/6/2007 HK$'000	30/6/2006 HK$'000	31/12/2006 HK$'000
(i)	Property development			
a.	Individual impaired loans	182,227	289,012	232,655
b.	Individual impairment allowance	91,198	93,289	92,249
c.	Collective impairment allowance	35,354	31,165	29,180
(ii)	Property investment			
a.	Individually impaired loans	35,617	45,843	55,307
b.	Individual impairment allowance	139	357	170
c.	Collective impairment allowance	93,038	99,658	94,971
(iii)	Loans for purchase of residential properties			
a.	Individually impaired loans	226,230	268,369	254,380
b.	Individual impairment allowance	8,984	11,053	14,267
c.	Collective impairment allowance	30,021	42,737	33,121

(c) Advances to customers — by geographical areas

The information concerning the breakdown of the gross amount of advances to customers by countries or geographical areas is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

	30/6/2007				
	Total advances to customers	Advances overdue for over three months	Impaired advances to customers	Individual impairment allowance	Collective impairment allowance
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Hong Kong	126,988,140	284,702	656,839	167,177	267,672
People's Republic of China	46,404,199	73,285	368,758	49,692	107,443
Other Asian Countries	10,116,879	66,231	154,879	78,563	65,186
Others	19,362,197	17,364	29,900	135	27,249
Total	202,871,415	441,582	1,210,376	295,567	467,550
% of total advances to customers			0.60%		
Market value of security held against impaired advances to customers			2,332,339		

	30/6/2006				
	Total advances to customers	Advances overdue for over three months	Impaired advances to customers	Individual impairment allowance	Collective impairment allowance
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Hong Kong	100,394,600	421,702	798,447	146,077	246,694
People's Republic of China	26,006,723	102,310	335,883	18,890	84,146
Other Asian Countries	7,646,199	109,023	166,276	52,871	61,079
Others	15,036,227	11,040	36,644	—	40,007
Total	149,083,749	644,075	1,337,250	217,838	431,926
% of total advances to customers			0.90%		
Market value of security held against impaired advances to customers			2,411,815		

	31/12/2006				
	Total advances to customers	Advances overdue for over three months	Impaired advances to customers	Individual impairment allowance	Collective impairment allowance
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Hong Kong	105,270,368	361,260	786,086	171,264	272,508
People's Republic of China	35,322,858	57,202	275,942	10,749	81,187
Other Asian Countries	9,090,413	103,149	198,818	70,278	59,639
Others	16,494,463	1,690	33,342	1,723	30,540
Total	166,178,102	523,301	1,294,188	254,014	443,874
% of total advances to customers			0.78%		
Market value of security held against impaired advances to customers			2,340,517		

Impaired loans and advances are individually assessed loans with objective evidence of impairment on an individual basis. The impaired loans and advances to customers by countries or geographical areas is derived according to the location of the counterparties after taking into account any transfer of risk.

There were no impaired advances to banks and other financial institutions as at 30th June, 2007, 30th June, 2006 and 31st December, 2006; nor were there any individual impairment allowances made for them on these three respective dates.

16. Available-For-Sale Financial Assets

	30/6/2007	30/6/2006	31/12/2006
	HK$'000	HK$'000	HK$'000
Treasury bills (including Exchange Fund Bills)	4,325,731	2,783,033	4,221,416
Certificates of deposit held	867,781	1,159,918	943,306
Debt securities	4,564,851	2,832,129	3,274,524
Equity securities	2,669,813	2,691,756	3,398,552
Investment funds	91,966	256,049	164,399
	12,520,142	9,722,885	12,002,197
Issued by:			
Central governments and central banks	4,436,863	3,722,100	4,344,171
Public sector entities	207,298	388,716	220,749
Banks and other financial institutions	4,898,557	3,768,049	5,058,286
Corporate entities	2,731,931	1,587,953	2,214,163
Other entities	245,493	256,067	164,828
	12,520,142	9,722,885	12,002,197
Analysed by place of listing:			
Listed in Hong Kong	1,794,120	1,330,268	2,771,512
Listed outside Hong Kong	2,886,830	1,641,859	1,949,661
	4,680,950	2,972,127	4,721,173
Unlisted	7,839,192	6,750,758	7,281,024
	12,520,142	9,722,885	12,002,197

17. Held-to-maturity Investments

	30/6/2007	30/6/2006	31/12/2006
	HK$'000	HK$'000	HK$'000
Treasury bills (including Exchange Fund Bills)	117,793	45,412	84,044
Certificates of deposit held	1,857,161	1,409,223	1,614,028
Debt securities	8,644,520	11,279,117	8,551,287
	10,619,474	12,733,752	10,249,359
Issued by:			
Central governments and central banks	5,466,470	7,687,075	5,417,161
Public sector entities	721,333	799,699	746,137
Banks and other financial institutions	3,203,014	3,193,700	2,881,767
Corporate entities	1,228,657	1,053,278	1,204,294
	10,619,474	12,733,752	10,249,359
Analysed by place of listing:			
Listed in Hong Kong	191,916	58,087	80,663
Listed outside Hong Kong	1,777,146	1,968,347	1,773,409
	1,969,062	2,026,434	1,854,072
Unlisted	8,650,412	10,707,318	8,395,287
	10,619,474	12,733,752	10,249,359
Market value:			
Listed securities	1,954,830	1,984,421	1,847,348
Unlisted securities	8,519,130	10,441,192	8,269,760
	10,473,960	12,425,613	10,117,108

18. Fixed Assets

30/6/2007

	Investment Properties	Bank Premises	Furniture Fixtures and Equipment	Sub-total	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Cost or valuation					
At 1st January, 2007	1,288,541	4,230,569	2,255,097	6,485,666	7,774,207
Additions	152	222,067	188,749	410,816	410,968
Additions through acquisition	—	—	1,053	1,053	1,053
Revaluation surplus	20,913	—	—	—	20,913
Revaluation of bank premises transferred to investment properties	—	8,283	—	8,283	8,283
Transfer from bank premises to investment properties	75,500	(75,500)	—	(75,500)	—
Disposals	—	(1,676)	(18,289)	(19,965)	(19,965)
Exchange adjustments	2,570	1,196	9,130	10,326	12,896
At 30th June, 2007	1,387,676	4,384,939	2,435,740	6,820,679	8,208,355
Accumulated depreciation and amortisation					
At 1st January, 2007	—	683,568	1,341,034	2,024,602	2,024,602
Additions through acquisition	—	—	635	635	635
Charge for the period	—	41,449	121,329	162,778	162,778
Revaluation of bank premises transferred to investment properties	—	(10,082)	—	(10,082)	(10,082)
Impairment loss	—	(116,451)	—	(116,451)	(116,451)
Written back on disposals	—	(785)	(14,131)	(14,916)	(14,916)
Exchange adjustments	—	333	6,662	6,995	6,995
At 30th June, 2007	—	598,032	1,455,529	2,053,561	2,053,561
Net book value at 30th June, 2007	1,387,676	3,786,907	980,211	4,767,118	6,154,794
The gross amounts of the above assets are stated:					
At cost	—	3,543,850	2,435,740	5,979,590	5,979,590
At Directors' valuation — 1989	—	841,089	—	841,089	841,089
At professional valuation — 2007	1,387,676	—	—	—	1,387,676
	1,387,676	4,384,939	2,435,740	6,820,679	8,208,355

	30/6/2006				
	Investment Properties	Bank Premises	Furniture Fixtures and Equipment	Sub-total	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Cost or valuation					
At 1st January, 2006	950,586	4,304,481	1,999,250	6,303,731	7,254,317
Additions	—	74,051	216,417	290,468	290,468
Additions through acquisition	—	—	6,065	6,065	6,065
Revaluation surplus	40,478	—	—	—	40,478
Revaluation of bank premises transferred to investment properties	—	5,671	—	5,671	5,671
Transfer from investment properties to bank premises	(6,235)	6,235	—	6,235	—
Disposals	(39,400)	(7,097)	(89,972)	(97,069)	(136,469)
Exchange adjustments	3,717	1,600	7,556	9,156	12,873
At 30th June, 2006	949,146	4,384,941	2,139,316	6,524,257	7,473,403
Accumulated depreciation and amortisation					
At 1st January, 2006	—	671,201	1,227,217	1,898,418	1,898,418
Additions through acquisition	—	-	3,694	3,694	3,694
Charge for the period	—	38,290	105,462	143,752	143,752
Revaluation of bank premises transferred to investment properties	—	(4,431)	—	(4,431)	(4,431)
Impairment loss	—	(10,915)	—	(10,915)	(10,915)
Written back on disposals	—	(1,171)	(77,554)	(78,725)	(78,725)
Exchange adjustments	—	618	5,907	6,525	6,525
At 30th June, 2006	—	693,592	1,264,726	1,958,318	1,958,318
Net book value at 30th June, 2006	949,146	3,691,349	874,590	4,565,939	5,515,085
The gross amounts of the above assets are stated:					
At cost	—	3,534,445	2,139,316	5,673,761	5,673,761
At Directors' valuation — 1989	—	850,496	—	850,496	850,496
At professional valuation — 2006	949,146	—	—	—	949,146
	949,146	4,384,941	2,139,316	6,524,257	7,473,403

19. Other Liabilities

	30/6/2007	30/6/2006	31/12/2006
	HK$'000	HK$'000	HK$'000
(a) Trading liabilities			
Exchange fund bills sold	697,964	697,009	199,800
Exchange fund notes sold	32,340	33,075	33,459
Short positions in securities	—	—	8,060
	730,304	730,084	241,319
Negative fair value of derivatives	977,027	836,963	701,276
	1,707,331	1,567,047	942,595
(b) Other accounts and provisions			
Accrued interest payable	1,125,093	726,786	854,862
Other accounts	12,963,472	5,384,724	7,191,792
	14,088,565	6,111,510	8,046,654

20. Loan Capital

	30/6/2007	30/6/2006	31/12/2006
	HK$'000	HK$'000	HK$'000
USD550 million 5.625% subordinated notes, measured at fair value through profit or loss	4,290,694	4,149,058	4,288,824
USD500 million floating rate subordinated notes, measured at amortised cost	—	3,877,268	3,865,491
GBP300 million 6.125% step-up perpetual subordinated notes, measured at fair value through profit or loss	4,573,749	—	—
USD600 million floating rate step-up subordinated notes, measured at amortised cost	4,683,797	—	—
	13,548,240	8,026,326	8,154,315

Loan capital of face value of HK$4,299,900,000 (US$550,000,000) and carrying amount of HK$4,290,694,000 represents 5.625% subordinated notes qualifying as tier 2 capital which were issued on 13th December, 2005 by the Bank. The notes are listed on The Stock Exchange of Hong Kong Limited and will mature on 13th December, 2015.

On 20th March, 2007, the Bank issued 6.125% step-up perpetual subordinated notes qualifying as tier 2 capital with face value of HK$4,710,150,000 (GBP300,000,000). The carrying amount of the notes as at 30th June, 2007 was HK$4,573,749,000. The notes are listed on the Singapore Exchange Securities Trading Limited.

On 21st June, 2007, the Bank issued floating rate step-up subordinated notes qualifying as tier 2 capital with face value of HK$4,690,800,000 (US$600,000,000). The carrying amount of the notes as at 30th June, 2007 was HK$4,683,797,000. The notes are listed on the Singapore Exchange Securities Trading Limited and will mature on 21st June, 2017.

On 27th June, 2007, the Bank redeemed the floating rate subordinated notes with face value of HK$3,909,000,000 (US$500,000,000) which was issued on 27th June, 2006 by the Bank.

21. Segment Reporting

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Personal financial services includes branch operations, personal Internet banking, consumer finance, property loans, credit card business and private banking to personal customers.

Corporate banking business includes corporate lending and loan syndication, asset based lending, commercial lending, enterprise lending, securities lending, trust services, mandatory provident fund business and corporate Internet banking.

Investment banking business includes treasury operations, securities broking and dealing, and provision of internet security trading services.

Corporate services include company secretarial services, share registration and business services, and offshore corporate and trust services.

Other businesses include bancassurance, insurance business and property-related business.

Unallocated items mainly comprise the central management unit, bank premises, and any items which cannot be reasonably allocated to specific business segments.

	6 months ended 30/6/2007							
	Personal Financial Services	Corporate Banking	Investment Banking	Corporate Services	Others	Unallocated	Inter-segment elimination	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Net interest income	1,051,924	1,175,511	523,373	455	11,391	(395)	—	2,762,259
Other operating income from external customers	460,967	247,679	540,187	367,149	81,162	18,362	—	1,715,506
Inter-segment income	—	—	—	—	—	78,102	(78,102)	—
Operating income	1,512,891	1,423,190	1,063,560	367,604	92,553	96,069	(78,102)	4,477,765
Operating expenses	(907,750)	(564,614)	(281,574)	(211,030)	(92,606)	(121,262)	—	(2,178,836)
Inter-segment expenses	(62,551)	(8,153)	(3,715)	—	(646)	(3,037)	78,102	—
Operating profit before impairment losses	542,590	850,423	778,271	156,574	(699)	(28,230)	—	2,298,929
Impairment losses on loans and advances	(24,592)	(111,816)	327	(2,684)	1,985	—	—	(136,780)
Write back of impairment losses on bank premises	—	—	—	—	—	116,451	—	116,451
Operating profit after impairment losses	517,998	738,607	778,598	153,890	1,286	88,221	—	2,278,600
Profit on sale of fixed assets, available-for-sale financial assets, held-to-maturity investments and subsidiaries/associates	—	164	77,763	—	156	(1,526)	—	76,557
Valuation gains on investment properties	—	—	—	—	20,913	—	—	20,913
Share of profits less losses of associates	1,508	8,674	24,961	—	16,600	(73)	—	51,670
Profit before taxation	519,506	747,445	881,322	153,890	38,955	86,622	—	2,427,740
Income tax	(120,084)	(171,265)	(198,490)	(21,925)	(5,148)	—	—	(516,912)
Profit for the period after taxation	399,422	576,180	682,832	131,965	33,807	86,622	—	1,910,828
Attributable to:								
Equity holders of the Group	399,422	576,180	682,834	97,590	34,518	86,622	—	1,877,166
Minority interests	—	—	(2)	34,375	(711)	—	—	33,662
Profit for the period after taxation	399,422	576,180	682,832	131,965	33,807	86,622	—	1,910,828
Depreciation for the period	(60,788)	(33,228)	(12,907)	(6,709)	(4,031)	(45,115)	—	(162,778)

	6 months ended 30/6/2006 (Restated)							
	Personal Financial Services	Corporate Banking	Investment Banking	Corporate Services	Others	Unallocated	Inter-segment elimination	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Net interest income	1,037,761	880,333	446,514	121	4,061	(568)	—	2,368,222
Other operating income from external customers	319,749	156,656	318,884	292,861	80,227	7,909	—	1,176,286
Inter-segment income	—	—	—	—	—	71,752	(71,752)	—
Operating income	1,357,510	1,036,989	765,398	292,982	84,288	79,093	(71,752)	3,544,508
Operating expenses	(734,253)	(385,641)	(164,872)	(171,147)	(74,449)	(106,372)	—	(1,636,734)
Inter-segment expenses	(58,429)	(7,583)	(2,893)	—	(391)	(2,456)	71,752	—
Operating profit before impairment losses	564,828	643,765	597,633	121,835	9,448	(29,735)	—	1,907,774
Impairment losses on loans and advances	10,004	(164,923)	1,238	(232)	(755)	—	—	(154,668)
Write back of impairment losses on bank premises	—	—	—	—	—	10,915	—	10,915
Write back of Impairment losses on available-for-sale financial assets, held-to-maturity investments and associates	—	3,779	12,828	—	—	—	—	16,607
Impairment losses on goodwill	—	—	—	—	(23,698)	—	—	(23,698)
Operating profit after impairment losses	574,832	482,621	611,699	121,603	(15,005)	(18,820)	—	1,756,930
Profit on sale of fixed assets, available-for-sale financial assets, held-to-maturity investments and subsidiaries/associates	—	—	2,945	—	1,308	(3,941)	—	312
Valuation gains on investment properties	—	—	—	—	40,478	—	—	40,478
Share of profits less losses of associates	1,068	10,221	3,311	—	34,098	(944)	—	47,754
Profit before taxation	575,900	492,842	617,955	121,603	60,879	(23,705)	—	1,845,474
Income tax	(80,803)	(67,856)	(86,415)	(15,174)	(3,774)	—	—	(254,022)
Profit for the period after taxation	495,097	424,986	531,540	106,429	57,105	(23,705)	—	1,591,452
Attributable to:								
Equity holders of the Group	495,097	424,986	531,537	79,590	57,829	(23,705)	—	1,565,334
Minority interests	—	—	3	26,839	(724)	—	—	26,118
Profit for the period after taxation	495,097	424,986	531,540	106,429	57,105	(23,705)	—	1,591,452
Depreciation for the period	(54,737)	(26,920)	(10,697)	(6,327)	(3,517)	(41,554)	—	(143,752)

The Group revised its internal transfer pricing process during 2006. The comparative figures of segment reporting have been restated to reflect the new methodology.

22. Analysis of Assets and Liabilities by Remaining Maturity

	30/6/2007						
	Repayable on demand	3 months or less	1 year or less but over 3 months	5 years or less but over 1 year	Over 5 years	Undated or overdue	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Assets							
Cash and balances with banks and other financial institutions	7,518,240	40,789	—	—	—	709,197	8,268,226
Placements with banks and other financial institutions	2,600	68,917,278	3,270,739	156,360	—	—	72,346,977
Trade bills	29,340	484,489	92,231	—	—	72,978	679,038
Trading assets	—	1,019,887	134,723	—	38,023	3,743,884	4,936,517
Financial assets designated at fair value through profit or loss	—	5,889,424	900,036	2,815,676	—	906	9,606,042
Advances to customers and other accounts	5,634,401	42,976,080	22,955,737	71,140,882	60,382,492	11,189,724	214,279,316
Available-for-sale financial assets	—	7,751,034	563,831	772,653	677,257	2,755,367	12,520,142
Held-to-maturity investments	—	1,155,246	1,266,265	7,085,756	1,112,207	—	10,619,474
Undated assets	—	—	—	—	—	9,958,295	9,958,295
Total assets	13,184,581	128,234,227	29,183,562	81,971,327	62,209,979	28,430,351	343,214,027
Liabilities							
Deposits and balances of banks and other financial institutions	936,701	21,711,923	18,628,294	2,033,066	9,968	173,708	43,493,660
Deposits from customers	63,347,076	147,936,057	12,828,927	6,165,485	513,430	7,671	230,798,646
— Demand deposits and current accounts	17,560,765	—	—	—	—	—	17,560,765
— Savings deposit	45,162,119	—	—	—	—	—	45,162,119
— Time, call and notice deposits	624,192	147,936,057	12,828,927	6,165,485	513,430	7,671	168,075,762
Trading liabilities	—	697,964	—	32,247	93	977,027	1,707,331
Certificates of deposit issued	—	219,696	7,989,123	1,310,743	530,537	—	10,050,099
Current taxation	—	—	495,452	—	—	—	495,452
Loan capital	—	—	—	—	13,548,240	—	13,548,240
Undated liabilities	—	—	—	—	—	14,766,185	14,766,185
Total liabilities	64,283,777	170,565,640	39,941,796	9,541,541	14,602,268	15,924,591	314,859,613
Net liability gap	(51,099,196)	(42,331,413)	(10,758,234)	72,429,786	47,607,711		

	31/12/2006						
	Repayable on demand	3 months or less	1 year or less but over 3 months	5 years or less but over 1 year	Over 5 years	Undated or overdue	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Assets							
Cash and balances with banks and other financial institutions	8,317,746	–	–	–	–	–	8,317,746
Placements with banks and other financial institutions	–	64,315,952	1,717,526	830,567	–	–	66,864,045
Trade bills	31,258	439,366	104,631	–	–	45,208	620,463
Trading assets	387	516,124	134,770	13,043	31,485	2,241,725	2,937,534
Financial assets designated at fair value through profit or loss	–	197,519	375,619	7,928,462	141,043	836	8,643,479
Advances to customers and other accounts	4,099,733	30,736,093	23,224,513	54,944,952	52,686,001	9,405,374	175,096,666
Available-for-sale financial assets	–	4,371,077	1,370,320	2,096,336	608,292	3,556,172	12,002,197
Held-to-maturity investments	–	848,234	842,936	7,268,993	1,260,134	29,062	10,249,359
Undated assets	–	–	–	–	–	9,470,828	9,470,828
Total assets	12,449,124	101,424,365	27,770,315	73,082,353	54,726,955	24,749,205	294,202,317
Liabilities							
Deposits and balances of banks and other financial institutions	4,512,307	11,312,398	14,202,290	821,476	1,039,047	71,664	31,959,182
Deposits from customers	59,423,997	134,799,884	10,812,037	4,463,928	–	24,374	209,524,220
— Demand deposits and current accounts	15,130,231	–	–	–	–	–	15,130,231
— Savings deposit	43,644,321	–	–	–	–	–	43,644,321
— Time, call and notice deposits	649,445	134,799,884	10,812,037	4,463,928	–	24,374	150,749,668
Trading liabilities	386	216,675	9,033	63,430	3,004	650,067	942,595
Certificates of deposit issued	–	3,033,404	964,439	3,000,564	–	–	6,998,407
Current taxation	–	–	334,097	–	–	–	334,097
Loan capital	–	–	–	3,865,491	4,288,824	–	8,154,315
Undated liabilities	–	–	–	–	–	8,644,772	8,644,772
Total liabilities	63,936,690	149,362,361	26,321,896	12,214,889	5,330,875	9,390,877	266,557,588
Net liability gap	(51,487,566)	(47,937,996)	1,448,419	60,867,464	49,396,080		

23. Deferred Tax Assets and Liabilities Recognised

The components of deferred tax (assets)/liabilities recognised in the consolidated balance sheet and the movements during the period are as follows:

Deferred tax arising from:	Depreciation allowances in excess of related depreciation	Leasing partnership transactions	Revaluation of properties	Impairment losses on financial assets	Revaluation of available-for-sale securities	Tax losses	Others	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 1st January, 2007	277,331	—	210,910	(17,813)	109,777	(23,503)	2,247	558,949
Charged/(credited) to consolidated profit and loss account	14,175	—	—	20,994	—	10,887	62,432	108,488
Charged/(credited) to reserves	—	—	3,363	—	(17,843)	—	—	(14,480)
Additions through acquisition of subsidiary	50	—	—	—	—	—	—	50
Exchange and other adjustments	(232)	—	—	(212)	—	(438)	13	(869)
At 30th June, 2007	291,324	—	214,273	2,969	91,934	(13,054)	64,692	652,138
At 1st January, 2006	296,226	211,553	154,399	(49,124)	—	(25,512)	1,474	589,016
Write off against investment	—	(206,875)	—	—	—	—	—	(206,875)
Other movements	—	—	—	—	—	7,726	63	7,789
Charged/(credited) to consolidated profit and loss account	(14,887)	(4,678)	—	(6,215)	—	2,508	1,720	(21,552)
Charged to reserves	—	—	1,148	—	52,457	—	—	53,605
Additions through acquisition of subsidiary	44	—	—	—	—	—	(1,540)	(1,496)
Exchange and other adjustments	(93)	—	—	(183)	—	(1,223)	(7)	(1,506)
At 30th June, 2006	281,290	—	155,547	(55,522)	52,457	(16,501)	1,710	418,981

24. Reserves

	30/6/2007	30/6/2006	31/12/2006
	HK$'000	HK$'000	HK$'000
Share premium	1,087,502	896,985	1,012,138
General reserve	13,805,550	13,016,472	13,256,982
Revaluation reserve on bank premises	850,831	786,534	835,829
Investment revaluation reserve	627,014	491,827	861,188
Exchange revaluation reserve	267,678	113,253	184,293
Other reserves	164,953	163,255	137,678
Retained profits*	7,377,147	5,904,567	7,099,491
Total	24,180,675	21,372,893	23,387,599
Proposed dividends, not provided for	752,826	661,067	1,596,646

* *A regulatory reserve is maintained to satisfy the provisions of the Hong Kong Banking Ordinance for prudential supervision purposes by earmarking amounts in respect of losses which the Bank will or may incur on loans and advances in addition to impairment losses recognised. Movements in the reserve are earmarked directly through retained earnings and in consultation with the Hong Kong Monetary Authority. As at 30th June, 2007, HK$944,000,000 (30th June, 2006: HK$506,000,000) was included in the retained profits in this respect which was distributable to equity holders of the Group subject to consultation with the Hong Kong Monetary Authority.*

25. Consolidated Cash Flow Statement

(a) Purchase of subsidiaries

	30/6/2007	30/6/2006
	HK$'000	HK$'000
Cash and balances with banks and other financial institutions	164	131,375
Advances and other accounts less provisions	3,716	583,552
Deferred tax assets	—	1,540
Fixed assets	418	2,370
Goodwill	—	25
Deposits and bank balances	—	(777)
Deposits of customers	—	(495,443)
Provision for taxation	(134)	—
Deferred tax liabilities	(50)	(44)
Other accounts and provisions	(1,892)	(125,523)
Minority interests	(1)	(2,698)
	2,221	94,377
Goodwill arising on consolidation	34,675	98,694
Total purchase price	36,896	193,071
Less: Cash and cash equivalents acquired	(164)	(131,375)
Cash flow on acquisition net of cash acquired	36,732	61,696

(b) Cash and cash equivalents

	30/6/2007	30/6/2006
	HK$'000	HK$'000
(i) Components of cash and cash equivalents in the consolidated cash flow statement		
Cash and balances with banks and other financial institutions	8,268,226	4,656,612
Placements with banks and other financial institutions with original maturity within three months	64,452,575	56,877,831
Treasury bills with original maturity within three months	4,015,659	3,260,380
Certificates of deposit held with original maturity within three months	457,115	323,442
	77,193,575	65,118,265
(ii) Reconciliation with the consolidated balance sheet		
Cash and balances with banks and other financial institutions	8,268,226	4,656,612
Placements with banks and other financial institutions	72,346,977	60,104,309
Treasury bills and certificates of deposit held		
— trading assets	996,703	793,407
— designated at fair value through profit or loss	48,705	94,795
— advances and other accounts	39,090	38,834
— available-for-sale	5,193,512	3,942,951
— held-to-maturity	1,974,954	1,454,635
	8,252,964	6,324,622
Amount shown in the consolidated balance sheet	88,868,167	71,085,543
Less: Amounts with an original maturity of beyond three months	(11,674,592)	(5,967,278)
Cash and cash equivalents in the consolidated cash flow statement	77,193,575	65,118,265

26. Off-balance Sheet Exposures

The following is a summary of each significant class of off-balance sheet exposures:

	30/6/2007	30/6/2006	31/12/2006
	HK$'000	HK$'000	HK$'000
Contractual amounts of contingent liabilities and commitments			
— Direct credit substitutes	6,364,648	4,441,509	5,214,804
— Transaction-related contingencies	1,295,780	953,248	740,121
— Trade-related contingencies	1,546,611	1,927,615	1,835,733
— Other commitments with an original maturity of:			
Which are unconditionally cancellable by the Bank or automatically cancellable due to deterioration in the creditworthiness of the borrowers	40,938,866	23,939,375	36,724,889
Not more than 1 year	4,331,086	10,428,833	3,022,549
More than 1 year	15,574,200	10,713,533	14,686,624
Total	70,051,191	52,404,113	62,224,720
— Aggregate credit risk weighted amount	13,737,834	9,438,732	12,018,280
Notional amounts of derivatives			
— Exchange rate contracts	22,884,998	17,044,916	18,266,638
— Interest rate contracts	29,736,732	30,477,470	21,255,579
— Equity contracts	9,941,071	383,319	2,576,242
— Others	200,000	—	—
Total	62,762,801	47,905,705	42,098,459
— Aggregate credit risk weighted amount	919,825	427,248	337,962
— Aggregate replacement costs	915,855	803,391	662,417

The replacement costs and credit risk weighted amounts of the off-balance sheet exposures do not take into account the effects of bilateral netting arrangements.

27. Material Related Party Transactions

The Group maintains certain retirement benefit schemes for its staff. In the six month ended 30th June, 2007, the total amount of contributions the Group made to the schemes was HK$44,668,000 (six months ended 30th June, 2006: HK$37,051,000).

The Group enters into a number of transactions with the Group's related parties, including its associates, and key management personnel and their close family members and companies controlled or significantly influenced by them. The transactions include accepting deposits from and extending credit facilities to them. Except that there is interest free shareholder's advance extended to one (30th June, 2006: one) associate amounting to HK$6,500,000 at 30th June, 2007 (30th June, 2006: HK$6,500,000), all interest rates in connection with the deposits taken and credit facilities extended are under terms and conditions normally applicable to customers of comparable standing.

The interest received from and interest paid to the Group's related parties for the six months ended 30th June, 2007, outstanding balances of amounts due from and due to at 30th June, 2007 and maximum outstanding balance of amounts due from and due to them for the six months ended 30th June, 2007 are aggregated as follows:

	Key management personnel		Subsidiaries		Associates	
	30/6/2007	30/6/2006	30/6/2007	30/6/2006	30/6/2007	30/6/2006
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Interest income	129,993	66,918	348,110	15,837	5,556	4,491
Interest expense	61,846	50,035	80,595	115,748	33	1
Amounts due from	7,989,093	2,809,527	21,192,515	1,869,711	235,011	149,682
Amounts due to	4,814,369	3,016,941	1,471,296	3,989,310	13,700	969
Maximum amounts due from	10,982,382	3,864,734	23,699,257	2,122,624	424,449	302,603
Maximum amounts due to	7,630,656	5,990,874	1,894,320	9,848,368	47,243	8,596

28. Basis of Consolidation

Unless otherwise stated, all financial information contained in such financial accounts are prepared according to the consolidation basis for accounting purposes.

In preparing the capital adequacy ratio and liquidity ratio of the Group, they are prepared according to the basis of consolidation for regulatory purposes. The main difference between the consolidation basis for accounting and regulatory purposes is that the former includes the Bank and all its subsidiaries whereas the latter includes the Bank and only some of the Group's subsidiaries which mainly conduct banking business or other businesses incidental to banking business.

29. Non-adjusting post balance sheet events

On 3rd July, 2007, the Bank entered into an agreement to sell the Group's 49% interests in a wholly-owned subsidiary, East Asia Asset Management Company Limited ("EAAM"), to an independent third party. It is anticipated that this transaction will give rise to a profit of approximately HK$407 million in the second half of 2007. The total assets and profit before tax of EAAM constitute approximately 0.03% and 0.31% of the consolidated total assets and the consolidated profit before tax respectively of the Group as at and for the six months ended 30th June, 2007.

30. Statement of Compliance

The Interim Report together with the Supplementary Financial Information on pages 28 to 34 has fully complied with the Banking (Disclosure) Rules issued by the Hong Kong Monetary Authority, the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and HKAS 34 "Interim Financial Reporting" issued by the HKICPA in October, 2004.

SUPPLEMENTARY FINANCIAL INFORMATION

A. Capital Adequacy Ratio and Capital Base

(a) *Capital adequacy ratio*

	30/6/2007	30/6/2006	31/12/2006
	%	%	%
Capital adequacy ratio	13.1	16.5	14.2
Core capital adequacy ratio	7.7	11.4	10.5

The capital adequacy ratio is computed on the consolidated basis which comprises the positions of the Bank and its subsidiaries as required by the Hong Kong Monetary Authority for its regulatory purposes, and is in accordance with the Banking (Capital) Rules.

(b) *Group capital base after deductions*

	30/6/2007	30/6/2006	31/12/2006
	HK$'000	HK$'000	HK$'000
Core capital			
Paid up ordinary share capital	3,920,971	3,843,413	3,875,355
Share premium	1,087,502	896,985	1,012,138
Reserves	17,235,480	16,679,411	16,898,603
Profit and loss account	700,355	692,203	917,254
Minority interests	—	299,395	232,579
Deduct: Goodwill	(1,616,239)	(2,583,500)	(2,592,330)
Other intangible assets	(11,947)	—	—
	21,316,122	19,827,907	20,343,599
Less: Core capital items deductions	(2,570,159)	(560,974)	(1,738,473)
Total core capital	18,745,963	19,266,933	18,605,126
Eligible supplementary capital			
Reserves attributable to fair value gains on revaluation of holdings of land and buildings	627,688	845,370	948,382
Revaluation reserves for fair value gains on revaluation of holdings of available-for-sale equities and debt securities	80,664	—	206,381
Unrealised fair value gains arising from holdings of equities and debt securities designated at fair value through profit or loss	1,960	122,277	84,101
Regulatory reserve for general banking risks	944,000	506,000	606,000
Collectively assessed impairment allowances	467,550	440,942	451,883
Perpetual subordinated debt	4,693,349	—	—
Term subordinated debt	8,973,345	8,026,326	8,154,315
	15,788,556	9,940,915	10,451,062
Less: Supplementary capital items deductions	(2,570,159)	(560,974)	(1,738,474)
Total supplementary capital	13,218,397	9,379,941	8,712,588
Total capital base	31,964,360	28,646,874	27,317,714

Deductions from total capital base include investments in subsidiaries of which their risk weighted assets have not been consolidated into the total risk weighted assets of the Group, which mainly conduct non-banking related businesses.

B. Liquidity Ratio

	6 months ended 30/6/2007	6 months ended 30/6/2006	The year ended 31/12/2006
	%	%	%
Average liquidity ratio for the period	43.2	43.4	44.0

The average liquidity ratio for the period is the simple average of each calendar month's average liquidity ratio, which is computed on the consolidated basis as required by the Hong Kong Monetary Authority for its regulatory purposes, and is in accordance with the Fourth Schedule to the Hong Kong Banking Ordinance.

C. Cross-border Claims

The information on cross-border claims discloses exposures to foreign counterparties on which the ultimate risk lies, and is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country. Only regions constituting 10% or more of the aggregate cross-border claims are disclosed.

	30/6/2007			
	Banks and other financial institutions	Public sector entities	Others	Total
	HK$'000	HK$'000	HK$'000	HK$'000
People's Republic of China	20,546,891	2,964,531	26,125,049	49,636,471
Asian countries, excluding People's Republic of China	12,075,328	1,598,255	11,260,242	24,933,825
North America	10,055,412	5,332,695	8,670,337	24,058,444
Western Europe	40,684,231	—	2,708,229	43,392,460

	30/6/2006			
	Banks and other financial institutions	Public sector entities	Others	Total
	HK$'000	HK$'000	HK$'000	HK$'000
People's Republic of China	16,940,523	1,598,676	16,396,434	34,935,633
Asian countries, excluding People's Republic of China	10,232,626	1,140,937	8,901,050	20,274,613
North America	6,168,351	7,601,858	6,433,631	20,203,840
Western Europe	36,616,996	—	2,325,362	38,942,358

	31/12/2006			
	Banks and other financial institutions	Public sector entities	Others	Total
	HK$'000	HK$'000	HK$'000	HK$'000
People's Republic of China	18,545,033	2,791,328	19,987,278	41,323,639
Asian countries, excluding People's Republic of China	12,428,469	1,493,595	10,251,920	24,173,984
North America	8,276,028	5,306,564	7,144,615	20,727,207
Western Europe	41,157,247	—	2,789,971	43,947,218

D. Non-bank Mainland exposures

The total direct non-bank Mainland exposures and the individual impairment allowances were as follows:

	30/6/2007			
Type of counterparties	On-balance sheet exposure	Off-balance sheet exposure	Total	Individual impairment allowance
	HK$'000	HK$'000	HK$'000	HK$'000
Mainland entities	54,326,640	11,685,788	66,012,428	145,598
Companies and individuals outside Mainland where the credit is granted for use in Mainland	12,147,021	3,593,344	15,740,365	3,988
Other counterparties the exposures to whom are considered to be non-bank Mainland exposures	294,810	298	295,108	7
Total	66,768,471	15,279,430	82,047,901	149,593

	31/12/2006			
Type of counterparties	On-balance sheet exposure	Off-balance sheet exposure	Total	Individual impairment allowance
	HK$'000	HK$'000	HK$'000	HK$'000
Mainland entities	41,812,989	10,447,307	52,260,296	108,869
Companies and individuals outside Mainland where the credit is granted for use in Mainland	11,440,768	2,352,619	13,793,387	3,430
Other counterparties the exposures to whom are considered to be non-bank Mainland exposures	90,047	320	90,367	—
Total	53,343,804	12,800,246	66,144,050	112,299

E. Overdue, Rescheduled and Repossessed Assets

(a) Overdue and rescheduled advances

	30/6/2007		30/6/2006		31/12/2006	
	HK$'000	% of total advances to customers	HK$'000	% of total advances to customers	HK$'000	% of total advances to customers
Advances to customers overdue for						
— 6 months or less but over 3 months	147,616	0.1	226,044	0.1	158,741	0.1
— 1 year or less but over 6 months	95,778	0.0	120,955	0.1	142,127	0.1
— Over 1 year	198,188	0.1	297,076	0.2	222,433	0.1
	441,582	0.2	644,075	0.4	523,301	0.3
Rescheduled advances to customers	305,530	0.2	314,347	0.2	291,246	0.2
Total overdue and rescheduled advances	747,112	0.4	958,422	0.6	814,547	0.5
Secured overdue advances	285,630	0.1	461,840	0.3	358,674	0.2
Unsecured overdue advances	155,952	0.1	182,235	0.1	164,627	0.1
Market value of security held against secured overdue advances	491,055		790,863		633,804	
Individual impairment allowance made on loans overdue for more than 3 months	102,149		94,344		105,878	

Loans and advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid at the period-end. Loans repayable by regular instalments are treated as overdue when an instalment payment is overdue and remains unpaid at period-end. Loans repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the demand notice, and/or when the loans have remained continuously outside the approved limit advised to the borrower for more than the overdue period in question.

An asset considered as an eligible collateral should generally satisfy the following:

(a) The market value of the asset is readily determinable or can be reasonably established and verified;

(b) The asset is marketable and there exists a readily available secondary market for disposing of the asset;

(c) The Bank's right to repossess the asset is legally enforceable and without impediment; and

(d) The Bank is able to secure control over the asset if necessary.

The two main types of "Eligible Collateral" are as follows:

(i) "Eligible Financial Collateral" mainly comprises cash deposits and shares.

(ii) "Eligible Physical Collateral" mainly comprises land and buildings, vehicles and equipment.

When the Bank's clients face financial difficulties and fail to settle their loans, depending on different situations, the Bank usually takes the following actions to recover the debt:

(a) Debt Rescheduling/Restructuring

(b) Enforcement of security

(c) Legal Action

(d) Recovery via Debt Collector

There were no advances to banks and other financial institutions which were overdue for over 3 months as at 30th June, 2007, 30th June, 2006 and 31st December, 2006; nor were there any rescheduled advances to banks and other financial institutions on these three dates.

(b) *Other overdue and rescheduled assets*

	30/06/2007	
	Accrued interest	Other assets*
	HK$'000	HK$'000
Other assets overdue for		
— 6 months or less but over 3 months	604	3,948
— 1 year or less but over 6 months	754	422
— Over 1 year	1,435	13,110
	2,793	17,480
Rescheduled assets	—	—
Total other overdue and rescheduled assets	2,793	17,480

	30/06/2006	
	Accrued interest	Other assets*
	HK$'000	HK$'000
Other assets overdue for		
— 6 months or less but over 3 months	1,506	1,889
— 1 year or less but over 6 months	1,109	15
— Over 1 year	1,635	18,630
	4,250	20,534
Rescheduled assets	—	—
Total other overdue and rescheduled assets	4,250	20,534

	31/12/2006	
	Accrued interest	Other assets*
	HK$'000	HK$'000
Other assets overdue for		
— 6 months or less but over 3 months	841	—
— 1 year or less but over 6 months	1,863	2,065
— Over 1 year	2,228	17,507
	4,932	19,572
Rescheduled assets	—	—
Total other overdue and rescheduled assets	4,932	19,572

* *Other assets refer to trade bills and receivables.*

(c) *Repossessed assets*

	30/6/2007	30/6/2006	31/12/2006
	HK$'000	HK$'000	HK$'000
Repossessed land and buildings	37,970	90,650	97,096
Repossessed vehicles and equipment	5,160	2,636	290
Total repossessed assets	43,130	93,286	97,386

The amount represents the estimated market value of the repossessed assets as at 30th June, 2007, 30th June, 2006 and 31st December, 2006.

F. Currency Concentrations

The net positions or net structural positions in foreign currencies are disclosed when each currency constitutes 10% or more of the respective total net position or total net structural position in all foreign currencies.

	30/6/2007 HK$ Million			
	USD	CNY	Others	Total
Spot assets	88,361	39,559	38,862	166,782
Spot liabilities	(81,774)	(37,286)	(43,394)	(162,454)
Forward purchases	22,838	576	13,521	36,935
Forward sales	(27,862)	(631)	(8,100)	(36,593)
Net options position	(45)	—	26	(19)
Net long position	1,518	2,218	915	4,651

	30/6/2006 HK$ Million			
	USD	CNY	Others	Total
Spot assets	70,046	18,325	36,090	124,461
Spot liabilities	(67,099)	(16,861)	(36,103)	(120,063)
Forward purchases	28,673	—	7,508	36,181
Forward sales	(30,220)	—	(6,979)	(37,199)
Net options position	27	—	(40)	(13)
Net long position	1,427	1,464	476	3,367

	31/12/2006 HK$ Million			
	USD	CNY	Others	Total
Spot assets	76,800	28,643	36,587	142,030
Spot liabilities	(72,677)	(27,002)	(36,367)	(136,046)
Forward purchases	20,345	19	5,762	26,126
Forward sales	(23,720)	(24)	(5,431)	(29,175)
Net options position	(9)	—	33	24
Net long position	739	1,636	584	2,959

The net options position is calculated using the delta equivalent approach.

	30/6/2007 HK$ Million			
	USD	CNY	Others	Total
Net structural position	1,788	2,002	702	4,492

	30/6/2006 HK$ Million			
	USD	CNY	Others	Total
Net structural position	1,606	1,312	661	3,579

	31/12/2006 HK$ Million			
	USD	CNY	Others	Total
Net structural position	1,779	1,345	659	3,783

INDEPENDENT REVIEW REPORT

KPMG

TO THE BOARD OF DIRECTORS OF THE BANK OF EAST ASIA, LIMITED

INTRODUCTION

We have reviewed the interim financial report set out on pages 1 to 27 which comprises the consolidated balance sheet of The Bank of East Asia, Limited as at 30th June, 2007 and the consolidated profit and loss account, the consolidated summary statement of changes in equity and the condensed consolidated cash flow statement for the six months period then ended and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34, "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants. The Directors are responsible for the preparation of the interim financial report in accordance with Hong Kong Accounting Standard 34.

Our responsibility is to form a conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, "Review of interim financial information performed by the independent auditor of the entity", issued by the Hong Kong Institute of Certified Public Accountants. A review of an interim financial report consists of making enquires, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial report as at 30th June, 2007 is not prepared, in all material respects, in accordance with Hong Kong Accounting Standard 34, "Interim financial reporting".

KPMG
Certified Public Accountants
8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong

Hong Kong, 2nd August, 2007

The Directors are pleased to declare an interim dividend of HK$0.48 (2006: HK$0.43) per share for the six months ended 30th June, 2007. The interim dividend will be paid in cash with an option to receive new, fully paid shares in lieu of cash, to shareholders whose names appear on the Register of Members at the close of business on Wednesday, 22nd August, 2007. Details of the scrip dividend and the election form will be sent to shareholders on or about Wednesday, 22nd August, 2007. The scrip dividend scheme is conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of and permission to deal in the new shares to be issued under the scrip dividend scheme. The dividend warrants and the share certificates for the scrip dividend will be sent to shareholders by ordinary mail on or about Thursday, 13th September, 2007.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from Monday, 20th August, 2007 to Wednesday, 22nd August, 2007. In order to qualify for the above interim dividend, all transfer documents should be lodged for registration with Tricor Standard Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong, by 4:00 p.m on Friday, 17th August, 2007.

FINANCIAL REVIEW

Financial Performance

In the first six months of 2007, the Group achieved a profit after tax of HK$1,911 million, an increase of HK$319 million, or 20.1%, over the corresponding period in 2006. Basic earnings per share were HK$1.20. Return on average equity was 13.8%, while return on average assets was 1.2%.

Total operating income rose by HK$933 million, or 26.3%, to HK$4,478 million. The growth in total operating income was supported by a rise in net interest income, which grew by HK$394 million, or 16.6%, to HK$2,762 million. It was further supported by higher net fees and commission income, and trading profits.

Total operating expenses increased by 33.1% over the corresponding period in 2006 to HK$2,179 million, due to continuing expansion of the Group's activities. The cost to income ratio rose from 46.2% in the first half of 2006 to 48.7% in the corresponding period in 2007.

Operating profit before impairment losses for the first six months was HK$2,299 million, an increase of HK$391 million, or 20.5%, compared to the corresponding period in 2006.

Charge of impairment losses on loans and advances decreased by HK$18 million, or 11.6%, to HK$136 million, reflecting an improvement in asset quality.

The operating profit after impairment losses increased by 29.7% to HK$2,279 million. In the first six months of 2007, BEA shared after-tax profits from associates of HK$52 million.

Profit after taxation was HK$1,911 million, an increase of 20.1%, over the HK$1,591 million recorded in the corresponding period in 2006. Profit attributable to equity holders of the Group was HK$1,877 million, an increase of 19.9%.

Financial Position

Total consolidated assets of the Group grew by HK$49,012 million, or 16.7%, during the first half of 2007 to HK$343,214 million. Gross advances to customers grew by 22.1% to HK$202,871 million.

Total deposits rose by 11.2% to HK$240,849 million, while total deposits from customers rose by 10.2% to HK$230,799 million. Demand deposits and current account balances increased by a combined HK$2,431 million, or 16.1%, to HK$17,561 million when compared with the balance at year-end 2006. Savings deposits increased to HK$45,162 million, a rise of 3.5%, while time deposits increased to HK$168,076 million, a rise of 11.5%, when compared with the previous year-end.

In June 2007, the Group redeemed a subordinated loan of US$500 million. The Group issued a new perpetual subordinated loan of GBP300 million in March 2007 and a new subordinated loan of US$600 million in June 2007. As at 30th June, 2007, loan capital stood at HK$13,548 million, an increase of 66.1% when compared with the balance at year-end 2006. Total equity increased by 2.6%, from HK$27,645 million at the end of 2006 to HK$28,354 million at the end of June 2007.

During the first half of 2007, BEA issued HKD fixed rate certificates of deposit w th a face value of HK$5,100 million and USD zero coupon certificates of deposit with a face value of US$100 million. The Bank redeemed a quantity of certificates of deposit amounting to HK$2,649 million equivalent upon maturity, and repurchased its own certificates of deposit amounting to HK$25 million equivalent. The Bank also issued and redeemed a number of short term TWD fixed rate certificates of deposit.

After taking into account all debt instruments issued, the loan-to-deposit ratio was 84.2% at the end of June 2007, being 7.5% higher than the 76.7% reported at the end of 2006.

At the end of June 2007, the face value of the outstanding debt portfolio was HK$10,412 million, with the carrying amount equal to HK$10,050 million.

Maturity Profile of Debts Issued
As at 30th June, 2007
(All expressed in millions of dollars)

			Year of Maturity					
	Currency	**Total Face Value**	**2007**	**2008**	**2009**	**2011**	**2013**	**2015**
Floating Rate Certificates of Deposit								
Issued in 2005	HKD	1,500		1,500				
Issued in 2006	HKD	500			500			
Fixed Rate Certificates of Deposit								
Issued in 2005	HKD	500		500				
Issued in 2006	HKD	500			500			
Issued in 2007	HKD	5,100		5,100				
Issued in 2007	TWD	3,520	3,520					
Zero Coupon Certificates of Deposit								
Issued in 2006	USD	50				50		
Issued in 2007	USD	100					50	50
Step Up Certificates of Deposit								
Issued in 2003	USD	38		38				
Total Debts issued in HKD equivalent		10,412	840	7,399	1,000	391	391	391

Risk Management

The Group has a risk management system in place to identify, measure, monitor and control the various types of risk that the Group faces and, where appropriate, to allocate capital against those risks. The risk management policies of the Group, which cover credit risk, market risk, interest rate risk, liquidity risk, operational risk, legal risk, reputation risk and strategic risk, are reviewed regularly by the Management and related recognised committees, and recommendations are made by the Risk Management Committee for the approval of the Board of Directors. The internal auditors also perform regular audits on business units to check compliance with policies and procedures.

(a) *Credit Risk Management*

Credit risk arises from the possibility that a customer or counterparty in a transaction may default. Such risk may arise from counterparty risks from loans and advances, issuer risks from the securities business and counterparty risks from trading activities.

The Board of Directors has delegated authority to the Credit Committee to oversee management of the Group's credit risk, independent of the business units. The Credit Committee reports to the Board of Directors via the Risk Management Committee, which deals with all risk management related issues of the Group.

The Credit Committee is responsible for all credit risk related issues of the Group. The Group identifies and manages credit risk through defining target markets, formulating credit policies, subjecting new loans to a credit approval process and monitoring asset quality.

In evaluating the credit risk associated with an individual customer or counterparty, financial strength and repayment ability are always the prime considerations. Credit risk may be mitigated by obtaining collateral from the customer or counterparty.

The Group has established policies and procedures to identify, measure, monitor and control credit risk. In this connection, guidelines for management of credit risk have been laid down in the Group's Credit Manual. These guidelines govern delegated lending authorities, credit extension criteria, the credit monitoring process, a 20-grade loan classification system, the credit recovery procedure and provisioning policy. They are reviewed and enhanced on an on-going basis to reflect changes in the market, statutory requirements and/or best practice risk management processes.

(b) Market risk management

Market risk arises from all market risk sensitive financial instruments, including debt securities, foreign exchange contracts, equity and derivative instruments, as well as from balance sheet or structural positions. The objective of market risk management is to reduce the Group's exposure to the volatility inherent in financial instruments.

The Board of Directors reviews and approves policies for the management of market risks. The Board has delegated the responsibility for ongoing general market risk management to the Asset and Liability Management Committee. The Asset and Liability Management Committee reports to the Board of Directors via the Risk Management Committee.

The Asset and Liability Management Committee deals with all market risk and liquidity risk related issues of the Group. It is also responsible for deciding the future business strategy with respect to interest rate trends.

The use of derivatives for proprietary trading and their sale to customers as risk management products is an integral part of the Group's business activities. These instruments are also used to manage the Group's own exposures to market risk, as part of its asset and liability management process. The principal derivatives instruments used by the Group are interest, foreign exchange rate and equity related contracts, in the form of both over-the-counter derivatives and exchange traded derivatives. Most of the Group's derivatives positions have been entered into to meet customer demand and to manage the risk of these and other trading positions.

The Group has various position and sensitivity limit structures in place. Additionally, the Group applies sensitivity analysis and scenario analysis, both on individual portfolios and on the Group's consolidated positions, to assess the potential impact of extreme movements in market prices on the Group's earnings.

(i) Currency risk

The Group's foreign currency positions arise from foreign exchange dealing, commercial banking operations and structural foreign currency exposures. All foreign currency positions are managed within limits approved by the Board.

Structural foreign currency positions, which arise mainly from foreign currency investments in the Group's branches, subsidiaries and associated companies, are excluded from value-at-risk ("VaR") measurements, as related gains or losses are taken to reserves. Such foreign currency positions are managed with the principal objective of ensuring that the Group's reserves are protected from exchange rate fluctuations. The Group seeks to match closely its foreign currency denominated assets with corresponding liabilities in the same currencies.

(ii) Interest rate risk

The Group's interest rate positions arise from treasury and commercial banking activities. Interest rate risk arises in both trading portfolios and non-trading portfolios. Interest rate risk primarily results from the timing differences in the repricing of interest-bearing assets, liabilities and commitments. It also relates to positions from non-interest bearing liabilities including shareholders' funds and current accounts, as well as from certain fixed rate loans and liabilities. Interest rate risk is managed daily by the Treasury Department within the limits approved by the Board of Directors. The instruments used to manage interest rate risk include interest rate swaps and other derivatives.

The Group quantifies the market risk of the underlying trading portfolio by means of VaR. VaR is a statistical estimate that measures the potential losses in market value of a portfolio as a result of unfavourable movements in market rates and prices, if positions are held unchanged over a certain horizon time period. The Group's VaR is calculated using historical movements in market rates and prices, a 99% confidence level and a one-day holding period, and takes into account correlations between different markets and rates.

Value-at-risk statistics

The Group has measured VaR for all trading portfolios throughout the year.

	Year 2007 1st-half				Year 2006 1st-half			
HK$'000	As at 30 June	Maximum	Minimum	Mean	As at 30 June	Maximum	Minimum	Mean
VaR for total trading activities	38,614	50,214	21,639	35,776	25,255	25,255	11,663	16,341
VaR for foreign exchange trading positions	1,212	2,299	590	1,172	1,315	2,167	528	992
VaR for interest rate trading positions	363	885	83	255	1,311	3,366	1,024	1,439
VaR for equity trading positions	37,577	49,288	21,481	34,917	23,565	23,565	10,527	14,853

Foreign exchange and Interest rate risks related revenue statistics

The average daily revenue earned foreign exchange dealing and interest rate activities in the first half of 2007 was HK$0.93 million (HK$0.70 million in the first half of 2006). The standard deviation of the daily revenues was HK$1.14 million (HK$1.11 million in the first half of 2006). The frequency distribution of daily revenue is shown below.

DAILY DISTRIBUTION OF FOREIGN EXCHANGE AND INTEREST RATE RISKS RELATED REVENUES - 1st-half Year 2007 vs 1st-half Year 2006


Number of days
25
20
15
10
5
0
-0.75 Less
-0.75 to -0.5
-0.5 to -0.25
-0.25 to 0
0 to 0.25
0.25 to 0.5
0.5 to 0.75
0.75 to 1
1 to 1.25
1.25 to 1.5
1.5 to 1.75
1.75 to 2
2 to 2.25
2.25 to 2.5
2.5 or more
Revenue (HK$Million)
1st-half Year 2007
1st-half Year 2006

(c) *Liquidity risk management*

The purpose of liquidity management is to ensure sufficient cash flows to meet all financial commitments and to capitalize on opportunities for business expansion. This includes the Group's ability to meet deposit withdrawals either on demand or at contractual maturity, to repay borrowings as they mature, to comply with the statutory liquidity ratio, and to make new loans and investments as opportunities arise.

Liquidity is managed on a daily basis by the Treasury Department under the direction of the Asset and Liability Management Committee. The Treasury Department is responsible for monitoring funding and liquidity trends in local and international markets, and ensuring that the Group has adequate liquidity for all operations.

The Group manages liquidity risk by holding sufficient liquid assets (e.g. cash and short term funds and securities) of appropriate quality to ensure that short-term funding requirements are covered within prudent limits. Adequate standby facilities are maintained to provide strategic liquidity to meet unexpected and material cash outflows in the ordinary course of business. The Group regularly stress tests its liquidity position.

(d) Strategic risk management

The objective of strategic risk management is to monitor the risk to earnings or capital arising from bad business decisions or from improper implementation of good business decisions.

The Board of Directors reviews and approves policy for the management of strategic risk. The Board has delegated the responsibility for ongoing strategic risk management to the Asset and Liability Management Committee. As stated previously, the Asset and Liability Management Committee reports to the Board of Directors via the Risk Management Committee.

(e) Operational risk, legal risk and reputation risk management

Operational risk is the risk arising from the potential loss due to inadequate or failed internal processes, people and systems or from external events.

Legal risk is the risk arising from the potential that unenforceable contracts, lawsuits or adverse judgements may disrupt or otherwise negatively affect the operations or financial condition of the Bank Group.

Reputation risk is the risk arising from the potential that negative publicity regarding the Bank Group's business practices, whether true or not, will cause a decline in the customer base or lead to costly litigation or revenue reductions.

The objective of managing the aforesaid risks is to identify, assess and monitor these risks and, in particular, to comply with the relevant regulatory requirements.

The Board of Directors reviews and approves policies for these risks, and it has delegated the responsibility for ongoing risk management to the Operational and Other Risks Management Committee. The Operational and Other Risks Management Committee reports to the Board of Directors via the Risk Management Committee.

OPERATIONS REVIEW

RECENT AWARDS

BEA's award-winning services continue to garner international recognition. In May 2007, BEA received the "Hong Kong MPF Master Trust Achievement Award" from *AsianInvestor* magazine and Global Refund's "Platinum Award" for its Value Added Tax (VAT) refund service. In June, BEA was named "Best Foreign Retail Bank in China" by *The Asian Banker*.

IMPROVEMENTS TO OPERATIONS

Relocation of Back-Office Operations to the Mainland

The Bank's back-office operating centre in Guangzhou, incorporated under the name East Asia Electronic Data Processing (Guangzhou) Limited, has been gradually taking on additional responsibility. Plans are being developed to further expand the Centre in the forthcoming year.

Information Technology

New Accounting System

The Bank successfully introduced a new computer system for general ledger operations in the first half of 2007.

PERSONAL BANKING

Branch Distribution

As part of an on-going effort to strengthen the branch network, BEA continues to implement the Branch Rationalisation Programme. In the first half of 2007, Tiu Keng Leng Branch was opened to serve customers in the district. At the end of June 2007, BEA operated a total of 88 branches in Hong Kong.

Two new SupremeGold centres, one at Sheung Shui and a second at Revenue Tower, were opened during the first half of the year. To provide greater convenience to customers, the BEA Harbour View Centre, Mongkok and Causeway Bay SupremeGold centres were expanded to provide a more spacious and pleasant environment. At the end of June 2007, the total number of SupremeGold centres stood at 37.

BEA keeps in step with the changing regulatory environment to offer a growing range of Renminbi services to meet the needs of individual and corporate customers. In June 2007, Renminbi bonds were made available for subscription in Hong Kong for the first time, and BEA served as a placing bank for the bonds.

A marketing programme for Kid Master Services was conducted from February to March 2007 to acquire new Kid Master members and to promote the Bank's Education Savings Insurance and 3-Year Accumulator Savings Insurance III plans.

Following the success of the Payroll Account Promotion conducted in 2006, the Promotion has been re-launched this year and will run from March to December 2007. In addition, an acquisition programme for SupremeGold was launched in June. It will run to September 2007.

The business hours at most BEA branches and SupremeGold centres have been extended to 5:30 p.m. Monday to Friday, to cater for customer demand. The arrangement enables the Bank to serve customers more effectively while maximising cost efficiency.

Cyberbanking

Cyberbanking services were further enhanced during the period, with the addition of facilities that allow subscription and redemption of unit trusts, and buying and selling of passbook gold. At the end of June, the Bank had more than 360,000 registered Cyberbanking users. The average daily usage volume exceeded 255,000 transactions, representing growth of 40% compared to the same period last year.

Corporate Cyberbanking further expanded its customer base in the first half of 2007. At the end of June 2007, over 19,700 corporate customers had registered for BEA Corporate Cyberbanking, representing a 10% increase compared to the same period last year.

Property Loans

Although the number of property transactions rose during the first half of the year, the average property loan tended to be lower. As a result, only a slight increase in loan demand was noted, and competition in the market remained fierce.

To achieve the target loan growth, BEA launched a series of residential mortgage promotion campaigns during the period.

From April, the Bank relaxed mortgage terms and repayment period for older properties, allowing buyers of well-maintained older residential properties to enjoy more flexibility in their mortgage planning.

The Bank also actively coordinated with business partners, including property developers, solicitors and mortgage brokers, to provide preferential mortgage plans for homebuyers.

Consumer Loans

Consumer Finance Department

Capitalising on the upturn in the economy in 2007, BEA introduced the "Right for You" instalment and revolving loan programme during the first half of the year. This customisable and highly-innovative promotion received an encouraging response from the market, and resulted in double digit growth in the overall portfolio compared with the corresponding period last year.

Credit Gain Finance

Credit Gain Finance Company Limited ("Credit Gain Finance") was established in November 2006 as a wholly-owned subsidiary of BEA registered under the Money Lenders Ordinance to compete in the local sub-prime personal loan market. Credit Gain Finance has expanded aggressively during the past six months. The company currently operates seven branches, located in Wanchai, Causeway Bay, Tsimshatsui, Mongkok, Kwun Tong, Shatin and Tuen Mun, and plans to open more branches through the end of the year.

Credit Cards

The Bank's card business continues to focus on product innovation, service excellence and investment for the future. Acquisition of new customers remains a key strategic goal. During the past six months, the Bank targeted a younger audience, with the potential to develop a long-term relationship with the Bank.

On the back of continuing improvement in consumer sentiment, card spending grew steadily during the period. The Bank took advantage of the favourable market climate to launch new spending campaigns and joint promotions with well-known merchants.

A number of new products were launched during the period. The "BEA Visa Traveller's Card", aimed at outbound travellers, is the first prepaid foreign currency card to be introduced to the Hong Kong market. The Bank also launched the "JCB Platinum Card", targeting younger customers.

The Card unit's strong performance resulted in BEA being recognised by MasterCard as the "2006 Highest Growth Rate in Merchant Purchase Volume – MasterCard Card". In addition, BEA was second runner-up in the category "2006 Highest Growth Rate in Number of Open Cards – MasterCard Card". BEA was also named first runner-up for "2006 Highest Number of Merchant Terminals - China Unionpay" in March 2007.

Going forward, the Bank will maintain its strategy of enlarging the card base and encouraging card usage.

CORPORATE BANKING

Corporate Lending

The local corporate loan market exhibited stable growth in the first half of 2007, and was dominated by the financing activities of Mainland enterprises and property-related lending. Mainland enterprises showed strong interest in offshore US dollar financing to take advantage of the steady appreciation in the Renminbi, while property lending was fuelled by the growing interest at land auctions. Given the abundant liquidity in the loan market and the resulting intense competition, interest margin for both syndicated and bilateral deals remains at historically low levels. Nevertheless, BEA continued to maintain an active presence in the syndicated loan market in the first half of 2007, both as coordinating arranger and as a participant.

Strong demand for loans has emerged in the small to medium-sized business segment. Companies continue to report good growth in business turnover, although the rate of profit growth has lagged behind. This is mainly due to high overhead costs, such as rents, labour, and raw materials. Rising oil prices have also affected a number of industries. Equipment loans continued to grow as a result of manufacturers' willingness to invest in machinery in order to offset growing labour shortages and rising wage demands. One area of particular interest to customers has been the expanding Mainland consumer market. To cater to customer needs, cross border financing and other related financial services were jointly provided by Hong Kong and China branches.

BEA will continue to meet the ever-changing needs of the corporate market and maintain a dynamic asset mix including property lending, trade finance, leveraged buyout finance, pre-IPO finance, equipment finance and infrastructure project finance.

Securities Lending

The local stock market was very active in the first half of 2007, and the Bank was able to capitalise on strong investor sentiment to achieve an increase of over 500% in IPO stagging loan business, when compared with same period last year. Furthermore, BEA provided IPO Receiving Bank services for ten IPO projects during the period, up from four in the same period last year.

Bank of East Asia (Trustees) Limited

Mandatory Provident Fund

BEA's MPF operations continued to deliver strong results during the first half of 2007, with most BEA MPF constituent funds outperforming the market average . MPF membership grew by more than 8% during the period, while assets grew by 28%. This excellent result was achieved despite the highly competitive operating environment and the growing maturity of the MPF market.

Trust Services

Although Estate Duty was abolished in Hong Kong in 2006, the Bank was able to develop new sources of income and recorded a 65% rise in revenue from its private trust business during the first six months of this year, as compared with the same period last year.

WEALTH MANAGEMENT

Structured Products

Riding on the buoyant equity market in the first half of 2007, BEA registered a three-fold increase in the number of equity linked structured products it issued locally, as compared to the same period last year. A number of the new issues matured early, delivering high returns for customers and for the Bank.

On the Mainland, the growth in demand for on-shore and QDII (Qualified Domestic Institutional Investor) products has been exceptional. Forty products were launched during the first six months of this year, six times as many as the same period last year and a new record for the Bank. These issues, all structured as principal protected products, provided a sound alternative for Mainland investors wishing to balance their portfolio against the volatile A-share market.

Mutual Fund Business/Asset Management

The Bank launched two BEA branded mutual funds in first half of 2007, the BEA Global Themes Fund and the BEA Hong Kong Growth Fund. The latter fund was launched to provide an attractive channel for participation in the Hong Kong equity market and to capitalise on the influx of liquidity generated by the recent regulatory changes on the Mainland. Market response to both funds was highly encouraging, with the two funds attracting a combined total of more than HKD550 million by end of June 2007. Overall, the Bank's investment fund business performed exceptionally well, with growth of more than 50% in terms of gross sales.

To assist customers in keeping abreast of the latest market and product information on investment funds, the Bank launched an on-line product database, named Cyberfund Centre, in 2005. In May this year, Cyberfund Centre was upgraded with improved analytical tools and a more intuitive interface.

The asset management subsidiary of the Bank, East Asia Asset Management Co. Ltd. ("EAAM"), continued to deliver solid growth in client assets during the first half of 2007. Total assets under management grew by 14.7% for the first half of 2007, supported by strong growth in assets held in discretionary accounts and in the MPF business.

On 19th April, 2007, the Bank entered into a joint venture agreement with Germany's Union Asset Management Holding AG to form a joint venture asset management company in Hong Kong using EAAM as the platform. This entity will be renamed BEA Union Investment Management Limited and will become the sole Asian asset management vehicle for both groups. With this new firm in place, BEA is well positioned to expand its presence in the fund management business in the region, including the Mainland.

Bancassurance

The Bank recorded a 20% rise in its life insurance business in the first half of 2007, as represented by the new business index. This rise was supported by a range of new insurance plans, including Flexible Retirement Income Insurance, Lifetime Medical Savings Insurance and Lifetime Protection Insurance. These were introduced to better serve the market for retirement, medical and life insurance coverage.

Through seasonal promotional offers and cross-selling programmes, the Bank's general insurance business experienced healthy growth.

The Bancassurance Department took the initiative to improve premium income by diversifying product distribution channels. Premium income from the e-channel doubled in the first half of this year, while the telemarketing unit contributed over 4% of the overall life business.

Blue Cross (Asia-Pacific) Insurance Limited

Blue Cross registered a 26% gain in its general insurance income during the first six months of 2007. Its core business lines, medical insurance and travel insurance, recorded an increase of 37% and 14% in premium income, respectively. A recognised leader in travel insurance, Blue Cross has been named "The Most Popular Travel Insurance Company" for three consecutive years (2005 — 2007).

Blue Cross took further steps during the first half of 2007 to expand its Internet business, undertaking web advertising and direct marketing campaigns. Targeting peak travel seasons, special incentives were offered to clients who applied for travel insurance online. As a result, web premium income increased by more than 150% compared to the same period last year.

Blue Cross also developed a number of co-branded insurance plans with its strategic partners to explore new market opportunities. These products included family medical insurance, decoration insurance and pet insurance.

Private Banking

The Bank re-launched BEA Private Banking in late 2005, providing a full range of services for managing personal wealth. The business has now been in operation for 20 months, and has achieved a critical mass in terms of clients and business size. During the start-up period, the Bank focused on recruiting the best talent, and the effort has been rewarded with the establishment of a strong reputation and excellent clientele.

The first half of 2007 continued to provide many investment opportunities for BEA Private Banking clients. A range of strategies was offered, including some with principal guarantees suitable for conservative clients and others with high potential returns through participation in equity products. In general, the buoyant equity markets rewarded clients handsomely, in line with individual clients' preferred risk exposure.

INVESTMENT BANKING AND SERVICES

East Asia Securities Company Limited — Securities Cybertrading

For the first six month of 2007, East Asia Securities continued to benefit from better local market sentiment and improved investor confidence.

East Asia Securities is committed to using technology to improve and expand its brokerage service network. When compared with the corresponding period last year, the Company registered a rise of 19% in the number of Cybertrading accounts. As of 30th June, 2007, more than 66% of the Company's securities clients had subscribed to Cybertrading.

East Asia Securities has stepped up efforts to encourage customers to make increased use of electronic trading. Currently, the volume of transactions executed via Cybertrading, expressed as a percentage of total turnover, accounts for some 51% of the number of trades and 24% of the gross transaction value.

In view of the dramatic increase in market turnover and the trading volume conducted through Cybertrading, East Asia Securities has plans to further upgrade the hardware of its online trading system in the third quarter of 2007.

East Asia Futures Limited — Futures Cybertrading

For the first six months of 2007, East Asia Futures, the wholly-owned futures and option broking arm of the Bank, continued to benefit from the improved local market sentiment and steady growth in demand for derivative products.

The Company experienced strong response to the introduction of Futures Cybertrading. As compared with the corresponding period last year, the Company registered a rise of 39% in the number of Futures Cybertrading accounts. As of 30th June, 2007, more than 67% of the Company's clients have subscribed to the Futures Cybertrading service.

East Asia Futures has instituted various incentive schemes to encourage clients to execute trades via its electronic trading platform. Currently, the volume of transactions executed via the Futures Cybertrading system, expressed as a percentage of total turnover, represents some 54% of total trades and 47% of transaction value.

In addition, East Asia Futures will implement a system upgrade before the third quarter of 2007 in order to boost the speed of order placement and execution via the Futures Cybertrading system.

CHINA OPERATIONS

BEA reached a milestone in its China business during the first half of the year, successfully transferring its operations on the Mainland to a locally-incorporated bank - The Bank of East Asia (China) Limited ("BEA-China"). The establishment of BEA-China, which commenced business on 2nd April, 2007, will speed up the Bank's expansion on the Mainland. Furthermore, BEA-China will be able to provide a wider range of banking services including, but not limited to, deposits, wealth management, derivative products, agency services for both life and general insurance products, consumer loans, end-user mortgage loans, foreign exchange, Renminbi forward services, project finance and commercial loans, construction loans, property investment loans, trade finance facilities, account receivable finance and working capital finance.

The Bank has taken advantage of the opportunities provided by the establishment of BEA-China to significantly expand its presence on the Mainland. In February 2007, a new branch was added in Shenyang, Liaoning Province. In addition, ten sub-branches were opened over the past seven months. Wuhan Branch, upgraded from the existing Wuhan Representative Office, is scheduled to commence business in August this year. BEA-China has also recently obtained preliminary approval from the China Banking Regulatory Commission to prepare for the establishment of Nanjing Branch. It is expected that Nanjing Branch will open by the end of this year.

At present, BEA operates 44 outlets, one of the most extensive networks of any foreign bank operating on the Mainland. Headquartered in Shanghai, BEA-China's network comprises 13 branches and 24 sub-branches. The parent company, BEA, operates a branch in Shanghai for foreign exchange wholesale business, and five representative offices. BEA also has branches in Macau, Taipei and Kaohsiung.

OVERSEAS OPERATIONS

Two new branches were added to the branch network of The Bank of East Asia (U.S.A.) N.A. ("BEA-USA") during the period, both in the New York region, one in Brooklyn and the second in Flushing. Including these two new branches, BEA-USA currently has a total of 10 outlets – three in New York, four in Los Angeles and three in San Francisco. Plans are under way to open seven additional branches in New York and in California in the next 18 months.

To complement the expansion of BEA's overseas network, greater emphasis is being placed on automating the systems and processes in the overseas operations. In April 2007, BEA-USA implemented a new system for its trade finance and treasury operations, which enables BEA-USA to process a larger volume of transactions more efficiently.

In the United Kingdom, BEA replaced its core banking system in its two branches in London and Birmingham, introducing advanced features that cater for today's demanding banking environment.

Construction work for the new BEA Singapore Branch Building at 60 Robinson Road has commenced, and the new building will be ready for occupancy by the fourth quarter of 2008.

CORPORATE SERVICES

The BEA Group, through Group member Tricor Holdings Limited ("Tricor"), is a leading provider of business, corporate and investor services in the region. These services include accounting, company formation, corporate compliance and company secretarial, executive search and selection, initial public offerings ("IPO") and share registration, payroll outsourcing and fund and trust administration.

Tricor recorded substantial growth in gross revenue for the first half of the year, and is the key contributor to the BEA Group's fee and commission income earnings. Tricor's investor services practice, which services over 50% of the companies listed in Hong Kong, has benefited from the increasing number of companies from both Hong Kong and Mainland China launching IPOs in Hong Kong. With the vibrant economy in the region, Hong Kong and some of the overseas offices have continued to experience strong demand for their accounting and payroll services, as well as their company secretarial and corporate compliance work.

In early 2007, Tricor Malaysia acquired two reputable corporate services practices, one located in Kuala Lumpur and the other in Johor Bahru. In April, Tricor acquired the corporate services practice of Ernst & Young in Barbados, further strengthening Tricor's capability to provide offshore corporate services.

Tricor now operates in 12 cities and employs some 1,080 professional and support staff in the region, compared with a staff complement of 1,000 six months ago.

HUMAN RESOURCES

The Bank of East Asia Group employees at the end of June 2007:

Hong Kong	4,941
Other Greater China	2,850
Overseas	862
Total	8,653

The Bank has further enhanced its in-house training programmes, offering a more comprehensive, systematic and responsive learning platform with a view to better strengthening the professionalism and productivity of staff members. In addition, the Bank supported the Staff Sports Recreation Club to organise various staff activities, promoting physical fitness and social gatherings.

FUTURE PROSPECTS

BEA continued to pursue a growth strategy during the first half of 2007. The Bank was able to capture business opportunities deriving from the improvement in the domestic lending environment, and the solid growth in loan demand on the Mainland. Looking forward, it is expected that loan growth and new business opportunities will remain buoyant in the second half of this year, due to the positive economic outlook for both Hong Kong and China.

BEA's wealth management business, especially private banking, structured products and bancassurance, will continue to be the focal nexus of the Bank. BEA will continue to maximise its cross-selling initiatives by leveraging the leading corporate services and share registration services of Tricor and the insurance businesses of Blue Cross. Apart from organic growth, BEA will also continue to look for return on equity accretive expansion opportunities through potential acquisitions and strategic alliances in Hong Kong, the rest of China and overseas.

BEA has attained significant growth in overseas territories, particularly in the United States and Southeast Asia. BEA will continue to expand its business scope on the Mainland to meet growing market opportunities. To maintain its leading position in the market, the Bank will maintain a proactive approach to introduce new products and aggressively strengthen its branch network coverage.

On the operation side, BEA will continue to focus on improving and enhancing operating efficiency, including streamlining operating systems, branch rationalisation, and relocating suitable operating functions to the Mainland. In addition, BEA will strive to further raise its service quality, continually striving to exceed customer expectations. The Bank will maintain its commitment to a high level of investment in information technology, risk management and corporate governance to enhance its services and products.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS

As at 30th June, 2007, the interests and short positions of the Directors and Chief Executive of the Bank in the shares, underlying shares and debentures of the Bank and its associated corporations as recorded in the Register required to be kept under section 352 of the Securities and Futures Ordinance (the "SFO") were as follows:

I. Long positions in shares of the Bank

Name	Capacity and nature	No. of shares	Total	% of issued share capital
David LI Kwok-po	Beneficial owner	30,339,985		
	Interest of spouse	1,277,242	31,617,227[1]	2.02
LI Fook-wo	Beneficial owner	1,235,804		
	Founder of discretionary trust	30,655,378	31,891,182[2]	2.03
WONG Chung-hin	Beneficial owner	46,810		
	Interest of spouse	344,131	390,941[3]	0.02
LEE Shau-kee	Beneficial owner	647,985		
	Interest of corporation	1,000,000	1,647,985[4]	0.11
Allan WONG Chi-yun	Interest of spouse	124		
	Founder of discretionary trust	10,729,192	10,729,316[5]	0.68
Aubrey LI Kwok-sing	Beneficial owner	23,391		
	Interest of spouse	16,107		
	Beneficiary of discretionary trust	30,655,378	30,694,876[6]	1.96
Joseph PANG Yuk-wing	Beneficial owner	1,000,000	1,000,000	0.06
William MONG Man-wai	Beneficial owner	908,467		
	Interest of corporation	5,242,661	6,151,128[7]	0.39
Winston LO Yau-lai	—	—	Nil	Nil
KHOO Kay-peng	Interest of corporation	1,023,494	1,023,494[8]	0.07
Thomas KWOK Ping-kwong	—	—	Nil	Nil
Richard LI Tzar-kai	—	—	Nil	Nil
TAN Man-kou	—	—	Nil	Nil
Kenneth LO Chin-ming	—	—	Nil	Nil
Eric LI Fook-chuen	Beneficial owner	1,040,201		
	Founder and beneficiary of discretionary trust	18,769,731		
	Interest of corporation	14,039,595	33,849,527[9]	2.16
Stephen Charles LI Kwok-sze	Beneficial owner	11,432,260		
	Interest of children	456,545		
	Beneficiary of discretionary trusts	1,875,800	13,764,605[10]	0.88

Notes:

1. *David LI Kwok-po was the beneficial owner of 30,339,985 shares and he was deemed to be interested in 1,277,242 shares through the interests of his spouse, Penny POON Kam-chui.*

2. *LI Fook-wo was the beneficial owner of 1,235,804 shares. The remaining 30,655,378 shares were held by The Fook Wo Trust, of which LI Fook-wo was the founder, but he had no influence on how the trustee exercises his discretion. The disclosure of these 30,655,378 shares was made on a voluntary basis. Aubrey LI Kwok-sing was also interested in this same block of 30,655,378 shares as one of the discretionary beneficiaries of the trust (please refer to note 6 below).*

3. *WONG Chung-hin was the beneficial owner of 46,810 shares and he was deemed to be interested in 344,131 shares through the interests of his spouse, LAM Mei-lin.*

4. *LEE Shau-kee was the beneficial owner of 647,985 shares.*

   LEE Shau-kee was deemed to be interested in 1,000,000 shares held through Superfun Enterprises Limited ("Superfun"). Superfun was wholly owned by The Hong Kong and China Gas Company Limited which was 38.55% held by Henderson Investment Limited which in turn was 67.94% held by Kingslee S.A., a wholly-owned subsidiary of Henderson Land Development Company Limited ("Henderson Land").

   Henderson Land was 57.80% held by Henderson Development Limited ("Henderson Development"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of Henderson Development. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by LEE Shau-kee.

5. *Allan WONG Chi-yun was deemed to be interested in 124 shares through the interests of his spouse, Margaret KWOK Chi-wai. He was also deemed to be interested in 10,729,192 shares held by a discretionary trust, The Wong Chung Man 1984 Trust, of which Allan WONG Chi-yun was a founder.*

6. *Aubrey LI Kwok-sing was the beneficial owner of 23,391 shares and he was deemed to be interested in 16,107 shares through the interests of his spouse, Elizabeth WOO. The remaining 30,655,378 shares were held by The Fook Wo Trust, a discretionary trust in which Aubrey LI Kwok-sing was one of the discretionary beneficiaries. LI Fook-wo had also made disclosure in respect of the same block of 30,655,378 shares as founder of the discretionary trust (please refer to note 2 above).*

7. *William MONG Man-wai was the beneficial owner of 908,467 shares. Of the remaining 5,242,661 shares, (i) 4,502,798 shares were held through Shun Hing Electronic Trading Co. Ltd., (ii) 668,323 shares were held through Shun Hing Technology Co. Ltd., and (iii) 71,540 shares were held through Shun Hing Advertising Co. Ltd. Such corporations are accustomed to act in accordance with the directions or instructions of William MONG Man-wai who is the Chairman of these corporations.*

8. *KHOO Kay-peng was deemed to be interested in 1,023,494 shares which were held through Bonham Industries Limited, a company in which he held 99.9% of the issued capital.*

9. *Eric LI Fook-chuen was the beneficial owner of 1,040,201 shares, and 18,769,731 shares were held by New Jerico Limited in the capacity of trustee of The Jerico Unit Trust. Eric LI Fook-chuen is the sole director of New Jerico Limited. All the units in The Jerico Unit Trust are held by The New Elico Trust, of which Eric LI Fook-chuen is the founder and a discretionary beneficiary. Eric LI Fook-chuen was also deemed to be interested in 14,039,595 shares held by The Kowloon Dairy Limited of which he is the Chairman and Chief Executive Officer.*

10. *Stephen Charles LI Kwok-sze was the beneficial owner of 11,432,260 shares, and he was deemed to be interested in 456,545 shares through the interests of his children under the age of 18. Of the remaining 1,875,800 shares, (i) 1,720,800 shares were held by a discretionary trust of which Stephen Charles LI Kwok-sze, his spouse and his children under the age of 18 are beneficiaries; and (ii) 155,000 shares were held by a discretionary trust of which his children under the age of 18 are beneficiaries.*

II. Long positions in (in respect of equity derivatives) underlying shares of the Bank

Shares options, being unlisted physically settled equity derivatives, to subscribe for the ordinary shares of the Bank were granted to David LI Kwok-po and Joseph PANG Yuk-wing pursuant to the approved Staff Share Option Schemes. Information in relation to these shares options during the six months ended 30th June, 2007 was shown in the following section under the heading "Information on Share Options".

Save as disclosed above, no other interest or short position in the shares, underlying shares or debentures of the Bank or any of its associated corporations were recorded in the Register.

INFORMATION ON SHARE OPTIONS

Information in relation to share options disclosed in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") was as follows:

(1) Movement of share options during the six months ended 30th June, 2007:

Name	Date of Grant[a]	Number of Share Options				
		Outstanding at 1/1/2007	Granted	Exercised	Lapsed	Outstanding at 30/6/2007
David LI Kwok-po	18/4/2002	850,000	—	850,000[c]	—	Nil
	02/5/2003	1,000,000	—	—	—	1,000,000
	22/4/2004	1,000,000	—	—	—	1,000,000
	03/5/2005	1,000,000	—	—	—	1,000,000
	03/5/2006	1,000,000	—	—	—	1,000,000
	10/5/2007	—	1,000,000[b]	—	—	1,000,000
Joseph PANG Yuk-wing	18/4/2002	400,000	—	400,000[c]	—	Nil
	02/5/2003	500,000	—	—	—	500,000
	22/4/2004	500,000	—	—	—	500,000
	03/5/2005	500,000	—	—	—	500,000
	03/5/2006	500,000	—	—	—	500,000
	10/5/2007	—	500,000[b]	—	—	500,000
Aggregate of other Employees[1]	18/4/2002	205,000	—	205,000[c]	—	Nil
	02/5/2003	895,000	—	605,000[c]	—	290,000
	22/4/2004	3,750,000	—	1,020,000[c]	—	2,730,000
	03/5/2005	8,310,000	—	2,255,000[c]	—	6,055,000
	03/5/2006	1,250,000	—	—	—	1,250,000
	10/5/2007	—	1,250,000[b]	—	—	1,250,000
Other Participant[2]	18/4/2002	400,000	—	400,000[c]	—	Nil
	02/5/2003	500,000	—	—	—	500,000
	22/4/2004	500,000	—	—	—	500,000
	03/5/2005	500,000	—	—	—	500,000
	03/5/2006	500,000	—	—	—	500,000

1 *Employees working under employment contracts that were regarded as "Continuous Contracts" for the purpose of the Hong Kong Employment Ordinance.*

2 *The Other Participant refers to the former Executive Director, who retired and resigned as a Director of the Bank with effect from 1st May, 2007. The options were granted to him prior to his retirement and resignation and remained exercisable as at 30th June, 2007.*

Notes:

a *Particulars of share options:*

Date of Grant	*Vesting Period*	*Exercise Period*	*Exercise Price Per Share*
			HK$
18/4/2002	*18/4/2002 — 17/4/2003*	*18/4/2003 — 18/4/2007*	*15.80*
02/5/2003	*02/5/2003 — 01/5/2004*	*02/5/2004 — 02/5/2008*	*14.90*
22/4/2004	*22/4/2004 — 21/4/2005*	*22/4/2005 — 22/4/2009*	*23.23*
03/5/2005	*03/5/2005 — 02/5/2006*	*03/5/2006 — 03/5/2010*	*22.95*
03/5/2006	*03/5/2006 — 02/5/2007*	*03/5/2007 — 03/5/2011*	*33.05*
10/5/2007	*10/5/2007 — 09/5/2008*	*10/5/2008 — 10/5/2012*	*47.13*

b (i) *The closing price of the shares of the Bank immediately before 10th May, 2007 on which the options were granted was HK$47.55.*

(ii) *Fair value of share options granted during the six months ended 30th June, 2007 and assumptions:*

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of the share option granted is measured based on a trinomial lattice model. The contractual life of the option is used as an input into this model.

	30/06/2007
Fair value at measurement date	*HK$11.13*
Share price	*HK$47.00*
Exercise price	*HK$47.13*
Expected volatility (expressed as weighted average volatility used in the modelling under trinomial lattice model)	*30.92%*
Option life	*5 years*
Expected dividends	*4.82%*
Risk-free interest rate (based on Exchange Fund Notes)	*4.10%*

The expected volatility is based on the historic volatility (calculated based on the weighted average remaining life of the share options), adjusted for any expected changes to future volatility based on publicly available information. Expected dividends are based on historical dividends. Changes in the subjective input assumptions could materially affect the fair value estimate.

Share options were granted under a service condition. This condition has not been taken into account in the grant date fair value measurement of the services received. There were no market conditions associated with the share option grants.

c *The half-year weighted average ("HWA") closing price of the shares of the Bank immediately before the date on which the Options were exercised during the six months ended 30th June, 2007:*

Date of Grant	*No. of Options Exercised*	*Exercise Price Per Share*	*HWA Closing Price*
		HK$	*HK$*
18/4/2002	*1,855,000*	*15.80*	*44.99*
02/5/2003	*605,000*	*14.90*	*45.61*
22/4/2004	*1,020,000*	*23.23*	*45.72*
03/5/2005	*2,255,000*	*22.95*	*45.83*

(2) No share options were cancelled during the six months ended 30th June, 2007.

(3) The accounting policy adopted for share options:

The option exercise price equals the fair value of the underlying shares at the date of grant. When the options are exercised, equity is increased by the amount of the proceeds received. The fair value of share options granted to employees is recognised as an expense in the profit and loss account with a corresponding increase in a capital reserve within equity. The fair value is measured at the grant date using the trinomial model, taking into account terms and conditions upon which the options were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to those share options, the total estimated fair value of the share options is spread over the vesting period, taking into account the probability that the options will vest.

During the vesting period, the number of share options that is expected to vest is reviewed. Any adjustment to the cumulative fair value recognised in prior years is charged or credited to the profit and loss account for the year of the review unless the original expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognised as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to capital reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the Bank's shares.

The amount recognised in capital reserve is retained until either the option is exercised (when it is transferred to share premium) or the option expires (when it is released directly to retained profits).

Save as disclosed above, as at 30th June, 2007, none of the Directors or Chief Executive of the Bank or their spouses or children under 18 years of age were granted or exercised any right to subscribe for any equity or debt securities of the Bank or any of its associated corporations.

As at 30th June, 2007, the interests and short positions of Substantial Shareholders and Other Persons of the Bank in the shares and underlying shares of the Bank as recorded in the Register required to be kept under section 336 of the SFO were as follows:

Name	Capacity and nature	No. of shares	% on issued share capital
Silchester International Investors Limited	Investment Manager	92,445,800[1](L)	5.89
Deutsche Bank Aktiengesellschaft	Beneficial owner, investment manager and person having a security interest in shares	142,126,917[2](L) 83,130,826[2](S)	9.06 5.30

[1] *Silchester International Investors Limited has informally notified the Bank that as at 30th June, 2007, it held 83,291,600 shares (representing approximately 5.31% of the Bank's issued share capital) and this decrease in shareholding was not required to be disclosed under Part XV of the SFO.*

[2] *Of these interests, long position of 129,031,405 shares and short position of 81,992,438 shares were unlisted cash settled derivative interests. On 4th July, 2007, the Bank received notification from Deutsche Bank Aktiengesellschaft that as at 28th June, 2007, it held a long position of 142,253,462 shares (of which 129,031,405 shares were unlisted cash settled derivative interests) and a short position of 20,422,253 shares (of which 19,419,265 shares were unlisted cash settled derivative interests), representing approximately 9.07% and 1.30% respectively of the Bank's issued share capital. This notification was recorded in the Register on 4th July, 2007.*

(L) = Long Position
(S) = Short Position

Save as disclosed above, no other interest or short position in the shares or underlying shares of the Bank were recorded in the Register.

DEALING IN LISTED SECURITIES OF THE BANK

There was no purchase, sale or redemption by the Bank, or any of its subsidiaries, of listed securities of the Bank during the six months ended 30th June, 2007.

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

Being the largest independent local bank in Hong Kong, the Bank is committed to maintaining the highest corporate governance standards. The Board considers such commitment essential in balancing the interests of shareholders, customers and employees; and in upholding accountability and transparency.

BEA has complied with all the Code Provisions set out in Appendix 14, Code on Corporate Governance Practices of the Listing Rules, throughout the accounting period for the six months ended 30th June, 2007, except for Code Provision A.2.1 as explained below.

Code Provision A.2.1 stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

Dr. The Hon. Sir David LI Kwok-po is the Chairman and Chief Executive of the Bank. The Board considers that this structure will not impair the balance of power and authority between the Board and the Management of the Bank. The balance of power and authority is ensured by the operations of the Board, which comprises experienced and highly qualified individuals. The Board meets regularly every two months to discuss issues affecting operations of the Bank. There is a strong independent element in the composition of the Board. Of the 16 Board members, seven are Independent Non-executive Directors. The Board believes that the current structure is conducive to strong and consistent leadership, enabling the Bank to make and implement decisions promptly and efficiently. The Board believes that Sir David's appointment to the posts of Chairman and Chief Executive is beneficial to the business prospects and management of the Bank.

COMPLIANCE WITH MODEL CODE

The Bank has established its own code of securities transactions by the Directors and Chief Executive, i.e. *Policy on Insider Trading — Directors and Chief Executive* ("Bank's Policy") on terms no less exacting than the required standard set out in Appendix 10 — Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") of the Listing Rules.

The Bank has also established a *Policy on Insider Trading – Group Personnel* to be observed by the employees of the Bank or directors or employees of the Bank's subsidiaries, in respect of their dealings in the securities of the Bank.

Having made specific enquiry of all Directors of the Bank during the six months ended 30th June, 2007, Directors of the Bank have complied with the required standard set out in the Model Code and the Bank's Policy.

By order of the Board
David LI Kwok-po
Chairman & Chief Executive

Hong Kong, 2nd August, 2007.

As at the date of this report, the Executive Directors of the Bank are: Dr. The Hon. Sir David LI Kwok-po (Chairman and Chief Executive) and Mr. Joseph PANG Yuk-wing (Deputy Chief Executive); Non-executive Directors of the Bank are: Dr. LI Fook-wo; Mr. Aubrey LI Kwok-sing, Dr. William MONG Man-wai, Tan Sri Dr. KHOO Kay-peng, Mr. Richard LI Tzar-kai, Mr. Eric LI Fook-chuen and Mr. Stephen Charles LI Kwok-sze; and Independent Non-executive Directors are: Mr. WONG Chung-hin, Dr. LEE Shau-kee, Dr. Allan WONG Chi-yun, Mr. Winston LO Yau-lai, Mr. Thomas KWOK Ping-kwong, Mr. TAN Man-kou and Mr. Kenneth LO Chin-ming.

遵守標準守則

本行已自行訂立一套與《上市規則》附錄10「上市發行人董事進行證券交易的標準守則」(「標準守則」)所訂標準同樣嚴格的董事及行政總裁證券交易政策,即*內幕交易政策—董事及行政總裁*(「本行政策」)。

本行亦已訂立一份*內幕交易政策—集團人士*以供本行僱員,或本行附屬公司的董事或僱員,遵照規定買賣本行證券。

經向所有董事作出特定的查詢後,在截至2007年6月30日止6個月的期間內,本行董事已遵守標準守則及本行政策中所要求的標準。

承董事會命
主席兼行政總裁
李國寶 謹啟

香港,2007年8月2日

在本報告日期,本行的執行董事為:李國寶爵士(主席兼行政總裁)及彭玉榮先生(副行政總裁);非執行董事則為:李福和博士、李國星先生、蒙民偉博士、丹斯里邱繼炳博士、李澤楷先生、李福全先生及李國仕先生;而獨立非執行董事則為:黃頌顯先生、李兆基博士、黃子欣博士、羅友禮先生、郭炳江先生、陳文裘先生,以及駱錦明先生。

大股東及其他人士的權益

於2007年6月30日，根據《證券及期貨條例》第336條須予備存的登記冊所記錄，大股東及其他人士擁有本行的股份及相關股份的權益及淡倉如下：

姓名	身分及性質	股份數目	佔已發行股本的百分率
Silchester International Investors Limited	投資經理	92,445,800[1](L)	5.89
Deutsche Bank Aktiengesellschaft	實益擁有人、投資經理及對股份持有保證權益的人	142,126,917[2](L) 83,130,826[2](S)	9.06 5.30

[1] *Silchester International Investors Limited非正式通知本行，其於2007年6月30日持有本行83,291,600股股份（佔本行已發行股本約5.31%）。而減持該等股份無須根據《證券及期貨條例》第XV部作出披露。*

[2] *在此等權益當中，好倉129,031,405股及淡倉81,992,438股屬於非上市以現金交收的衍生權益。於2007年7月4日，本行收到Deutsche Bank Aktiengesellschaft的通知，其於2007年6月28日持有本行股份的好倉142,253,462股（其中129,031,405股屬於非上市以現金交收的衍生權益）及淡倉20,422,253股（其中19,419,265股屬於非上市以現金交收的衍生權益），佔本行已發行股本分別約9.07%及1.30%。該通知已於2007年7月4日記錄於登記冊內。*

(L)=好倉
(S)=淡倉

除上述披露外，概無其他本行股份或相關股份的權益或淡倉載於該登記冊內。

買賣本行上市證券

截至2007年6月30日止6個月內，本行或其任何附屬公司並無購入、出售或贖回本行的上市證券。

遵守企業管治常規守則

作為本港最大的獨立本地銀行，本行致力維持最高的企業管治標準。董事會認為此承諾對於平衡股東、客戶及員工的利益，以及保持問責及透明度，至為重要。

除以下所述偏離守則條文A.2.1的行為外，本行在截至2007年6月30日止6個月的會計期間內，已遵守載於《上市規則》附錄14「企業管治常規守則」（「守則」）中的全部守則條文。

守則條文A.2.1規定主席與行政總裁的角色應有區分，並不應由一人同時兼任。

李國寶爵士為本行的主席兼行政總裁。董事會認為此架構不會影響董事會與管理層兩者之間的權力和職權的平衡。本行董事會由極具經驗和資歷的成員組成。董事會定期每兩個月開會，以商討影響本行運作的事項。透過董事會的運作，足以確保權力和職權得到平衡。董事會的組合具有強大的獨立元素，在16位董事會成員當中，7位是獨立非執行董事。董事會相信現時的架構有助於建立穩健而一致的領導權，使本行能夠迅速及有效地作出及實施各項決定。董事會相信委任李爵士出任主席兼行政總裁之職，會有利於本行的業務發展及管理。

於計量日的公平價值	*HK$11.13*
股價	*HK$47.00*
行使價	*HK$47.13*
預計波幅(以三項式期權定價模式內採用的加權平均波幅)	*30.92%*
認股權年期	*5年*
估計股息	*4.82%*
無風險利率(根據外匯基金票據)	*4.10%*

預計波幅是根據過往之波幅(以認股權的加權剩餘年期計算),再調整因公眾所知的資訊影響未來波幅的估計變動。估計股息按過往的股息。主觀輸入假設的變動可能重大影響公平價值的估計。

認股權的授予須符合服務條件。該條件並未納入計算於授予日獲得服務的公平價值。並無市場條件與授予認股權有關。

c *在截至2007年6月30日止6個月內本行股份在緊接有關認股權行使日期之前的半年加權平均收市價:*

授予日期	*行使認股權數目*	*每股行使價*	*半年加權平均收市價*
		港幣(元)	*港幣(元)*
18/4/2002	*1,855,000*	*15.80*	*44.99*
02/5/2003	*605,000*	*14.90*	*45.61*
22/4/2004	*1,020,000*	*23.23*	*45.72*
03/5/2005	*2,255,000*	*22.95*	*45.83*

(2) 截至2007年6月30日止6個月內並無認股權被註銷。

(3) 有關認股權的會計政策:

股權行使價與相關股份於授予日的公平價值相同。當認股權被行使時,所得款項存入股東權益。認股權的公平價值於損益賬內確認為支出,而在股東權益內的資本儲備作相應的增加。公平價值乃採用三項式期權定價模式,按認股權授予日計算,並顧及授予認股權的條款。當僱員須符合歸屬期條件才可無條件享有該等認股權,預計公平價值總額在歸屬期內攤分入賬,並已考慮認股權歸屬的或然率。

估計可歸屬認股權的數目須在歸屬期內作出檢討。除非原本支出符合資產確認之要求,任何已在往年確認的累積公平價值之調整須在檢討期內的損益賬支銷或回撥,並在資本儲備作相應調整。在歸屬日,除非因未能符合歸屬條件引致權利喪失純粹與本行股份的市價有關,確認為支出之金額按歸屬認股權的實際數目作調整(並在資本儲備作相應調整)。

確認在資本儲備內的金額會被保留,直至當認股權被行使時(轉入股份溢價),或當認股權之有效期屆滿時(轉入留存溢利)。

除上述所披露外,於2007年6月30日,本行的董事或行政總裁或他們的配偶或18歲以下子女概無獲授或行使任何權利以認購本行或其任何相聯公司的股本或債務證券。

認股權資料

根據《香港聯合交易所證券上市規則》(「上市規則」)所披露有關認股權的資料如下：

(1) 截至2007年6月30日止6個月內認股權的變動：

姓名	授予日期[a]	認股權數目 於1/1/2007日尚未行使	授出	行使	失效	於30/06/2007尚未行使
李國寶	18/4/2002	850,000	—	850,000[c]	—	無
	02/5/2003	1,000,000	—	—	—	1,000,000
	22/4/2004	1,000,000	—	—	—	1,000,000
	03/5/2005	1,000,000	—	—	—	1,000,000
	03/5/2006	1,000,000	—	—	—	1,000,000
	10/5/2007	—	1,000,000[b]	—	—	1,000,000
彭玉榮	18/4/2002	400,000	—	400,000[c]	—	無
	02/5/2003	500,000	—	—	—	500,000
	22/4/2004	500,000	—	—	—	500,000
	03/5/2005	500,000	—	—	—	500,000
	03/5/2006	500,000	—	—	—	500,000
	10/5/2007	—	500,000[b]	—	—	500,000
其他僱員的總數[1]	18/4/2002	205,000	—	205,000[c]	—	無
	02/5/2003	895,000	—	605,000[c]	—	290,000
	22/4/2004	3,750,000	—	1,020,000[c]	—	2,730,000
	03/5/2005	8,310,000	—	2,255,000[c]	—	6,055,000
	03/5/2006	1,250,000	—	—	—	1,250,000
	10/5/2007	—	1,250,000[b]	—	—	1,250,000
其他參與人[2]	18/4/2002	400,000	—	400,000[c]	—	無
	02/5/2003	500,000	—	—	—	500,000
	22/4/2004	500,000	—	—	—	500,000
	03/5/2005	500,000	—	—	—	500,000
	03/5/2006	500,000	—	—	—	500,000

[1] *按香港《僱傭條例》所指的「連續合約」工作的僱員。*

[2] *其他參與人指前執行董事，其於2007年5月1日退休及辭任本行董事一職。在其退休及辭任前已獲授予該等認股權，而該等認股權在2007年6月30日仍可行使。*

附註：

a *認股權詳情：*

授予日期	*有效期*	*行使期*	*每股行使價 港幣(元)*
18/4/2002	*18/4/2002—17/4/2003*	*18/4/2003—18/4/2007*	*15.80*
02/5/2003	*02/5/2003—01/5/2004*	*02/5/2004—02/5/2008*	*14.90*
22/4/2004	*22/4/2004—21/4/2005*	*22/4/2005—22/4/2009*	*23.23*
03/5/2005	*03/5/2005—02/5/2006*	*03/5/2006—03/5/2010*	*22.95*
03/5/2006	*03/5/2006—02/5/2007*	*03/5/2007—03/5/2011*	*33.05*
10/5/2007	*10/5/2007—09/5/2008*	*10/5/2008—10/5/2012*	*47.13*

b (i) *本行股份在緊接2007年5月10日授出認股權當日之前的收市價為港幣47.55元。*

(ii) *在截至2007年6月30日止6個月內的認股權的公平價值及假設：*

獲得服務以換取認股權的公平價值按授予認股權的公平價值計量。授予認股權之估計公平價值按三項式期權定價模式。認股權的合約年期須輸入該模式。

1. 李國寶為30,339,985股的實益擁有人。由於其配偶潘金翠擁有1,277,242股之權益，他亦被視為擁有該等股份。

2. 李福和為1,235,804股的實益擁有人。餘下之30,655,378股由The Fook Wo Trust持有，李福和為該信託的成立人，惟他不可以影響受託人如何行使其酌情權。披露該30,655,378股出於自願性質。李國星作為該信託其中一位酌情受益人，亦擁有該30,655,378股的權益(請參閱下列附註6)。

3. 黃頌顯為46,810股的實益擁有人。由於其配偶林美蓮擁有344,131股之權益，他亦被視為擁有該等股份。

4. 李兆基為647,985股的實益擁有人。

李兆基被視為擁有由Superfun Enterprises Limited(「Superfun」)持有之1,000,000股。Superfun由香港中華煤氣有限公司(「中華煤氣」)全資擁有。由Kingslee S.A.持有67.94%股權的恒基兆業發展有限公司持有中華煤氣38.55%股權。而Kingslee S.A.是恒基兆業地產有限公司(「恒基地產」)的全資附屬公司。

恒基兆業有限公司(「恒基兆業」)持有恒基地產57.80%股權。Hopkins (Cayman) Limited(「Hopkins」)，作為一個單位信託(「該單位信託」)的受託人，擁有恒基兆業的全部已發行普通股股份。Rimmer (Cayman) Limited(「Rimmer」)及Riddick (Cayman) Limited(「Riddick」)，分別為不同全權信託的受託人，持有該單位信託的單位。李兆基擁有Hopkins、Rimmer及Riddick的全部已發行股份。

5. 由於其配偶郭志蕙擁有124股之權益，黃子欣被視為擁有該等股份。而由於黃子欣為一個酌情信託The Wong Chung Man 1984 Trust的成立人，他亦被視為擁有該酌情信託所持有的10,729,192股。

6. 李國星為23,391股的實益擁有人。由於其配偶吳伊莉擁有16,107股之權益，他亦被視為擁有該等股份。餘下之30,655,378股由一個酌情信託The Fook Wo Trust持有，李國星為該信託的其中一位酌情受益人。作為該酌情信託的成立人，李福和亦已就該等30,655,378股作出披露(請參閱上列附註2)。

7. 蒙民偉為908,467股的實益擁有人。餘下的5,242,661股當中：(i) 4,502,798股由信興電器貿易有限公司持有；(ii) 668,323股由信興科技有限公司持有；及(iii) 71,540股由信興廣告有限公司持有。蒙民偉為該等法團的主席。該等法團慣於按照蒙民偉的指令或指示行事。

8. 由於邱繼炳擁有Bonham Industries Limited 99.9%已發行股份，他被視為擁有Bonham Industries Limited持有之1,023,494股。

9. 李福全為1,040,201股的實益擁有人。而18,769,731股由New Jerico Limited以The Jerico Unit Trust的受託人身分持有，李福全是New Jerico Limited的唯一董事。The New Elico Trust持有The Jerico Unit Trust的全部單位，而李福全為The New Elico Trust的成立人及一位酌情受益人。他亦被視為擁有由九龍維記牛奶有限公司持有的14,039,595股股份，李福全為該公司的主席兼行政總裁。

10. 李國仕為11,432,260股的實益擁有人。他亦被視為擁有由其18歲以下子女持有的456,545股。餘下的1,875,800股當中：(i) 1,720,800股由一個酌情信託持有，而李國仕、其配偶及其18歲以下子女皆為該酌情信託的受益人；及(ii) 155,000股由一個酌情信託持有，而李國仕的18歲以下子女為該酌情信託的受益人。

II. 本行相關股份(就股本衍生工具而言)的好倉

根據本行的認可僱員認股計劃，李國寶及彭玉榮獲授予認股權，以認購本行普通股股份。該等認股權屬於非上市以實物交收的期權。有關此等認股權在截至2007年6月30日止期間的資料，見於下列「認股權資料」項下。

除上述披露外，概無其他本行或其任何相聯法團的股份、相關股份或債權證的權益或淡倉載於該登記冊內。

董事及行政總裁權益

於2007年6月30日，根據《證券及期貨條例》第352條須予備存的登記冊所記錄，本行各董事及行政總裁於本行及其相聯法團的股份、相關股份及債權證中擁有的權益及淡倉如下：

I. 本行股份權益的好倉

姓名	身分及性質	股份數目	總數	佔已發行股本的百分率
李國寶	實益擁有人	30,339,985		
	配偶的權益	1,277,242	31,617,227[1]	2.02
李福和	實益擁有人	1,235,804		
	酌情信託的成立人	30,655,378	31,891,182[2]	2.03
黃頌顯	實益擁有人	46,810		
	配偶的權益	344,131	390,941[3]	0.02
李兆基	實益擁有人	647,985		
	法團的權益	1,000,000	1,647,985[4]	0.11
黃子欣	配偶的權益	124		
	酌情信託的成立人	10,729,192	10,729,316[5]	0.68
李國星	實益擁有人	23,391		
	配偶的權益	16,107		
	酌情信託的受益人	30,655,378	30,694,876[6]	1.96
彭玉榮	實益擁有人	1,000,000	1,000,000	0.06
蒙民偉	實益擁有人	908,467		
	法團的權益	5,242,661	6,151,128[7]	0.39
羅友禮	—	—	無	無
邱繼炳	法團的權益	1,023,494	1,023,494[8]	0.07
郭炳江	—	—	無	無
李澤楷	—	—	無	無
陳文裘	—	—	無	無
駱錦明	—	—	無	無
李福全	實益擁有人	1,040,201		
	酌情信託的成立人及受益人	18,769,731		
	法團的權益	14,039,595	33,849,527[9]	2.16
李國仕	實益擁有人	11,432,260		
	子女的權益	456,545		
	酌情信託的受益人	1,875,800	13,764,605[10]	0.88

企業服務

東亞銀行集團成員－卓佳集團(「卓佳」)在區內的商務、企業和投資者服務市場位居前列，服務範圍涵蓋會計、公司成立、企業法規監管及公司秘書、行政人員招聘、首次公開招股及股份登記、支薪外判、基金和信託行政管理。

卓佳在上半年內錄得可觀的總收入增長，是本集團服務費及佣金收入盈利的主要來源。卓佳的投資者服務已為本港逾50%上市公司所採用，期內因在本港首次公開招股的本港和內地公司增加而受惠。區內經濟繁榮，卓佳香港辦事處和部分海外辦事處的會計、支薪、公司秘書和企業法規監管服務，強大需求與日俱增。

2007年初，卓佳馬來西亞辦事處收購兩間著名的企業服務公司，其一位於吉隆坡，另一在新山。4月，卓佳收購安永會計師事務所在巴巴多斯的企業服務業務，進一步增強其離岸企業服務的實力。

卓佳業務遍及12個城市，目前聘有1,080名專業人員，而6個月前的員工人數為1,000名。

人力資源

東亞銀行集團於2007年6月30日的員工人數如下：

香港	4,941
大中華其他地區	2,850
海外	862
合計	8,653

本行進一步加強內部培訓，務求建立一個更全面、有系統和切合需要的學習系統，以提高員工的專業才能和工作效能。此外，本行於期內亦支持員工康體會舉辦了形形色色的健體和康樂活動。

前景

在2007年上半年，本行秉承以往的業務增長策略，成功掌握本地貸款環境轉好和內地貸款需求穩固增長而帶來的商機。有見香港和內地經濟前景樂觀，本行預期下半年的貸款增長保持強勁，營商機會續見蓬勃。

財富管理業務，特別是私人銀行、結構產品和銀行保險，仍為本行未來的業務發展核心。本行會著力鞏固卓佳在企業服務和股份登記服務，和藍十字在保險業務的領先地位，從而促進交叉銷售。在爭取自然增長之餘，本行更會透過在香港、內地和海外收購業務和結盟，不斷開拓股本回報擴大的機會。

本行在海外市場，尤其是美國和東南亞的業務大幅增長。在內地，本行持續拓展業務領域，以把握日益擴展的市場機遇。同時，為穩保市場領導地位，本行還會維持積極進取的方針，把嶄新產品引進內地，以及著力加強內地分行網絡。

營運方面，本行仍將以改善和提升運作效率為重點，包括精簡營運系統、施行分行優化，和遷移適合的支援業務至內地。此外，本行也會進一步提升服務素質，致力持續超越客戶的期望。再者，本行會履行一貫的承諾，大量投資於資訊科技、風險管理和企業規管，以提升服務和產品。

2007年上半年，本行全資附屬期貨和期權買賣服務公司—東亞期貨有限公司，同樣受惠於本地市場氣氛良好和衍生產品需求的平穩增長。

電子網絡期貨買賣服務推出後，廣受客戶歡迎。比對去年同期，有關賬戶增加39%；至2007年6月30日，已有超過67%的期貨客戶登記使用此項服務。

東亞期貨推行多項不同類型的促銷計劃，鼓勵客戶利用電子買賣平台執行交易。經由電子網絡期貨買賣系統完成的交易（以營業總額的百分比計算），分別佔總成交宗數和總成交金額的54%和47%。

除此之外，東亞期貨在2007年第3季前，將會提升電子期貨買賣系統，加快落盤和執行指示的速度。

中國業務

今年上半年，本行成功將中國內地業務轉歸內地註冊之子銀行—東亞銀行（中國）有限公司（「東亞（中國）」）管轄，標誌本行中國業務邁向新里程。東亞（中國）於2007年4月2日開業，致力拓展本行在內地的業務發展，提供多元化的銀行服務，包括：存款、財富管理、衍生金融產品、人壽保險和一般保險代理、個人消費貸款、樓宇按揭貸款、匯兑服務、人民幣遠期結售匯、項目融資和工商業貸款、建築貸款、物業投資貸款、貿易融資、應收賬融資、流動資金貸款等。

本行充分利用東亞（中國）成立的契機，積極拓展內地業務。於2007年2月，在遼寧省瀋陽市成立分行；並於過去7個月內增設10間支行；而由武漢代表處升格的武漢分行，已訂於本年8月啟業。除此之外，東亞（中國）已獲中國銀行業監督管理委員會批准籌建南京分行，預計該分行亦於本年底前開業。

本行為內地網絡最龐大的外資銀行之一，現設44個網點。東亞（中國）總部設於上海，經營13間分行和24間支行。本行於上海設有1間從事外匯批發銀行業務之分行，並於內地設有5間代表處。本行同時在澳門、台北和高雄設有分行。

海外分行業務

期內，美國東亞銀行在紐約區增設2間分行，分別位於布碌倫和法拉盛，令其分行總數增至10間（紐約3間、洛杉磯4間、三藩市3間）。美國東亞銀行正籌備於未來18個月內，在紐約和加州再增開共7間分行。

本行為配合海外網絡擴展，著重加強海外業務系統和運作的自動化。2007年4月，美國東亞銀行施行新的貿易融資和財務系統，提升處理大批交易的效率。

英國業務方面，本行更新了倫敦和伯明翰分行的核心銀行系統，增添先進功能以迎合現今銀行營運環境的要求。

本行位於新加坡Robinson Road 60號的新加坡分行大廈，建築工程已經開始，預算可於2008年第4季入伙。

銀行保險業務

以新造業務指數計算，本行人壽保險業務於2007年上半年的增長幅度為20%，期內推出了多項不同的保險計劃，更有效地迎合退休、醫療和人壽保障的市場需要，其中包括「靈活退休入息保障計劃」、「智康健」醫療儲蓄壽險計劃和「智安心」人壽保險計劃。

通過季度推廣優惠和交叉銷售計劃，本行一般保險業務錄得健康增長。

銀行保險拓展部積極擴展產品銷售渠道，以增加保費收入。期內經電子渠道所得的保費收入倍增，而源於電話推廣的保費收入，則佔整體人壽保險業務逾4%。

藍十字（亞太）保險有限公司

2007年首6個月，藍十字的一般保險收入增幅達26%。醫療保險、旅遊保險等核心業務的保費收入，分別上升37%和14%。藍十字由2005至2007年三度獲選「最受歡迎旅遊保險公司」，足顯其在旅遊保險市場的領導地位。

藍十字在上半年利用網上廣告和直銷推廣活動，進一步發展網上業務，包括在旅遊旺季推出旅遊保險網上申請優惠，因而令網上保費收入較去年同期增加逾150%。

藍十字亦與策略夥伴制訂一系列聯營保險計劃，以開發市場機遇。此等產品包括家庭醫療保險、裝修保險和寵物保險。

私人銀行業務

本行於2005年底前重新推出私人銀行業務，提供全面的個人財富管理服務，營運20個月以來，私人銀行的客戶人數和業務規模大增。開業初期，本行著力招募傑出人才，成效理想。客源壯大和業務聲譽日隆，是最佳明證。

本行私人銀行客戶在2007年上半年續享不少投資機會。本行為客戶提供多元化的投資策略，包括適合保守投資者的本金保證，和透過投資股市而達致理想潛在回報等。總括來說，股市興旺讓客戶獲享豐厚利潤；與此同時，本行亦能把投資風險控制在客戶可接受水平。

投資銀行服務

東亞證券有限公司—電子網絡股票買賣服務

2007年上半年，東亞證券受惠於本地市場氣氛好轉和投資信心增強，業務續見增長。

東亞證券採用先進科技，致力完善和擴充買賣代理服務網絡。與去年同期相比，東亞證券在期內的電子網絡買賣服務賬戶增加19%。至2007年6月30日，已有逾66%證券客戶登記使用此項服務。

東亞證券更積極鼓勵客戶使用電子網絡買賣服務。經由電子網絡股票買賣系統完成的交易（以營業總額的百分比計算），分別佔總成交宗數和總成交金額的51%和24%。

由於市場成交額飆升，透過電子網絡買賣系統進行的交易相應大增，東亞證券正計劃於2007年第3季進一步提升網上交易系統的硬件。

證券貸款

2007年上半年，香港股市甚為活躍，本行受惠於投資意慾旺盛，在新股認購貸款業務取得較去年同期逾500%的大幅增長。另外，本行於期內擔任10個新股上市項目的收票銀行，去年同期則參與了4個同類項目。

東亞銀行(信託)有限公司

強制性公積金

2007年上半年，本行強積金業務成績優異，大部分東亞強積金成分基金的表現優於市場平均水平。縱使競爭非常激烈和強積金市場漸趨成熟，本行在強積金成員人數和資產值方面，分別錄得超過8%和28%的增長。

信託服務

雖然香港於2006年取消遺產稅，然而，本行卻成功拓展新的收入來源。相比去年同期，2007年上半年的私人信託業務收入錄得65%的顯著增幅。

財富管理

結構產品

2007年上半年股市交投活躍，本行在香港所推出的股票掛鈎結構產品，較去年同期增加3倍。有些新產品已提早到期，為客戶和本行帶來了優厚盈利。

內地市場對境內投資和「合格境內機構投資者」(QDII)產品的需求龐大。今年首6個月內，本行推出40項有關產品，數量相當於去年同期所推出的6倍，創新本行紀錄。此等產品均為保本產品，為內地投資者提供另一穩妥的投資選擇，可藉以組成均衡的投資組合，抗禦A股市場的波動。

互惠基金業務／資產管理

2007年上半年，本行推出兩隻東亞銀行品牌的互惠基金，分別為「東亞環宇主題基金」和「東亞香港增長基金」。由於內地近期的規管措施轉變令不少資金流入本港，「東亞香港增長基金」正好為內地投資者提供參與香港股市的理想渠道。兩隻新基金推出後，市場反應令人十分鼓舞，截至6月底止，兩隻基金的資產值共達港幣5億5,000萬元以上。綜觀全期，本行投資基金業績超卓，銷售總額增長逾50%。

為協助客戶緊貼投資基金的市場和產品資訊，本行在2005年推出網上產品資料庫—網上基金中心；今年5月，提升了基金中心的服務，改良其中的分析工具和裝設更具效率的介面。

2007年上半年，本集團附屬公司—東亞資產管理有限公司(「東亞資產」)的客戶資產錄得穩定增長。期內，全權委託賬戶的資產值以至整體強積金業務均有良好增長，資產總值增加14.7%。

2007年4月19日，本行與德國Union Asset Management Holding AG簽訂合營協議，在香港成立以東亞資產為營運平台的合營資產管理公司。合營公司將名為東亞聯豐投資管理有限公司，是雙方機構在亞洲唯一的資產管理中心。新公司有利本行在區內包括內地，拓展基金管理業務。

私人貸款

私人財務部

乘2007年經濟興旺的勢頭，本行於上半年推出「好合你」分期貸款／循環貸款計劃。由於計劃切合客戶需要，而且具備創新特色，市場反應令人鼓舞，致使貸款總額與去年同期相比，錄得雙位數字增長。

領達財務

本行於2006年11月按照《放債人條例》設立全資附屬公司—領達財務有限公司（「領達財務」），涉足本地次級私人貸款市場。領達財務在過去6個月全力拓展業務，現設7間分行，位於灣仔、銅鑼灣、尖沙咀、旺角、觀塘、沙田和屯門，並正籌備於年底前增設更多業務據點。

信用卡業務

本行信用卡業務繼續以創新產品、卓越服務和投資未來為焦點，策略目標仍為吸納新客戶。期內，本行重點招攬年輕客戶，期望與客戶發展長遠的夥伴關係。

消費市道持續向好，期內信用卡簽賬額穩定增長。本行藉此利好市場氣氛，與著名商戶攜手推出新的簽賬推廣計劃和聯合宣傳活動。

期內，多項新產品相繼推出。東亞銀行Visa旅遊卡旨在開拓出境旅客市場，為全港首張外幣預繳卡。本行還推出JCB白金卡，目標對象為年輕客戶。

信用卡業務的超卓表現屢獲業界認同，不僅獲得萬事達卡「2006年萬事達卡商戶銷售額最高增長率」獎項，和「2006年萬事達卡發卡量最高增長率」第3名，還於2007年3月獲得「2006年中國銀聯商戶終端機最高數量」第2名。

展望未來，本行將會貫徹一向策略，著力擴大信用卡基礎和提升使用量。

企業銀行業務

企業貸款

本地企業貸款市場於2007年上半年穩步增長，其中以內地企業的融資和物業相關貸款佔多，原因是內地企業趁人民幣穩定上升之勢，對離岸美元融資的興趣大增，而土地拍賣日趨活躍，則帶動物業貸款增長。鑒於貸款市場資金充裕致使競爭熾熱，銀團貸款和雙邊貸款的息差保持在歷史新低水平。然而，於上半年，本行在銀團貸款市場保持活躍，擔當協調安排行和參與行的角色。

期內，中小型企業貸款的需求龐大。雖然此等企業在營業額方面錄得良好增長，但溢利升幅相對遜色，主因是經營成本，如租金、薪金和原材料價格高企；而油價上升，亦令不少行業的發展受到影響。製造商願意投資於機器，以減低勞工日益短缺和工資要求日高的影響，使設備貸款保持增長。內地消費市場擴張，是客戶關注焦點之一。本行為配合客戶的需要，特別安排香港和內地分行協力提供跨境融資和相關金融服務。

本行將會持續配合企業貸款市場上不斷轉變的需求，而且維持靈活的資產組合，涵蓋物業貸款、貿易融資、槓桿收購融資、首次公開招股前期融資、設備融資和基建項目融資。

資訊科技

新會計系統

本行於2007年上半年成功推行新的會計電腦系統。

個人銀行業務

分行業務

本行繼續推行「分行優化計劃」，以加強本地分行網絡；在2007年上半年，新增了調景嶺分行，為該區客戶服務。截至6月底，香港分行總數為88間。

上半年內，2間新顯卓理財中心陸續開業，地點分別位於上水和稅務大樓。此外，東亞銀行港灣中心、旺角及銅鑼灣顯卓理財中心已經擴充，令環境更寬敞舒適，給客戶帶來更大的便利。至2007年6月底止，本行的顯卓理財中心總數達37間。

本行因應規管環境的轉變，致力拓闊人民幣服務範圍，以滿足個人和企業客戶的需要。2007年6月，人民幣債券首次在港公開接受認購，本行為是次發債的配售銀行之一。

2007年2月至3月期間，本行推出「理財小博士」的市場推廣計劃，藉此吸納新會員和推廣「教育儲蓄寶」及「3年積達寶III」保險計劃。

本行於2006年推出的自動轉賬支薪推廣計劃成績突出，續於今年3月至12月推行新一輪推廣計劃。另外，本行亦於6月推出顯卓理財推廣計劃，直至本年9月底止。

為配合客戶需求，大部分分行和顯卓理財中心已延長星期一至五的服務時間至下午5時30分，務求更有效地服務客戶和提高成本效益。

電子網絡銀行服務

電子網絡銀行服務於期內進一步提升，增加基金認購及贖回和黃金存摺買賣功能。6月底，本行已有逾36萬名客戶登記使用電子網絡銀行服務，平均每日交易量超過25萬5,000宗，相較去年同期增長40%。

企業電子網絡銀行服務的客戶群於2007年上半年進一步擴大，至2007年6月底止，已登記使用此項服務的企業客戶多達19,700名以上，較去年同期上升10%。

樓宇按揭貸款

上半年內，雖然樓宇成交宗數上升，但平均物業貸款額則趨下降，導致貸款需求只有輕微增加，市場競爭依然激烈。

為求取得目標貸款增長，本行於期內推出一系列住宅按揭推廣計劃。

由4月起，本行放寬高齡物業的按揭條款和還款期，讓保養良好的高樓齡住宅的買家，可更具彈性地規劃按揭。

本行亦積極與地產發展商、律師、按揭經紀等業務夥伴合作，為置業人士提供多項按揭優惠計劃。

流動資金風險管理是為了確保本集團維持充足的現金以配合所有財務承擔，並掌握業務擴展的機會。當中包括確保本集團能夠在即時或合約期滿時滿足客戶的提款要求；在借款期滿時能夠還款；符合法定的流動資金比率，以及掌握貸款和投資的機會。

資金部在資產負債管理委員會的督導下，持續監管本集團的流動資金狀況。資金部負責確保本集團為所有業務維持充足的流動資金，及監察本地和國際市場的融資和流動資金狀況。

本集團透過維持充足的流動資產，例如適當的現金和短期資金和證券數量，管理流動資金風險，以確保能在經審慎釐定的限額內符合短期融資要求。本集團維持充足的備用信貸，能提供策略性的流動資金，以應付日常業務過程中未能預計的大量資金需求。本集團定期為流動資金狀況進行壓力測試。

(d) 策略性風險管理

策略性風險管理的目的是監控因不良商業決定或不當地實施良好商業決定而引致盈利或資本方面的風險。

董事會檢討和審批策略性風險管理政策，並已授權資產負債管理委員會負責持續管理策略性風險。資產負債管理委員會經風險管理委員會向董事會匯報。

(e) 營運風險、法律風險和信譽風險管理

營運風險，泛指一般因內部運作流程、人事或系統不足或失效，或外在因素等而可能引發的損失。

法律風險，是指本集團於合約未能如期執行、一般訴訟或不利審判的情形下，可能面對的日常運作或財務狀況問題。

聲譽風險，通常源自公眾對本集團於營商手法的報導，不管真實與否，有可能負面地影響本集團的客源，或構成高昂的訴訟費用或財務損失。

有關風險管理的目的是識別、評估和監控各項風險，及確實執行有關監管條例之要求。

董事會為此等風險檢討和審批有關政策，已授權營運及其他風險管理委員會負責持續管理此等風險。營運及其他風險管理委員會經風險管理委員會向董事會匯報。

業務回顧

新增獎項

本行服務屢獲殊榮，繼續享譽國際。2007年5月，本行獲得《亞洲投資者》雜誌的「香港最佳強積金集成信託計劃」獎項，再憑增值稅退稅服務榮獲Global Refund頒發白金級獎項；6月，得到《亞洲銀行家》雜誌譽為「中國最佳外資零售銀行」。

營運改善措施

後勤工序遷移內地

本行在廣州設立的後勤營運中心—東亞電子資料處理（廣州）有限公司，已逐步承接更多後勤工作。本行正制訂計劃，於來年進一步擴充營運中心的規模。

(ii) 利率風險

本集團的利率持倉源自財資及商業銀行業務活動。利率風險則源自交易組合和非交易組合。利率風險主要是由帶息資產、負債及承擔在再定息的時差所致，亦與無息負債持倉有關，其中包括股東資金和往來賬戶及若干定息貸款和負債。利率風險由資金部持續管理，並維持在經董事會批核的限額內。管理利率風險的工具包括利率掉期和其他衍生工具。

本集團運用風險數額來量化交易組合的市場風險。風險數額是統計學上的估計，用來量度於某一時段內，交易組合維持不變但因市場息率及價格的不利波動而引致市值上的潛在虧損。本集團於計算風險數額時，是依據過往市場息率與價格的波動、99%的置信水平及1日持倉期，並計入不同市場及息率的相關程度來推算。

風險數額統計

期內本集團計量所有交易組合的風險數額：

	2007年上半年				2006年上半年			
港幣千元	於6月30日	最高	最低	平均	於6月30日	最高	最低	平均
交易活動的風險數額總額	38,614	50,214	21,639	35,776	25,255	25,255	11,663	16,341
外匯交易持倉的風險數額	1,212	2,299	590	1,172	1,315	2,167	528	992
利率交易持倉的風險數額	363	885	83	255	1,311	3,366	1,024	1,439
股份交易持倉的風險數額	37,577	49,288	21,481	34,917	23,565	23,565	10,527	14,853

與外匯及利率風險有關的收入統計

於2007年上半年，外匯買賣及利率交易活動每日平均收入為港幣930,000元（2006年上半年：港幣700,000元）。每日收入的標準差為港幣1,140,000元（2006年上半年：港幣1,110,000元）。以下為每日收入的頻率分佈情況。

與外匯及利率風險有關的交易收入每日分佈圖－2007上半年與2006上半年


日數
25
20
15
10
5
0
5
3
1 1
4
3
5
13
11
15
14
22
12
20
13
15
16
12
17
6
4
1
9
3
3
2
2
1
5
4
-0.75或以下
-0.75至-0.5
-0.5至-0.25
-0.25至0
0至0.25
0.25至0.5
0.5至0.75
0.75至1
1至1.25
1.25至1.5
1.5至1.75
1.75至2
2至2.25
2.25至2.5
2.5或以上
收入(港幣百萬元)
2007上半年
2006上半年

信貸風險源於客戶或交易對手未能履行其承擔，可來自本集團貸款中的交易對手風險、證券業務的發行商風險和交易活動的交易對手風險。

為監察本集團的信貸風險管理，董事會已授權信貸委員會執行此職能；而信貸風險管理乃獨立於所有業務部門。信貸委員會經風險管理委員會向董事會匯報。風險管理委員會負責處理本集團所有與風險管理相關的事項。

信貸委員會負責處理所有與本集團信貸風險有關的事務。本集團識別和管理信貸風險的方法，包括設定目標市場、制定信貸政策和信貸審批程序，以及監控資產素質。

本集團在評估與個別客戶或交易對手相關的信貸風險時，雖然可藉客戶或交易對手的抵押品減低信貸風險，然而他們的財政實力以及還款能力才是本集團的主要考慮因素。

本集團已制定多項政策及程序，以識別、衡量、監察及控制本集團所承受的信貸風險。在此方面，本集團已將信貸風險管理指引詳列於信貸手冊內，對信貸權限授權、授信標準、信貸監控程序、20級貸款分類系統、信貸追收及撥備政策訂下規定。本集團持續檢討和改善該等指引，以配合市場轉變、有關法定要求和最佳作業風險管理程序。

(b) 市場風險管理

市場風險源自所有對市場風險敏感的財務工具，包括債務證券、外匯合約、股份和衍生工具，以及資產負債表或結構性持倉。市場風險管理旨在避免本集團在收益和股份上承受過大的損失，亦同時減少本集團因財務工具內在的波動性而承受的風險。

董事會檢討和審批市場風險的管理政策，並已授權資產負債管理委員會負責持續進行一般的市場風險管理。資產負債管理委員會經風險管理委員會向董事會匯報。

資產負債管理委員會負責處理本集團一切與市場風險和流動資金風險相關的事項，亦負責根據利率走勢檢討結果而釐定未來業務策略。

進行衍生工具交易及將衍生工具作風險管理產品售予客戶，為本集團其中一項重要業務。此等工具亦用以管理本集團所承受的市場風險，作為本集團資產和負債管理的部分程序。本集團所採用的衍生工具主要為利率、匯率和股份相關合約，即為場外或場外交易的衍生工具。本集團大部分的衍生工具持倉均為切合客戶需求，以及為此等和其他交易項目而進行對沖。

本集團釐定不同的持倉和敏感度限額結構，亦就個別交易組合和本集團的綜合持倉情況進行敏感度分析和情況分析，從而評估本集團收益因市場價值大幅波動而受到的潛在影響。

(i) 貨幣風險

本集團的外匯風險源自外匯買賣、商業銀行業務和結構性外匯風險。所有外幣持倉均維持在董事會所訂定的限額內。

本集團於分行、附屬公司和聯營公司的外匯投資，其有關的溢利及虧損因為已撥入儲備，所以未計算在風險數額內。管理此等外幣投資的主要目的，是保障本集團的儲備免受匯率波動的影響。本集團盡力將以外幣計值的資產與以同一貨幣計值的負債，保持在相若水平。

本行於2007年上半年內發行面值港幣51億元的港元定息存款證，以及面值1億美元的零息存款證，並於到期時贖回等值港幣26億4,900萬元的各類存款證，和購回其等值港幣2,500萬元的存款證。本行於同期內亦發行若干短期的台幣定息存款證，並於到期時將存款證贖回。

經計入所有已發行的債務證券後，本行於2007年6月底的貸款對存款比率為84.2%，較2006年底的76.7%，上升7.5%。

在2007年6月底，本行的債務組合總額面值港幣104億1,200萬元，其賬面值為港幣100億5,000萬元。

已發行債務證券的年期
2007年6月30日
（以百萬元位列示）

			到期年份					
	貨幣	**總面值**	**2007**	**2008**	**2009**	**2011**	**2013**	**2015**
浮息存款證								
2005年發行	港幣	1,500		1,500				
2006年發行	港幣	500			500			
定息存款證								
2005年發行	港幣	500		500				
2006年發行	港幣	500			500			
2007年發行	港幣	5,100		5,100				
2007年發行	台幣	3,520	3,520					
零息存款證								
2006年發行	美元	50				50		
2007年發行	美元	100					50	50
步階存款證								
2003年發行	美元	38		38				
所有已發行債務證券（相等於港幣）		10,412	840	7,399	1,000	391	391	391

風險管理

本集團已建立一套完善的風險管理系統，以識別、衡量、監察及控制本集團所承受的各類風險，並於適當的情況下調配資本以抵禦該等風險。管理層和有關專責委員會定期檢討本集團就信貸風險、市場風險、利率風險、流動資金風險、營運風險、法律風險、信譽風險和策略風險制定的管理政策，而風險管理委員會提出建議，最後經董事會批核。內部稽核員亦會對業務部門定期進行稽核，以確保該等政策及程序得以遵從。

中期股息

本行董事會欣然宣佈派發截至2007年6月30日止6個月的中期股息每股港幣4角8仙(2006年:港幣4角3仙),此中期股息將以現金派發予於2007年8月22日星期三辦公時間結束時在股東名冊上已登記的股東,股東亦可選擇收取已繳足股款的新股以代替現金。是項以股代息的詳情將連同有關選擇表格約於2007年8月22日星期三寄予各股東。因以股代息而發行的新股有待香港聯合交易所有限公司上市委員會批准後方可派發及作買賣。而有關的股息單及以股代息的股票將約於2007年9月13日星期四以平郵寄予股東。

過戶日期

由2007年8月20日星期一起至2007年8月22日星期三止,本行將暫停辦理股票過戶登記。如欲享有上述中期股息,股東須於2007年8月17日星期五下午4時前,將過戶文件送達香港皇后大道東28號金鐘滙中心26樓卓佳標準有限公司辦理登記手續。

財務回顧

財務表現

2007年首6個月內,本集團錄得除稅後溢利港幣19億1,100萬元,較2006年同期增加港幣3億1,900萬元,或20.1%。每股基本盈利為港幣1.20元。平均股本回報率為13.8%,平均資產回報率則為1.2%。

經營收入總額增加港幣9億3,300萬元,或26.3%,至港幣44億7,800萬元。經營收入總額上升乃因淨利息收入增加港幣3億9,400萬元,或16.6%,至港幣27億6,200萬元,加上淨服務費及佣金收入和交易溢利增加所致。

由於本集團業務不斷擴張,經營支出總額較2006年同期上升33.1%,至港幣21億7,900萬元。成本對收入比率由2006年上半年的46.2%,上升至2007年同期的48.7%。

本年首6個月的未扣除減值損失之經營溢利為港幣22億9,900萬元,較2006年同期增加港幣3億9,100萬元,或20.5%。

貸款減值損失減少港幣1,800萬元,或11.6%,至港幣1億3,600萬元,反映資產素質有所改善。

已扣除減值損失之經營溢利增加29.7%,至港幣22億7,900萬元。2007年上半年,本行應佔聯營公司的除稅後溢利為港幣5,200萬元。

除稅後溢利為港幣19億1,100萬元,較2006年同期溢利港幣15億9,100萬元,上升20.1%。可歸屬於集團股東溢利為港幣18億7,700萬元,升幅19.9%。

財務狀況

於2007年上半年,本集團綜合資產總額達港幣3,432億1,400萬元,即增加港幣490億1,200萬元,或16.7%。客戶貸款上升22.1%,達港幣2,028億7,100萬元。

存款總額上升11.2%,至港幣2,408億4,900萬元;客戶存款則達港幣2,307億9,900萬元,升幅10.2%。活期存款和往來賬戶存款合計港幣175億6,100萬元,對比2006年底結餘增加港幣24億3,100萬元,或16.1%。儲蓄存款為港幣451億6,200萬元,上升3.5%;至於定期存款為港幣1,680億7,600萬元,相較去年底增加11.5%。

本集團於2007年6月贖回5億美元的後償票據,另於3月發行3億英鎊的無到期日後償票據,和於6月發行6億美元的後償票據。2007年6月30日,借貸資本為港幣135億4,800萬元,與2006年底結餘比較,上升66.1%。股東權益總額由2006年底的港幣276億4,500萬元,增加2.6%,至2007年6月底的港幣283億5,400萬元。

獨立審閱報告

致東亞銀行有限公司董事會

引言

我們已審閱貴集團列載於第1頁至第27頁的中期財務報告，此中期財務報告包括於2007年6月30日的綜合資產負債表與截至該日止6個月期間的綜合損益賬、綜合權益變動表和簡略綜合現金流量表以及附註解釋。根據《香港聯合交易所有限公司證券上市規則》(「上市規則」)，上市公司必須符合上市規則中的相關規定和香港會計師公會頒佈的《香港會計準則》第34號—「中期財務報告」的規定編製中期財務報告。董事須負責根據《香港會計準則》第34號編製及列報中期財務報告。

我們的責任是根據我們的審閱對中期財務報告作出結論，並按照我們雙方所協定的應聘條款，僅向全體董事會報告。除此以外，我們的報告書不可用作其他用途。我們概不就本報告書的內容，對任何其他人士負責或承擔法律責任。

審閱範圍

我們已根據香港會計師公會所頒佈的《香港審閱工作準則》第2410號—「獨立核數師對中期財務信息的審閱」進行審閱。中期財務報告審閱工作包括主要向負責財務會計事項的人員詢問、並實施分析和其他審閱程序。由於審閱的範圍遠較按照《香港審核準則》進行審核的範圍為小，所以不能保證我們會注意到在審核中可能會被發現的所有重大事項。因此我們不會發表任何審核意見。

結論

根據我們的審閱工作，我們並沒有注意到任何事項，使我們相信於2007年6月30日的中期財務報告在所有重大方面沒有按照《香港會計準則》第34號—「中期財務報告」的規定編製。

畢馬威會計師事務所
執業會計師
香港中環
遮打道10號
太子大廈8樓

香港，2007年8月2日

	31/12/2006 港幣百萬元			
	美元	人民幣	其他	總額
現貨資產	76,800	28,643	36,587	142,030
現貨負債	(72,677)	(27,002)	(36,367)	(136,046)
遠期買入	20,345	19	5,762	26,126
遠期賣出	(23,720)	(24)	(5,431)	(29,175)
期權倉淨額	(9)	—	33	24
長盤淨額	739	1,636	584	2,959

期權倉淨額按對沖值等值方式計算。

	30/6/2007 港幣百萬元			
	美元	人民幣	其他	總額
結構性持倉淨額	1,788	2,002	702	4,492

	30/6/2006 港幣百萬元			
	美元	人民幣	其他	總額
結構性持倉淨額	1,606	1,312	661	3,579

	31/12/2006 港幣百萬元			
	美元	人民幣	其他	總額
結構性持倉淨額	1,779	1,345	659	3,783

	31/12/2006	
	應計利息	其他資產*
	港幣千元	港幣千元
其他逾期資產		
—3個月以上至6個月	841	—
—6個月以上至1年	1,863	2,065
—1年以上	2,228	17,507
	4,932	19,572
經重組資產	—	—
其他逾期及經重組資產總額	4,932	19,572

* *其他資產是指貿易票據及應收款項。*

(c) 收回資產

	30/6/2007	30/6/2006	31/12/2006
	港幣千元	港幣千元	港幣千元
收回土地及建築物	37,970	90,650	97,096
收回汽車及設備	5,160	2,636	290
收回資產總額	43,130	93,286	97,386

此等數額指於2007年6月30日、2006年6月30日及2006年12月31日收回資產的估計市值。

F. 貨幣風險

如個別外幣的持倉淨額或結構性持倉淨額佔所持有外幣淨持倉總額或結構性淨持倉總額的10%或以上，便須予以披露。

	30/6/2007 港幣百萬元			
	美元	人民幣	其他	總額
現貨資產	88,361	39,559	38,862	166,782
現貨負債	(81,774)	(37,286)	(43,394)	(162,454)
遠期買入	22,838	576	13,521	36,935
遠期賣出	(27,862)	(631)	(8,100)	(36,593)
期權倉淨額	(45)	—	26	(19)
長盤淨額	1,518	2,218	915	4,651

	30/6/2006 港幣百萬元			
	美元	人民幣	其他	總額
現貨資產	70,046	18,325	36,090	124,461
現貨負債	(67,099)	(16,861)	(36,103)	(120,063)
遠期買入	28,673	—	7,508	36,181
遠期賣出	(30,220)	—	(6,979)	(37,199)
期權倉淨額	27	—	(40)	(13)
長盤淨額	1,427	1,464	476	3,367

按不同情況下，當銀行客戶面對財政困難而無力償還貸款，銀行一般採用以下方式以追收欠款：

(a) 重新編排債務還款期時間表／債務重組

(b) 沒收抵押品

(c) 採取法律行動

(d) 通過收數公司追收

於2007年6月30日、2006年6月30日及2006年12月31日，本集團貸予銀行及其他金融機構的款項中，並無逾期3個月以上或經重組的貸款。

(b) 其他逾期及經重組資產

	30/6/2007	
	應計利息	其他資產*
	港幣千元	港幣千元
其他逾期資產		
—3個月以上至6個月	604	3,948
—6個月以上至1年	754	422
—1年以上	1,435	13,110
	2,793	17,480
經重組資產	—	—
其他逾期及經重組資產總額	2,793	17,480

	30/6/2006	
	應計利息	其他資產*
	港幣千元	港幣千元
其他逾期資產		
—3個月以上至6個月	1,506	1,889
—6個月以上至1年	1,109	15
—1年以上	1,635	18,630
	4,250	20,534
經重組資產	—	—
其他逾期及經重組資產總額	4,250	20,534

E. 逾期、經重組及收回資產

(a)　逾期及經重組貸款

	30/6/2007		30/6/2006		31/12/2006	
	港幣千元	佔客戶貸款總額的百分比	港幣千元	佔客戶貸款總額的百分比	港幣千元	佔客戶貸款總額的百分比
逾期客戶貸款						
一3個月以上至6個月	147,616	0.1	226,044	0.1	158,741	0.1
一6個月以上至1年	95,778	0.0	120,955	0.1	142,127	0.1
一1年以上	198,188	0.1	297,076	0.2	222,433	0.1
	441,582	0.2	644,075	0.4	523,301	0.3
經重組客戶貸款	305,530	0.2	314,347	0.2	291,246	0.2
逾期及經重組客戶貸款總額	747,112	0.4	958,422	0.6	814,547	0.5
有抵押逾期貸款	285,630	0.1	461,840	0.3	358,674	0.2
無抵押逾期貸款	155,952	0.1	182,235	0.1	164,627	0.1
有抵押逾期貸款抵押品市值	491,055		790,863		633,804	
逾期3個月以上貸款的個別減值準備	102,149		94,344		105,878	

當本金或利息已逾期及在期末仍未清還，有特定還款日期的貸款將分類為逾期貸款。當分期逾期及在期末仍未清還時，以固定分期償還的貸款亦視作逾期貸款。若即時還款通知書已給予借款人但仍未能即時償還，即時償還的貸款當作逾期，及／或該貸款人所核准的限額，而超出已知會借款人所核准限額的時間比貸款逾期的時間更長。

可視作合格抵押品的資產須符合下列條件：

(a)　該資產的市值是可即時決定的或是可合理地確定及證實的；

(b)　該資產是有市價的及有二手市場可即時將該資產出售；

(c)　銀行收回資產的權利是有法律依據及沒有障礙的；及

(d)　銀行在有需要時可對該資產行使控制權。

合格抵押品主要分為下列兩種：

(i)　合格財務抵押品主要包括現金存款及股票。

(ii)　合格實質抵押品主要包括土地及建築物、汽車及設備。

D. 國內非銀行類客戶風險

國內非銀行類客戶直接風險總額及其個別減值準備如下:

	30/6/2007			
交易對手的類別	資產負債表以內的風險	資產負債表以外的風險	總額	個別減值準備
	港幣千元	港幣千元	港幣千元	港幣千元
國內實體	54,326,640	11,685,788	66,012,428	145,598
信貸是用於國內而借款的公司及個人是在國外	12,147,021	3,593,344	15,740,365	3,988
其他交易對手而其風險被認定為國內非銀行類客戶風險	294,810	298	295,108	7
總額	66,768,471	15,279,430	82,047,901	149,593

	31/12/2006			
交易對手的類別	資產負債表以內的風險	資產負債表以外的風險	總額	個別減值準備
	港幣千元	港幣千元	港幣千元	港幣千元
國內實體	41,812,989	10,447,307	52,260,296	108,869
信貸是用於國內而借款的公司及個人是在國外	11,440,768	2,352,619	13,793,387	3,430
其他交易對手而其風險被認定為國內非銀行類客戶風險	90,047	320	90,367	—
總額	53,343,804	12,800,246	66,144,050	112,299

	截至30/6/2007止6個月	截至30/6/2006止6個月	截至31/12/2006止6個月
	百分率	百分率	百分率
期內平均流動資金比率	43.2	43.4	44.0

期內平均流動資金比率是每月平均比率的簡單平均數，其計算是根據香港金融管理局訂定用作規管用途的綜合基準及香港《銀行條例》附表4。

C. 跨國債權

跨國債權資料披露對海外交易對手風險額最終風險的所在地，並已顧及轉移風險因素。一般而言，有關貸款的債權獲得並非交易對手所在地的國家的一方擔保，或該債權的履行對象是某銀行的海外分行，而該銀行的總辦事處並非設於交易對手的所在地，風險便確認為由一個國家轉移到另一個國家。當某一地區的風險額佔風險總額的10%或以上，該地區的風險額便須予以披露。

	30/6/2007			
	銀行及其他金融機構	公營機構	其他	總額
	港幣千元	港幣千元	港幣千元	港幣千元
中華人民共和國	20,546,891	2,964,531	26,125,049	49,636,471
亞洲國家（不包括中華人民共和國）	12,075,328	1,598,255	11,260,242	24,933,825
北美洲	10,055,412	5,332,695	8,670,337	24,058,444
西歐	40,684,231	—	2,708,229	43,392,460

	30/6/2006			
	銀行及其他金融機構	公營機構	其他	總額
	港幣千元	港幣千元	港幣千元	港幣千元
中華人民共和國	16,940,523	1,598,676	16,396,434	34,935,633
亞洲國家（不包括中華人民共和國）	10,232,626	1,140,937	8,901,050	20,274,613
北美洲	6,168,351	7,601,858	6,433,631	20,203,840
西歐	36,616,996	—	2,325,362	38,942,358

	31/12/2006			
	銀行及其他金融機構	公營機構	其他	總額
	港幣千元	港幣千元	港幣千元	港幣千元
中華人民共和國	18,545,033	2,791,328	19,987,278	41,323,639
亞洲國家（不包括中華人民共和國）	12,428,469	1,493,595	10,251,920	24,173,984
北美洲	8,276,028	5,306,564	7,144,615	20,727,207
西歐	41,157,247	—	2,789,971	43,947,218

補充財務資料

A. 資本充足比率及資本基礎

(a) 資本充足比率

	30/6/2007	30/6/2006	31/12/2006
	百分率	百分率	百分率
資本充足比率	13.1	16.5	14.2
核心資本充足比率	7.7	11.4	10.5

資本充足比率的計算，是根據香港金融管理局用作監管用途之綜合基準及《銀行業(資本)規則》，已包括銀行及其附屬公司。

(b) 集團扣減後的資本基礎

	30/6/2007	30/6/2006	31/12/2006
	港幣千元	港幣千元	港幣千元
核心資本			
繳足股款的普通股股本	3,920,971	3,843,413	3,875,355
股份溢價	1,087,502	896,985	1,012,138
儲備	17,235,480	16,679,411	16,898,603
損益賬	700,355	692,203	917,254
少數股東權益	—	299,395	232,579
減：商譽	(1,616,239)	(2,583,500)	(2,592,330)
其他無形資產	(11,947)	—	—
	21,316,122	19,827,907	20,343,599
減：核心資本的扣減項目	(2,570,159)	(560,974)	(1,738,473)
核心資本總額	18,745,963	19,266,933	18,605,126
可計算的附加資本			
因按公平值重估持有土地及建築物而產生盈利的儲備	627,688	845,370	948,382
因按公平值重估持有可供出售股份及債務證券而產生盈利的重估儲備	80,664	—	206,381
因按公平值重估持有股份及被指定為通過損益以反映公平價值之債務證券而產生的未實現盈利	1,960	122,277	84,101
一般銀行業風險的法定儲備	944,000	506,000	606,000
整體評估減值準備	467,550	440,942	451,883
無到期日的後償債項	4,693,349	—	—
有期後償債項	8,973,345	8,026,326	8,154,315
	15,788,556	9,940,915	10,451,062
減：附加資本的扣減項目	(2,570,159)	(560,974)	(1,738,474)
附加資本總額	13,218,397	9,379,941	8,712,588
資本基礎總額	31,964,360	28,646,874	27,317,714

資本基礎總額扣減項目，包括主要從事與非銀行業有關業務的附屬公司投資，而其風險加權資產並未在集團的風險加權資產總額內綜合計算。

截至2007年6月30日止6個月，本集團從關聯人士所收取與支付予他們的利息，及於2007年6月30日關聯人士的欠款及欠關聯人士的款項，及截至2007年6月30日止6個月關聯人士的最高欠款及欠關聯人士的最高款項總額如下：

	主要管理人員		附屬公司		聯營公司	
	30/6/2007	30/6/2006	30/6/2007	30/6/2006	30/6/2007	30/6/2006
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
利息收入	129,993	66,918	348,110	15,837	5,556	4,491
利息支出	61,846	50,035	80,595	115,748	33	1
關連人士的欠款	7,989,093	2,809,527	21,192,515	1,869,711	235,011	149,682
欠關連人士的款項	4,814,369	3,016,941	1,471,296	3,989,310	13,700	969
關連人士的最高欠款	10,982,382	3,864,734	23,699,257	2,122,624	424,449	302,603
欠關連人士的最高款項	7,630,656	5,990,874	1,894,320	9,848,368	47,243	8,596

28. 綜合基準

除特別說明外，此財務報告所載的財務資料是按用作會計用途之綜合基準編制。

編制集團的資本充足比率及流動資金比率，是按用作監管用途之綜合基準編制。而編制用作會計用途及監管用途之綜合基準之最大分別是前者包括銀行及其所有附屬公司，而後者只包括銀行及集團部份從事銀行業務或其他與銀行業務有關的附屬公司。

29. 毋須作調整的資產負債表日後事件

於2007年7月3日，銀行與一獨立第三者達成協議出售集團於一全資附屬公司—東亞資產管理有限公司百分之四十九之權益。此項交易將為2007年下半年帶來約港幣4億7百萬元的溢利。於2007年6月30日及截至2007年6月30日止，東亞資產管理有限公司的資產總額及稅前溢利分別佔集團綜合資產總額及綜合稅前溢利約百分之0.03及百分之0.31。

30. 符合指引

此中期報告及刊載於第28頁至第34頁的補充財務資料經已完全符合香港金融管理局所頒佈的《銀行業（披露）規則》、有關《香港聯合交易所有限公司證券上市規則》、以及香港會計師公會於2004年10月頒佈《香港會計準則》第34號「中期財務報告」的披露規定。

26. 資產負債表以外的項目

每項資產負債表以外項目的主要類別摘要如下:

	30/6/2007	30/6/2006	31/12/2006
	港幣千元	港幣千元	港幣千元
或然負債及承擔的合約金額			
—直接信貸代替品	6,364,648	4,441,509	5,214,804
—與交易有關的或然項目	1,295,780	953,248	740,121
—與貿易有關的或然項目	1,546,611	1,927,615	1,835,733
—其他承擔:			
銀行可無條件取消或在借款人的信貸狀況轉壞時可自動取消	40,938,866	23,939,375	36,724,889
原到期日不多於1年	4,331,086	10,428,833	3,022,549
原到期日在1年以上	15,574,200	10,713,533	14,686,624
總額	70,051,191	52,404,113	62,224,720
—信貸風險加權數總額	13,737,834	9,438,732	12,018,280
衍生工具的名義金額			
—匯率合約	22,884,998	17,044,916	18,266,638
—利率合約	29,736,732	30,477,470	21,255,579
—股份合約	9,941,071	383,319	2,576,242
—其他	200,000	—	—
總額	62,762,801	47,905,705	42,098,459
—信貸風險加權數總額	919,825	427,248	337,962
—重置成本總額	915,855	803,391	662,417

資產負債表以外項目的重置成本及信貸風險加權金額,並未計及雙邊淨額結算安排的影響。

27. 關聯人士的重大交易

本集團為其職員提供特定退休保障計劃。截至2007年6月30日止6個月,本集團對該等計劃的供款總額為港幣44,668,000元(截至2006年6月30日止6個月:港幣37,051,000元)。

本集團與其關聯人士進行多項交易,包括聯營公司、主要行政人員與其直系親屬、及受該等人士所控制或具有重大影響力的公司。該等交易包括接受該等人士存款及為他們提供信貸。除本行借予一間(2006年6月30日:一間)聯營公司的免息股東貸款外,其於2007年6月30日的結餘為港幣6,500,000元(2006年6月30日:港幣6,500,000元),所有存款及信貸的利率,均按照給予一般相若水平客戶的條款。

		30/6/2007	30/6/2006
		港幣千元	港幣千元
(i)	在綜合現金流量表內現金及等同現金項目的組成部分		
	現金及在銀行及其他金融機構的結存	8,268,226	4,656,612
	原本期限為3個月以內在銀行及其他金融機構的存款	64,452,575	56,877,831
	原本期限為3個月以內的國庫債券	4,015,659	3,260,380
	原本期限為3個月以內之持有的存款證	457,115	323,442
		77,193,575	65,118,265
(ii)	與綜合資產負債表的對賬		
	現金及在銀行及其他金融機構的結存	8,268,226	4,656,612
	在銀行及其他金融機構的存款	72,346,977	60,104,309
	國庫債券及持有的存款證		
	—交易用途資產	996,703	793,407
	—指定為通過損益以反映公平價值	48,705	94,795
	—貸款及其他賬項	39,090	38,834
	—可供出售	5,193,512	3,942,951
	—持至到期	1,974,954	1,454,635
		8,252,964	6,324,622
	在綜合資產負債表列示的金額	88,868,167	71,085,543
	減：原本期限為3個月以上的數額	(11,674,592)	(5,967,278)
	在綜合現金流量表內的現金及等同現金項目	77,193,575	65,118,265

24. 儲備

	30/6/2007 港幣千元	30/6/2006 港幣千元	31/12/2006 港幣千元
股份溢價	1,087,502	896,985	1,012,138
一般儲備	13,805,550	13,016,472	13,256,982
行址重估儲備	850,831	786,534	835,829
投資重估儲備	627,014	491,827	861,188
匯兑重估儲備	267,678	113,253	184,293
其他儲備	164,953	163,255	137,678
留存溢利*	7,377,147	5,904,567	7,099,491
總額	24,180,675	21,372,893	23,387,599
未入賬擬派股息	752,826	661,067	1,596,646

* *為符合香港《銀行條例》有關審慎監管的規定，銀行需在規管儲備中維持超過已確認減值損失的可能貸款減值損失金額。經諮詢香港金融管理局後，儲備的變動已直接在留存溢利內劃定。於2007年6月30日，留存溢利中包括與此有關屬可派發予本集團股東港幣944,000,000元（2006年6月30日：港幣 506,000,000元），但派發前須諮詢香港金融管理局。*

25. 綜合現金流量表

(a) 購入附屬公司

	30/6/2007 港幣千元	30/6/2006 港幣千元
現金及在銀行和其他金融機構的結存	164	131,375
已扣除準備之貸款及其他賬項	3,716	583,552
遞延税項資產	—	1,540
固定資產	418	2,370
商譽	—	25
銀行存款及結餘	—	(777)
客戶存款	—	(495,443)
税項準備	(134)	—
遞延税項負債	(50)	(44)
其他賬項及準備	(1,892)	(125,523)
少數股東權益	(1)	(2,698)
	2,221	94,377
綜合賬項時產生的商譽	34,675	98,694
總收購價	36,896	193,071
減：購入的現金及等同現金項目	(164)	(131,375)
收購之現金流量（扣除收購所得之現金）	36,732	61,696

23. 遞延稅項資產及負債確認

確認於綜合資產負債表中遞延稅項(資產)╱負債的組成部分及期內之變動如下:

遞延稅項源自:	超過有關折舊的折舊免稅額	合夥租賃交易	物業重估	金融資產的減值損失	可供出售證券重估	稅損	其他	總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
於2007年1月1日	277,331	—	210,910	(17,813)	109,777	(23,503)	2,247	558,949
綜合損益賬內撇銷╱(存入)	14,175	—	—	20,994	—	10,887	62,432	108,488
儲備內撇銷╱(存入)	—	—	3,363	—	(17,843)	—	—	(14,480)
因購入附屬公司的增置	50	—	—	—	—	—	—	50
匯兌及其他調整	(232)	—	—	(212)	—	(438)	13	(869)
於2007年6月30日	291,324	—	214,273	2,969	91,934	(13,054)	64,692	652,138
於2006年1月1日	296,226	211,553	154,399	(49,124)	—	(25,512)	1,474	589,016
投資撇銷額	—	(206,875)	—	—	—	—	—	(206,875)
其他變動	—	—	—	—	—	7,726	63	7,789
綜合損益賬內撇銷╱(存入)	(14,887)	(4,678)	—	(6,215)	—	2,508	1,720	(21,552)
儲備內撇銷	—	—	1,148	—	52,457	—	—	53,605
因購入附屬公司的增置	44	—	—	—	—	—	(1,540)	(1,496)
匯兌及其他調整	(93)	—	—	(183)	—	(1,223)	(7)	(1,506)
於2006年6月30日	281,290	—	155,547	(55,522)	52,457	(16,501)	1,710	418,981

	31/12/2006						
	即時還款	3個月以下	3個月以上至1年	1年以上至5年	5年以上	無註明日期或逾期	總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
資產							
現金及在銀行和其他金融機構的結存	8,317,746	—	—	—	—	—	8,317,746
在銀行和其他金融機構的存款	—	64,315,952	1,717,526	830,567	—	—	66,864,045
貿易票據	31,258	439,366	104,631	—	—	45,208	620,463
交易用途資產	387	516,124	134,770	13,043	31,485	2,241,725	2,937,534
指定為通過損益以反映公平價值的金融資產	—	197,519	375,619	7,928,462	141,043	836	8,643,479
貸款及其他賬項	4,099,733	30,736,093	23,224,513	54,944,952	52,686,001	9,405,374	175,096,666
可供出售金融資產	—	4,371,077	1,370,320	2,096,336	608,292	3,556,172	12,002,197
持至到期投資	—	848,234	842,936	7,268,993	1,260,134	29,062	10,249,359
無註明日期資產	—	—	—	—	—	9,470,828	9,470,828
資產總額	12,449,124	101,424,365	27,770,315	73,082,353	54,726,955	24,749,205	294,202,317
負債							
銀行和其他金融機構的存款及結餘	4,512,307	11,312,398	14,202,290	821,476	1,039,047	71,664	31,959,182
客戶存款	59,423,997	134,799,884	10,812,037	4,463,928	—	24,374	209,524,220
一活期及來往賬戶	15,130,231	—	—	—	—	—	15,130,231
一儲蓄存款	43,644,321	—	—	—	—	—	43,644,321
一定期及通知存款	649,445	134,799,884	10,812,037	4,463,928	—	24,374	150,749,668
交易用途負債	386	216,675	9,033	63,430	3,004	650,067	942,595
已發行存款證	—	3,033,404	964,439	3,000,564	—	—	6,998,407
本期税項	—	—	334,097	—	—	—	334,097
借貸資本	—	—	—	3,865,491	4,288,824	—	8,154,315
無註明日期負債	—	—	—	—	—	8,644,772	8,644,772
負債總額	63,936,690	149,362,361	26,321,896	12,214,889	5,330,875	9,390,877	266,557,588
淨負債差距	(51,487,566)	(47,937,996)	1,448,419	60,867,464	49,396,080		

22. 資產及負債的剩餘期限分析

	30/6/2007						
	即時還款	3個月以下	3個月以上至1年	1年以上至5年	5年以上	無註明日期或逾期	總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
資產							
現金及在銀行和其他金融機構的結存	7,518,240	40,789	—	—	—	709,197	8,268,226
在銀行和其他金融機構的存款	2,600	68,917,278	3,270,739	156,360	—	—	72,346,977
貿易票據	29,340	484,489	92,231	—	—	72,978	679,038
交易用途資產	—	1,019,887	134,723	—	38,023	3,743,884	4,936,517
指定為通過損益以反映公平價值的金融資產	—	5,889,424	900,036	2,815,676	—	906	9,606,042
貸款及其他賬項	5,634,401	42,976,080	22,955,737	71,140,882	60,382,492	11,189,724	214,279,316
可供出售金融資產	—	7,751,034	563,831	772,653	677,257	2,755,367	12,520,142
持至到期投資	—	1,155,246	1,266,265	7,085,756	1,112,207	—	10,619,474
無註明日期資產	—	—	—	—	—	9,958,295	9,958,295
資產總額	13,184,581	128,234,227	29,183,562	81,971,327	62,209,979	28,430,351	343,214,027
負債							
銀行和其他金融機構的存款及結餘	936,701	21,711,923	18,628,294	2,033,066	9,968	173,708	43,493,660
客戶存款	63,347,076	147,936,057	12,828,927	6,165,485	513,430	7,671	230,798,646
一活期及來往賬戶	17,560,765	—	—	—	—	—	17,560,765
一儲蓄存款	45,162,119	—	—	—	—	—	45,162,119
一定期及通知存款	624,192	147,936,057	12,828,927	6,165,485	513,430	7,671	168,075,762
交易用途負債	—	697,964	—	32,247	93	977,027	1,707,331
己發行存款證	—	219,696	7,989,123	1,310,743	530,537	—	10,050,099
本期税項	—	—	495,452	—	—	—	495,452
借貸資本	—	—	—	—	13,548,240	—	13,548,240
無註明日期負債	—	—	—	—	—	14,766,185	14,766,185
負債總額	64,283,777	170,565,640	39,941,796	9,541,541	14,602,268	15,924,591	314,859,613
淨負債差距	(51,099,196)	(42,331,413)	(10,758,234)	72,429,786	47,607,711		

	截至30/6/2006止6個月（重報）							
	個人金融服務	企業銀行	投資銀行	企業服務	其他	未分類	分部間之交易抵銷	綜合總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
淨利息收入	1,037,761	880,333	446,514	121	4,061	(568)	—	2,368,222
源自外界客戶的其他經營收入	319,749	156,656	318,884	292,861	80,227	7,909	—	1,176,286
分部間之交易收入	—	—	—	—	—	71,752	(71,752)	—
經營收入總額	1,357,510	1,036,989	765,398	292,982	84,288	79,093	(71,752)	3,544,508
經營支出	(734,253)	(385,641)	(164,872)	(171,147)	(74,449)	(106,372)	—	(1,636,734)
分部間之交易	(58,429)	(7,583)	(2,893)	—	(391)	(2,456)	71,752	—
未扣除減值準備之經營溢利	564,828	643,765	597,633	121,835	9.448	(29,735)	—	1,907,774
貸款減值損失	10,004	(164,923)	1,238	(232)	(755)	—	—	(154,668)
行址減值損失回撥	—	—	—	—	—	10,915	—	10,915
可供出售金融資產、持至到期投資及聯營公司之減值損失回撥	—	3,779	12,828	—	—	—	—	16,607
商譽減值損失	—	—	—	—	(23,698)	—	—	(23,698)
扣除減值準備之經營溢利	574,832	482,621	611,699	121,603	(15,005)	(18,820)	—	1,756,930
出售固定資產、可供出售的金融資產、持至到期投資、附屬公司／聯營公司之溢利	—	—	2,945	—	1,308	(3,941)	—	312
重估投資物業盈利	—	—	—	—	40,478	—	—	40,478
應佔聯營公司溢利減虧損	1,068	10,221	3,311	—	34,098	(944)	—	47,754
除稅前溢利	575,900	492,842	617,955	121,603	60,879	(23,705)	—	1,845,474
所得稅	(80,803)	(67,856)	(86,415)	(15,174)	(3,774)	—	—	(254,022)
期內除稅後溢利	495,097	424,986	531,540	106,429	57,105	(23,705)	—	1,591,452
可歸屬於：								
集團股東	495,097	424,986	531,537	79,590	57,829	(23,705)	—	1,565,334
少數股東權益	—	—	3	26,839	(724)	—	—	26,118
期內除稅後溢利	495,097	424,986	531,540	106,429	57,105	(23,705)	—	1,591,452
期內折舊	(54,737)	(26,920)	(10,697)	(6,327)	(3,517)	(41,554)	—	(143,752)

集團於2006年修訂其內部成本轉移步驟。分部報告的比較數字已作重報，以反映新的計算方式。

	截至30/6/2007止6個月							
	個人金融服務	企業銀行	投資銀行	企業服務	其他	未分類	分部間之交易抵銷	綜合總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
淨利息收入	1,051,924	1,175,511	523,373	455	11,391	(395)	—	2,762,259
源自外界客戶的其他經營收入	460,967	247,679	540,187	367,149	81,162	18,362	—	1,715,506
分部間之交易收入	—	—	—	—	—	78,102	(78,102)	—
經營收入總額	1,512,891	1,423,190	1,063,560	367,604	92,553	96,069	(78,102)	4,477,765
經營支出	(907,750)	(564,614)	(281,574)	(211,030)	(92,606)	(121,262)	—	(2,178,836)
分部間之交易	(62,551)	(8,153)	(3,715)	—	(646)	(3,037)	78,102	—
未扣除減值準備之經營溢利	542,590	850,423	778,271	156,574	(699)	(28,230)	—	2,298,929
貸款減值損失	(24,592)	(111,816)	327	(2,684)	1,985	—	—	(136,780)
行址減值損失回撥	—	—	—	—	—	116,451	—	116,451
扣除減值準備之經營溢利	517,998	738,607	778,598	153,890	1,286	88,221	—	2,278,600
出售固定資產、可供出售的金融資產、持至到期投資、附屬公司／聯營公司之溢利	—	164	77,763	—	156	(1,526)	—	76,557
重估投資物業盈利	—	—	—	—	20,913	—	—	20,913
應佔聯營公司溢利減虧損	1,508	8,674	24,961	—	16,600	(73)	—	51,670
除稅前溢利	519,506	747,445	881,322	153,890	38,955	86,622	—	2,427,740
所得稅	(120,084)	(171,265)	(198,490)	(21,925)	(5,148)	—	—	(516,912)
期內除稅後溢利	399,422	576,180	682,832	131,965	33,807	86,622	—	1,910,828
可歸屬於：								
集團股東	399,422	576,180	682,834	97,590	34,518	86,622	—	1,877,166
少數股東權益	—	—	(2)	34,375	(711)	—	—	33,662
期內除稅後溢利	399,422	576,180	682,832	131,965	33,807	86,622	—	1,910,828
期內折舊	(60,788)	(33,228)	(12,907)	(6,709)	(4,031)	(45,115)	—	(162,778)

21. 分部報告

本集團就其業務及地區的分部編製分部資料。由於業務分部較切合本集團內部財務資料匯報形式，故此採用此業務分部資料為基本報告形式。

個人金融服務包括分行營運、個人電子網絡銀行服務、消費性貸款、按揭貸款、信用卡業務及提供予個人客戶的私人銀行服務。

企業銀行業務包括企業借貸及銀團貸款、資產融資、商業貸款、中小型企業貸款、證券業務貸款、信託服務、強制性公積金業務及企業電子網絡銀行服務。

投資銀行業務包括財資運作、股票經紀及買賣、及提供網上證券買賣服務。

企業服務包括公司秘書服務、證券登記及商業服務、及離岸企業及信託服務。

其他業務包括銀行保險、保險業務及與地產有關的業務。

未分類的業務項目主要包括中央管理層、行址、以及其他未能合理分配予特定業務分部的業務活動。

19. 其他負債

	30/6/2007	30/6/2006	31/12/2006
	港幣千元	港幣千元	港幣千元
(a) 交易用途負債			
外匯基金票據空倉	697,964	697,009	199,800
外匯基金債券空倉	32,340	33,075	33,459
證券的短盤	—	—	8,060
	730,304	730,084	241,319
衍生工具的負公平值	977,027	836,963	701,276
	1,707,331	1,567,047	942,595
(b) 其他賬項及準備			
應計應付利息	1,125,093	726,786	854,862
其他賬項	12,963,472	5,384,724	7,191,792
	14,088,565	6,111,510	8,046,654

20. 借貸資本

	30/6/2007	30/6/2006	31/12/2006
	港幣千元	港幣千元	港幣千元
按通過損益以反映公平價值列賬的550,000,000美元 5.625%後償票據	4,290,694	4,149,058	4,288,824
按攤銷成本列賬的500,000,000美元浮息後償票據	—	3,877,268	3,865,491
按通過損益以反映公平價值列賬的300,000,000英鎊 6.125%無到期日步陞後償票據	4,573,749	—	—
按攤銷成本列賬的600,000,000美元浮息步陞後償票據	4,683,797	—	—
	13,548,240	8,026,326	8,154,315

票面值港幣4,299,900,000元(550,000,000美元)及賬面值港幣4,290,694,000元的借貸資本，是指由銀行於2005年12月13日發行5.625%，並評定為二級資本的後償票據。該票據於香港聯合交易所有限公司上市，並將於2015年12月13日到期。

於2007年3月20日，銀行發行評定為二級資本面值港幣4,710,150,000元(300,000,000英鎊)6.125%的無到期日步陞後償票據。該票據於2007年6月30日的賬面值為港幣4,573,749,000元。該票據於新加坡交易所上市。

於2007年6月21日，銀行發行評定為二級資本面值港幣4,690,800,000元(600,000,000美元)的浮息步陞後償票據。該後償票據於2007年6月30日的賬面值為港幣4,683,797,000元。該票據於新加坡交易所上市，並將於2017年6月21日到期。

於2007年6月27日，銀行贖回於2006年6月27日發行面值港幣3,909,000,000元(500,000,000美元)的浮息後償票據。

	30/6/2006				
	投資物業	行址	傢俬·裝修及設備	小計	總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
成本或估值					
於2006年1月1日	950,586	4,304,481	1,999,250	6,303,731	7,254,317
增置	—	74,051	216,417	290,468	290,468
經收購的增置	—	—	6,065	6,065	6,065
重估盈餘	40,478	—	—	—	40,478
行址重估轉入投資物業	—	5,671	—	5,671	5,671
由投資物業轉入行址	(6,235)	6,235	—	6,235	—
出售	(39,400)	(7,097)	(89,972)	(97,069)	(136,469)
匯兑調整	3,717	1,600	7,556	9,156	12,873
於2006年6月30日	949,146	4,384,941	2,139,316	6,524,257	7,473,403
累計折舊及攤銷					
於2006年1月1日	—	671,201	1,227,217	1,898,418	1,898,418
經收購的增置	—	—	3,694	3,694	3,694
期內支出	—	38,290	105,462	143,752	143,752
行址重估轉入投資物業	—	(4,431)	—	(4,431)	(4,431)
減值損失	—	(10,915)	—	(10,915)	(10,915)
出售時回撥	—	(1,171)	(77,554)	(78,725)	(78,725)
匯兑調整	—	618	5,907	6,525	6,525
於2006年6月30日	—	693,592	1,264,726	1,958,318	1,958,318
賬面淨值					
於2006年6月30日	949,146	3,691,349	874,590	4,565,939	5,515,085
上述資產的總額列示如下:					
按成本	—	3,534,445	2,139,316	5,673,761	5,673,761
按董事估值					
—1989	—	850,496	—	850,496	850,496
按專業估值					
—2006	949,146	—	—	—	949,146
	949,146	4,384,941	2,139,316	6,524,257	7,473,403

18. 固定資產

	30/6/2007				
	投資物業	行址	傢俬、裝修及設備	小計	總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
成本或估值					
於2007年1月1日	1,288,541	4,230,569	2,255,097	6,485,666	7,774,207
增置	152	222,067	188,749	410,816	410,968
經收購的增置	—	—	1,053	1,053	1,053
重估盈餘	20,913	—	—	—	20,913
行址重估轉入投資物業	—	8,283	—	8,283	8,283
由行址轉入投資物業	75,500	(75,500)	—	(75,500)	—
出售	—	(1,676)	(18,289)	(19,965)	(19,965)
匯兑調整	2,570	1,196	9,130	10,326	12,896
於2007年6月30日	1,387,676	4,384,939	2,435,740	6,820,679	8,208,355
累計折舊及攤銷					
於2007年1月1日	—	683,568	1,341,034	2,024,602	2,024,602
經收購的增置	—	—	635	635	635
期內支出	—	41,449	121,329	162,778	162,778
行址重估轉入投資物業	—	(10,082)	—	(10,082)	(10,082)
減值損失	—	(116,451)	—	(116,451)	(116,451)
出售時回撥	—	(785)	(14,131)	(14,916)	(14,916)
匯兑調整	—	333	6,662	6,995	6,995
於2007年6月30日	—	598,032	1,455,529	2,053,561	2,053,561
賬面淨值					
於2007年6月30日	1,387,676	3,786,907	980,211	4,767,118	6,154,794
上述資產的總額列示如下:					
按成本	—	3,543,850	2,435,740	5,979,590	5,979,590
按董事估值					
—1989	—	841,089	—	841,089	841,089
按專業估值					
—2007	1,387,676	—	—	—	1,387,676
	1,387,676	4,384,939	2,435,740	6,820,679	8,208,355

17. 持至到期投資

	30/6/2007	30/6/2006	31/12/2006
	港幣千元	港幣千元	港幣千元
國庫債券(包括外匯基金票據)	117,793	45,412	84,044
持有的存款證	1,857,161	1,409,223	1,614,028
債務證券	8,644,520	11,279,117	8,551,287
	10,619,474	12,733,752	10,249,359
發行機構:			
中央政府和中央銀行	5,466,470	7,687,075	5,417,161
公營機構	721,333	799,699	746,137
銀行及其他金融機構	3,203,014	3,193,700	2,881,767
企業實體	1,228,657	1,053,278	1,204,294
	10,619,474	12,733,752	10,249,359
按上市地區:			
在香港上市	191,916	58,087	80,663
在香港以外地區上市	1,777,146	1,968,347	1,773,409
	1,969,062	2,026,434	1,854,072
非上市	8,650,412	10,707,318	8,395,287
	10,619,474	12,733,752	10,249,359
市值:			
上市證券	1,954,830	1,984,421	1,847,348
非上市證券	8,519,130	10,441,192	8,269,760
	10,473,960	12,425,613	10,117,108

16. 可供出售金融資產

	30/6/2007	30/6/2006	31/12/2006
	港幣千元	港幣千元	港幣千元
國庫債券（包括外匯基金票據）	4,325,731	2,783,033	4,221,416
持有的存款證	867,781	1,159,918	943,306
債務證券	4,564,851	2,832,129	3,274,524
股份	2,669,813	2,691,756	3,398,552
投資基金	91,966	256,049	164,399
	12,520,142	9,722,885	12,002,197
發行機構：			
中央政府和中央銀行	4,436,863	3,722,100	4,344,171
公營機構	207,298	388,716	220,749
銀行及其他金融機構	4,898,557	3,768,049	5,058,286
企業實體	2,731,931	1,587,953	2,214,163
其他實體	245,493	256,067	164,828
	12,520,142	9,722,885	12,002,197
按上市地區：			
在香港上市	1,794,120	1,330,268	2,771,512
在香港以外地區上市	2,886,830	1,641,859	1,949,661
	4,680,950	2,972,127	4,721,173
非上市	7,839,192	6,750,758	7,281,024
	12,520,142	9,722,885	12,002,197

	30/6/2006				
	客戶貸款總額	逾期3個月以上的客戶貸款	減值客戶貸款	個別減值準備	整體減值準備
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
香港	100,394,600	421,702	798,447	146,077	246,694
中華人民共和國	26,006,723	102,310	335,883	18,890	84,146
其他亞洲國家	7,646,199	109,023	166,276	52,871	61,079
其他	15,036,227	11,040	36,644	—	40,007
總額	149,083,749	644,075	1,337,250	217,838	431,926
佔客戶貸款總額的百分比			0.90%		
有抵押減值貸款抵押品市值			2,411,815		

31/12/2006

	客戶貸款總額	逾期3個月以上的客戶貸款	減值客戶貸款	個別減值準備	整體減值準備
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
香港	105,270,368	361,260	786,086	171,264	272,508
中華人民共和國	35,322,858	57,202	275,942	10,749	81,187
其他亞洲國家	9,090,413	103,149	198,818	70,278	59,639
其他	16,494,463	1,690	33,342	1,723	30,540
總額	166,178,102	523,301	1,294,188	254,014	443,874
佔客戶貸款總額的百分比			0.78%		
有抵押減值貸款抵押品市值			2,340,517		

減值貸款是個別出現客觀減值證據而須個別評估的貸款。減值貸款按國家或區域的分類，是根據交易對手的所在地，並已顧及轉移風險因素。

於2007年6月30日、2006年6月30日及2006年12月31日，本集團予銀行及其他金融機構的款項中並無減值貸款，亦無就該等貸款提撥個別減值準備。

以下按行業分類並佔客戶貸款總額百分之十或以上的貸款中，已個別減值的貸款、個別及整體減值準備如下：

		30/6/2007	30/6/2006	31/12/2006
		港幣千元	港幣千元	港幣千元
(i)	物業發展			
	a. 已個別減值的貸款	182,227	289,012	232,655
	b. 個別減值準備	91,198	93,289	92,249
	c. 整體減值準備	35,354	31,165	29,180
(ii)	物業投資			
	a. 已個別減值的貸款	35,617	45,843	55,307
	b. 個別減值準備	139	357	170
	c. 整體減值準備	93,038	99,658	94,971
(iii)	購買其他住宅物業的貸款			
	a. 已個別減值的貸款	226,230	268,369	254,380
	b. 個別減值準備	8,984	11,053	14,267
	c. 整體減值準備	30,021	42,737	33,121

(c) 減值客戶貸款—按區域分類

客戶貸款總額按國家或區域的分類，是根據交易對手的所在地，並已顧及轉移風險因素。一般而言，有關貸款的債權獲得並非交易對手所在地的國家的一方擔保，或該債權的履行對象是某銀行的海外分行，而該銀行的總辦事處並非設於交易對手的所在地，風險便確認為由一個國家轉移到另一個國家。

	30/6/2007				
	客戶貸款總額	逾期3個月以上的客戶貸款	減值客戶貸款	個別減值準備	整體減值準備
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
香港	126,988,140	284,702	656,839	167,177	267,672
中華人民共和國	46,404,199	73,285	368,758	49,692	107,443
其他亞洲國家	10,116,879	66,231	154,879	78,563	65,186
其他	19,362,197	17,364	29,900	135	27,249
總額	202,871,415	441,582	1,210,376	295,567	467,550
佔客戶貸款總額的百分比			0.60%		
有抵押減值貸款抵押品市值			2,332,339		

(b) 客戶貸款－按行業分類

按行業分類的客戶貸款總額及有抵押貸款的百分比是按照香港金融管理局所採用的類別和定義。

	30/6/2007		30/6/2006		31/12/2006	
	貸款總額	有抵押貸款的百分比	貸款總額	有抵押貸款的百分比	貸款總額	有抵押貸款的百分比
	港幣千元	百分率	港幣千元	百分率	港幣千元	百分率
在香港使用的貸款						
工商金融						
一物業發展	8,079,400	63.33	5,796,535	44.80	6,422,770	45.69
一物業投資	22,627,126	96.61	20,423,067	96.03	20,464,978	96.48
一金融企業	468,559	61.09	2,190,722	84.81	1,865,472	82.54
一股票經紀	998,444	87.32	294,588	97.67	258,562	77.62
一批發與零售業	1,360,071	52.64	1,366,526	47.19	1,322,504	47.75
一製造業	2,243,514	49.10	1,813,602	44.62	1,884,745	51.30
一運輸與運輸設備	4,189,617	73.68	3,875,311	77.05	4,118,384	73.72
一娛樂活動	289,826	92.81	304,463	91.64	316,426	88.17
一資訊科技	4,413	44.03	4,236	0.00	3,321	0.00
一其他	20,433,568	86.53	6,107,112	53.62	6,711,510	64.02
一小計	60,694,538	84.01	42,176,162	76.70	43,368,672	77.54
個人						
一購買「居者有其屋計劃」、「私人參建居屋計劃」及「租者置其屋計劃」樓宇貸款	1,070,025	100.00	1,218,014	100.00	1,117,688	100.00
一購買其他住宅物業的貸款	38,029,902	99.59	36,409,009	99.45	36,956,206	99.52
一信用卡貸款	2,275,779	0.00	1,763,962	0.00	2,409,027	0.00
一其他	5,321,832	71.75	3,946,951	67.34	4,728,035	70.37
一小計	46,697,538	91.58	43,337,936	92.50	45,210,956	91.18
在香港使用的貸款總額	107,392,076	87.30	85,514,098	84.71	88,579,628	84.50
貿易融資	3,664,200	56.74	3,639,770	59.36	3,464,619	58.44
在香港以外使用的貸款	91,815,139	69.72	59,929,881	68.72	74,133,855	66.08
客戶貸款總額	202,871,415	78.79	149,083,749	77.66	166,178,102	75.74

14. 指定為通過損益以反映公平價值的金融資產

	30/6/2007 港幣千元	30/6/2006 港幣千元	31/12/2006 港幣千元
持有的存款證	48,705	94,795	95,685
債務證券	9,556,431	8,286,599	8,546,958
股份	906	12,387	836
	9,606,042	8,393,781	8,643,479
發行機構：			
中央政府和中央銀行	—	—	39,123
公營機構	131,109	168,526	134,845
銀行及其他金融機構	1,559,997	1,027,038	1,149,969
企業實體	7,914,936	7,190,375	7,319,542
其他實體	—	7,842	—
	9,606,042	8,393,781	8,643,479
按上市地區：			
在香港上市	1,697,248	1,045,040	1,364,389
在香港以外地區上市	1,249,537	1,427,865	1,408,981
	2,946,785	2,472,905	2,773,370
非上市	6,659,257	5,920,876	5,870,109
	9,606,042	8,393,781	8,643,479

15. 客戶貸款及其他賬項

(a) 客戶貸款及其他賬項

		30/6/2007 港幣千元	30/6/2006 港幣千元	31/12/2006 港幣千元
(i)	客戶貸款	202,871,415	149,083,749	166,178,102
	減：減值準備			
	—個別	(295,567)	(217,838)	(254,014)
	—整體	(467,550)	(431,926)	(443,874)
		202,108,298	148,433,985	165,480,214
(ii)	其他賬項			
	銀行及其他金融機構貸款	2,108,676	2,682,616	2,454,109
	債券	330,767	359,209	344,076
	持有的存款證	39,090	38,834	38,890
	應計利息	1,394,283	984,115	1,172,578
	其他賬項	8,331,102	2,900,536	5,641,146
		12,203,918	6,965,310	9,650,799
	減：減值準備			
	—個別	(24,186)	(26,660)	(26,118)
	—整體	(8,714)	(9,447)	(8,229)
		12,171,018	6,929,203	9,616,452
		214,279,316	155,363,188	175,096,666

12. 出售可供出售金融資產之淨溢利

	截至30/6/2007止6個月	截至30/6/2006止6個月	截至31/12/2006止6個月
	港幣千元	港幣千元	港幣千元
由儲備轉撥的重估盈利／（虧損）淨額	30,239	(2,076)	43,842
期內產生的溢利	47,525	5,466	2,766
	77,764	3,390	46,608

13. 交易用途資產

	30/6/2007	30/6/2006	31/12/2006
	港幣千元	港幣千元	港幣千元
國庫債券（包括外匯基金票據）	996,703	793,407	497,915
債務證券	195,930	161,326	161,153
股份	2,562,530	765,582	1,350,059
投資基金	265,499	256,394	265,990
交易用途證券	4,020,662	1,976,709	2,275,117
衍生工具的正公平值	915,855	803,391	662,417
	4,936,517	2,780,100	2,937,534
發行機構：			
中央政府和中央銀行	996,703	793,407	497,915
公營機構	189,391	162,233	161,153
銀行及其他金融機構	1,067,558	363,654	700,158
企業實體	1,752,938	643,809	901,673
其他實體	14,072	13,606	14,218
	4,020,662	1,976,709	2,275,117
按上市地區：			
在香港上市	2,356,794	620,397	1,177,448
在香港以外地區上市	281,015	191,886	201,555
	2,637,809	812,283	1,379,003
非上市	1,382,853	1,164,426	896,114
	4,020,662	1,976,709	2,275,117

10. 其他經營收入

	截至30/6/2007止6個月	截至30/6/2006止6個月	截至31/12/2006止6個月
	港幣千元	港幣千元	港幣千元
可供出售金融資產股息收入			
—上市	15,157	6,970	5,886
—非上市	10,186	5,726	8,919
保險箱租金收入	43,819	42,983	43,310
保險業務淨收入	55,091	61,634	(9,825)
物業租金收入	33,644	26,049	27,504
其他	43,737	10,410	24,036
其他經營收入總額	201,634	153,772	99,830

11. 經營支出

	截至30/6/2007止6個月	截至30/6/2006止6個月	截至31/12/2006止6個月
	港幣千元	港幣千元	港幣千元
定額供款公積金供款	78,730	60,556	66,904
股權支付支出	12,009	11,703	10,364
薪金及其他員工成本	1,042,391	799,776	913,945
員工成本總額	1,133,130	872,035	991,213
不包括折舊的物業及設備支出			
—物業租金	134,272	95,644	110,781
—保養、維修及其他	145,807	139,105	136,384
不包括折舊的物業及設備支出總額	280,079	234,749	247,165
固定資產折舊	162,778	143,752	155,322
無形資產攤銷	1,105	—	2,231
其他經營支出			
—通訊、文具及印刷	107,394	90,442	93,474
—法律及專業服務費	71,136	62,491	59,634
—廣告費	130,437	61,994	96,017
—業務推廣及商務旅遊	38,100	30,070	29,095
—有關信用卡支出	31,823	24,676	23,273
—印花税、海外及中華人民共和國營業税及增值税	86,727	40,974	59,168
—保險費	23,240	5,456	7,886
—銀行收費	2,278	1,560	2,073
—秘書業務的行政費	10,940	8,379	5,988
—會員費	3,111	2,895	2,391
—銀行牌照費	2,645	2,532	2,442
—捐款	1,387	14,968	947
—其他	92,526	39,761	50,307
其他經營支出總額	601,744	386,198	432,695
經營支出總額	2,178,836	1,636,734	1,828,626

源自下列服務的服務費及佣金收入：

	截至30/6/2007止6個月	截至30/6/2006止6個月重報	截至31/12/2006止6個月重報
	港幣千元	港幣千元	港幣千元
企業服務	360,871	292,760	305,077
貸款、透支及擔保	170,396	132,766	167,809
信用卡	179,406	139,518	167,957
其他零售銀行服務	87,826	71,765	68,918
貿易融資	55,461	54,220	56,493
證券及經紀	177,398	99,534	106,060
信託及代理業務	26,545	22,765	23,742
其他	110,469	89,560	99,939
服務費及佣金收入總額	1,168,372	902,888	995,995

8. 交易溢利淨額

	截至30/6/2007止6個月	截至30/6/2006止6個月重報	截至31/12/2006止6個月重報
	港幣千元	港幣千元	港幣千元
外幣買賣溢利	84,500	77,702	68,520
交易用途證券溢利	193,833	125,842	353,703
其他買賣活動溢利／(虧損)	105,868	(138,382)	86,739
上市交易用途證券股息收入	11,507	6,421	10,101
淨交易溢利總額	395,708	71,583	519,063

9. 指定為通過損益以反映公平價值金融工具的淨表現

	截至30/6/2007止6個月	截至30/6/2006止6個月重報	截至31/12/2006止6個月重報
	港幣千元	港幣千元	港幣千元
淨盈利／(虧損)	161,034	175,275	(64,953)
上市證券股息收入	—	103	101
	161,034	175,378	(64,852)

(c) 香港利得税税款是以截至2007年6月30日止6個月預計應課税溢利按税率17.5%計算。海外附屬公司的税款按其經營所在國家現行税率計算。

(d) (i) 每股基本盈利乃按照溢利港幣1,877,166,000元（截至2006年6月30日止6個月：港幣1,565,334,000元）及已發行普通股份的加權平均數1,558,501,265股（截至2006年6月30日止6個月：1,523,266,272股）計算。

(ii) 截至2007年6月30日止6個月的每股攤薄盈利乃按照溢利港幣1,877,166,000元（截至2006年6月30日止6個月：港幣1,565,334,000元）及就所有具備潛在攤薄影響的普通股作出調整得出的普通股份的加權平均數1,568,898,743股（截至2006年6月30日止6個月：1,531,440,619股）計算。

5. 利息收入

	截至30/6/2007 止6個月	截至30/6/2006 止6個月 重報	截至31/12/2006 止6個月 重報
	港幣千元	港幣千元	港幣千元
分類為持至到期及可供出售的上市證券	74,278	57,949	62,211
交易用途資產			
一上市	1,484	834	778
一非上市	20,605	24,598	8,400
利率掉期合約	268,146	293,135	363,836
指定為通過損益以反映公平價值金融資產			
一上市	68,369	72,943	52,480
一非上市	187,203	179,908	186,039
非按通過損益以反映公平價值列賬的貸款、在銀行和其他金融機構的存款、貿易票據、及其他非上市證券	7,590,316	5,842,337	6,903,096
利息收入總額	8,210,401	6,471,704	7,576,840

以上包括減值金融資產的應計利息港幣3,965,000元（截至2006年6月30日止6個月：港幣6,270,000元，及截至2006年12月31日止6個月：港幣10,087,000元）。

6. 利息支出

	截至30/6/2007 止6個月	截至30/6/2006 止6個月 重報	截至31/12/2006 止6個月 重報
	港幣千元	港幣千元	港幣千元
按攤銷成本列賬的客戶存款、銀行及其他金融機構的存款及已發行存款證	4,700,872	3,588,357	4,283,149
按攤銷成本列賬的後償票據	126,047	2,819	123,862
利率掉期合約	340,619	316,163	379,904
指定為通過損益以反映公平價值金融工具	279,349	195,336	158,383
其他借款	1,255	807	964
利息支出總額	5,448,142	4,103,482	4,946,262

4. 簡略綜合現金流量表

	截至30/6/2007止6個月	截至30/6/2006止6個月
	港幣千元	港幣千元
(用於)／源自經營業務之現金	(5,714,023)	13,785,812
支付税項	(248,255)	(154,741)
(用於)／源自經營業務活動之現金淨額	(5,962,278)	13,631,071
用於投資活動之現金淨額	(622,441)	(1,796,063)
源自融資活動之現金淨額	7,069,345	999,295
現金及等同現金項目淨增額	484,626	12,834,303
於1月1日之現金及等同現金項目	76,708,949	52,283,962
於6月30日之現金及等同現金項目	77,193,575	65,118,265
源自經營業務活動的現金流量包括：		
利息收入	7,988,696	6,473,155
利息支出	5,177,910	4,098,870
股息收入	36,850	19,220

附註：

(a) 此中期報告所載的財務資料，並不構成本集團截至2006年12月31日止年度及截至2007年6月30日止6個月的法定賬項，除在以下(b)所述外，跟該等法定賬項比較未有重大改變。截至2006年12月31日止年度的法定賬項，可於本行註冊行址取得。於2007年2月8日的報告書中，核數師已對該等賬項表示並無保留意見。

(b) 呈報方式之轉變—《香港會計準則》第1號「財務報表之呈報」

由2007年的報告起，來自持作交易用途的金融資產及負債，以及通過損益以反映公平價值之金融工具的利息收入和支出均於「利息收入」及「利息支出」項下列賬，而並非如往年分別於「交易溢利淨額」及「指定為通過損益以反映公平價值金融工具的淨表現」項下列賬。有關轉變主要令來自由交易賬融資的非交易負債之利息支出及來自交易用途資產之利息收入相配，亦方便本行之淨利息收入及淨息差與許多香港同業作出比較。

以下之比較數字已重新分類以符合期內之呈報方式：

	截至2006年6月30日止6個月		
	如前期報告	期內溢利增加／(減少)	重報
	港幣千元	港幣千元	港幣千元
利息收入	5,900,286	571,418	6,471,704
利息支出	(3,591,983)	(511,499)	(4,103,482)
淨利息收入	2,308,303	59,919	2,368,222
交易溢利淨額	73,987	(2,404)	71,583
指定為通過損益以反映公平價值金融工具的淨表現	232,893	(57,515)	175,378

	截至2006年12月31日止6個月		
	如前期報告	期內溢利增加／(減少)	重報
	港幣千元	港幣千元	港幣千元
利息收入	6,965,307	611,533	7,576,840
利息支出	(4,407,975)	(538,287)	(4,946,262)
淨利息收入	2,557,332	73,246	2,630,578
交易溢利淨額	512,173	6,890	519,063
指定為通過損益以反映公平價值金融工具的淨表現	15,284	(80,136)	(64,852)

3. 綜合權益變動表

	截至30/6/2007止6個月	截至30/6/2006止6個月
	港幣千元	港幣千元
於1月1日股東權益總額	27,644,729	24,404,528
直接確認於股東權益淨(虧損)／收入		
遞延稅項負債淨額(確認)／回撥		
—行址重估儲備	(3,363)	(1,148)
—可供出售金融資產重估儲備	17,843	(52,457)
行址轉作投資物業所產生的重估盈餘	18,365	10,102
股權支付交易產生的資本儲備	12,009	11,703
可供出售金融資產於出售時轉回	(30,239)	2,076
可供出售金融資產之公平價值變動	(222,128)	184,153
匯兑及其他調整	107,471	57,279
	(100,042)	211,708
期內溢利		
可歸屬於：		
集團股東	1,877,166	1,565,334
少數股東權益	33,662	26,118
	1,910,828	1,591,452
期內已確認的收入和支出(其中少數股東應佔權益港幣33,662,000元(截至2006年6月30日止6個月：港幣26,118,000元))	1,810,786	1,803,160
期內已派發股息	(1,599,510)	(1,410,856)
與集團股東進行資本交易所產生的股東權益變動：		
根據僱員認股計劃發行的股份	113,770	281,350
以股代息發行的股份	548,567	371,906
資本費用	(99)	(132)
	662,238	653,124
少數股東權益變動		
購入附屬公司	1	2,698
權益減少	(14,634)	—
應佔可供出售金融資產之重估盈餘	(149,196)	63,047
	(163,829)	65,745
於6月30日結餘	28,354,414	25,515,701

	截至30/6/2007止6個月	截至30/6/2006止6個月重報	截至31/12/2006止6個月重報
	港幣（元）	港幣（元）	港幣（元）
每股			
—基本盈利[d]	1.20	1.03	1.21
—攤薄盈利[d]	1.20	1.02	1.20
—股息	0.48	0.43	1.03

2. 綜合資產負債表

	30/6/2007	30/6/2006	31/12/2006
	港幣千元	港幣千元	港幣千元
資產			
現金及在銀行和其他金融機構的結存	8,268,226	4,656,612	8,317,746
在銀行及其他金融機構的存款	72,346,977	60,104,309	66,864,045
貿易票據	679,038	515,862	620,463
交易用途資產	4,936,517	2,780,100	2,937,534
指定為通過損益以反映公平價值的金融資產	9,606,042	8,393,781	8,643,479
客戶貸款及其他賬項	214,279,316	155,363,188	175,096,666
可供出售金融資產	12,520,142	9,722,885	12,002,197
持至到期投資	10,619,474	12,733,752	10,249,359
聯營公司投資	1,128,361	921,424	1,076,738
固定資產	6,154,794	5,515,085	5,749,605
—投資物業	1,387,676	949,146	1,288,541
—其他物業及設備	4,767,118	4,565,939	4,461,064
商譽及無形資產	2,649,658	2,583,500	2,605,316
遞延税項資產	25,482	47,034	39,169
資產總額	343,214,027	263,337,532	294,202,317
股東權益及負債			
銀行及其他金融機構的存款及結餘	43,493,660	19,490,905	31,959,182
客戶存款	230,798,646	192,727,638	209,524,220
—活期存款及往來賬戶	17,560,765	12,328,246	15,130,231
—儲蓄存款	45,162,119	38,526,992	43,644,321
—定期及通知存款	168,075,762	141,872,400	150,749,668
交易用途負債	1,707,331	1,567,047	942,595
已發行存款證	10,050,099	9,043,977	6,998,407
—通過損益以反映公平價值	7,026,991	2,707,710	1,943,951
—攤銷成本	3,023,108	6,336,267	5,054,456
本期税項	495,452	388,413	334,097
遞延税項負債	677,620	466,015	598,118
其他賬項及準備	14,088,565	6,111,510	8,046,654
借貸資本	13,548,240	8,026,326	8,154,315
—通過損益以反映公平價值	8,864,443	4,149,058	4,288,824
—攤銷成本	4,683,797	3,877,268	3,865,491
負債總額	314,859,613	237,821,831	266,557,588
股本	3,920,971	3,843,413	3,875,355
儲備	24,180,675	21,372,893	23,387,599
歸屬於集團股東權益總額	28,101,646	25,216,306	27,262,954
少數股東權益	252,768	299,395	381,775
股東權益總額	28,354,414	25,515,701	27,644,729
股東權益及負債總額	343,214,027	263,337,532	294,202,317

(1918年在香港註冊成立之有限公司)
(股份代號:23)

2007年度中期報告

中期業績

東亞銀行有限公司(「本行」)董事會欣然宣佈本集團截至2007年6月30日止6個月未經審核的業績[a]。編製此中期財務報表的基礎,跟2006年度賬項所採納的會計政策及方法是一致的。此中期財務報表是未經審核的,但畢馬威會計師事務所,已按照香港會計師公會頒佈之《香港審閱工作準則》第2410號「獨立核數師對中期財務信息的審閱」,審閱此中期財務報表。畢馬威會計師事務所致本行董事會之獨立審閱報告刊載於第35頁。

1. 綜合損益賬

	截至30/6/2007 止6個月	截至30/6/2006 止6個月 重報	截至31/12/2006 止6個月 重報
	港幣千元	港幣千元	港幣千元
利息收入	8,210,401	6,471,704	7,576,840
利息支出	(5,448,142)	(4,103,482)	(4,946,262)
淨利息收入	2,762,259	2,368,222	2,630,578
服務費及佣金收入	1,168,372	902,888	995,995
服務費及佣金支出	(211,242)	(127,335)	(160,810)
服務費及佣金淨額	957,130	775,553	835,185
交易溢利淨額	395,708	71,583	519,063
指定為通過損益以反映公平價值金融工具的淨表現	161,034	175,378	(64,852)
其他經營收入	201,634	153,772	99,830
非利息收入	1,715,506	1,176,286	1,389,226
經營收入	4,477,765	3,544,508	4,019,804
經營支出	(2,178,836)	(1,636,734)	(1,828,626)
未扣除減值準備之經營溢利	2,298,929	1,907,774	2,191,178
貸款減值損失	(136,780)	(154,668)	(89,180)
持至到期投資減值損失回撥	—	12,828	144
聯營公司減值損失回撥	—	3,779	20,781
商譽減值損失	—	(23,698)	—
行址減值損失回撥	116,451	10,915	16,766
減值損失	(20,329)	(150,844)	(51,489)
已扣除減值準備之經營溢利	2,278,600	1,756,930	2,139,689
出售持至到期投資之淨(虧損)/溢利	—	(444)	427
出售可供出售金融資產之淨溢利	77,764	3,390	46,608
出售附屬公司/聯營公司之淨溢利	319	1,330	186
出售固定資產之淨虧損	(1,526)	(3,964)	(4,309)
重估投資物業盈利	20,913	40,478	97,299
應佔聯營公司溢利減虧損	51,670	47,754	134,820
期內除税前溢利	2,427,740	1,845,474	2,414,720
所得税			
本期税項[c]			
—香港	(259,084)	(175,971)	(310,884)
—海外	(149,340)	(99,603)	(129,688)
遞延税項	(108,488)	21,552	(79,982)
期內除税後溢利	1,910,828	1,591,452	1,894,166
可歸屬於:			
集團股東	1,877,166	1,565,334	1,869,177
少數股東權益	33,662	26,118	24,989
除税後溢利	1,910,828	1,591,452	1,894,166
銀行本身的溢利	1,285,299	1,317,809	1,700,808
擬派股息	752,826	661,067	1,596,646

東亞銀行有限公司

2007年度中期報告
（股份代號：23）

END